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06019335

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manila Electric Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

DEC 20 2006

THOMSON FINANCIAL

FILE NO. 82- 3437

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 12/18/06

US SEC
File No. 82-3237

COVER SHEET

12-31-05
AR/S

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-A
[For the year ended December 31, 2005]
(Form Type)

PW-102
(S. E. C. Registration No.)

TABLE OF CONTENTS

US SEC
File No. 82-3237



SECURITIES AND EXCHANGE COMMISSION

'06 MAY -2 P 8:53

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended: *December 31, 2005*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Number: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. (SEC use only) Industry Classification Code:
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Telephone Numbers: *631-5571 and 631-5572* Area Code: *0300*
9. Former name or former address: *Not applicable*
10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA: *(as of December 31, 2005)*

Title of Each Class	*Number of Shares of Common Stock Outstanding (Par Value at P10.00 per share)*
Class "A"	*604,301,703*
Class "B"	*402,897,442*
Total	*1,007,199,145*

Amount of Debt Outstanding: *P119.48 billion as of December 31, 2005*

11. Are any or all of these securities listed on the Philippine Stock Exchange:

YES [x] NO [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Philippine Stock Exchange *Class "A" and "B"*

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

YES [x] NO [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

YES [x] NO [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstance, provided the assumptions are set forth in this Form.

The aggregate market value of voting stock held by non-affiliates of the registrant as of March 31, 2006:

Shares:
Class A = 604,148,700
Class B = 402,795,440

Closing Prices:	*Aggregate:*
Class A = P13.25	*8.0 billion*
Class B = P20.50	*8.3 billion*

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this report:

(a) Summary of Land Account

(b) Consolidated Financial Statements and Schedules

PART I – BUSINESS AND GENERAL INFORMATION

Item 1. Business

[1] Business Development

The name of the issuer is Manila Electric Company, also known as MERALCO, a corporation duly organized on May 5, 1919 under the laws of the Republic of the Philippines.

Meralco's subsidiaries are Meralco Industrial Engineering Services Corporation (Miescor), Corporate Information Solutions, Inc. (CIS), Rockwell Land Corporation, Meralco Energy, Inc. (MEI), e-Meralco Ventures, Inc. (e-MVI), Asian Center for Energy Management (ACEM), Meralco Financial Services Corporation (Finserve).

Meralco Industrial Engineering Services Corporation (Miescor) was incorporated on December 5, 1973. It is one of the leading construction and engineering companies in the country with expertise in the fields of power generation, transmission and distribution, industrial plants, water resources and communications. Miescor, with more than 33 years of experience, has handled several major infrastructure projects for the government and private sectors. Miescor is supported by its four active subsidiaries: Miescor Builders, Inc., an operation and maintenance company for electric transmission and distribution: Landbees Corporation, a general services firm specializing in repair and maintenance of facilities tools and equipment; Clark Electric Distribution Corporation, a joint venture with Angeles Electric Corporation which maintains and operates the electric distribution system inside the Clark Special Economic Zone; and Miescor USA, Inc., an engineering company based in California, U.S.A. Miescor continues to provide support to its mother company, Meralco, in the areas of line design, revenue protection and various services.

Corporate Information Solutions, Inc. (CIS), incorporated in 1974, is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability. CIS carries three (3) separate business line namely: Solutions Center Services, Data Center Services and Collection Services more popularly known as "Bayad Center". During the 3rd quarter of 2005, CIS sold Solution Center Services and Data Center Services to Soluziona Philippines, a Meralco affiliate, as part of the rationalization being carried out by the company among its subsidiaries and affiliate companies. Bayad Center, the only remaining business line became the main contributor to the profitability of CIS amounting for 94% of its total net income. As a collecting arm of Meralco, CIS-Bayad Center maintains its strategic value to the parent company as it continues to grow and expand its area coverage and reach through partnership with "Third Party Collection Agents". With over 580 sites strategically located all over the country, Bayad Center accepts and remits bill payments and is the leading choice of mass-based businesses, utilities and its customers for over-the-counter transactions.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. It is a property development company initially tasked to develop the 15.5-hectare Rockwell Center into a prime residential and commercial area. New Rockwell residents were welcomed to their new homes at the 618-unit tower of The Manansala six months ahead of schedule. The early completion of The Manansala is a testimony to the unwavering commitment of Rockwell Land to deliver what it promises. The market saw another innovative move by Rockwell Land when it launched Joya Lofts and Flats. It was the first of its size then with 926 units which also introduced Loft design to the local market, a concept again picked up by our competitors. Only a year following Joya, Rockwell Land launched its 7th residential development project towards the end of 2005 named No. One Rockwell which will consists of two towers to be situated at the corner of Rockwell Drive and Estrella Street. No. One Rockwell will be the epitome of the Rockwell Lifestyle. The company is planning to venture into more residential developments outside the Rockwell Center particularly in key locations in Metro Manila and aims to cater to the middle market residential segment.

Meralco Energy, Inc. (MEI), provider of loadside energy services to Meralco customers, was officially formed in June 2000. Starting operations with preventive maintenance of customer substations, the company grew to include all chemical and electrical tests, emergency troubleshooting, supply and installation of major electrical equipment and minor construction. The year 2005 marked the shift in strategy for Meralco Energy, Inc. Following Meralco's direction to rationalize subsidiaries, MEI would direct more of its efforts in the Energy Services business to seize the opportunities presented by the electric industry deregulation. This change in stance was accentuated by the integration of Electric Facilities Management business to another Meralco subsidiary, Miescor, towards the latter part of 2005. Given that Miescor possesses the same expertise and capabilities as MEI in this area, lodging these services in this subsidiary achieved a more cost efficient set-up. MEI is considering becoming a Retail Electricity Supplier (RES) that would sell electricity to the contestable market once retail competition starts.

e-Meralco Ventures, Inc. (e-MVI) was registered with the Securities and Exchange Commission on June 22, 2000. Established as the new-economy arm of Meralco, it started providing a fiber-based network for the transmission of data over a robust, reliable, scalable, secure and cost-effective communications highway in 2003. Through alliances forged with its various partners, e-MVI caters to the telecommunication requirements of domestic and international carriers, internet and telecom service providers, data centers, and business of all sizes. e-MVI's services include the following: 1) Leased Line connections, 2) Metro Ethernet connections, 3) Disaster Recovery connections, and 4) Co-location Plus services. With these services, business entities can focus efforts towards optimizing its core business and enjoy all the benefits of "choice" primary of which is access and reduced costs.

Asian Center for Energy Management (ACEM), was formally incorporated in November 2001. The Center was created with the vision of becoming the premiere center for cooperation in the Asian energy industry through the development of policy researches and studies in the field of energy management and the dissemination of such, through various means of information sharing. In 2005, the energy industry has expanded rapidly and growth is expected to continue at a strong pace for the foreseeable future. The Philippine energy is evolving towards a liberalized and private sector-led market structure. With the enactment of the Downstream oil Industry Deregulation Act and R.A. 9136, the Philippine government strengthened its program on indigenous and renewable energy resource development, energy efficiency and conservation. These created a demand for more provisions of stable, secure, clean energy and efficient infrastructures, the intensive promotion and utilization of alternative clean transport fuels. ACEM was fortunate to have forged and nurtured sustaining partnerships with different government agencies, associations, private companies and even schools and energy centers based abroad. ACEM has ceased operations and is in the process of dissolution.

Meralco Financial Services Corporation (Finserve) was incorporated in March 2002 as a way for Meralco to enhance shareholder value creation and to expand customer service through consumer-based products and services. Finserve strengthened its service offerings by partnering with Banco De Oro to bring to the market Home Master Card, the first home and family-oriented credit card. Under the Integrated Direct Marketing (iDM) business line, Finserve Call Center experienced an increase in the number of projects with financial institutions, consumer, petroleum and pharmaceutical companies for a diversified portfolio of communication campaigns. CURRENT magazine, the first pure direct mail magazine in the country, completed its first full fiscal year. It is a quarterly glossy publication that provides a wealth of articles and information of interest to the whole family covering what's current in lifestyle living and, more importantly, timely tips on energy saving and safety.

(2) Business of Issuer

(a.) The principal business of the issuer is the distribution and sale of electric energy through its distribution network facilities in its franchise area. Its market is categorized into four (4) sectors and the relative contribution to sales of each is as follows:

	2005	2004	2003
RESIDENTIAL	34.47%	35.45%	35.78%
COMMERCIAL	36.66%	35.59%	35.14%
INDUSTRIAL	28.30%	28.40%	28.49%
STREETLIGHTS	0.57%	0.56%	0.59%
TOTAL	100.00%	100.00%	100.00%

The principal sources of power of the issuer, and their relative contributions, are as follows:

	2005	2004	2003
NATIONAL POWER CORPORATION	52.95%	59.15%	58.66%
DURACOM	2.44%	2.85%	1.06 %
PHIL. POWER DEV'T CORPORATION	0.01%	0.01%	0.01 %
QUEZON POWER	9.48%	8.30%	8.21 %
FIRST GAS POWER	35.12%	29.69%	32.06%
TOTAL	100.00%	100.00%	100.00%

The franchise area of the issuer over specified areas in Luzon is approximately 9,337 square kilometers covering twenty-two (25) cities and eighty-eight (86) municipalities. This includes Metro Manila in the national capital region, industrial estates and suburban and urban areas of the adjacent provinces.

Meralco was granted a franchise "to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal, and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga" by Republic Act 9209 in 2003. The franchise is for 25 years and consolidates 50 previously held franchises covering 111 cities and municipalities located in Metro Manila and six other provinces.

The issuer is subject to regulation by the Energy Regulatory Commission (ERC) and recognizes the rate-making policies of the ERC.

a.1 *Regulatory/Industry Highlights*

Meralco Rate Developments and Rate-Related Rules from the Energy Regulatory Commission (ERC).

Distribution Wheeling Rate Guidelines. In accordance with the authority given to ERC by Sec. 43 of PIRA to "adopt alternatives forms of internationally-accepted rate-setting methodology," the commission approved the Distribution Wheeling Rate Guidelines (DWRG) on December 20, 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate-fixing scheme more commonly known as performance-based ratemaking (PBR). Under the current return on rate base (RORB) methodology, utility tariffs are based on historical costs plus a reasonable rate of return.

On the other hand, the PBR scheme sets tariffs according to forecasts of performance and capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

On January 14, 2005, Meralco expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. (CEPALCO) and Dagupan Electric Corporation (DECORP).

In accordance, with the DWRG, the ERC released for public comments on September 30, 2005, a Regulatory Reset Issues Paper for the regulatory reset process. Participating utilities must file with the ERC a rate application by August 31, 2006.

After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Petition to Adjust Rates by 14.76 centavos/kWh. On May 31, 2005, Meralco filed with the ERC a petition to adjust rates by an average of P0.1476 per kWh. In 2004, Meralco's normalized RORB was 11.96 percent, lower than the company's weighted average cost of capital (WACC), as determined by the ERC, of 15.50 percent for 2000. Meralco's WACC for 2004 was estimated at 15.93 percent.

While all of Meralco's witnesses have already been presented, the commission has deferred further hearings on the petition until it has conducted a two-week ocular sampling inspection of Meralco facilities. ERC also agreed to allow oppositors to join the inspection team.

Rules on the Recovery of Pass-through Cost. The commission promulgated the following guidelines on the recovery of pass-through costs by distribution utilities (dates of promulgation are indicated in parenthesis):

For the calculation of the over-or-under-recovery in the implementation of the system loss rate by distribution utilities (November 2005);

For the adjustment of transmission rates by distribution utilities (September 2005);

For a "true-up" mechanism of the over-or under-recovery in the implementation of inter-class cross subsidy removal by distribution utilities (August 2005); and,
For the calculation of the over- or under-recovery in the implementation of lifeline rates by distribution utilities (July 2005).

The release of these guidelines will allow the company to recover past under-recoveries and mitigate further accumulation of under-recoveries of specific pass-through costs.

a.2 Implementation of Electric Power Industry Reforms

Wholesale Electricity Spot Market. The Philippine Electricity Market Corporation (PEMCO) continued its preparations for the commercial operations of the wholesale electricity spot market, or WESM, as envisioned by Sec. 30 of EPIRA.

To test the WESM's hardware and software systems, PEMC began a Trial Operations Program in April 2005 in which Meralco participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures.

For its governance structure, the PEMC Board is selecting members to the committees that will assist it in overseeing the operation of the WESM. These committees include the Market Surveillance Committee, Dispute Resolution Administrator, Rules Change Committee, Technical Committee and the PEM Auditor.

Presently, the PEMC and the DOE are seeking regulatory approval of key market rules in particular the market's price determination methodology (PDM), the setting of market fees and the administered price.

Preparations for retail competition. The ERC has been laying down the framework for the eventual introduction of retail competition and open access, in accordance with Sec. 31 of EPIRA. The framework, known as the "seven pillars," is a set of regulations that are intended to encourage and govern competition in the retail supply market.

Of the seven, three have been promulgated: the Business Separation Guidelines (September 2003), the Retail Electricity Supplier Licensing Guidelines (July 2005) and the Distribution Service and Open Access Rules (January 2006). Meanwhile, the ERC announced that it would hold another public consultation on the Competition Rules soon.

The Commission is at present soliciting comments on draft Code of Conduct for Retail Market Participants, proposed Supplier of Last Resort (SoLR) Guidelines, and the draft Manual of Uniform Business Practices.

The ERC also announced that it would be conducting public consultations on a possible revision of its timeline for implementing retail competition. In an earlier Resolution (dated September 2004), ERC set the commencement of retail competition in Luzon Grid for July 1, 2006.

Removal of cross-subsidies. In November 2005, Meralco reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 Order, the ERC revised the inter-class subsidy removal schedule of Meralco, extending the process by another year. Under the revised schedule, the inter-class subsidy component of Meralco's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Sec. 74 of EPIRA.

Transfer of TransCo's Subtrasmission Assets to Distribution Utilities. In early 2005, negotiations between Meralco and TransCo on the transfer of the latter's subtransmission assets (STAs), as provided for by Sec. 8 of EPIRA, stalled following a disagreement regarding the classification of TransCo's Dasmariñas-Rosario facilities, which serve both Meralco and the Cavite Economic Zone.

The matter was brought before the ERC, which ruled on November 7, 2005 that the said facilities are substransmission assets and not transmission facilities.

Following the ERC's ruling, Meralco on November 22, 2005 wrote TransCo to indicate the Company's desire to resume negotiations for the purchase of TransCo STAs in the Meralco franchise area. Negotiations are ongoing.

Unbundling Rate Case. Petitioners Lualhati, et. al filed a petition for review with the Court of Appeals questioning the ERC's approval of Meralco's unbundling of rates. In a decision dated 22 July 2004, the CA set aside ERC's approval and remanded the case to ERC for further proceedings including the conduct of an audit by the Commission on Audit of the Company's books, records and accounts. Both ERC and Meralco filed their respective motion for reconsideration which the CA denied. On February 11, 2005, ERC filed a petition for review with the SC assailing the CA decision. Likewise on March 11, 2005, Meralco filed a similar petition before the SC. The case is presently pending resolution by the SC.

GRAM Case. In its March 2003 Decision on Meralco's rate unbundling, the ERC directed Meralco to discontinue implementing the Purchased Power Adjustment clause in its tariffs and stated that subsequent changes in the Company's generation charge would be covered by the ERC's Generation Rate Adjustment Mechanism, or GRAM.

Under the GRAM rules promulgated by the ERC in February 2003, a distribution utility such as Meralco would file a deferred generation cost accounting application, setting forth its calculations of the generation rate. Filings may be made every quarter, at most, and the ERC is to issue a Decision not later than 45 days from date of filing of petition; otherwise, petition is deemed approved. The ERC's GRAM Rules did not require the publication of, nor the conduct of hearings on, filings made under GRAM.

Meralco made three filings under the GRAM rules and, with the replacement of GRAM by an Automatic Generation Rate Adjustment (AGRA) mechanism starting November 2004, Meralco also made a final GRAM filing to account for all generation costs prior to November 2004.

ERC's approval of Meralco's second GRAM filing was questioned before the Supreme Court by a group of electricity consumers. According to their petition, Meralco and ERC failed to comply with Sec. 4(e), Rule 3 of EPIRA's IRR, which required publication, notice and hearing of application prior to issuance of second GRAM Order.

In a Decision dated February 2, 2006, the Supreme Court ruled that strict compliance to Sec. 4(e), Rule 3 of the EPIRA IRR is jurisdictional and applies to GRAM. Accordingly, ERC's second GRAM Order was declared void and set aside. Further, the High Court also found that the

GRAM Rules of the ERC were void since they were not published in a newspaper of general circulation, as required by law, and were not filed with the UP-ONAR, as required by the Administrative Code.

On February 20, 2006, ERC and Meralco filed separate motions asking the Supreme Court to reconsider its decision. The case is currently pending before the High Court.

a.3 *VAT on Electricity*

A 10% value-added tax (VAT) was charged on the sale of electricity by generation, transmission and distribution companies on November 1, 2005, pursuant to Republic Act No. 9337. The rate was increased to 12% on February 1, 2006.

a.4 *Human Resource Profile*

Number of Employees

The total number of regular employees as of year-end 2005 stands at 5,878. This count is lower by 1.4% from previous year's count of 5,963 resulting from productivity improvements and the implementation of outsourcing as a manning strategy. For 2006, the company's regular manpower is projected to increase by 3.5% and is expected to reach 6,085 by year-end 2006. This is part of the thrust of the company to strengthen its frontline and service arms as well as to respond efficiently to the new requirements of deregulated power industry.

Employees are classified according to the role they perform individually and job classification based on the organization structure. Below is a chart showing the different classification.

Classification of Employees (By Role/Job Classification)

CLASSIFICATION	DEFINITION	Count (as of Dec. 31, 2005)	% to Total
LEADSHIP		1,336	23%
1. Top Management	Department/Group Heads	33	1%
2. Middle Management	Division Heads	134	2%
3. Junior Management	Team Leaders and Supervisors	1,169	20%
NON-LEADSHIP		4,542	77%
1. Professional / Technical	Consists of employees who carry out professional functions in engineering, medical, legal, accounting, HR and education, and other fields. Work requires consistent exercise of discretion and judgment (i.e Engineers, Analysts, Accountants, etc.).	1,000	17%

2. Process Support	Consists of personnel who provide direct support to processes/operation of the organization (i.e. Branch Representatives, Procurement Clerks, Payroll Assistants, etc)	1,135	19%
3. General Administrative	Consists of administrative/clerical personnel who provide support to the resource management function of the offices of the Head (i.e. Administrative clerks, General Clerks).	275	5%
4. Skilled / Trade	Workers in this group are engaged in tasks, using and operating hand tools and motorized equipment to fabricate, construct, process, install or repair materials, equipment and structural parts utilizing special techniques, training and experience (Linemen, Technicians, Substationmen, etc.).	2,132	36%
TOTAL		5,878	100%

Labor Unions

MERALCO has two labor unions – the Meralco Employees and Workers Association MEWA) and the First Line Association of Meralco Supervisory Employees (FLAMES) – hose membership includes PG 1-6 and PG 7-12; respectively. As of year-end 2005, there are 56 MEWA union members, and 2,452 FLAMES members.

The Collective Bargaining Agreements (CBA) for both the Rank and File Union, Meralco Employees and Workers Association (MEWA) and the supervisory union, First Line Association of Meralco Supervisory Employees (FLAMES) were successfully negotiated. Both CBAs are effective December 1, 2005. The strong partnership and open communication between management and the unions have been instrumental to the successful negotiations. With the renewed management-union relations, industrial peace has been attained.

a.5 Compliance with leading practice on Corporate Governance

The Company adopted leading practices and principles on good governance embodied in its Manual of Corporate Governance. The Nomination & Governance Committee of the Board provides guidance and direction in the promotion of corporate governance improvement programs in the Company on a continuing basis.

As a requirement of the Securities and Exchange Commission (SEC), the Compliance Officer has submitted its yearly certification to the SEC on the Company's compliance with its Manual of Corporate Governance. As a process, the Compliance Officer presents its semi-annual compliance assessment and proposed improvements to management and the Nomination and Governance Committee, for review and appropriate action.

The Company has also committed to make its Manual of Corporate Governance applicable and binding on all subsidiary corporations, which are non-public and non-public listed companies. To institutionalize these corporate governance practices and principles, as it is practicable to its subsidiaries, a Subsidiary Management Policy was developed. The Board approved this policy on September 2005.

Management has implemented a guideline setting the number of directorship a corporate officer can have in subsidiaries and affiliate companies. The objective is to ensure that the capacity of Directors to serve with diligence is not compromised.

All Directors and corporate officers of the Company, except for a newly appointed Director, have attended seminars on Corporate Governance prescribed by the Energy Regulatory Commission under ERC Resolution No. 1 Series 2004 entitled "Program to Promote Good Corporate Governance in Distribution Utility".

Item 2. Properties

Attached are the following:

- Update of Leased Offices
- Update of Leased Substations
- Schedule of Property Plant and Equipment
- Summary of Land & Land Rights
- Summary of Investment Property

The real properties enumerated in the Summary of Land Account are used as sites for the Company's transmission lines, substations, operating/service centers, and principal/district/branch offices.

With respect to limitation of ownership, all property, real, personal and mixed, tangible and intangible owned by the Company as of December 31, 1957 and all property, real, personal and mixed, tangible and intangible which may hereafter be acquired by it, situated in the Republic of the Philippines, and necessary or appropriate to the public utility plant and business of the Company and to its operation as a going concern, excepting such property as expressly excepted and excluded from the lien and operation of the indenture, are mortgaged in favor of the Bank of the Philippine Islands (formerly Peoples Bank and Trust Company) as Trustee for the benefit of bondholders.

MERALCO
may liwanag ang buhay

A. UPDATED LIST OF EXTENSION AND PAYMENT OFFICES LEASED BY MERALCO
AS OF DECEMBER 31, 2005

SUPPLY

BRANCHES - Ms. Rosario Q. Paragas

A. Pasig Sector - Head, Mr. Pio D. Reyes, Loc. 8707

1 Mr. Virgilio A. Cruz	Rodriguez Payment	E. Rodriguez Highway, Rodriguez, Rizal	70.00	251.42	P 17,600.00	December 1, 2005 to November 30, 2006 (on going negotiation - for renewal of contract)

B Sta. Rosa Sector - Head, Mr. Carl G. Aquino, Loc 7855

1 Mrs. Regina D. Dimaraan	Trece Martirez Extension	162 Luciano St. Trece Martirez City, Cavite	105.00	347.06 381.76	36,441.00 40,085.10	September 1, 2005 to August 31, 2006 September 1, 2006 to August 31, 2007
2 Ms. Evelyn E. Eusebio	Bahayang Pag-Asa Payment	Corner of Bahayang Pag-Asa Road & Molino Road, Bacoor, Cavite	86.40	307.56	26,573.41	January 1, 2006 to December 31, 2006
3 Mr. Macario C. Mendoza	GMA Extension	MCM Building, Governor's Drive, National Highway, Cavite	216.00	395.17	85,357.03	January 1, 2006 to December 31, 2006
4 Mr. Ernesto H. Belardo	Silang Extension	No. 132 J. Rizal St., Silang, Cavite	98.86	483.15	47,764.50	December 1, 2005 to November 31, 2006 (on going negotiation - for renewal of contract)
5 Manuela Corporation	Metropolis Extension	South Superhighway, Alabang, Muntinglupa City, Metro Manila	133.00	1,062.94 1,169.24	141,371.15 155,508.27	June 1, 2005 to May 31, 2006 June 1, 2006 to May 31, 2007
6 Mr. Jose M. Abalos	Los Baños Payment Office	National highway, Barangay Anos, Los Baños, Laguna	104.00	407.21 447.93	42,350.00 46,585.00	November 1, 2004 to October 31, 2005 November 1, 2005 to October 31, 2006
7 Mr. Tomas Ladines	Mauban Extension	33 Quezon Extension, Mauban, Quezon	64.00	23.44	1,500.00	April 1, 2005 to March 31, 2006 (on going negotiation - for renewal of contract)


MERALCO
may liwanag ang buhay

A. UPDATED LIST OF EXTENSION AND PAYMENT OFFICES LEASED BY MERALCO

AS OF DECEMBER 31, 2005

SUPPLY

BRANCHES - Ms. Rosario Q. Paragas

A. Pasig Sector - Head, Mr. Pio D. Reyes, Loc. 8707						
1 Mr. Virgilio A. Cruz	Rodriguez Payment	E. Rodriguez Highway, Rodriguez, Rizal	70.00	251.42	P 17,600.00	December 1, 2005 to November 30, 2006 (on going negotiation - for renewal of contract)
B Sta. Rosa Sector - Head, Mr. Carl G. Aquino, Loc 7855						
1 Mrs. Regina D. Dimaraan	Trece Martirez Extension	162 Luciano St. Trece Martirez City, Cavite	105.00	347.06 381.76	36,441.00 40,085.10	September 1, 2005 to August 31, 2006 September 1, 2006 to August 31, 2007
2 Ms. Evelyn E. Eusebio	Bahayang Pag-Asa Payment	Corner of Bahayang Pag-Asa Road & Molino Road, Bacoor, Cavite	86.40	307.56	26,573.41	January 1, 2006 to December 31, 2006
3 Mr. Macario C. Mendoza	GMA Extension	MCM Building, Governor's Drive, National Highway, Cavite	216.00	395.17	85,357.03	January 1, 2006 to December 31, 2006
4 Mr. Ernesto H. Belardo	Silang Extension	No. 132 J. Rizal St., Silang, Cavite	98.86	483.15	47,764.50	December 1, 2005 to November 31, 2006 (on going negotiation - for renewal of contract)
5 Manuela Corporation	Metropolis Extension	South Superhighway, Alabang, Muntinglupa City, Metro Manila	133.00	1,062.94 1,169.24	141,371.15 155,508.27	June 1, 2005 to May 31, 2006 June 1, 2006 to May 31, 2007
6 Mr. Jose M. Abalos	Los Baños Payment Office	National highway, Barangay Anos, Los Baños, Laguna	104.00	407.21 447.93	42,350.00 46,585.00	November 1, 2004 to October 31, 2005 November 1, 2005 to October 31, 2006
7 Mr. Tomas Ladines	Mauban Extension	33 Quezon Extension, Mauban, Quezon	64.00	23.44	1,500.00	April 1, 2005 to March 31, 2006 (on going negotiation - for renewal of contract)

MERALCO
may liwanag ang buhay

A. UPDATED LIST OF EXTENSION AND PAYMENT OFFICES LEASED BY MERALCO

AS OF DECEMBER 31, 2005

C Valenzuela Sector - Head, Mr. Rustico C. De Borja, Jr., Loc. 8644						
1 Epifanio & Cecilia Guillermo	Marilao Extension	Unit No. 7, Commercial Building, along McArthur Highway, Marilao, Bulacan	140.00	184.57	25,839.87	January 16, 2005 to January 15, 2006 (on going negotiation - for renewal of contract)
2 Mrs. Rebecca S. David	San Miguel Extension	53 Tecson Street, Poblacion, San Miguel, Bulacan	109.00	265.96	28,989.18	November 1, 2004 to October 31, 2005 (on going negotiation - for renewal of contract)
3 ACC Farmer's Development Corp.	Hagunoy Extension	Along Sto. Nino St., Hagonoy, Bulacan	83.00	469.57	38,974.34	February 1, 2005 to January 31, 2007
4 Mr. Rodolfo Garcia	Sapang Palay Extension	Area I, Block 29, Lot 2, Sapang Palay, San Jose Del Monte, Bulacan	93.18	124.44	11,595.67	February 1, 2004 to January 31, 2006
5 Ms. Virginia A. Casas	San Jose Del Monte Extension	KM. 30, Tungkong Mangga, San Jose Del Monte, Bulacan	97.00	257.73	25,000.00	September 1, 2005 to August 31, 2006
6 Mrs. Remedios M. Mendoza	Navotas Extension	Chow Queen Commercial Building, 865 M. Naval Street, N. M. Naval St., Navotas, Metro Manila	180.00	255.89	46,059.86	January 1, 2006 to December 31, 2006
7 Mrs. Erlinda Estrella	Camarin Extension	CEER Building, Camarin Road, Kalookan City, Metro Manila	62.00	259.76	16,105.10	June 1, 2005 to May 31, 2006
D Central Design - Head, Mr. Abraham T. Rivera						
1 MIESCOR	Central Design Office	5th Floor Renaissance Towers 1000, Meralco Ave., Pasig City, Metro Manila	654.36	275.00	179,949.00	March 1, 2005 to February 29, 2006

Prepared by:	Checked by:	Certified by:	Approved by:
H. S. Saldaña	R. A. Rondolo	L. G. Dela Paz	C. U. Dacanay
Jr. Deeds Clerk	Supervisor, Realty	Unit Leader - Property Admin	Team Leader, Realty

MERALCO
may liwanag ang buhay

A. Updated List of Leased Substation Sites
As of December 31, 2005
Schedule of Real Estate Rental and Association Dues Payable For Year 2006

1	Jan. 01, 2006	Atty. Emigdio Tanjuatco	Tanay Substation Site A-463 sq. m.	P 104,442.00	Jan. 01, 2006 - Dec. 31, 2006	Yearly
2	Jan. 15, 2006	City Government of Batangas	Batangas City Substation Site A = 1,400 sq. m.	P 42,000.00	Nov. 01, 2005 - Oct. 31, 2006	Yearly
3	Jan. 31, 2006	Madrigal Business Park Commercial Estate Association, Inc	Ayala-Alabang Substation Site Association Dues A = 2,400 sq m. Common Area (P5.64 per sq. m.)	P 108,000.00 or P 97,200.00 P 13,536.00	(net of 10% discount)	Yearly
4	Feb. 10, 2006	DENR-National Capital Region	Binondo Substation Site A = 177 sq.m. revocable permit Application No. V-4870 (E.V. 1651)	P 550.50	Feb. 9, 2006 - Feb. 8, 2007	Yearly
5	Feb. 15, 2006	Makati Commercial Estate Association, Incorporated (MACEA)	Legaspi Substation Site Association Dues A = 2,447 sq. m.	P 9,788.00 or P 8,809.00	Jan. 1, 2006 - Dec. 31, 2006 (net of 10% Discount)	Yearly
6	May 01, 2006	University of the Philippines System	IRRI - UP Los Baños Substation Site A = 2,500 sq. m.	P 158,400.00 (net)	May 3, 2005 - May 2, 2006	Yearly

MERALCO
may liwanag ang buhay

A. Updated List of Leased Substation Sites

As of December 31, 2005

Schedule of Real Estate Rental and Association Dues Payable For Year 2006

7	Jun. 15, 2006	Philippine National Railways	Tutuban Substation Site A = 2,475 sq. m.	P 173,272.00		Jun. 15, 2005 - Jun. 14, 2006	Yearly
8	Jul. 10, 2006	DENR-National Capital Region	Binondo Substation Site A = 506 sq. m. Lease Application No. V - 2355 (E-134)	P 2,677.00		Jul. 23, 2005 - Jul. 22, 2006	Yearly
9	Aug. 01, 2006	Philippine National Railways	Tondo Substation Site A = 1,250 sq. m.	P 941,652.33		Aug. 01, 2005 - July 31, 2006	Yearly
10		Philippine National Railways	Tabang Substation Site Bo. Tikay, Malolos, Bulacan A = 192 sq. m (right-of-way) (Rental @ P 314.60/sq. m.)	P 60,403.20		Jan. 01, 2006 - Dec. 31, 2006	Yearly
11		University of Philippines	Diliman Substation Site A = 7,984 sq. m.	P 1.00		Aug. 11, 1993 - Aug. 10, 2023 (Usufruct for 30 years)	Yearly
			Total Annual Rental:		P 1,893,233.77		
12		Manila International Airport Authority	NAIA 3 Substation Site A = 1,831 sq. m.	P 64,656.53		Feb. 1, 2006 - Jan. 31, 2007	Monthly
13		VCGT Realty Corporation	Manggahan Substation Site A = 2,816.26 sq. m.	P 131,631.99 (Vat Exclusive)		Jul. 01, 2005 - Jun. 30, 2006	Monthly

MERALCO
may liwanag ang buhay

A. Updated List of Leased Substation Sites

As of December 31, 2005

Schedule of Real Estate Rental and Association Dues Payable For Year 2006

Total Monthly Rental :	P 196,288.52
	x 12 Months
Total Rental Per Annum :	P 2,355,462.24
Grand Total :	P 4,248,696.01

Prepared by:	Checked by:	Certified by:	Approved by:
H. S. Saldaña	R. A. Rondolo	L. G. Dela Paz	C. U. Dacanay
Jr. Deeds Clerk	Supervisor, Realty	Unit Leader - Real Property Admin.	Team Leader, Realty

MERALCO
may liwanag ang buhay

B. Updated List of Leased Repeater Station Sites and Tower/Transmission Lines R/W
As of December 31, 2005

Schedule of Real Estate Rental and Association Dues Payable For Year 2006

1	Jan. 15, 2006	Aquilana Pedraja	BTL - R/W at Junction, Cainta, Rizal	P 6,000.00 Net of 5% Withholding Tax		Jan. 01, 2006 - Dec. 31, 2006	Yearly
2	Feb. 10, 2006	Office of the Non-Fund HHSG, PA, Fort Bonifacio	Permit Fee of 115 KV Transmission Line (Rockwell/Malibay)	P 8,500.00		Feb. 8, 2006 - Feb. 7, 2007	Yearly
3	Sept. 05, 2006	Manuel D. Briones	Mt. Banoy Repeater Station Site A = 121 sq. m.	P 63,000.00		Sept. 1, 2005 - Aug. 31, 2006 (on-going negotiation)	Yearly
4	Sept. 10, 2006	Marbe De Torres Contreras, et. Al.	Mt. Banahaw Repeater Station Site A = 197 sq. m.	P 79,200.00 (net of 5% W/tax)		Sept. 1, 2006 - Aug. 31, 2007	Yearly
5	Dec. 10, 2006	Sps. Danilo G. Reyes and Melinda P. Reyes	Sariaya Repeater Site Bo. Mamala - 2 A = 500 sq. m.	P 168,000.00		Dec. 1, 2006 - Nov. 30, 2007	Yearly
6		Philippine National Railways	1,962 Poles (Along PNR Track from North to South)	P 294,300.00		Jan. 1, 2006 - Dec. 31, 2006	Yearly
			Total Annual Rental :		P 619,000.00		
7		Bayan Telecoms, Incorporated	Mt. Landing Repeater Station Site	P 12,000.00		Sept. 1, 2005 to Aug. 31, 2007	Monthly
8		Hospicio De San Jose	2 Steel Towers & 2 Steel Poles R/W plus donation	P 69,200.00 (VAT inclusive)		June 1, 2005 to June 30, 2023	Monthly

MERALCO
may liwanag ang buhay

B. Updated List of Leased Repeater Station Sites and Tower/Transmission Lines R/W
As of December 31, 2005
Schedule of Real Estate Rental and Association Dues Payable For Year 2006

Total Monthly Rental :	P 81,200.00	
	x 12 Months	
Total Rental Per Annum :		P 974,400.00
Grand Total :		P 1,593,400.00

Prepared by:	Checked by:	Certified by:	Approved by:
H. S. Saldaña	R. A. Rondolo	L. G. Dela Paz	C. U. Dacanay
Jr. Deeds Clerk	Supervisor, Realty	Unit Leader - Property Admin	Team Leader, Realty

MERALCO
may liwanag ang buhay

C. Updated List of Properties Maintained By Contracted Overseer
As of December 31, 2005

Schedule of Real Estate Rental and Association Dues Payable For Year 2006

1	Romeo R. Alcantara	Mt. Imok Repeater Station Site Bo. San Mateo, Calauan, Laguna	P 1,200.00	Jan. 01, 2006 - Dec. 31, 2006	Monthly
2	Lamberto M. Briones	Mt. Banoy Repeater Station Site Bo. Talumpoc Silangan, Batangas City	P 4,000.00	July 1, 2005 to June 1, 2006	Monthly
		Total Monthly Service Fee	P 5,200.00 x 12 Months		
		Annual Service Fee	P 62,400.00		

Prepared by:	Checked by:	Certified by:	Approved by:
H. S. Saldaña Jr. Deeds Clerk	R. A. Rondolo Supervisor, Realty	L. G. Dela Paz Unit Leader - Property Admin	C. U. Dacanay Team Leader, Realty

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
SCHEDULE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2005

ASSETS	LOCATION		BALANCE December 31, 2005
IN SERVICE			
LAND & LAND IMPROVEMENTS	Various Locations	P	22,195,292,506
BUILDING AND IMPROVEMENT	Various Locations		4,970,431,581
STATION EQUIPMENT	Various Locations		23,994,530,834
TOWERS & FIXTURES	Various Locations		73,783,680
POLES & FIXTURES	Various Locations		17,025,935,273
OVERHEAD TRANSMISSION & DISTRIBUTION SYSTEM	Various Locations		17,009,091,843
LINE TRANSFORMERS & INSTALLATION	Various Locations		18,331,981,805
CONSUMER METERS & INSTALLATION	Various Locations		14,480,047,832
STREETLIGHTING & SIGNAL SYSTEM	Various Locations		871,501,572
OFFICE FURNITURE & FIXTURES	Various Locations		82,445,662
TOOLS & SHOP EQUIPMENTS	Various Locations		353,953,110
COMMUNICATION EQUIPMENT	Various Locations		5,368,416,145
TRANSPORTATION EQUIPMENT	Various Locations		1,181,360,400
OTHER TANGIBLE PROPERTY	Various Locations		3,554,827,135
CONTRIBUTION IN AID OF CONSTRUCTION			(559,090,956)
TOTAL		**P**	**128,934,508,422**
NOT IN SERVICE			
LAND & LAND IMPROVEMENTS			-
BUILDING AND IMPROVEMENT			-
CONSTRUCTION WORK IN PROGRESS			3,799,496,536
TOTAL		**P**	**3,799,496,536**

Prepared By : N. C. PERLAS/N. Z. MARCOJOS

Reviewed By : C. A. ZAPANTA

Noted By : R. G. ORLINO

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2005

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
BOTOCAN TRANSMISSION LINES (110 KV)		
Santol Street- E. Rodriguez Sr. Blvd. Route	46811	24,493
E. Rodriguez Sr. Blvd. - San Juan River Route	35913	42,919
San Juan River - Katipunan Ave. Route	46812	219,076
	35915	54,250
		273,326
Katipunan Ave. - Marikina River Route	35915	36,405
	46813	11,074
		47,479
Gardner Transmission Line Right of Way Bgy. Sucat, Muntinlupa City	S-79863	3,975
Bgy. San Pedro, Makati City Guadalupe-Tejeros-Olympia Carline	6937	8,609
Pasig River - Lopez Jaena Street Bgy. Sta. Rosa, Pasig City (Napindan Hydraulic Project)	6938	13,278
	193	817
		14,095
Bgy. Camarin, Caloocan City Transmission Right of Way	22310	2,713
Ibayo-Napindan, Taguig, M. M. Ibayo-Napindan Transmission Right-of-Way	OCT-691	215
P. Naval St., Bgy. Malaya, Pililia, Rizal	3254	284
Bgy. Pinagkamaligan, Bgy. Poblacion, Tanay, Rizal J. Abad Santos St. cor. Quirino St. Tanay Extension Office	Lot-1164	120
	Lot-1165	45
		165
Sta. Mesa to Marikina		tract of land
Sta. Ana to Junction, Pasig City		tract of land

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Botocan, Majayjay, Laguna Site I - Substation Site Botocan Substation	T-92138	10,391
Bgy. Botocan, Majayjay, Laguna Site II - Trans. Right of Way Between Botocan & Balanas Liners	T-43563 1431	18,909 4,741 23,650
Bgy. Suyok (Kay Buto) Tanay, Rizal Tanay Transmission Line Right-of-Way	M-81342	337
Bgy. May-Iba, Antipolo City, Rizal Antipolo Transmission Line Right-of-Way	26774	1,170
Kaayusan cor. Kaluwagan St. Karangalan Village, Santolan, Pasig city BOTOCAN 115KV LINE (Meralco Tower)	(PT-84312) 86541 (PT-84313) 86542	1,478 2,833 4,311
San Guillermo, Morong, Rizal	no tct yet	573
Bgy. Dolores, Taytay, Rizal	699325	4,372
9th Ave., cor Sevilla St. cor D. Aquino St., Caloocan City GRACE PARK SUBSTATION	(14962) 11001	1,300
A. Flores St., Ermita, Manila ERMITA SUBSTATION	48429	1,639
J. Rizal Street, Bgy. Pamplona, Las Piñas City LAS PIÑAS SUBSTATION	S-79858	2,082
Sta. Cecilla Road, Sitio Kubo-Kob, Bgy. Pamplona Mapulang Lupa, Las Piñas City PAMPLONA SUBSTATION	40739	7,915
Bgy. Ibayo, Las Piñas, Metro Manila ZAPOTE SUBSTATION	47102 T-78492 47095 43647/S-78299	740 711 342 467 2,260

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
McKinley Road, Forbes Park, Makati City FORBES PARK SUBSTATION	64899	1,000
Vito Cruz cor Kakarong Street, Makati City MAKATI SUBSTATION	S-51742	1,791
Amorsolo St. cor Lumbang St., Kayamanan C Subd., Makati City MALIBAY SUBSTATION	S-79682 S-51742	4,900 2,096 6,996
L. Guinto St. cor Dagonoy St., Malate, Manila MALATE SUBSTATION	22048 22049	369.2 1,029.7 1,398.9
M. H. Del Pilar, L Roque, Bgy. Tugatog, Provincial Road, Malabon MALABON SUBSTATION	T-94885	7,476
EDSA, Bgy. Wack-Wack, Mandaluyong City MANDALUYONG SUBSTATION (Wack-Wack)	12100 12097	1,264 769 2,033
EDSA SHOEMART-SHANGRI-LA, Mandaluyong City SM - SHANGRI- LA SUBSTATION	9152 11368	604 500 1,104
Marikina (A.C. 34.5 Feederline) (From Miriam College to Bgy Malanday, Marikina City)	N-39141 N-46245 N-38764	2,137 958 3,197 6,292
East Drive, Santan St., Marikina Heights, Bgy. Parang, Marikina City PARANG SUBSTATION	N-30467	5,050
Kapitan Moy Street, Sta. Elena, Marikina City MELI SUBSTATION	N-30471	894
Katipunan Ave., Loyola Heights, Quezon City MARIKINA SUBSTATION	46813	3,463

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Alabang Hills Subd. Road, Bgy. Cupang, Muntinlupa City ALABANG SERVICE CENTER	64471	3,553
Madrigal Business Park, Phase 3, Bgy. Alabang, Muntinlupa City AYALA-ALABANG SUBSTATION/BRANCH OFFICE	T-210119	2,400
Plaza Dilao, Paco, Manila PACO SUBSTATION	(61536) 240564	1,034.4
	(137786) 240519	209.9
	(180640) 240517	209.7
	(137785) 240920	209.8
	(137784) 240515	342.3
	(137783) 240921	422.6
	(180641) 240518	250.0
	(196644) 240514	896.6
	(69456) 240513	245.6
	(152094) 240922	784.1
	(152095) 240923	1,142.2
	(152096) 240924	1,112.5
	(152097) 240925	164.5
		7,024.2
Isla de Provisor, D. Romualdez St., Paco, Manila TEGEN SUBSTATION	146850	10,891.3
Quirino Ave., Bgy. Tambo, Parañaque City PARAÑAQUE SUBSTATION	S-79855	1,157
Sun Valley Subd., Bgy. La Huerta, Parañaque City SUN VALLEY SUBSTATION	S-79859	1,613
	T-44095	583
		2,196
Sta. Cecilia St., Bgy. San Dionisio, Parañaque City B. F. PARAÑAQUE SUBSTATION	T-120937	6,898
S. Antonio Avenue/ Pilapil Sts., Bgy. Kapasigan, Pasig City PASIG SUBSTATION	12098 (41550)	1,450
Elisco Road, Kalawaan Sur, Taguig, Metro Manila (Inside National Steel Corp. Compound) TAGUIG SUBSTATION	308397	5,021

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Canley Road cor Orambo Drive, Bgy. Bagong Ilog, Pasig City	PT-105095	199
HILLCREST DRIVE SUBSTATION	PT-105096	320
	PT-105097	217
	PT-105098	348
	PT-105094	227
		1,310
EDSA, San Roque near BLTB Terminal, Pasay City PASAY SUBSTATION	4385	2,500
P. Tuazon St., Gen. Romulo, Cubao, Quezon City CUBAO SUBSTATION	33825	1,970
Along Banawe Ave. cor Del Monte Avenue, Quezon City	RT-53270(30108)	792.2
LA LOMA SUBSTATION	RT-53270(30108)	600.0
		1,392.2
Quirino Hi-way, Novaliches, Quezon City NOVALICHES SUBSTATION	63451	7,677
P. dela Cruz St., Bgy. San Bartolome, Novaliches, Quezon City KAYBIGA SUBSTATION	N-136291	3,704
Scout Santiago Rallos St., Diliman, Quezon City	17720	797.2
QUEZON CITY SUBSTATION	17721	784.7
		1,581.9
Santol Street, Bgy. San Isidro, Quezon City	46811	10,569
STA. MESA SUBSTATION	107627	16.5
	107628	82.8
	107629	100.7
	(RT-8116) 107631	9.7
	110430	118.4
	111780	804.9
	115549	1,804.4
	(RT-123538) 105119	1,063
		14,568.5
N. Domingo St., San Juan, Metro Manila SAN JUAN SUBSTATION	42264	1,334
A. H. Lacson St. (formerly Gov. Forbes St.) Sampaloc, Manila	28895	375
SAMPALOC SUBSTATION	28215	1,000
		1,375

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Pedro Gil (Herran) Jesuitas St., Sta. Ana, Manila STA. ANA SUBSTATION	59501	1,068.5
Cordillera Street, Bacood, Manila PANDACAN SUBSTATION	81178	1,200
Abad Santos cor New Antipolo St., Tondo, Manila NORTH PORT SUBSTATION	81211	7,303
La Torre corner Narra Street, Tondo, Manila PALOMAR SUBSTATION	59986	221.8
	59081	417.1
	59927	351.0
	59783	175.5
		1,165.4
Mc Arthur Highway, Bgy. Malinta, Valenzuela City MALINTA SUBSTATION	T-146230	140
		2,593
		2,733
Bgy. Bagbaguin (Canumay), Valenzuela City BAGBAGUIN SUBSTATION	V-53151	2,627.5
	V-53152	201.0
	V-53154	269.0
	V-55380	417.0
	V-55376	267.0
	V-55428	50.0
	V-55366	217.0
	V-55379	534.0
	V-55437	65.0
	V-55439	1,285.5
	V-53079	637.0
	V-55440	20.5
		6,590.5
Ortigas Avenue Extension Bgy. Sto. Domingo, Cainta, Rizal CAINTA SUBSTATION	159233	10,905
Bgy. Dolores, Taytay, Rizal TAGUIG-DOLORES 115KV RIGHT-OF-WAY	OCT-No.1172 663866	2,347
Philec Road, Bgy. Dolores, Taytay, Rizal DOLORES SUBSTATION	548416	28,714

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Sukol Highway, Bgy. Iba, Antipolo City TERESA II SUBSTATION	216628	1,000
	216629	1,000
	216630	1,000
	216631	1,000
		4,000
Sumulong Highway, Bgy. Mambugan, Masinag, Antipolo City MASINAG SUBSTATION	234662	160
	234663	2,304
	234664	1,802
	234665	781
	234666	460
		5,507
Sitio Sagbat, Bgy. Maybangkal, Morong, Rizal MORONG SUBSTATION	M-733	1,726
Bgy. May-Iba, Antipolo, Rizal	399524	1,050
Poblacion, Bgy. Hulo, Sta. Cruz, Angat ANGAT SUBSTATION	T-35360	1,000
	T-353603	45
		1,045
Mc Arthur Highway, Bgy. Burol Primero Balagtas, Bulacan BALAGTAS SUBSTATION	68515	2,650
La Trinidad, Bgy. Bundukan, Bocaue, Bulacan BOCAUE SUBSTATION	26771	4,769
Doña Remedios Trinidad Highway, Bgy. Sto. Cristo, Baliuag, Bulacan BALIUAG SUBSTATION	TC-1084	819
	TC-1085	819
	TC-1086	579
	TC-1087	579
		2,796
McArthur Highway, Bgy. San Marcos, Calumpit, Bulacan CALUMPIT SUBSTATION	T-305631 (RT-538311)	2,000
New Duhat Overpass, Duhat, Bocaue, Bulacan DUHAT SUBSTATION	T-184873	10,729
	T-205686	535
	T-205687	600
	T-205688	1,492
		13,356

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Gaya-Gaya, San Jose Del Monte, Bulacan GAYA-GAYA SUBSTATION	T-9989	500
Bgy. Ibayo, Marilao, Bulacan MARILAO SUBSTATION	T-23065	3,143.4
Bgy. Pinagbakahan, Malolos-Plaridel Provl. Road, Malolos, Bulacan MALOLOS II SUBSTATION	T-100347 T-100058 T-100059	11,496.0 1,608.5 877.0 13,981.5
Steel Asia Mfg. Corp., Bgy. Bahay Pare, Meycauayan, Bulacan PROPOSED BAHAY PARE SUBSTATION	T-28387	2,627
Bgy. Iba & Camalig, Meycauayan, Bulacan MEYCAUAYAN SUBSTATION	T-108371 T-108372 T-108373	1,000 3,000 1,000 5,000
Cagayan Valley Road, Provincial Road, Bgy. Silangan, San Miguel, Bulacan SAN MIGUEL SUBSTATION	M-81168	4,322
Bocaue Exit, Bocaue-Sta. Maria Provl. Road, Bgy. Turo, Bocaue, Bulacan STA. MARIA SUBSTATION	T-161762 T-161763	518 6,661 7,179
Bgy. Tikay & Santol, Malolos, Bulacan First Bulacan Industrial City (FBIC) TABANG SUBSTATION	T-52095	4,407
De Leon St. cor De Guzman St., Bgy. Caridad, Cavite City, Cavite (Dalahican) CAVITE SUBSTATION	20655 (RT-501)	628
Bgy. Palico, Imus, Cavite PALICO SUBSTATION	T-205046	1,166
Gen. Aguinaldo Hway, Bgy. Anabu, Imus, Cavite IMUS SUBSTATION	T-368010 T-368011 T-368012	1,315 2,081 2,081 5,477

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Puerto Azul Road, Bgy. Tanauan,	T-344605	11,101
Tanza, Cavite	T-344606	6,442
TRECE MARTIREZ II SUBSTATION		17,543
National Highway, Bgy. Amaya, Tanza, Cavite	T-275041	750
TANZA SUBSTATION	T-275042	924
	T-274981	750
	T-274982	750
		3,174
National Highway, Bgy. Biluso, Silang, Cavite	P-3331	7,887
SILANG SUBSTATION	P-3331	343
		8,230
Bgy. Habay, Bacoor, Cavite BACOOR SUBSTATION	(T-37535) T-881133	2,223
Westgrove Heights , Silang, Cavite Donated by Ayala Land, Inc.	T-44244	3,600
Rizal Avenue, Bagong Pook Subdivision, San Pablo City, Laguna (Prov. Road cor MRR) SAN PABLO I SUBSTATION	5230	1,521
Bgy. Del Remedios, San Pablo City, Laguna	T-33214	1,598
SAN PABLO II SUBSTATION	T-33215	1,632
	T-33216	1,863
		5,093
LIIP Compound, Biñan, Laguna (Mamplasan Exit) LIIP SUBSTATION	T-333984	6,160
Camelray Industrial Park I, Bgy. Canlubang, Calamba, Laguna CARMELRAY SUBSTATION	T-161671	11,048
National Road, Bgy. Masiit, Calauan, Laguna CALAUAN SUBSTATION	T-67708	7,313
Bgy. Tagapo, Sta. Rosa, Laguna	T-13059 (25784)	406
STA. ROSA I SUBSTATION	T-5322 (16167)	1,354
		1,760

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Laguna Technopark , Bgy. Biñang, Biñan, Laguna STA. ROSA II SUBSTATION	T-142570	10,883
Bgy. Balibago, Sta. Rosa, Laguna BALIBAGO SUBSTATION	T-30407 T-30405	1,359 5,750 7,109
Provincial Road, Bgy. Pagsawitan, Sta. Cruz, Laguna STA. CRUZ SUBSTATION	T-127943	7,072.5
Bgy. Landayan, San Pedro, Laguna SAN PEDRO SUBSTATION	T-234187	5,000
Road to Liliw Provl. Road, Bgy. Bambang, Nagcarlan, Laguna NAGCARLAN SUBSTATION	T-143699	2,000
Bgy. Diezmo, Cabuyao, Laguna LISP SUBSTATION	T-298373	4,700
Hacienda Sta. Elena, Bgy. Malitlit, Sta. Rosa, Laguna	T-195348	5,531
Bgy. Mayapa, Calamba, Laguna CANLUBANG SUBSTATION	T-87985	8,993
Bgy. Parian, Calamba, Laguna PROPOSED CPIP SUBSTATION	T-456442 (T-437696)	5,007
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA I SUBSTATION	T-11750 (534)	396
Bgy. Ibabang Dupay, Marktown Subdivision, Lucena City LUCENA II SUBSTATION	T-10369	7,792
Bustamante St., Candelaria, Quezon Province CANDELARIA SUBSTATION	340067	1,184
National Highway, Bgy. Mapagong, Pagbilao, Quezon Province PAGBILAO SUBSTATION	T-255222	3,522

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Sia Subdivision, Bgy. Mationa, Tayabas,	T-230239	280
Quezon Province	T-230240	193
MAUBAN SUBSTATION		473
Along National Highway, Bgy. San Agustin,	T-279136	1,624
Tiaong, Quezon Province		
TIAONG SUBSTATION		
Bgy. Mationa, Tayabas, Quezon	T-261719	11,000
TAYABAS SUBSTATION		
Bgy. Bolbok, Batangas City	T-26251	1,313
(PROPOSED BATANGAS SERVICE CENTER)	T-26252	306
	T-26253	31,570
	T-26254	9,985
	T-26255	7,920
	T-26332	992
		52,086
Samson Road/Araneta Ave., Calaanan, Caloocan City	(29516) 6468	1,272
CALOOCAN EXTENSION OFFICE		
Manila South Road, Bgy. Pamplona, Las Piñas City	25858	1,487
LAS PIÑAS BRANCH OFFICE	T-76814	417
	T-90034	95
		1,999
Bgy. Concepcion & Ibaba, Malabon, M.M.	(8250) M-21600	187
MALABON BRANCH OFFICE	(8991) M-21598	20
	(8249) M-21599	279
	(M-11426) M-21601	801
	(8076) M-21594	246
	(8077) M-21595	44
	(8078) M-21596	130
	(8079) M-21597	110
	(M-12162) M-21833	554
	(M-8247) M-21834	67
	(M-8246) M-21835	96
	(M-8251) M-21836	72
	(M-8247) M-21863	77
		2,683
Bayanbayanan Ave.cor Gen. Ordoñez Ave., SW	N-30468	1,058.4
Molave St., Marikina Heights, Concepcion, Marikina	N-30469	919.9
MARIKINA BRANCH OFFICE		1,978.3

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Kamagong St. cor. Ayala Ave. Ext., Bgy. San Antonio, Makati City	213612	955
MAKATI BRANCH OFFICE		
J. L. Escoda and Agoncillo Sts. Malate, Manila	240167	562
MALATE BRANCH OFFICE		
Shaw Boulevard cor. Marina Yulo St.	11764	664
Bgy. Bagong Silang, Mandaluyong City	11765	826
MANDALUYONG BRANCH OFFICE		1,490
Lubiran St. cor. Magmapa St., Bacood, Sta. Mesa, Manila	217022	21,733.0
MANILA DISTRICT SERVICE CENTER	217023	15,844.7
		37,577.7
Valle Verde VI-A, Green Meadows Subd.	(210867) 21201	2,960
Bgy. Ugong, Pasig City	12101	171,013
GATE 3 MERALCO CENTER	PT-113804	79,351
Ortigas Avenue, Pasig City	PT-113806	5,000
MERALCO CENTER	PT-113807	649
		258,973
Elisco Road , Bgy. San Joaquin, Pasig City	PT-106584	921
CENTRAL TRANSMISSION & DISTRIBUTION	PT-106585	4,624
	PT-106586	7,056
	PT-106587	19,011
		31,612
Elisco Road , Bgy. San Joaquin, Pasig City	PT-109996	6,919
SUBSTATION & CONTROL	PT-109997	4,443
		11,362
Dr. S. Antonio/Pitapil Sts., Bgy. Kapasigan, Pasig City	41550(12098)	1,532
PASIG BRANCH OFFICE		
Quirino Avenue, Bgy. Tambo, Parañaque City	79856	728
PARAÑAQUE EXTENSION OFFICE	79857	612
		1,340
F. B. Harrison/Doro Sts., San Jose, Pasay City	1337-A	1,150
PASAY EXTENSION OFFICE		
Forest Hill Drive, Novaliches, Quezon City	(348275) RT-89418	1,144
NOVALICHES BRANCH OFFICE		

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Quezon Avenue, Bgy. Roxas, Quezon City ROOSEVELT BRANCH OFFICE	RT-103379 (300423)	1,297.1
EDSA Bgy. Sitio Kangkong, Balintwak, Quezon City BALINTAWAK DISTRICT	N-168227 N-168228 377986	3,323 3,955 42,627
		49,905
Capitol Estate II, Commonwealth Avenue Batasan Hills, Quezon City COMMONWEALTH BRANCH OFFICE	52599 TD-07167	1,200
EDSA, Bgy. Katipunan, Quezon City BALINTAWAK BRANCH OFFICE	67021	1,500
EDSA, Kamuning, Quezon City KAMUNING BRANCH OFFICE	(18304) RT-15335	1,500
España/Josefina Sts., Sampaloc, Manila ESPAÑA BRANCH OFFICE	36895	792
Blumentrit Street, San Juan, Metro Manila SAN JUAN EXTENSION OFFICE	12099	883
T. Santiago St., Bgy. Viente Reales, Maysan, Valenzuela City VALENZUELA DISTRICT	B-45381 B-45382 V-51514 V-51517 V-63375 V-62217 V-42326 (V-23992) V-53598	47,262 3,790 250 16,213 374 275 5,000 513
		73,677
Mc Arthur Highway, Bgy. Malanday, Valenzuela City VALENZUELA BRANCH/POLO SUBSTATION	15612	3,626.4
Bgy. Navotas, Talim Island, Cardona, Rizal TALIM ISLAND QUARRY	M-1633	147,348
Bgy. Parugan (now San Jose), Antipolo City, Rizal VACANT	T-297560	43,575

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Tayuman , Binangonan, Rizal SAN CARLOS REPEATER STATION	M-68761	309
Bgy. Pililia, Rizal (Road)	272855	10,800
Ortigas Ave. Extension, Bgy. Lumang Dayap Cainta, Rizal CAINTA BRANCH OFFICE	T-586369	720
Bgy. San Isidro, Angono, Rizal GEN. SHOPS & OFFICE BUILDING & ANGONO EXTENSION OFFICE	588121 588121 588120 588120	19,953 44 39,917 87
		60,001
Sumulong Highway Bgy. Mayamot Masinag, Antipolo, Rizal MASINAG EXTENSION OFFICE	212139(149147) 228287(75107)	514 471
		985
Bgy. Sta. Cruz, Antipolo City, Rizal PROPOSED ANTIPOLO REPEATER STATION	T-299908 T-299909	244 240
		484
Bgy. Cruz Na Daan & Maginao, San Rafael, Bulacan SAN RAFAEL SERVICE CENTER	T-305633 T-305632	62,087 1,183
		63,270
P. Mabini St., Bgy. Guinhawa, Malolos, Bulacan (OLD MALOLOS BRANCH OFFICE)	RT-29351 (T-260254) RT-29350 (T-260256)	625 51
		676

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Agnaya, Plaridel, Bulacan PLARIDEL SERVICE CENTER	TC-3001	3,662
	TC-3002	3,261
	TC-3003	3,192
	TC-3004	3,133
	TC-3005	3,143
	TC-3006	2,599
	TC-3007	1,799
	TC-3008	2,692
	TC-3009	2,725
	TC-3010	2,739
	TC-3011	1,327
	TC-3012	1,323
	TC-3013	1,981
	TC-3014	2,112
	TC-3015	2,227
		37,915
Bgy. Mulawin, Norzagaray, Bulacan VACANT	T-65142	6,836
Bgy. Burol Primero, Balagtas, Bulacan BALAGTAS BRANCH OFFICE	158-B	6,981
Bgy. San Jose, Baliuag, Bulacan BALIUAG BRANCH OFFICE	T-35505	130
	T-35506	1,668
		1,798
Bgy. Bagbaguin, Sta. Maria, Bulacan STA. MARIA BRANCH OFFICE	T-288064	1,737
Pariancillo St., Bgy. Sto. Niño, Malolos, Bulacan NEW MALOLOS BRANCH OFFICE	T-88606	62
	T-88607	1,486
	T-88608	60
	T-88609	388
		1,996
Bgy. Minuyan (Bitungol), Norzagaray, Bulacan BITUNGOL REPEATER STATION	T-31444 P	399
National Road, Tagaytay City, Cavite TAGAYTAY SERVICE CENTER & EXTENSION OFFICE	T-27818	6,000
First Philippine Industrial Park, Sto. Tomas, Batangas FPIP SUBSTATION	T-107718	5,625

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Tejero, Rosario, Cavite ROSARIO BRANCH OFFICE	(T-462673) T-881134	2,373
Aguinaldo Highway, Bacoor, Cavite BACOOR BRANCH OFFICE	(T-37535) T-881133	1,995
Bgy. Wawa, Rosario, Cavite - Site II	T-17574	14,529
VACANT Site I	T-17614	7,962
		22,491
Aguinaldo Highway, Bgy. Abubot, Dasmariñas, Cavite	T-205045	32,857
DASMARIÑAS SERVICE CENTER	T-224776	748
		33,605
Poblacion, San Pedro, Laguna	T-26725	363
SAN PEDRO BRANCH OFFICE	T-26724	854
		1,217
Bgy. Dita, Sta. Rosa, Laguna	T-50015	31,854
STA. ROSA DISTRICT	T-50016	31,373
		63,227
Bgy. Real, Calamba, Laguna CALAMBA BRANCH OFFICE	T-86944	2,065

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Poblacion, Sta. Cruz, Laguna STA. CRUZ EXTENSION OFFICE	T-144099	1,822
Bgy. San Ignacio, San Pablo City, Laguna SAN PABLO DISTRICT/BRANCH OFFICE	T-39355 T-42824	30,681 27,263 57,944
Mt. Imok, San Pablo City, Laguna MERALCO RADIO STATION - SITE II	O-560	1,000
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA BRANCH OFFICE	(T2202) 24971	1,000
Bgy. Pallocan, Kanluran, Batangas City BATANGAS BRANCH OFFICE	T-41023	2,728

Prepared By : N. C. PERLAS/N. Z. MARCOJOS

Reviewed By : C. A. ZAPANTA

Noted By : R. G. ORLINO

MANILA ELECTRIC COMPANY
SUMMARY OF INVESTMENT PROPERTY
AS OF DECEMBER 31, 2005

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Camarin, Caloocan City CAMARIN SUBSTATION	322885 322886	8,962 152 9,114
Guerilla St., Bgy. Sto. Niño, Marikina City (Formerly Sto. Niño Substation) VACANT	N-30472	700
St. Joseph St., Bgy. Barangka, Marikina City BARANGKA CHORILLO PROPERTY	N-30470	300
National Road, Bgy. Putatan, Muntinlupa City MUNTINLUPA SUBSTATION	S-79861	1,560
Near Dragon Cement, Bgy. Dulong Bayan Teresa, Rizal TERESA I SUBSTATION	M-1602	6,648
Bgy. Mayani - Concepcion, Baras, Rizal BARAS PROPERTY (VACANT)	M-68784 M-16069	3,000 113 3,113
Gomez St., Kapalaran Subd., Bgy. San Juan, Taytay, Rizal TAYTAY SUBSTATION	96326	1,030
Sukol Highway, Bgy. Iba, Antipolo City TERESA II SUBSTATION	223294	2,117
Provincial Road, Mabini St., Bgy. Mojon, Malolos, Bulacan MALOLOS I SUBSTATION	(15814) RT-29353 (15815) RT-29352	803 99 902
Cagayan Valley Road, Provincial Road, Bgy. Silangan, San Miguel, Bulacan SAN MIGUEL SUBSTATION	M-81168	1,867
Gen. Luna St., Bgy. Flores, Malabon City VACANT	R-51156	1,399
Bgy. Ayuti, Lucban, Quezon Province LUCBAN SUBSTATION	O-9737	340

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Aguinaldo Highway, Bgy. Santiago, Gen. Trias, Cavite (VACANT)	T-23724	1,000
Bgy. Subic, Baliuag, Bulacan (Formerly Subic Substation) VACANT	T-307181	377
J. L. Escoda and Agoncillo Sts. Malate, Manila MALATE BRANCH OFFICE	240167	190
	24264	496
	24265	416
		1,102
Bgy. Graceville, (Gaya-Gaya) San Jose Del Monte, Bulacan VACANT	T-80847	65,343
	T-80848	41,383
	T-179053(M)	993
		107,719
Circumferential cor. Gen. Luna St. Bgy. San Roque, Antipolo, Rizal VACANT	T-259022	996
San Marcelino St., Ermita, Manila SAN MARCELINO PAYMENT OFFICE	94970	1,956
Commonwealth Ave., Diliman, Quezon City VACANT	T-124759	468
Claro M. Recto, Sta. Cruz, Manila TONDO PAYMENT OFFICE	164445	275
Sumulong Highway, Bgy. Mayamot, Antipolo City VACANT	R-3396(260671)	68,918
Bgy. San Isidro, Montalban, Rizal VACANT	248784	113,790
Bgy. Punta, Jala-Jala, Rizal	M-51186	246,840
Bgy. Burol Primero, Balagtas, Bulacan BALAGTAS BRANCH OFFICE	158-A	3,020
M. Paulino St., San Pablo City, Laguna SAN PABLO BRANCH OFFICE	T-2790	900
Bgy. Bayang Luma, Imus, Cavite IMUS PAYMENT OFFICE	T-250508	179
	T-250507	646
		825

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
P. Burgos Avenue, San Roque, Cavite City CAVITE BRANCH OFFICE	T-11341	284
Bgy. Minuyan, San Jose Del Monte, Bulacan VACANT	T-181904-09	1,440
	T-182022-23	740
	T-190257-72	5,032
	T-194330-31	6,509
		13,721
Bgy. Pala-Pala, Dasmariñas, Cavite CAVITE DISTRICT & STOCKYARD	322307	45,100
San Pascual, Batangas VACANT	27192	33
	27193	163
	27194	422
	27227	365
	27189	740
	27190	1,005
	27191	156
		2,884
Laurel, Talisay, Batangas VACANT	(T-48582) T-90349	939
	(T-48584) T-90380	1,014
		1,953

Prepared By : N. C. PERLAS/N. Z. MARCOJOS

Reviewed By : C. A. ZAPANTA

Noted By : R. G. ORLINO

Item 3. Legal Proceedings

The following is a summary of claims and lawsuits, or material or contingent liabilities, or regulatory cases now pending or resolved during the year and which may materially affect the Company.

A. Tax Cases

- Meralco vs. Municipal Mayor, Sangguniang Bayan and Municipal Treasurer of San Juan, MM Department of Justice

This case involves the constitutionality and legality of Municipal Ordinance No. 47, s. 2003, passed by the Sangguniang Bayan of San Juan, imposing franchise tax upon businesses enjoying franchise. Meralco filed a Motion for Reconsideration on the DOJ Resolution dismissing its appeal. In an Order dated June 10, 2004, received by the Company on June 16, 2004, the appellee municipality was ordered to file their comment within 30 days. Thereafter, it shall be deemed submitted for resolution. As of this date, the Company is still awaiting for the said resolution.

Probable tax liability of the Company is computed at P23,651,312.70 from 2004 to 2006 excluding surcharge (25%) and interest of 2% per month not exceeding 36 months or 72% in the amount of P17,235,102.55.

- Meralco vs. City Assessor of Tagaytay City
  TC–BAA Case No. 02-002
  Local Board of Assessment Appeals

Imposition of real property tax on the following properties of the Company: AC generators covered by ARPN Nos. 2001-0017-00696 and 2001-0017-00692, window type air-conditioners covered by ARPN 2001-0017-00693 and four-legged tower covered by ARPN 2001-0017-00694. The Company's protest/appeal is pending Resolution before the LBAA-Tagaytay City.

No tax exposure since the corresponding tax thereon is being paid although under protest.

- Meralco vs. Mun. Assessor of Navotas Tax
  Declaration No. C-001-01870-M
  Local Board of Assessment Appeals

Imposition of real property tax on the Company's concrete poles and wooden poles and transformers. The Company's appeal has not yet been set for hearing.

Probable tax liability of Meralco is computed at P31,685,739.50 from 1992 to 2006 excluding interest of 2% per month not exceeding 36 months or 72% in the amount of P21,222,076.68

- Meralco vs. City Assessor of Marikina Tax Declaration Nos. D010-010-09790, D-010-09789, D-010-09788, D-010 09787
  Local Board of Assessment Appeals

Imposition of real property tax on Company's concrete poles, steel posts and wood posts. The Company's appeal is now pending with the LBAA-Marikina.

Probable tax liability of the Compnay is P33,842,651.31 from 1994 to 2006 excluding interest of 2% per month not exceeding 36 months or 72% in the amount of P22,492,346.76.

- Meralco vs. City Govt. of Batangas, The Sangguniang Panglunsod of Batangas and the City Treasurer of Batangas.
  SCA No. 7126 RTC Branch 3 Batangas City Now on appeal with the Court of Tax Appeals, CTA AC No. 14

This involves the constitutionality and legality of Sec. 88 (B) (5) (a) of the Batangas City Tax Code of 2002 imposing rental fees on government facilities and property at an annual rate of P100.00 per post. The case is now pending Resolution with the Court of Tax Appeals.

Probable tax liability of the Company is P2,204,500.00 from 2002 to 2006 excluding surcharge (25%) and interest of 2% per month not exceeding 36 months or 72% in the amount of P2,138,355.00.

- Meralco vs. Mun. Govt. of San Pedro, Laguna and Sangguniang Bayan of San Pedro, Laguna SPL No. 1020, RTC - San Pedro Branch 3

This involves the constitutionality and legality of Municipal Ordinance No. 2003-08 imposing a municipal tax at the rate of Fifty Percent (50%) of One Percent (1%) of the gross sales or revenue, among others, on businesses engaged in the distribution of electricity to end-users of the said municipality. The case is set for hearing on May 12, 2006.

Probable tax liability of the Company is computed at P22,492,444.04 from 2004 to 2006 excluding surcharge (25%) and interest of 2% per month not exceeding 36 months or 72% in the amount of P16,322,995.16.

- Meralco vs. Court of Appeals, Nelia Barlis, in her capacity as Treasurer of the City of Muntinlupa
  Supreme Court G.R. No. 114231 now remanded to RTC Branch 66, Makati City Case No. 90-2787

This is a real property tax case between the Company and Muntinlupa City amounting to more than P36,432,001.97 excluding interest at a maximum of 24% (P8,743,680.47), or total tax liability of P45,175,682.44, which was remanded to the Regional Trial Court (RTC) by the Supreme Court (SC) for further proceedings in a resolution promulgated on June 29, 2004. This case stemmed from the assessment made by the then Municipal Treasurer of Muntinlupa on the tax declaration valuation of the Gardner/Snyder generating facilities on the basis of the amount of consideration when these facilities were sold to the National Power Corporation (NPC) in compliance with PD 40.

The case was set for hearing to take up the documentary and/or testimonial evidence. Both parties filed their respective memoranda and submitted the same for decision.

- Meralco vs. City of Muntinlupa, et al. CA-GR CV No. 80558
  Court of Appeals

This is a franchise tax case pending between the Company and Muntinlupa with probable liability of P116.7 Million, as of 2006. The Company opposed the assessment on the ground that the tax was imposed at the time when Muntinlupa was still a municipality and, therefore, pursuant to the Local Government Code is invalid. The Regional Trial Court resolved the case in favor of Meralco. The City of Muntinlupa appealed the case to the Court of Appeals.

Beginning 2005, by virtue of a new city ordinance which effected the collection of the franchise tax on January 1, 2005, the Company started paying the local franchise tax.

- Meralco vs. City of Makati, et al.
  CA G.R. CV No. 80769
  Court of Appeals

This is also a franchise tax similar to the case of Muntinlupa City which involves the alleged liability of P3,330,453,009.95 based on the Company's Gross Annual Receipt for the whole franchise area. The Court of Appeals upheld the RTC ruling dated May 8, 2003 to the effect that municipalities had no authority to impose franchise tax and cleared the Company of the alleged franchise tax liabilities. The Company is now awaiting resolution of the Motion for Reconsideration filed by the City of Makati.

Probable tax liability of the Company is P95.5 Million covering the years 1994 to 2006.

- Meralco vs. Mun. Govt. of Taguig and Josephine Dionisio-Daza, in her capacity as Municipal Treasurer of Taguig,
  RTC Branch 71, Pasig City, Case No. 69549

The Municipality of Taguig assessed the Company with local franchise tax worth P130,991,410.61 covering the years 1994 to 2002. The case is undergoing trial in the Regional Trial Court, Branch 71, Pasig City. The next hearing is scheduled on May 3, 2006.

- Meralco vs. City of Pasig
  CA G.R. SP No. 81255
  4th Division, Court of Appeals

This involves a pending local franchise tax case with the City of Pasig amounting to P435,332,196 excluding penalty covering the years 1996 to 1999. The Regional Trial Court declared in its decision that the City of Pasig is entitled to impose local franchise tax from the time it became a city in 1995. The Company appealed the decision to the Court of Appeals. The City filed a motion for execution pending appeal which the court denied. The case is now submitted for decision.

It should be noted that although Pasig became a City in 1995, its City Ordinance No. 16 imposing franchise was only enacted on May 29, 2002 and took effect on January 1, 2003, a copy of which was officially furnished to the Company on January 26, 2005. Thus, the Company started paying local franchise tax due for the year 2005 on October 20, 2005.

Probable tax liability of the Company is P62,533,663.56, more or less plus interest and surcharge of P60,657,653.65 or a total tax exposure of P123,191,317.21.

- Meralco vs. the City Assessor & City Treasurer of Lucena
  G.R. No. 166102
  Supreme Court

Lucena City assessed real property taxes on the Company's transformers and electric posts, transmission line, insulators and electric meters (generally categorized as Capital Investment) from 1990 which as of today totalled P44,236,708.55 including penalty. The Court of Appeals decided the case in favor of Lucena City saying that the latter has the right to impose the tax under the Local Government Code. The Company filed a motion for reconsideration which was denied. MERALCO elevated the case to the Supreme Court and is now pending resolution.

B. Labor Cases

- Randy Avila, et al. vs. Meralco
  CA G.R. SP No. 78904
- Rufino Dayrit, et. Al. vs. Meralco
  CA G.R. SP No. 82688
- Ronaldo S. Cruz, et. al. vs. Meralco
  CA G.R. SP No. 78904
- Fernando Reyes, et al. vs. Meralco
  CA GR SP No. 82768

Supreme Court

These cases involve 162 project-hired employees for the Meralco Transformation Project which the NLRC (National Labor Relations Commission) decided against the Company. Possible liability to the Company is estimated at over P112 Million consisting of backwages and benefits. The Company filed a motion for reconsideration which was resolved in favor of the Company by the NLRC. The complainants appealed to the Court of Appeals (CA). In a case involving 77 project-hired employees, the Court of Appeals decided the case against the Company. The Company filed a motion for reconsideration and the CA did reconsider its decision. The complainants elevated the case to the Supreme Court which decided the case in favor of the Company.

- Diloy and Dizon vs. Meralco
  CA G.R. SP No. 72509
  3rd Division, Supreme Court
- Frondozo, et al. vs. Meralco
  G.R. No. 161159
  Supreme Court

These cases arose from the 1991 strike where complainants were dismissed for participating in and/or committing illegal acts during the strike. They won before the NLRC but on appeal by the Company, the Court of Appeals reversed the NLRC ruling. The case is now with Supreme Court. The group of 12 strikers has a pending motion for execution before the NLRC asking for payment of salaries during the time when they should have been allegedly on payroll reinstatement in the sum of P2.2 Million. The Company opposed their move and the issue has not yet been resolved by the NLRC.

- Meralco vs. Rogelio Binamira et. al
  G.R. No. 145271
  2nd Division, Supreme Court

This case involves ten (10) security guards engaged by Meralco through an agency. When the Company replaced the existing agency with a new one, the services of the ten (10) guards were terminated. They filed a case for illegal dismissal and regularization. The Company won at the NLRC. However, on appeal, the CA sustained the guards' position. The case is now on appeal with the Supreme Court. Award of backwages and other benefits computed as of date is P15 million. The Supreme Court sustained the Company. The guards filed a motion for reconsideration, which is pending resolution.

- Meralco vs. Manuel delos Santos
  SC G.R. No. 153180
  2nd Division, Supreme Court

This involves the 1988 dismissal from service of Manuel delos Santos which both NLRC and CA declared as illegal. Meralco appealed the case to the Supreme Court where it is now pending. As of now, award of backwages and differentials since 1988 is computed at P4 million. The SC decided in favor of delos Santos. Meralco filed a motion for reconsideration, which is pending.

- Elpidio Cruz vs. Meralco
  CA G.R. 69709
  16th Division, Court of Appeals

NLRC sustained the dismissal of Elpidio Cruz but Cruz appealed the decision to the Court of Appeals where it remains pending up to this time. Estimated amount of backwages and differentials if decision would be adverse to the Company is P4 million.

- Meralco vs. Benjamin Francisco
  CA G.R. 77597
  12th Division, Court of Appeals

NLRC sustained the position of Benjamin Francisco that he was illegally dismissed. The Company appealed the NLRC decision to the CA where it is now pending. Estimated award of backwages and wage differentials would amount to P2.2 million.

C. Civil Cases

- Meralco vs. CIPI, et al.
  Civil Case No. 68413
  RTC – Pasig Br. 154

The Company filed the case to recover the amount of P73,000,000.00, more or less, it invested in defendants with specific instructions to invest in certain and specified liable companies. Defendants, however, in violation of the said instruction, invested the said sum in companies other than those specified by the Company. Later on, because of some bad business decisions it made, CIPI became insolvent. CIPI filed voluntary insolvency and is now undergoing liquidation proceedings through a court-appointed liquidator. For which reason, the proceedings in the instant case as against CIPI is now suspended pursuant to law. Meanwhile, the case against the other defendant Atilano, who was the President and CEO of CIPI, continues and is now at the pre-trial stage.

- AAA Cryogenics, Inc. vs. Meralco
  Civil Case No. 66768 & 67951
  RTC-Pasig

AAA Cryogenics, Inc. sued the Company for the losses it allegedly suffered due to power outages or voltage fluctuations that allegedly occurred from October 7, 1997 to April 4, 1998 in its plant at Cabuyao, Laguna. The total amount of claim is P21,092,760.00. The RTC-Pasig rendered its Decision awarding damages to both parties who both appealed to the CA.

- Quiapo City State, Inc. vs. Meralco
  Civil Case No. 04-110587
  RTC- Manila

City State Hotel, a multi-storey building located at Quezon Boulevard corner P. Paterno Street, Quiapo, Manila, was razed by fire on May 14, 2004. It is claiming that the fire was caused by the explosion of the Company's 500 KVA pad-mounted transformer. A nearby 2-storey commercial building was also razed by the fire. Study made by the Company's engineers, however, revealed that the transformer was not the cause of the fire. City State Hotel has filed a case against the Company for damages running as of this date to P76 Million. Pre-trial proceeding is being conducted by the court in the case.

- Chow Rite Foods, Inc. vs. Meralco
  Civil Case No. 04111147
  RTC- Manila

The Company is being sued for damages by a food chain company for losses it allegedly suffered due to transformer explosion resulting in a fire that gutted the CityState Building in Quiapo where one of its branches then operated, in the amount running as of this date at P10 million. Case is now consolidated with the Quiapo case, and is undergoing pre-trial conference.

- Pugeda vs. Meralco
  Civil Case No. TMCV-0069-02
  RTC-Trece Martirez

Ex-Judge Teofilo Pugeda filed a claim for damages by way of rentals from 1991 to present totaling P25.7 Million for the use of his property as location for our electric poles along Gen.Trias-Amadeo Road, Cavite. The Company is contesting the claim on the ground that the electric facilities in question were acquired from the previous operator in 1985 for value including the right-of-way. Case is submitted for decision.

- RBL Fishing Corporation vs. Meralco
  Civil-Case No. 61170
  RTC- Pasig, Branch 154

RBL Fishing Corp. filed a damage suit with injunction against the Company as a result of the latter's threat to disconnect its electric service for failure to settle P1.5 million billing adjustment. The RTC (Regional Trial Court of Pasig City) rendered its decision adverse to the Company. Although the Company elevated the case to the CA (appeal), it stands to pay damages in the total-aggregate amount of P8.2 million more or less- if appeal will not prosper.

- Sps. Rosendo & Ligaya Camacho, et al. vs. Meralco
  CA G.R. CV No. 54225

Sps. Rosendo and Ligaya Camacho filed a damage suit against the Company for the death of their son who was electrocuted while pulling the electric cord of their electric fan. The incident happened during of voltage surge in the area of Valenzuela City where the Camachos reside. The RTC ruled in favor of the plaintiffs. Meralco appealed but the Court of Appeals affirmed the RTC decision. Meralco was adjudged liable for damages and attorney's fees in the amount of P1,450,000.00. The Supreme Court finally resolved the case against Meralco. Meralco will comply with the Supreme Court's decision.

- Atty. P. M. Castillo vs. Meralco
  CA G.R. No. 80572
  Court of Appeals

Atty. Castillo filed a case for damages seeking to recover the amount of differential billing (P56,000.00) he paid to the Company on account of a tampered meter and alleged huge overpayments made because of a defective meter.

RTC-Pasig ruled against the Company and awarded P1.5 million to plaintiff. The case is on appeal with the Court Appeals.

D. ERC Cases

- Lualhati, et al. vs. Meralco
  CA G.R. SP Case No.77559
  Court of Appeals

Petitioners Lualhati, et. al filed a petition for review with the Court of Appeals questioning the ERC's approval of Meralco's unbundling of rates. In a decision dated 22 July 2004, the CA set aside ERC's approval and remanded the case to ERC for further proceedings including the conduct of an audit by the Commission on Audit of the Company's books, records and accounts. Both ERC and Meralco filed their respective motion for reconsideration which the CA denied. On February 11, 2005, ERC filed a petition for review with the SC assailing the CA decision. Likewise on March 11, 2005, Meralco filed a similar petition before the SC. The case is presently pending resolution by the SC.

- Sen. Juan Ponce Enrile, et al.,
  vs. Hon. Alfredo C. Flores & Meralco
  CA G.R. SP Case No. 74290
  Court of Appeals

Sen. Juan Ponce Enrile filed a petition to annul the orders of RTC denying the application for preliminary injunction to stop collection of Power Purchased Adjustment and Fuel and Purchased Power Cost Adjustment, and to declare null and void Sec. 34 of EPIRA (RA 9136) for allegedly being unconstitutional. Case is pending decision by the Court of Appeals.

- FDC, et al. vs. Meralco, et al.
  G.R. No. 161113
  Supreme Court

The Freedom from Debt Coalition, et. al. filed a petition with the Supreme Court questioning the provisional authority granted by the ERC to Meralco to collect 12 centavos per kWh out of the 13.58 centavos per kWh increase sought in ERC Case No. 2003-480. The Supreme Court declared void and set aside the provisional authority. Meralco and ERC filed their respective motions for reconsideration which the SC resolved by affirming with finality its earlier ruling.

- Nasecore vs. Meralco
  CA GR SP 163935
  Supreme Court

The National Association of Electricity Consumer for Reforms, Inc. (NASECORE) filed a petition with the Supreme Court questioning the ERC's approval of the increase in Meralco's generation charge to P3.3213 per kWh under the generation recovery adjustment mechanism (GRAM) guidelines promulgated by the ERC in February 2003. The revised generation charge represents actual generation cost for the period November 2003 to January 2004. The SC resolved the case against ERC and Meralco and declared void the GRAM rules. Both ERC and Meralco filed their respective motions for reconsideration which are pending resolution.

- Electric Capital Projects (ECP) 2000

In the year 2001, the Company filed an application with the Energy Regulatory Commission (ERC) for approval of all electric capital projects from 1994 to 2000. The ERC has issued an order requiring the Company to show cause why no penalties must be imposed to the Company for failing to seek prior approval for these projects. Penalties are estimated at the aggregate of about P75 Million plus permit fees of about P41 Million. The permit fees of P41 Million had already been settled. The Company filed an offer to compromise the penalties at 50% payable on staggered basis. The offer is pending resolution by ERC.

- In the Matter of the Joint Application for Approval of the Settlement Agreement between Meralco & NPC with Prayer for Provisional Authority ERC Case No. 2004-109
  Energy Regulatory Commission

The mediation of the dispute arising from the Contract for the Sale of Electric Energy (CSE) between the National Power Corporation (NPC) and the Company is contained in a Settlement Agreement which has been filed and pending approval by the ERC. Under the terms of the Settlement, differential billings of about P27 Billion is imposed by NPC for the Company's failure to take the stipulated contracted energy from Year 2002 to 2004, while the Company has a P7 Billion claim arising from NPC's failure to turn-over directly connected customers and for transmission failures/delays. The net settlement amount of P20 Billion will be paid by Meralco out of recoveries from consumers upon approval by ERC. The settlement amount was further reduced to P14.3 Billion due to the non-dispatch of Meralco's IPPs at contracted levels in 2003 and 2004. Proceedings on the joint application have been completed and the case is submitted for resolution.

- Refund to Customers
  (Arising from G.R. Nos. 141314 and 141369)

This arose from G.R. 141314 and 141369 where the SC directed the Company to refund to customers excess electric bill payments of P0.167 per kWh covering the period February 1994 to May 2003. As approved by the ERC, the refund is being implemented in four phases. Phases I, II and III covering refunds to residential customers was implemented from June 2003 to December 2004. Phase IV of the refund process is on-going, following the Company's receipt of ERC's July 13, 2005 Order approving the amended Phase IV proposal and BIR's RMO No. 22-2005 prescribing the guidelines for the imposition of the creditable income tax on the refund of Phase IV customers. Phase IV covers 80,530 services which translate to 2% of the total services qualified for the refund and accounts for 62% of the total refundable amount amounting to Php18.7 billion. For Phase IV customers, the BIR is collecting a creditable withholding tax on the gross refund amount equivalent to 25% for customers with active contracts and 32% for customers with terminated contracts.

This is embodied in Revenue Regulation No. 8-2005 dated May 10, 2005, which also appoints the Company a withholding agent.

- Application for a 14.76 Centavos Rate Adjustment
  ERC Case No. 2005-28RC

On May 31, 2005, the Company filed an application with the ERC seeking to adjust the Company's rate by an average of P0.1476 per kWh based on a 2004 test year. The rate petition is the Company's last rate filing under the Return on Rate Base (RoRB) formula. Hearings are ongoing on the application.

E. Contingent Liabilities

NPC billed Meralco under Power Bill No. 325-11-2005 A & B dated December 8, 2005 for premium charges on excess energy deliveries covering October 26, 2005 to November 25, 2005 in the sum of P83,767,219.49. Meralco refused to pay on the ground that there was an understanding of an allowable 120% bandwidth on excess energy. Since Meralco's purchase from NPC for the period was within the allowable 110% and 120% bandwidth, it should not be subject to premium charge. There is thus no contract or legal basis for such premium charges. Meralco referred the matter to ERC for its disposition.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Common Equity and Related Stockholders Matters

(1) Market Information

The principal market where the issuer's common equity is traded in the Philippine Stock Exchange. The quarterly high and low sales prices adjusted for corresponding stock dividends for fiscal years 2004, 2005 and the first quarter of 2006 follow:

CLASS A			
FROM	TO	HIGH	LOW
01/01/04	03/31/04	21.75	15.50
04/01/04	06/30/04	20.00	17.00
07/01/04	09/30/04	18.50	14.50
10/01/04	12/31/04	17.00	15.25
01/01/05	03/31/05	21.25	15.50
04/01/05	06/30/05	18.75	14.75
07/01/05	09/30/04	15.75	13.50
10/01/05	12/31/05	16.00	13.25
01/01/06	03/31/06	14.75	12.50

CLASS B			
FROM	TO	HIGH	LOW
01/01/04	03/31/04	36.50	24.00
04/01/04	06/30/04	34.00	24.50
07/01/04	09/30/04	30.00	20.25
10/01/04	12/31/04	27.00	23.00
01/01/05	03/31/05	32.00	24.50
04/01/05	06/30/05	27.00	21.25
07/01/05	09/30/04	25.50	20.00
10/01/05	12/31/05	24.75	20.00
01/01/06	03/31/06	22.75	18.50

As of March 31, 2006, the price for Class "A" stocks is P13.25 and for Class "B" stocks is P20.50.

(2) Holders

The total number of stockholders as of February 28, 2006 is 67,064.

Top twenty [20] Stockholders as of February 28, 2006:

Rank	Stockholder Name	Number of Shares	Percent
1	PCD Nominee Corporation (Filipino)	260,087,159	25.82%
2	First Philippine Union Fenosa, Inc.	230,084,791	22.84%
3	PCD Nominee Corporation (Foreign)	138,144,802	13.72%
4	Meralco Pension Fund	88,548,036	8.79%
5	Republic of the Philippines	48,065,189	4.77%
6	First Philippine Holdings Corporation	40,061,508	3.98%
7	Social Security System	39,894,965	3.96%
8	Land Bank of the Phils. TA#03-141 (Asset Privatization Trust)	28,839,109	2.86%
9	Landbank Phils. FAO PCGG ITF MFI	23,560,472	2.34%
10	Board of Administrator – ESOP	8,311,622	0.83%
11	Home Development Mutual Fund	2,361,308	0.23%
12	C & L Siblings Investment, Inc.	1,766,072	0.18%
13	Philippine Health Insurance Corporation	1,731,177	0.17%
14	Metropolitan Bank & Trust Company	1,460,160	0.14%
15	Manuel M. Lopez &/or Ma. Teresa L. Lopez	978,921	0.10%
16	Gerardo S. Limlingan &/or Eduviges D. Baloloy	756,200	0.08%
17	Concepcions' &/or Araneta	703,870	0.07%
18	Agaton L. Tiu &/or Remington Tiu	700,000	0.07%
19	Antonio O. Cojuangco	613,266	0.06%
20	Manuel M. Lopez	591,126	0.06%

[3] Dividends

There were no cash dividends declared by the issuer in favor of Class "A" and Class "B" shares for the two (2) most recent years ended December 31, 2004 and 2005.

The issuer's loan agreements contain restrictions with respect to, among others, payments of dividends to common shareholders. Said agreements provide that Meralco shall not pay any cash dividends to common shareholders without lender consent and unless certain financial covenants are met on a post-dividend basis.

Recent Issuance of Securities Constituting an Exempt Transaction

None.

Item 6. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PART III FINANCIAL INFORMATION
(Per "Annex C" SRC Rule 12)

(A) Management's Discussion and Analysis (MD & A) or Plan of Operation

(1) Plan of Operation - Not Applicable
(2) Management's Discussion and Analysis

(a) Full fiscal years

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 25 cities and 86 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of the Company's franchise, the terms and conditions of its services, the rates that it charges to its customers, the rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important aspects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program since the principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**
   Net Profit margin measures the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

   Net Profit margin shall be calculated as the ratio of the Net Profits After Taxes to Sales.

	(Amounts in ₱ millions)	
	2005	2004
Net Loss Attributable to Equity Holders of the Parent Company	(350)	(1,881)
S a l e s (Revenues)	174,268	151,614
Ratio	**(0.20%)**	**(1.24%)**

The Company incurred a net loss attributable to equity holders of the Parent Company, amounting to ₱350 million for the year ended December 31, 2005, 81.4% lower than the net loss of ₱1,881 million for the same period last year.

2. **Return on Assets (ROA)**
   ROA measures the overall effectiveness of the distribution utility in generating profits with its available assets.

   ROA shall be calculated as the ratio of net profits after taxes to average total assets.

	(Amounts in ₱ millions)	
	2005	2004
Net Loss Attributable to Equity Holders of the Parent Company	(350)	(1,881)
Average Total Assets	163,849	158,558

Ratio		**(0.21%)**	**(1.19%)**
	2005	2004	2003
Total Assets	164,336	163,362	153,754
Average	**163,849**	**158,558**	

The smaller net loss posted by the Parent Company for the year ended December 31, 2005 was due mainly to the reduced provision for probable losses.

Efficiency Ratio

3. **Sales to Assets Ratio**

	(Amounts in ₱ millions)	
	2005	2004
Sales (Revenues)	174,268	151,614

Average Total Assets	163,849	158,558
Ratio	**1.06**	**0.96**

The Sales-to-Assets Ratio measures the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of sales to average total assets. The average total assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficient the assets of the distribution utility have been used.

The 0.6% sales growth coupled with the increase in purchased power costs are the main reasons behind the improvement of Sales to Assets Ratio.

Liquidity Ratio

4. **Quick Ratio**

Quick ratio measures the safety margin for the payment of current debt of the distribution utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in ₱ millions)	
	2005	2004
Cash + Marketable Sec. + Receivables	44,964	33,217
Current Liabilities	48,175	63,086
Ratio	0.93	0.53

Summary of accounts:		
Cash on hand and in banks	3,315	2,690
Short-term investments	10,766	2,228
Receivables - net	30,883	28,299
Total	44,964	33,217

Current Liabilities:		
Notes Payable	384	442
Trade and other payable	39,518	32,684
Customers' refund - current	3,787	5,409
Interest bearing loans - current portion	3,030	23,829
Estimated liability for project development	1,218	692
Income tax payable	238	30
Total	**48,175**	**63,086**

The Company's quick ratio improved due mainly to lower current portion of long-term debt and the higher level of cash balance for 2005.

Leverage Ratio

5. **Debt Ratio**

Debt ratio measures the degree of indebtedness of the distribution utility and also measures the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio measures financial leverage for the Distribution utility, and is calculated as the ratio of the total long term debt to total long-term capital.

	(Amounts in ₱ millions)	
	2005	2004
Total Long-term Debt plus Equity	60,730	61,134
Total Long-term Capital (Equity)	38,461	35,910
Debt Ratio	**1.58**	**1.70**

The total long-term debt shall include long-term debt and the value of leases.

Interest bearing loans - net of current portion	19,239	1,395
Interest bearing loans - current portion	3,030	23,829
Total	22,269	25,224

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	38,461	35,910
Total Long-term debt plus equity	60,730	61,134

Debt ratio slightly decreased due mainly to lower level of long-term debt brought about by the appreciation of peso vis-a-vis dollar coupled with amortizations made during the year.

(i) **Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.**

The major factors affecting the Parent Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Currency Exchange Rates
- Industry Restructuring

Regulated Rates and Cost Recoveries

The Parent Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Parent

Company's rates are set (with the approval of the ERC) to permit the Parent Company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the Company's Return On Rate Base (RORB). The Parent Company's rate structure also permits them to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court (SC)'s final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Parent Company's net utility plant in service at the end of the relevant period plus one-sixth of the Parent Company's annual operation and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of ERB and court decisions and appeals that began in 1998. The SC's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting over billings for the period from February 1994 through May 2003. Before the issuance of the SC's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Parent Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account replacement cost, the Parent Company's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the Energy Regulatory Board or ERB) has approved six increases in the Parent Company's basic rates since 1981 and the most recent increase was granted in May 2003. Historically, the Parent Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the SC stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants the Parent Company rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increase for the Parent Company approved in May 2003, the ERC has approved tariffs for the Company based on the Company's weighted average cost of capital for 2000 of 15.5%, as determined by the ERC.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Parent Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. On October 13, 2004, the ERC approved the guidelines for the automatic adjustment of generation rates and system loss rates by distribution utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the Generation Rate Adjustment Mechanism (GRAM) and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

The Parent Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing the total power sold and used by the Parent Company by the total power purchased. The Parent Company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2005, the Parent Company's system loss improved over last year by 0.89% percentage points, from 11.1% in 2004 compared to 10.21% this year.

In accordance with the authority given to the ERC by Section 43 of EPIRA to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005. DWRG embodies a new rate-fixing scheme more commonly known as Performance-Based Ratemaking (PBR).

Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities shall file to the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Volume Sales

The Parent Company primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is positively correlated with the level of economic growth of the Philippines. The Parent Company experienced sales volume growth at a compound annual growth rate of 3.3% from 2001 to 2005. With the 2005 GDP growth of 5.1%, the Parent Company's sales volume in 2005 increased by 0.6% over 2004, with sales volume of 24,806 gWh in 2005 compared to 24,660 gWh in 2004. This growth was primarily due to more robust commercial and slightly on industrial sales. For the five-year period 2001 to 2005, residential and commercial sectors recorded compound annual growth rates of 1.7% and 3.9%, respectively. Growth in the industrial sector registered a compound annual growth rate of 2.0% for the same periods.

Electricity Supply

The Parent Company does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as National Power

Corporation (NPC) and Independent Power Producers (IPPs). The Parent Company is dependent on NPC for power, although its dependence has been decreasing in recent years and the Company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2005, the Parent Company purchased approximately 53.0% of its requirements from NPC, down from 51.5% in 2004 and also lower at 49.1% in 2003. The Parent Company's 10-year power purchase agreement with NPC expired in December 2004. This allows the Parent Company to source more of its power from other sources, such as IPPs with which the Parent Company has contracted.

The year 2005 also saw the Philippine Electricity Market Corporation (PEMC) finalizing its preparations for the commercial operations of the Wholesale Electricity Spot Market (WESM), as envisioned by Section 30 of EPIRA Law. To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the number of customers. Since the Parent Company's franchise area historically accounted for approximately 50% of the Philippines' GDP, the Parent Company believes that improvement in economic growth may bring growth in demand for electricity and hence, demand for the Parent Company's services. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 4.6%, compared to 3.7% during the years 1994 to 1998. From 1999 to 2005, the Philippine GDP grew at a compound annual rate of approximately 5.1%, compared to 4.4% during the periods 1994 to 1998.

Total customers grew at a compound annual rate of 7.6% for the periods 1998 to 2004 and 3.6% for the periods 1999 to 2005. Luzon Grid-Derived Peak demand for the Parent Company's system grew at a compound annual rate of 2.3% during the periods 1999 to 2005 and 9.2% during the periods 1994 to 1998. Recently, the Parent Company chose to shift to the use of metered data gathered from its own metering facilities to measure peak demand in its own system. For the periods 1999 to 2005, metered peak demand grew at a compound annual rate of 4.3%.

Based on publicly available information, the Parent Company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The Parent Company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower prices for the Parent Company's power could also help reduce current incentives to industrial users to engage in self-generation.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Parent Company's operating results and financial condition in a number of respects. While all the Parent Company's revenues are denominated in pesos, as of December 31, 2005, approximately 82.7% of the principal amount of indebtedness, most of the capital expenditures, a substantial portion of the power purchase costs and interest expense and a small portion of operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱53.09 : US$1.00 as of December 31, 2005.

Adjustments approved pursuant to the Incremental Currency Exchange Rate Adjustment (ICERA) mechanism will permit the Parent Company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the Parent Company's foreign currency-denominated operation and maintenance expenses and principal payments of foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the Parent Company's basic distribution rates (which have been granted seven times since 1981) would be required in order to recover increased capital expenses through an increase in the Company's rate base. Foreign exchange losses from increases in interest expense on foreign currency - denominated debt are reflected in the Parent Company's financial statements as interest and other financial charges.

Following a period of significant peso depreciation, the consequences to the Parent Company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the Parent Company's payment obligations or budgeted capital and other spending. The Parent Company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the Parent Company's rates and pass-through costs.

- The principal amount of, and interest expense on, the Parent Company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the Parent Company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the Parent

Company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The Parent Company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the Parent Company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Parent Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Parent Company's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

ERC promulgates rules on Distribution Services and Open Access Rules (DSOAR)

The ERC issued recently the rules and regulations for distribution utilities in preparation for retail competition and open access. This document supersedes the 1995 ERB resolutions No. 95-21 and 95-368 which pertain to the rules and regulations governing the operation of electric power services.

Under Article I – General Provisions of the DSOAR, it states that:

"The purpose of the DSOAR is to set forth the terms and conditions related to the provision of Connection Assets and Services, service to the Captive Market, Supplier of Last Resort service to the Contestable Market and unbundled Distribution Wheeling Service provided to the Contestable Market". The DSOAR recognizes that EPIRA created a variety of services for distribution utilities like the Company, like the unbundling of bills and the forthcoming open access.

DSOAR incorporates the uniform filing requirements as the basis for establishing the distribution utilities regulated service rates. Purchased power and transmission costs are passed-through and the distribution utilities will procure energy for distribution system losses to be paid by the Retail Electricity Supplier and end-users. The ERC conducted public consultations for DSOAR on June 16 to 17 and July 14, 2005.

The final document was published on February 2, 2006 and reported with the UP-ONAR on March 10, 2006. It is now in force.

DWRG

In accordance with the authority given to the ERC by Section 43 of EPIRA Law to "adopt alternative forms of internationally-accepted rate setting methodology", the ERC approved the DWRG last December 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate fixing scheme more commonly known as Performance-Based Ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets-tariffs according to forecasts of performance, capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. and Dagupan Electric Corporation. The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities must file with the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Removal of Cross-Subsidies

Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Section 74 of EPIRA Law.

Unbundling Rate Case Filed with the Supreme Court

On January 24, 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of the Parent Company's tariffs. It remanded the case back to ERC for further proceedings and ordered ERC to direct the Commission on Audit (COA) to conduct an audit of the Parent Company's books, records, and accounts. The ERC-approved unbundled charges which the Parent Company implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in company-related charges. It should be noted that the Parent Company's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the SC.

The ERC filed with the SC on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on the Parent Company's unbundling and rate hike petition. The Parent Company also filed a Petition for Review with the SC last March 11, 2005. In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

- There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;
- ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and
- Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

As of March 27, 2006, the Supreme Court has not ruled on the Parent Company's petition.

GRAM

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and IPP Costs or the GRAM. The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed at the ERC for approval. The GRAM Implementing Rules did not require publication of nor the conduct of public hearings on filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kWh in accordance with the GRAM Implementing Rules.

The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the SC questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication and posting with the UP-ONAR. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

Customer Refund

Following SC decision in 2003 alleging that the Parent Company had overcharged customers over the periods February 1994 to May 2003, the Parent Company was ordered to refund customers ₱30.3 billion. The refund schedule for the Parent Company was split into four phases of which the first three have been completed, totaling ₱11.6 billion. Phase Four is ongoing and will involve approximately ₱18,689 million for commercial, industrial and streetlighting customers, which include the Parent Company's largest customers.

In an order dated December 21, 2004, the ERC denied the motions filed by GMA Network, Inc., RGMA Network, Inc. and NASECORE requesting the Commission to compel the Parent Company to pay interest on refund. On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a petition to the CA praying that the Parent Company be ordered to refund the amounts due to them plus 6% interest per annum from February 1994 to April 9, 2004 and 12% per annum from April 9, 2004 until the refund is fully paid.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that that the refund amounts do not earn interest.

Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Consolidated revenues. For the year ended December 31, 2005, the Company achieved consolidated revenues of ₱174,268 million, an increase of 14.9% over the ₱151,614 million achieved in the same period in 2004. The increase was driven primarily by a 0.6% increase in sales volume coupled with the increase in purchased power costs by the Parent Company's revenue from sale of electricity by 15.9% from ₱147,347 million to ₱170,846 million in 2004 and 2005, respectively.

Operating expenses. Total expenses increased by 13.8% from ₱154,696 million in 2004 to ₱175,990 million this year due mainly to increases in purchased power, operations and maintenance and interest and other financial expenses among others.

	Years Ended December 31		
	2005	2004	% Change
	(in million pesos)		
Purchased power	148,865	124,601	19.5
Operations and maintenance	10,315	9,255	11.5
Provision for probable losses	5,901	9,824	(39.9)
Depreciation and amortization	4,845	4,773	1.5
Interest and other financial expenses	4,504	4,134	9.0
CERA II revenues	(2,934)	(1,330)	120.6
Foreign exchange losses	2,859	1,352	111.5
Interest and other financial income	(2,280)	(656)	247.6
Present value impact on customers' refund	1,726	-	100.0
Real estate sold	1,038	1,687	(38.5)
Cost of contracts and services	832	871	(4.5)
Provision for(recovery of) probable losses on disallowed receivables	231	(215)	(207.4)
Equity in net earnings of associates	(142)	(222)	(36.0)
Taxes other than income tax	230	622	(63.0)
Total	175,990	154,696	13.8

Purchased power cost in 2005 soared by as much as 19.5% to P148,865 million from ₱124,601 million in 2004. This was primarily due to 19.8% increase in the average cost of purchased power per kWh.

Operation and maintenance expenses increased by 11.5% to ₱10,315 million for the year ended December 31, 2005, compared with ₱9,255 million in the same period in 2004, due primarily to net provisions for various tax assessment and legal claims, increase in contractors' services and increase in pension cost and other long-term employee benefits.

Provision for probable losses. The Parent Company provided losses for the year 2005 amounting to ₱5,901 million lower than last year's provision of ₱9,824 million, excluding tax effect of ₱2,065 million and ₱3,144 million, respectively, brought about by the CA decision annulling and setting aside the ERC Decision and Order the approval of the Parent Company's unbundled tariffs implemented in June 2003.

Depreciation and amortization slightly increased by 1.5% from ₱4,773 million for the year 2004, to ₱4,845 in 2005.

Interest and other financial expenses increased by 9.0% from ₱4,134 million in 2004 to ₱4,504 million in 2005. The increase occurred in amortization of debt issue costs by as much as ₱280 million and in interest expense on loans and other payables by as much as ₱122 million.

CERA II revenues are presented in the statements of operations in compliance with Philippine Accounting Standards (PAS) 21, *"The Effects of Changes in Foreign Exchange Rates"*. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations with a corresponding credit (debit) to CERA Revenues. For the year 2005, CERA II revenues increased by 120.6% from ₱1,330 million in 2004 compared to ₱2,934 million.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses - net also increased by 111.5%, from ₱1,352 million in 2004 to ₱2,859 million in 2005.

Interest and other financial income increased by 247.6%, ₱656 million in 2004 to ₱2,280 million in 2005. Major factors for the year-on-year improvements were:

> Interest income increased by ₱784 million and a tax refund of ₱894 million was recognized. The tax refund pertains to the claim from the Bureau of Internal Revenue (BIR) for the taxable year 2001 as a result of the SC decision on the ₱0.167/kWh refund to customers. This amount granted by the BIR shall be refunded to the Company through the issuance of tax credit certificates proportionate to its actual refund to customers.
>
> As a result of the settlement agreement between First Gas and the Gas Sellers, the liability arising from deferred pass-through fuel costs as of December 31, 2005 has been reduced to ₱7,857 million of which ₱3,736 million has been classified as a current liability in accordance with the payment terms. Consequently, the interest cost recognized by the Company was also reduced.

Present value impact on customers' refund. In compliance with PAS 39, the present value impact on customers' Phase IV refund to be paid starting 2005 to 2010 was established. For 2005, the present value impact on customers' refund was ₱1,726 million. This refund should be recognized at fair value and subsequently carried at amortized cost using effective interest rate method. The Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability.

Real estate sold, an account of subsidiary Rockwell Land Corporation, decreased by 38.5% from ₱1,687 million in 2004 to ₱1,038 million in 2005 due mainly to the intensified marketing campaigns particularly on Manansala and Joya, both residential condominium projects in 2004. Of the 618 Manansala units completed by October 2005, 603 units or 98% were reported sold by December 2005. As for Joya, project completion percentage increased from 1.9% in 2004 to 18% in December 2005. In December 2005, 772 units have been sold accounting for 82% of the 946 total units available.

Cost of contracts and services, also a subsidiary account, declined by 4.5% from ₱871 million in 2004 compared to ₱832 million this year primarily due to a decrease in construction contracts.

Provisions for probable losses on disallowed receivables amounted to ₱231 million for the 2005. This refers to Quezon Power Philippines Ltd. (QPPL) transmission line fees disallowed by the ERC.

Equity in net earnings of associates and joint venture decreased from ₱222 million in 2004 to ₱142 million for the year ended December 31, 2005, due mainly to the decrease in equitized earnings from various subsidiaries.

Taxes other than income tax decreased by 63% from ₱622 million in December 31, 2004 to ₱230 million in December 31, 2005. In accordance with the EVAT Law (RA No. 9337), effective November 1, 2005, the Company started collecting 10% VAT on electricity consumption in lieu of the national franchise tax of 2%.

Loss before income tax was ₱1,722 million in 2005 compared to ₱3,082 million in 2004 or a 44.1% decrease.

Income tax benefit on a consolidated basis for the year ended December 31, 2005 was ₱1,515 million, a slight increase from ₱1,318 million income tax benefit in 2004.

Consolidated net income (loss) for the year ended December 31, 2005 was significantly affected by two major factors, to wit:

- ✓ The consistent provisioning for probable losses in the event of a final and executory adverse decision of the unbundling rate case pending in the Supreme Court, which amounted to ₱5,901 million, and

- ✓ The effect of the transition from the Company's previous accounting policies referred to as the "previous Generally Accepted Accounting Principles (GAAP)" to the "Philippine Financial Reporting Standards (PFRS)/Philippine Accounting Standards (PAS)" on the reported financial position, financial performance and cash flows of the Company.

Given the impact of the provision for probable losses and the effect of the changes in accounting policies, the Parent Company concluded the year 2005 with a net loss of P411 million, 79.7% lower than the restated net loss of ₱2,026 million in 2004.

On consolidated basis, the net loss attributable to equity holders of the Parent Company were ₱350 million and ₱1,881 million for the years 2005 and 2004 (as restated).

Proceeds from long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱5,864 million in 2004 and none in 2005 which was the result of the refinancing of unsecured loans consummated in the last quarter of 2004.

Capital expenditures of the Parent Company in 2005 was ₱5,191 million, slightly lower by 2.4%, compared to 2004 level of ₱5,319 million and within the creditors' covenant of ₱5,750 million. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends were not paid out to preferred stockholders for the second consecutive year primarily due the financial crisis brought about by the rate refund ordered by the SC in 2003.

Unappropriated retained earnings improved by 109.6% from the deficit of ₱4,499 million in 2004 to a positive retained earnings of ₱430 million in 2005 due to a lower net loss and the effects of the transition to PFRS.

Basic loss per common share excluding depreciation on appraisal increase in 2005 decreased by 81.3% from (₱1.87) in 2004 to (₱0.35) in 2005 due mainly to the net loss posted for two consecutive years.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Consolidated operating revenues. For the year ended December 31, 2004, the Company achieved consolidated operating revenues of ₱151,614 million, an increase of 12.3% over the ₱134,964 million achieved in the same period in 2003. This increase was driven primarily by a 3.5% increase in sales volume by the Parent Company.

The increase in Parent Company's revenue was also driven by an increase in purchased power costs. For the year ended December 31, 2004, the Parent Company achieved operating revenues of ₱147,637 million, an increase of 11.9% over the

₱131,948 million achieved in the same period in 2003. Due to the refund ordered by the SC in April 2003, operating revenues for the period from January 2003 to May 2003 reflect the reduction of permitted distribution rates by ₱0.167 per kWh totaling 1,595 million. The Parent Company's operating revenues from June 2003 reflect an upward rate adjustment approved by the ERC in May 2003 of ₱0.0865 per kWh over the rates in effect prior to the rate reduction ordered by the SC.

Operating expenses on a consolidated basis for the year ended December 31, 2004 increased to ₱154,696 million, or 16.0% over the ₱133,407 million in operating expenses for the same period in 2003.

	Year Ended December 31		
	2004	2003	% Change
	(in millions pesos)		
Purchased power	124,601	111,584	11.7
Operations and maintenance	9,255	10,713	(13.6)
Provision for probable losses	9,824	0	100.0
Depreciation and amortization	4,773	4,576	4.3
Interest and other financial expenses	4,134	3,925	5.3
CERA II revenues	(1,330)	(1,241)	7.2
Foreign exchange losses	1,352	1,241	8.9
Interest and other financial income	(656)	(722)	(9.1)
Real estate sold	1,687	1,288	31.0
Cost of contracts and services	871	585	48.9
Provision for (recovery of) probable losses on disallowed receivables	(215)	(6)	3,483.3
Equity in net earnings of associates	(222)	(264)	(15.9)
Taxes other than income tax	622	1,728	(64.0)
Total	154,696	133,407	16.0

Purchased power cost in 2004 increased by 11.7% to ₱124,601 million from ₱111,584 million in 2003. This was primarily due to 7.7% increase in the average cost of purchased power per kWh, from ₱4.158 per kWh in year 2003 to ₱4.476 per kWh in 2004.

Operations and maintenance expenses decreased by 13.6% to ₱9,255 million for the year ended December 31, 2004, compared with ₱10,713 million in the same period in 2003, due primarily to the Parent Company's conscious efforts to bring down costs.

Provision for probable losses. The Parent Company provided losses for 2004 amounting to ₱9,824 million, excluding tax effect of ₱3,144 million brought about by the CA decision annulling and setting aside the ERC Decision and Order on the approval of the Parent Company's unbundled tariffs implemented in June 2003.

Depreciation and amortization increased by 4.3% from ₱4,576 million for the year 2003, to ₱4,773 in same period in 2004, mainly as a result of the continued upgrading of electric distribution system. In addition, the increase also reflected additional depreciation expenses related to various utility plant equipment and others placed in service.

Interest and other financial expenses for the year ended December 31, 2004, increased by 5.3% in comparison to the twelve months ended December 31, 2003, from ₱3,925 million to ₱4,134 million due to due to higher financing costs.

CERA II revenues is presented in the statements of operations in compliance with PAS 21, *"The Effects of Changes in Foreign Exchange Rates"*. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations with a corresponding credit (debit) to CERA revenues. For the year 2004, CERA II revenues slightly increased by 7.2% from ₱1,241 million in 2003 compared to ₱1,330 million.

Foreign exchange losses – net. Foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, do not pass through the statements of operations but are deferred under the deferred foreign exchange loss account. Related to CERA II revenues do not have any effect on retained earnings and net loss. As a result, foreign exchange losses-net also increased by 8.9%, from ₱1,241 million in 2003 to ₱1,352 million in 2004.

Interest and other financial income which pertains mostly to interest on placements and dividend income, decreased by 9.1%, from ₱722 million in 2003 to ₱656 million in 2004.

Real estate sold, an account of subsidiary Rockwell Land Corporation, increased by 31.0% from ₱1,288 million in 2003 to ₱1,687 million in 2004 due mainly to the intensified marketing campaigns particularly on Manansala, a residential condominium.

Cost of contracts and services, also an account for subsidiaries, increased by 48.9% from ₱585 million in 2003 compared to ₱871 million of last year primarily due to an increase in construction contracts.

Recovery of probable losses on disallowed receivables amounted to ₱215 million for the 2004 compared to ₱6 million in 2003. This refers to the recovery of QPPL's transmission line fees previously disallowed by the ERC on September 20, 2004.

Equity in net earnings of associates and joint venture decreased from ₱264 million in 2003 to ₱222 million in December 31, 2004, due mainly to the decrease in equitized earnings from affiliates.

Taxes other than income tax decreased by 64.0% from ₱1,728 million for the twelve months ended December 31, 2003 to ₱622 million for the twelve months ended December 31, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Parent Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Loss before income tax was ₱3,082 million in 2004 compared to ₱1,557 million in 2003 or a 297.9% decrease due mainly to the provision for probable losses amounting to ₱9,824 million.

Provision for (benefit from) income tax. Benefit from income tax for the year ended December 31, 2004 was ₱1,318 million compared to provision for income tax of ₱228 million for the year 2003. This was due to the income tax benefit brought by the Company's provision for probable losses in 2004.

Consolidated net income (loss). For the year ended December 31, 2004, the results of the Company's operations were significantly affected by the provisioning for probable losses in the event of a final and executory adverse decision on the unbundling rate case pending in the SC amounting to ₱9,824 million.

Given the impact of the provision for probable losses, the Company concluded the year 2004 with a net loss attributable to equity holders of the Parent Company in the amount of ₱1,881 million (as restated), a reversal of the 2003 net income amounting to ₱1,329 million, representing a decrease of 241.5%.

Proceeds from long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱5,082 million in 2004 as compared to ₱421 million in 2003, the former of which was the result of the refinancing of unsecured loans in the last quarter of 2004.

Capital expenditures of the Parent Company in 2004 was ₱5,319 million, 17.3% lower than the 2003 level of ₱6,435 million. The Parent Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends paid out to preferred stockholders for the year 2003 amounted to ₱18 million while no payment was made in 2004 primarily due the financial crisis brought about by the rate refund ordered by the SC.

Unappropriated retained earnings. Due to the net loss posted for the year 2004, unappropriated retained earnings decreased by 252.5%, from ₱2,951 million in 2003 to a restated amount of ₱4,499 million deficit in 2004.

Basic earnings per common share on net income (loss) excluding depreciation on appraisal increase in 2004 decreased by 201.5% from ₱1.842 in 2003 to (₱1.87) in 2004 due mainly to the net loss posted in 2004.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the years ended December 31, 2005 and 2004, and 2003:

	December 31,		
	2005	2004 (in millions)	2003
Cash Flows			
Cash and cash equivalents, beginning	₱4,918	₱5,320	₱6,832
Net cash provided by operating activities	10,697	9,332	9,512
Net cash used in investing activities	346	(6,465)	(4,620)
Net cash provided by (used in) financing activities	(1,880)	(3;269)	(6,404)
Cash and cash equivalents, end	14,081	4,918	5,320

In December 31, 2005, consolidated cash and cash equivalents amounted to ₱14,081 million compared to ₱4,918 million at December 31, 2004. Principal sources of cash for the year 2005 were net cash generated from operations totaling ₱10,697 million, and net cash provided by investing activities amounting to ₱346 million. In addition, the increase in customers' deposit amounting ₱1,913 million and proceeds from long-term debt by a subsidiary amounting to ₱81 million contributed to the increase in cash. These funds were used primarily for capital expenditures and payments for short-term and long-term debt and interest amounting to ₱58 million, ₱3,660 million and ₱2,093 million, respectively.

In December 31, 2004, consolidated cash and cash equivalents fell to ₱4,918 million compared to ₱5,320 million in December 31, 2003. Principal sources of cash for the year 2004 were net cash generated from operating activities totaling ₱9,332 million, ₱973 million and ₱68 million from issuance of preferred stock and subscriptions to common stock, respectively. In addition, the refinancing of unsecured loans amounting to ₱5,864 million and the increase in customers' deposit amounting ₱1,341 million contributed to the sources of cash for 2004. These funds were used primarily for capital expenditures and payments for short-term and long-term debt and interest amounting to ₱5,412 million, ₱5,503 million and ₱2,020 million, respectively.

As of December 31, 2003, cash and cash equivalents totaled ₱5,320 million. Principal sources of cash in 2003 were net cash generated from operations totaling ₱9,512 million and drawings from existing long-term and short-term credit facilities totaling ₱421 million and ₱500 million, respectively. These funds were used primarily for capital expenditures and payments for short-term and long-term debt and interest expense amounting to ₱2,214 million, ₱6,051 million, and ₱3,246 million, respectively.

Operating Activities

Net cash provided by operating activities in 2005 amounted to ₱10,697 million, an increase of ₱1,365 million or 14.6% from ₱9,332 million in 2004, mainly due to increased revenues and lower provision for probable loss amounting ₱5,901 million compared to ₱9,824 million in 2004. On the other hand, net cash provided by operating activities for the year 2004, slightly decreased compared to year 2003, from ₱9,512 million to ₱9,332 million for 2004. This could also be attributed to the provision for probable loss amounting to ₱9,824 million and the increase in trade receivables of ₱8,218 million and other assets amounting to ₱138 million. For the year ended December 31, 2003, net cash flows from operating activities decreased to ₱9,512 million compared to ₱12,477 million in 2002 due to the payment of interest on loans and the ongoing customers' refund in accordance with the April 2003 SC order beginning June 2003.

Investing Activities

In 2005, the Company's net cash provided by investing activities was ₱346 million, which was due mainly to the decrease in other noncurrent assets and other receivables amounting to ₱3,982 million and ₱1,241 million respectively. Additions to utility plant and others amounted to ₱5,278 million, which was within the cap of ₱5,750 million as set by the Company's creditors.

In 2004, the Company's net cash used in investing activities was ₱6,465 million, an increase of ₱1,845 million, or 40.0%, from ₱4,620 million in 2003 mainly due to increase in other noncurrent assets amounting ₱2,662 million. For the years ended December 31, 2003 and 2002, net cash used in investing activities were ₱4,620 million and ₱5,522 million, respectively. Capital expenditures for December 31,2004 was ₱5,421 million compared to ₱6,629 million in December 31, 2003 or a decrease of 18.2%.

Financing Activities

The Company used net cash of ₱1,880 million for financing activities in 2005 and ₱3,269 million in 2004. The Parent Company refinanced its unsecured loans last November 2004, thereby stretching amortization of long-term loans and providing improved cash flow. Principal repayments on short-term and long-term loans totaled ₱3,718 million in 2005 compared to ₱10,915 million in 2004. For 2003, the bulk of cash used in financing activities was for the payment of long-term loans amounting to ₱6,051 million and short term loans of ₱2,214 million.

Debt Financing

Consolidated long-term debt, net of current portion, was ₱19,239 million as of December 31, 2005, compared to ₱1,395 million as of December 31, 2004. For year ended December 31, 2005, long-term debt amounted to ₱22,269 million compared with ₱25,224 million in 2004. The proceeds from long-term borrowings on a consolidated basis amounted to ₱81 million and ₱5,864 million in 2005 and 2004 respectively. For the year 2005, repayments on long-term debt amounted to ₱3,660 million compared to ₱5,503 million in 2004 mainly due to the refinancing scheme consummated in 2004. Repayments on long-term debts totaled ₱6,051 million in 2003.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

Year	Amount in Original Currency					Total Peso Equivalent
	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	
			(in millions)			
2006	$22.65	¥1,011.47	€0.54	CHF 0.44	185.83	1,895.44
2007	40.89	1,011.47	0.54	0.44	549.91	3,227.88
2008	42.23	1,011.47	0.54	0.44	548.12	3,297.23
2009	51.75	1,011.47	0.54	0.44	729.74	3,984.27
2010 thereafter	108.00	1,011.47	0.54	0.44	1,457.39	7,698.23
	$265.52	¥5,057.35	€2.70	CHF 2.20	3,470.99	
Equivalent Peso	₱14,096.46	₱2,277.32	₱169.62	₱88.66	₱3,470.99	20,103.05

Equity Financing

Upon the adoption of PAS 32, "Financial Instruments: Disclosure and Presentation", the Parent Company's preferred shares were reclassified as debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERC, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Parent Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Parent Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities.

(ii) **Any event that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.**

a. **Covenants**

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the years ended December 31, 2005 and 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005. Consequently, the Parent Company is not in technical default as of March 27, 2006.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱ 0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and ₱0.0865 per kwh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On March 11, 2005, the Parent Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱ 9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of March 27, 2006, the SC has not ruled on the Parent Company's petition.

c. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

d. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (d) and (e) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(iii) **All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.**

Not Applicable.

(iv) **Material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;**

2006 Capital Expenditure Requirements

Electric Capital Projects: (in million Pesos)		
a.	System Requirements	₱1,094
b.	Customer Allocation	2,427
c.	Miscellaneous Allocation	1,896
Non Electric Projects		92
Other Capitalized Items		371
	Total Capex	₱5,880

To date, the Company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, preferred equity issues and working capital.

The Parent Company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The Parent Company has an approved capital expenditure budget of ₱5,880 million for the year 2006. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Parent Company has to prioritize its projects to only those deemed urgent in 2006 project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, preferred equity issues and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,880 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, to give priority to correction of normal deficiencies in the system, to stretch loading limits of our facilities and to initiate practical and cost-effective projects to correct system deficiencies.

(v) **Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.**

a. **Unbundling Rate Case Filed with the Supreme Court**

In January 2005, the CA upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Parent Company to unbundle electricity tariffs and increase these by ₱0.17 per kWh over May 2003 levels. The increase consisted of ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The CA said the ERC failed to require an audit of the Parent Company's books and accounts. The CA also remanded the case to ERC for further proceedings, including the conduct of an audit by the COA. The ERC has filed with the SC a petition asking the SC to set aside the CA decision and resolution on February 11, 2005 and on March 11, 2005, the Parent Company also filed with the SC a Petition for Review of the CA decision. If ERC's May 2003 decision is not ultimately reinstated the implications for the Company would include reverting to the former bundled rate billing arrangement and returning to the customers the increase authorized under the unbundling decision. Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of March 27, 2006, the SC has not ruled on the Parent Company's petition.

b. **Annulment of ERC's P0.12 per kWh Provisional Approval**

In November 27, 2003, following the filing by the Parent Company of a petition to adjust rates by ₱0.136 per kWh, the ERC allowed the Parent Company to provisional adjust tariffs by an average of ₱0.12 per kWh starting January 2004. However, the ERC's provisional approval was eventually nullified and set aside by the SC, in a decision promulgated in June 2004. Soon after, the ERC and the Parent Company then filed separate motions asking the High Court to reconsider its decision.

In May 2005, the Parent Company filed a motion to withdraw its ₱0.136 per kWh rate petition, which the ERC granted on May 25, 2005. With the grant of the motion, the Parent Company returned an estimated ₱134 million to customers, representing amounts collected when the ₱0.12 per kWh provisional approval was implemented for about two weeks in January 2004.

In July 2005, the Parent Company also filed a Manifestation with the SC, informing the body that the Parent Company has already withdrawn its rate petition from the ERC. About a month later, the High Court denied with finality the ERC's then-pending motion for reconsideration. The SC's decision established certain jurisdictional and procedural requirements that will govern all subsequent rate applications by all regulated electric utilities.

c. **Performance-Based Regulation**

ERC released last January 10, 2005 the DWRG, which was approved last December 20, 2004. Private distribution utilities are given the choice of when to enter, but once in, must stay with the performance-based rates. Last January 14, 2005, the

Parent Company wrote ERC of its intention to join the first entrants into PBR. Under the DWRG, the Parent Company will make a rate filing by August 31, 2006 and after a period of public hearings and regulatory evaluation, will be under PBR by July 2007.

(vi) **Any significant elements of income or loss that did not arise from the registrant's continuing operations;**

As a result of (v)a above, the Parent Company provided for probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004 in its statements of operations.

(vii) **The causes for any material changes from period to period in one or more line items of the registrant's financial statements;**

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

- *Consolidated utility plant and others* at revalued amounts increased from ₱88,577 million to ₱89,438 million or a mere 1.0% due to transition adjustments brought about by PAS 16 "Property, Plant and Equipment". Additions to utility plant and others was ₱87 million only while transfers from construction in progress during the year was ₱5,872 million compared to ₱6,951 million for the year 2004.

- Due to the limited resources, covenant on capital expenditures, and the ongoing customers' refund of the Parent Company, *Construction in progress* decreased by 17.8% from ₱4,623 million in 2004 to ₱3,799 million in 2005. Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities.

- *Investments in associates and joint venture* decreased slightly from ₱1,846 million in 2004 to ₱1,730 million in 2005 due mainly to lower equitized earnings of investee companies, from ₱222 million in 2004 to ₱142 million this year or 36% decline.

- *Investment properties - net* include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. The carrying value of said properties amounting to ₱3,898 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell Land Corp. Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties.

- *Deferred pass-through fuel costs* decreased from ₱13,031 million in 2004 to ₱7,857 million in 2005 due to the settlement agreements signed between First Gas and Gas Sellers which would take effect upon satisfaction of certain conditions among others, securing the Parent Company' consent. Under the terms of the settlement agreements, the total claim of US$231 million was reduced to $148 million effective October 1, 2005. As a result of the settlement agreement, the liability arising from deferred pass through fuel costs has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability.

- *Other noncurrent assets* decreased from ₱13,706 million in 2004 to ₱8,920 million in 2005 or 34.9% decline, mainly due to decreases in Deferred Purchased Power Cost – net of current portion, from ₱6,000 million in 2004 to ₱1,385 million in 2005, and

Deferred Foreign Exchange Loss, from ₱5,993 million in 2004 to ₱3,145 million in 2005.

Current Assets

- *Cash and Cash Equivalents* increased, from ₱4,918 million as of December 31, 2004 to ₱14,081 million in 2005 or 186.3% and is attributable to the decreased amortization of loans brought about by refinancing and the improved collection of receivables, among others. Average collection period for the year 2005 was 22 days.

- *Trade Receivables – Parent Company* also increased, from ₱26,491 million in 2004 to ₱29,010 million in 2005, or 9.5% increase, due primarily to 14.9% increase in revenues brought about by increases in volume sales and purchased power cost. On the other hand, *Trade Receivables – Subsidiaries* decreased by 46.9% due to lower revenues. *Allowance for Doubtful Accounts* declined by 56.6% from ₱1,602 million in 2004 compared to only ₱695 million for the year under review.

	2005	2004	%Change
Trade receivables – Parent Company	₱29,010	₱26,491	9.5
Trade receivables – subsidiaries	1,228	2,312	(46.9)
Others	1,340	1,098	22.0
Allowance for doubtful accounts	(695)	(1,602)	(56.6)
Trade and other receivables – net	**₱30,883**	**₱28,299**	**9.1**

- *Inventories – at net realizable value* as of December 31, 2005 increased from ₱1,074 million in 2004 to ₱1,230 million or 14.5% increase, mainly due to slow down in capital expenditures brought about by cash flow constraints.

- *Land and development costs*, a subsidiary account of Rockwell Land Corp., declined by 46.2%, from ₱645 million in 2004 to ₱347 million this year. Subdivided and unsubdivided land of Rockwell are stated at the lower of cost and net realizable value less allowance for probable losses. Borrowing costs are capitalized while development is in progress.

- Creditable withholding taxes, tax certificates, advance payments to suppliers and others comprises the account "*Other Current Assets*". The 33.1% decrease from ₱1,960 million in 2004 to ₱1,312 million in 2005, is attributable to the application of prepaid income tax and creditable withholding taxes against income tax payable.

Stockholders' Equity

- *Preferred Stock.* The Parent Company adopted PAS 32 "Financial Instruments: Disclosure and Presentation" in 2005 wherein preferred shares were reclassified to debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable.

- *Common Stock* has no major movement in 2005. During the ESOP 12th Offering, 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Employee Stock Ownership Plan (Plan). The grant date is December 31, 2003 and vesting date is February 28, 2007.

- *Unrealized fair value gains on available-for-sale investments* pertain to the unrealized fair value gains on the Company's investments in shares of stocks and country club shares.

- *Appraisal increase in utility plant and others* showed minimal movement from ₱21,142 million in 2004 to ₱21,123 million in 2005 as a result of the adoption of the deemed cost method of valuation in compliance with the new accounting standard on property, plant and equipment.

- Reflecting the Net Loss incurred in 2004 (as restated, attributable to equity holders of the Parent Company) amounting to ₱1,881 million as a result of the transition adjustments in compliance with the adoption of PFRS, the Company's consolidated *Unappropriated retained earnings (deficit)* for the year 2004 was (₱4,499) million compared to P430 million in 2005, or a decrease of 109.6%.

Noncurrent Liabilities

- Interest-bearing loans and other borrowings – net of current portion increased to ₱19,239 million in 2005 from ₱1,395 million in 2004, primarily due to classification of debt in technical default in compliance with PAS I, which is effective in 2005. For the years ended December 31, 2005 and 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005. (See Note 20 of the Notes to Consolidated Financial Statements)

- *Customers' Deposits* (net of current portion) of the Parent Company as of December 31, 2005 was ₱18,173 million, 10.8% higher compared to the December 31, 2004 amount of ₱16,400 million. Increased number of customers attributed to the increment, from 4,209,230 in 2004 to 4,317,064 in 2005.

	2005	2004	% Change
	(in million pesos)		
Meter and bill deposits	₱11,460	₱10,449	9.7
Interests on meter and bill deposits	6,713	5,951	12.8
Total	18,173	16,400	10.8

- Summary of account *"Provisions"* is accounted for as follows:

	2005	2004	
	(in million pesos)		
Provision for probable losses, beginning	9,824	-	100.0
Provisions during the year	5,901	9,824	(39.9)
Provision for various tax assessments & claims	1,272	489	160.1
Total	16,997	10,313	64.8

The Parent Company provided for probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004 and the tax effect thereof amounting ₱2,065 million in 2005 and ₱3,144 million in 2004 and are presented as part of income tax benefit account. Such amount represents management's best estimate of probable loss in the event of a final and executory adverse decision on the unbundling case. As of March 27, 2006, the SC has not ruled on the Parent Company's petition.

- Customers refund- net of current portion represents the balance of the customers refund due more than one year. As of December 31, 2005 this amounted to ₱11,736 million lower than the December 31, 2004 balance of ₱15,142 million due to the full implementation of Phases I – III and transfer of the amounts due within one year to the current portion.

- Deferred income tax liabilities decreased by ₱2,185 million, from ₱6,573 million in 2004 to ₱4,388 million in 2005 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA decision on unbundling tariff increase.

- Liability arising from deferred pass-through fuel costs decreased from ₱13,031 million in 2004 to ₱4,121 million in 2005 or 68.4% decline as a result of the settlement agreement signed on March 22, 2006 between First Gas and the Gas Sellers. Under the terms of the settlement agreements, the total claim of US$231 million was reduced to US$148 million effective October 1, 2005, less a recognized credit on January 31, 2006 amounting to US$13 million.

- Estimated liability for project development – noncurent, a liability account of Rockwell Land Corporation (a subsidiary) amounting to ₱1,515 million, refers to the liability related to the construction of the Manansala and Joya condominium projects.

- Deferred gross profit pertains to the unrealized gain on sale of real estate amounting to ₱179 million which was previously shown as a deduction from "Trade and Other Receivables" account. This was reclassified and shown as a separate item in the consolidated balance sheet as "Deferred Gross Profit" account in the "Noncurrent liabilities" section.

- Other Noncurrent Liabilities amounted to ₱733 million in 2005 compared to ₱1,333 million in 2004 or a decrease of ₱600 million due mainly to the decrease in deferred pass-through fuel costs as a result of the settlement agreements wherein the interest cost recognized by the Parent Company as of December 31, 2005 had been reduced to ₱883 million because of the reduction in the liability.

Current Liabilities

- For the years ended December 31, 2005 and 2004, the Parent Company had no outstanding short-term loans. *Consolidated notes payable* balance amounting to ₱384 million as of 2005 pertains to notes payable of subsidiaries.

- *Trade and other payables* increased from ₱32,684 million in 2004 to ₱39,518 million in 2005, or 20.9% increase. This was due mainly to the increase in trade accounts payable, from ₱15,829 million in 2004 to ₱17,303 million in 2005 because of higher purchased power costs brought about by increased demand and higher purchased power costs per kWh. This amount in 2005 also includes the current portion of the liability arising from deferred pass-through fuel costs.

- *Customers' refund – current* pertains to the ongoing Phase IV. As of December 31, 2005, this amounted to ₱3,787 million compared to ₱5,409 million as of 2004 or a decrease of 30%.

- *Interest bearing loans - current portion* amounted to ₱3,030 million as of December 2005 compared to ₱23,829 million as of 2004, due to the reclassification of 2004 noncurrent portion amounting to ₱19,822 million brought about by a PAS requirement whereby the receipt of waiver of the requirement to maintain an 8% rate of return for 2004 after balance sheet date will require classification of long-term loans as current liabilities.

- *Estimated liability for project development – current portion* amounting to ₱1,218 million as of December 31, 2005 to ₱692 million for the year 2004, refers to the liability related to the construction of the Manansala and Joya condominium projects.

- *Income tax payable* on a consolidated basis, increased from ₱30 million in 2004 to ₱238 million in 2005, or 693.3%. The Parent Company reported a higher taxable income of ₱7,843 million in 2005 compared to ₱3,594 million in 2004 due to higher non-deductible expenses such as provision for probable losses and provision for retirement expense.

(viii) **Any seasonal aspects that had a material effect on the financial condition or results of operations.**
Seasonality

The following table sets forth the Parent Company's quarterly sales in gWh.

	2005	2004	2003	2002
First Quarter	5,588	5,589	5,470	5,007
Second Quarter	6,529	6,437	6,116	5,948
Third Quarter	6,460	6,392	6,157	5,931
Fourth Quarter	6,229	6,242	6,091	5,936
Totals	24,806	24,660	23,834	22,822

The Parent Company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Parent Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Parent Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Parent Company's revenues are earned in the second half of the year.

(b) **Additional Requirements as to Certain Issues or Issuers**

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the ERC based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) **Interim Periods**

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

(B) Information on Independent Accountant and Other Related Matters

The External Auditor

SGV & Co. has been appointed by the stockholders as the external auditor of the Company during the annual stockholders' meeting. The external auditor is normally invited by the Audit Committee in their meetings when issues related to the audit of the Company's financial statements are discussed.

The Engagement Partner of SGV for the Company is Ms. Maria Vivian Cruz-Ruiz. She has been handling the Company as the signing partner for the last four years.

(1) External Audit Fees and Services

(a) Audit and Audit Related Fees

1. The audit of the registrant's annual financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements for the last two fiscal years.

	2005	2004
Regular financial audit	₱6.82M	₱6.91M
Retainer	0.60M	0.66M

2. Other assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the registrant's financial statements. The registrant shall describe the nature of the services comprising the fees disclosed under this category;

i. SGV was contracted to conduct series of briefings and orientation on the International Accounting Standards that are to be implemented in 2005. This engagement includes providing appropriate assistance in the determination and interpretation of various IAS and its impact on the financial statements of the Company.

Fees paid: ₱3.50M in 2005
None in 2004

ii. SGV was also contracted to conduct an independent validation and audit of the customers' deposit database and the related interest accrual. This was undertaken to best prepare for the implementation of Magna Carta on residential customers.

Fees paid: ₱1.2M in 2005
None in 2004

(b) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the external auditor for tax accounting, compliance, advice, planning and any other form of tax services.

SGV rendered advisory services relative to the filing of amended quarterly income tax returns and undertook VAT compliance review.

Fees paid: ₱0.55M in 2005
None in 2004

(c) All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the external auditor, other than the services reported under items (a) & (b) above.

None

(d) The Audit Committee's approval policies and procedures for the above services.

The Audit Committee recommends to the Board the appointment of the external auditor for purposes of certifying the annual audited financial statements. Management is given the free hand to contract the services of an independent accountant for audit-related services. Disclosure to the Audit Committee is required for contracting the appointed external auditor for non-audit services.

(2) Describe disagreements, if there were any, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement (s) in connection with this report.

None

(3) If there were any disagreements as described in subparagraph (2), the registrant shall request the former accountant to furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant and, if not, stating the respects in which it does not agree. The registrant shall file the former accountant's letter as an exhibit to the report or registration statement containing this disclosure.

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of December 31, 2005
(With comparative figures for December 31, 2004)
(In Million Pesos, except Ratio)

	2005	2004
Preferred stock	0	2,295
Common stock	9,985	9,989
Capital in excess of par value	2,918	2,918
Deposits on subscriptions to preferred stock	0	87
Employee share-based payment plan	56	29
TOTAL PAID-IN CAPITAL (a)	12,959	15,318
UNAPPROPRIATED RETAINED EARNINGS (b)	430	(4,499)
R A T I O (b / a)	3.3%	(29.4%)

Note: Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."



MANILA ELECTRIC COMPANY
SCHEDULE OF TAXES AND LICENSES
CALENDAR YEAR ENDED DECEMBER 31, 2005
(In Pesos)

Kind of Tax	Official Receipt No	Date Paid		Amount
Percentage taxes	Various	Various	P	3,524,680
Real property taxes	Various	Various		87,255,712
Permits and licenses	Various	Various		515,081
Documentary stamp taxes	Various	Various		1,485,944
Fringe benefit taxes	Various	Various		10,815,019
Residence(Community) tax - basic and additional	00039976	01/04/2005		10,500
Other business taxes	Various	Various		300,687
TOTAL			P	103,907,623

sec-annual2005"/mydocs/taxes

ITEM 7 - FINANCIAL STATEMENTS [SRC Rule 68]

Consolidated Audited Financial Statements

1. Utility Plant and Others (See Note 9 of Notes to Consolidated Fin. Statements)

2. Schedule of Accounts Payable and Other Liabilities (in million pesos)

	2005	2004
Meralco		
a National Power Corporation (Napocor)	6,016	6,222
b Transmission Company	2,034	2,012
c Duracom Mobile Power Corporation	56	404
d Quezon Power Philippines Ltd	1,787	1,677
e First Gas Power - Sta. Rita	3,437	2,632
f First Gas Power - San Lorenzo	1,869	1,329
g Foreign and local purchases	1,042	735
h Energy imbalance	374	374
I Others	172	387
TOTAL - Parent Co.	16,787	15,772
Rockwell Land Corporation	150	0
Corporate Information Solutions, Inc.	156	57
Meralco Industrial Eng'ng. Services Corp.	183	0
Meralco Energy, Inc.	10	0
E-Meralco Ventures	14	
Meralco Financial Services Corporation	3	
Current portion of liability arising from deferred pass-through fuel costs	3,736	0
Accrued interest on liability arising from Deferred pass-through fuel costs	883	0
Accrued interest on preferred stock	629	0
Output VAT	486	0
Payable to customers	1,085	1,085
Current portion of meter & service deposits	502	521
Accrued taxes	842	827
Accrued interest on loans	128	211
Current portion of interest on meter and service deposits	326	275
Customer deposits	214	165
Advance payment received from pole rentals	167	250
Accrued pension	9,515	8,636
Deposits from pre-selling of condominium units	0	762
Accrued expenses and other payables	3,702	4,123
GRAND TOTAL	39,518	32,684

Notes: a. Liability to NPC represents unpaid power purchases from NPC and rental of NPC equipments in the Balintawak substation.

b & c. Foreign and local purchases represent amounts due to suppliers of poles, cables, wires, transformers & such other requirements of the different substations.

d. Others mainly represents miscellaneous payables such as water bill (MWSS), telephone charges (PLDT) and security services, etc.

3. **Breakdown of Consolidated Interest and Other Financial Expenses**
(State separately: Interest on bonds, mortgages and other similar long-term debt; amortization of debt discount, expense or premium and other interest.)

	2005	2004
Meralco		
Interest on long-term debt	2,245	1,995
Interest on deferred fuel cost true up	394	364
Interest on short-term loans	0	301
Interest expense on customers' deposits	942	958
Amortization of debt expense	427	147
TOTAL - Parent. Co.	4,008	3,765
Meralco Industrial Eng'ng. Services Corp.		
Interest expense on loans	50	58
Others	5	2
Rockwell Land Corporation		
Interest expense on loans	421	237
Corporate Information Solutions, Inc.		
Interest on long-term debt	3	6
Other expenses	17	66
GRAND TOTAL	4,504	4,134

The consolidated financial statements and supplementary schedules, Exhibit 1, are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

The accounting firm of Sycip Gorres Velayo & Co. (SGV) has been the Company's Independent Public Accountants since 1986. There was no event in the past seventeen (17) years where SGV and the Company had any disagreement with regard to any matter relating to accounting principles or practices, financial statement disclosures or auditing scope or procedure.

PART III – CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers

(1) Identity of Directors, Executive Officers and Significant Employees

As of January 31, 2006, the names of the incumbent Directors and Executive Officers of the Company and their respective periods of service, ages, current positions held and business experience during the past five years are as follows:

MANUEL M. LOPEZ: 63, Filipino, Director / Chairman and CEO (July 1, 2001 to present)
Chairman of Rockwell Land Corporation; Director of First Philippine Holdings Corporation, Benpres Holdings Corporation and First Private Power Corporation.
Chairman of Philippine Commercial Capital Incorporated March 1986-January 2006); Director of ABS-CBN Broadcasting Corporation (until June 2005).

FELIPE B. ALFONSO: 69, Filipino, Director / Vice Chairman (July 1, 2001 to present)
Vice Chairman of the AIM Board of Trustees; Executive Director of the Ramon V. del Rosario, Sr. AIM Center for Corporate Social Responsibility; William Soeryadjaya Professor in Business Management; Core Faculty of the Center for Development Management; Chairman of the Board and President of e-Meralco Ventures, Inc.; Chairman of the Board of Corporate Information Solutions, Inc. and STI Education Services Group; Director of Bacnotan Consolidated Industries, Inc., Bauang Private Power Corporation, Benpres Holdings Limited, First Private Power Corporation, INAEC Development Corporation, Jollibee Foods Corporation, Meralco Energy, Inc., Meralco Financial Services, Inc., Meralco Industrial Engineering Services Corporation, PHINMA, Inc. and Wockhardt Limited of India.
Vice Chairman of First Metro Investment Corporation (1999-2003); Director of Metrobank (2003-2004).

JESUS P. FRANCISCO: 62, Filipino, Director / President and COO (July 1, 2001 to present)
Chairman of Meralco Industrial Engineering Services Corporation, Meralco Energy, Inc. and UP Engineering R & D Foundation, Inc; President of Meralco Millennium Foundation, Inc.; Vice Chairman of General Electric Philippines Meter and Instrument Co., Inc., Director of First Private Power Corporation, Rockwell Land Corporation, Philippine Commercial Capital, Inc. and MMLDC Foundation, Inc., Trustee of Haribon Foundation.
President of Meralco Industrial Engineering Services Corporation (November 21, 2001-January 25, 2006); Vice Chairman of e-Meralco Ventures, Inc. (June 22, 2000-August 30, 2005); Vice Chairman of Corporate Information Solutions, Inc.(November 3, 2005-December 12, 2005); Director of Corporate Information Solutions, Inc. (January 29, 1987-November 2, 2004).

ARTHUR R. DEFENSOR, JR.: 36, Filipino, Director (March 27, 2006 to present)
Chairman of Sand Castle Holdings, Inc.; Director of SEDA Holdings, Inc.; Consultant of the Congressional Commission on Overseas Absentee Voting; Founding Partner of the Averilla Salazar Defensor & Enrile Law Offices.
Associate of the Angara Abello Concepcion Regala & Cruz Law Offices (1991-2001); Consultant, Office of the Undersecretary for Environment, Natural Resources, Legal and Legislative Affairs of the Department of Environment and Natural Resources (July 2001-July 2002), and Department of Agrarian Reform July-September 2001).

GREGORY L. DOMINGO: 51, Filipino, Director (April 25, 2005 to present)
Director of SM Investments Corporation, Outsource2 Philippines, Inc., PASUDECO and All Asian Countertrade, Inc.; Trustee of European IT Service Center Foundation.
Undersecretary for the Industry and Investments Group of the Department of Trade and Industry; Vice Chairman and Managing Head of the Board of Investments (May 2001-April 2004).

OCTAVIO VICTOR R. ESPIRITU: 62, Filipino, Director (April 25, 2005 to present)
Chairman of Delphi Group, Inc; Director of Bank of the Philippine Islands, SM Development Corporation, International Container Terminal Services, Inc. and Netvoice and Multimedia Telephony, Inc.; Trustee of Philippine Center for Population and Development, Inc., and Ma. Montessori Foundation, Inc.
President & Chief Executive Officer of Far East Bank & Trust Company (1984-2000).

CHRISTIAN S. MONSOD: 69, Filipino, Director (December 21, 1998 to present)
Senior Consultant of Manila Electric Company, Consultant of Banco Filipino; Chairman of Philippine Agrarian Reform for National Development (PARFUND); President of Daguma Agro-Minerals, Inc.; Trustee of Miriam College, and of Ramon Magsaysay Award Foundation; Chairman, Screening Committee, Gawad Haydee Yorac Award.
Senior Consultant of the Lopez Group (1995-2002); President of First Philippine Conservation, Inc. (1995-2002)

WASHINGTON Z. SYCIP: 84, American, Director (August 26, 1996 to present)
Founder of the SGV Group; Chairman of the Board of Trustee and Board of Governors of Asian Institute of Management, Philippines; Honorary Chairman of Euro-Asia Centre, INSEAD (Fontainebleau, France); Member of the Harvard University Asia Center Advisory Committee, Member of the Board of Overseers of Columbia University Graduate School of Business (New York); Honorary Life Trustee of The Asia Society (New York).
International Advisory Board Member of the American International Group & Council on Foreign Relations, New York; Vice Chairman of the Board of Trustees of The Conference Board, New York. (2000-2004); Chairman of Asia Pacific Advisory Committee, New York Stock Exchange (1997-2004).

MARGARITO B. TEVES:* 62, Filipino, Director (September 25, 2000 to July 15, 2005)
Secretary of the Department of Finance; Governor for the Philippines of the World Bank Group, Asian Development Bank, and International Fund for Agricultural Development; Alternate Governor for the Philippines of the International Monetary Fund; Chairman of the Land Bank of the Philippines, Philippine Deposit Insurance Corporation, Trade & Investment Development Corporation of the Philippines, Home Guaranty Corporation, National Power Corporation, Power Sector Assets and Liabilities Management Corporation, National Transmission Corporation, NEDA-ICC Committee, and Privatization Council; Co-Chairman of the Capital Market Development Council.

*Resigned as of July 15, 2005

President & CEO of the Land Bank of the Philippines (Sept. 2000-July 2005); Chairman of LBP Insurance Brokerage, Inc., LBP Leasing Corporation, LBP Countryside Development Foundation, LBP Realty Development Corporation, Masaganang Sakahan, Inc., LBP Financial Services SpA, Management Committee of National Livelihood Support Fund, People's Credit and Finance Corporation, Philippine Crop Insurance Corporation; Chairman and President of LBP Remittance Co. USA (Sept. 2000-July 2005); President of Lifetime Plans, Inc. (aug. 16, 2004-May 17, 2005); President of APRACA-CENTRAB (Sept. 2000-July 2005); Board of Member of Great Pacific Life Assurance Corporation, and PhilEquity Fund, Inc.; Council Member of national Food Authority, Food Terminal, Inc. (Sept. 2000-July 2005).

EMILIO A. VICENS: 38, Spanish, Director, (April 14, 2003 to present)
Managing Director of Union Fenosa Internacional for the South-East Asian Region; President and Chairman of the European Chamber of Commerce of the Philippines.
Director of Enron Global Markets (2000-2001); Vice President of the European Chamber of Commerce; Director and Manager of Enron International (1996-2000); Associate of Enron Capital & Trade Resources (1996-2000)

CESAR E. A VIRATA: 75, Filipino, Director (May 28, 2002 to present)
Director and Corporate Vice Chairman of Rizal Commercial Banking Corporation; Chairman and Director of RCBC Realty Corporation, RCBC Forex Brokers Corporation; Pacific Fund, Inc., Coastal Road Corporation and LGU Guarantee Corporation; Vice Chairman and Director of Luisita Industrial Park Corporation and Bankard, Inc.; Chairman and President of C. Virata and Associates, Inc. Management Consultants; Director of RCBC Savings Bank, Inc., RCBC Capital Corporation, Malayan Insurance Company, Inc., Nippon Life Company of the Philippines, Inc., Business World Publishing Corporation, Belle Corporation, YGC Corporate Services, Inc., AY Foundation, Inc., Philippine Depository & Trust Corporation, Cavite Historical Society, De la Salle Cultural Heritage Foundation, Inc. and Cavite Council for Economic Development; President and Director of RCBC Land, Inc; President of Bankers Association of the Philippines; Trustee of Mapua Institute of Technology.

FRANCISCO L. VIRAY: 57, Filipino, Director (August 23, 2004 to present)
President of Trans-Asia Power Generation Corporation, Trans-Asia Renewable Energy Corporation; Executive Vice President of Trans-Asia Oil and Energy Development Corporation.
Director of Holcim (April 19, 2001-April 16, 2003); Senior Executive Vice President of Holcim (January 2001-October 2002); Director of Petron Corporation (July 2001-November 2004).

DANIEL D. TAGAZA: 65, Filipino, Executive Vice President, Chief Financial Officer & Comptroller
Trustee & Comptroller of MMLDC Foundation, Inc.; Director of Philippine Commercial Capital, Inc., Mutual Fund Company of the Philippines and PCCI Insurance Brokerage, Inc.; Director and Treasurer of Meralco Energy, Inc.
Director & Treasurer of Corporate Information Solutions, Inc. (May 1998-August 2005), and Meralco Industrial Engineering Services Corporation (November 1998- August 2005); Director of General Electric Philippines Meter & Instrument Company, Inc., (October 1997- August 2005).

RICARDO V. BUENCAMINO: 61,Filipino, Senior Vice President & Head, Networks
Director of Corporate Information Solutions, Inc., Clark Electric Distribution Corporation, General Electric Philippines Meter and Instrument Co., Inc., Landbees Corporation, Meralco Energy, Inc., Meralco Industrial Engineering Services Corporation, MIESCOR USA, Inc., Meralco-AFME (Association of Former Meralco Employees), CEPSI Philippines, Inc., and Asian Center for Energy Management.
Director of e-Meralco Ventures, Inc. (June-Sept. 2000).

ROBERTO R. ALMAZORA: 45, First Vice President &
Head, Customer Retail Services

Director of Meralco Industrial Engineering Services Corporation, Meralco Energy, Inc., Soluziona Philippines, Inc., CEPSI Philippines, Inc., and General Electric Philippines Meter and Instrument Co., Inc. Director of e-Meralco Ventures, Inc. (2000-2005); Trustee of Meralco Millennium Foundation, Inc. (2002-2005).

RAFAEL L. ANDRADA: 46, Filipino, First Vice President & Treasurer

Director of Rockwell Land Corporation, Rockwell Club Corporation, First Private Power Corporation, Bauang Private Power Corporation and Meralco Industrial Engineering Services Corporation.
Director of e-Meralco Ventures, Inc. (June 22, 2000-Oct. 25, 2005), Soluziona Philippines, Inc. (Sept. 5, 2001-Sept. 1, 2005), Meralco Financial Services Corporation (2002-2004), BayanTrade (2001-2003), and Corporate Information Solutions, Inc (2000-2001); Trustee of Meralco Millennium Foundation, Inc. (May 8, 2002-Sept. 1, 2005).

LEONISA C. DE LA LLANA: 52, Filipino, First Vice President and
Head, Human Resources & Corporate Services

Corplan Process Administrator; Director and Vice President of MMLDC Foundation, Inc., Director of CEPSI Philippines, Inc.; Trustee & Vice President of Meralco Millennium Foundation, Inc.
Director of Soluziona Philippines, Inc. (Sept. 26, 1995- Aug. 31, 2005), Asian Center for Energy Management (Nov. 21, 2001-Aug. 31, 2005), and Meralco Industrial Engineering Services Corporation (Nov. 24, 2003-Aug. 31, 2005).

JAIME R. CAMACHO: 57, Filipino, Vice President & Chief Information Officer

Director of e-Meralco Ventures, Inc. and Corporate Information Solutions, Inc.

ELPI O. CUNA, JR.: 68, Filipino, Vice President & Director, of Corporate Communication

Director of International Association of Business Communicators (Philippines), Corporate Information Solutions, Inc. and Philippine National Red Cross (Rizal Chapter); Member, Board of Governor of Manila Overseas Press Club.
Former President / Board of Advisers, Public Relations Society of the Philippines.

HELEN T. DE GUZMAN: 48, Filipino, Vice President, Corporate Auditor &
Compliance Officer for Corporate Governance

Director & President of the Institute of Internal Auditors (Philippines)
Director & Vice President for for Internal Affairs of the Institute of Internal Auditors- Philippines (2005); Director & Treasurer of the Institute of Internal Auditors-Philippines (2004); Chairman, Audit Committee of the Institute of Internal Auditors-Philippines (2003).

IVANNA G. DELA PEÑA: 51, Filipino, Vice President & Head, Utility Economics and of
Regulatory Relations & Policy Advocacy

Director of Clark Electric Development Corporation; Director and Treasurer of Share an Opportunity (NGO).

ROSARIO Q. PARAGAS: 58, Filipino, Vice President & Head,
Customer Process & Services

Director of Meralco Financial Services Corporation

GIL S. SAN DIEGO: 58, Filipino, Vice President, Assistant Corporate Secretary & Head, Legal

Director of Meralco Energy, Inc.

Director of Corporate Information Solutions, Inc. (2002-2005); Director & Corporate Secretary of Soluziona Philippines, Inc. (2004-2005), and Meralco Financial Services Corporation (2002-2005); Trustee of Meralco Millennium Foundation, Inc. (2002-2005); Trustee & Corporate Secretary of MMLDC Foundation, Inc. (2002-2005); Director & Corporate Secretary for Asian Center for Energy Management Corporation (2002-2005), and e-Meralco Ventures, Inc. (2000-2002).

LUCITO L. SANTOS: 58, Filipino, Vice President & Head, Corporate Logistics

Director of MIESCOR USA, Inc., Landbees Corporation and Bayantrade.

Director of Meralco Industrial Engineering Services Corporation (2005).

ANTONIO R. VALERA: 52, Filipino, Vice President, Assistant Comptroller & Head, Financial Planning and Control

Director of Meralco Savings and Loan Association, Inc., Miescor Builders, Inc., e-Meralco Ventures, Inc.

Director of Corporate Information Solutions, Inc. (Sept. 2001 – Dec. 2005)

MANOLO C. FERNANDO: 50, Filipino, Senior Assistant Vice President, Assistant Treasurer & Head, Treasury Operations

Director of Meralco Financial Services, Inc.; Agent of Meralco Pension Fund

President and Director of Meralco Employees Savings & Loans Association (2002-2004); Treasurer and Director of Meralco Employees Savings & Loan Association, Inc. (2001).

ALFONSO Y. LACAP: 48, Filipino, Assistant Vice President, Assistant Corporate Secretary & Head, General Legal

Corporate Secretary of Miescor Builders, Inc.

Corporate Secretary of Meralco Industrial Engineering Services Corporation (2005); Legal Consultant of Meralco Savings and Loan Association, Inc. (2005).

ANTHONY V. ROSETE: 49, Filipino, Assistant Vice President, Assistant Corporate Secretary & Head, Office of the Assistant Corporate Secretary and Corporate Legal

Corporate Secretary of e-Meralco Ventures, Inc.

Director and Corporate Secretary of e-Meralco Ventures, Inc. (June 25, 2002- Oct. 25, 2005).

CAMILO D. QUIASON: 80, Filipino, Corporate Secretary

Director of First Philippine Infrastructure Development Corporation; Trustee of Eugenio Lopez Foundation, Inc.

General Counsel of Meralco (2002-2005); Director of Manila North Tollways Corporation, Maynilad Water Services, Inc. and Meralco Financial Services Corporation (2002-2004).

The Directors are elected at the annual meeting of stockholders to hold office until the next succeeding annual meeting and until their successors shall have been elected and qualified.

Significant Employees

There are no persons other than the Directors and Executive Officers expected by the registrant to make significant contributions to the Company.

Family Relationships

None of the Directors or Executive Officers of the Company are relatives.

Involvement in Certain Legal Proceedings

The registrant is not aware of any legal proceedings during the past five (5) years of the nature required to be disclosed under Part IV of Annex "C" of the Securities Regulation Code with Respect to Directors and Executive Officers.

Item 10. Executive Compensation

Summary of Compensation

The aggregate annual compensation of the Company's Directors and Officers for the last two (2) fiscal years are as follows:

NAME	YEAR	SALARY (in Pesos)	Variable Pay***** (in Pesos)	TOTAL (in Pesos)
Chief Executive Officer and Senior Executive Officers*	2006***	62,132,791.80	9,647,997.80	71,780,789.60
	2005	62,132,791.80	9,647,997.80	71,780,789.60
	2004	57,639,719.44	22,842,515.00	80,482,234.44
All Officers and Directors as a group unnamed**	2006***	95,859,424.11	14,121,212.44	109,980,636.55
	2005	95,859,424.11	14,121,212.44	109,980,636.55
	2004****	83,058,238.03	31,569,648.00	114,627,886.03

* For years 2005 and 2006, the Senior Executive Officers are composed of the Chairman & Chief Executive Officer, Manuel M. Lopez; President & Chief Operating Officer, Jesus P. Francisco and the heads of the seven (7) major functional groups of the Company under a restructured organization, namely: Daniel D. Tagaza, Executive Vice President, Chief Financial Officer and Comptroller; Ricardo V> Buencamino, Senior Vice President & Head Networks; Roberto R. Almazora, First Vice President & Head of Customer Retail Services; Leonisa C. de la Llana, First Vice President & Head of Human Resources and Corporate Services; Jaime R. Camacho, Vice President & Chief Information Officer; Gil S. San Diego, Vice President, Assistant Corporate Secretary & Head of Legal; Lucito L. Santos, Vice President & Head of Coporate Logistics.

** Inclusion of additional names/officers due to the requirements of the Company's new organization based on the new regulatory changes. Names/officers also include those occupying the top 5 positions in the Company.

*** For year 2006, no significant change is anticipated in the compensation of Directors and Officers.

**** As adjusted

***** One-time performance-based reward for the achievement of annual targets.

As provided in the Company's Amended By-Laws, the Directors, as such, shall not receive any stated salary for their services, but by resolution of the stockholders, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular, special or committee meetings of the

Directors; but nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor.

The Company has no standard arrangement regarding the remuneration of its existing directors and officers aside from the compensation received as herein stated.

The registrant has not granted any warrant or options to any of its Directors or Executive Officers.

Item 11. Security Ownership of Certain Record Owner and Management

(1) Security Ownership of Certain Record and Beneficial Owners

Following is the security ownership as of February 28, 2006 of certain record and beneficial owner of more than 5% of any class of the Company's voting securities:

Class	Name, Address of Record Owner and Relationship with Issuer	Name of Beneficial Owner and Relationship with Record Owner	Citizenship	Number of Shares Held	Percent
Common	PCD Nominee Corp. 37/F, Tower One Enterprise Center, 6766 Ayala Avenue corner Paseo de Roxas, Makati City No relationship with Issuer	The Hongkong and Shanghai Banking Corp. Ltd. PCD participant Government Service Insurance System PCD Participant Land Bank of the Philippines PCD Participant	Filipino & Foreign	398,231,961	39.54%
Common	First Philippine Union Fenosa, Inc. 4/F, Benpres Bldg. Exchange Road corner Meralco Avenue, Pasig City No relationship with Issuer	Same as the record owner	Filipino	230,084,791	22.85%
Common	Meralco Pension Fund Lopez Bldg., Meralco Center, Pasig City Trust Fund for Meralco Retirement Plan	Same as the record owner	Filipino	88,548,036	8.79%

PCD Nominee Corporation is a wholly-owned subsidiary of Philippine Depository and Trust Corporation (PDTC) and is the registered owner of the shares in the books of the Company's transfer agent. The participants of PCD are the beneficial owners of and have been nominated as proxy to vote such shares. PCD holds the shares in their behalf or in behalf of their clients.

First Philippine Union Fenosa, Inc. (FPUF) is a joint venture company between First Philippine Holdings Corporation (FPHC) and Union Fenosa Inversiones, S.A. of Spain. It is owned sixty percent (60%) by FPHC and forty percent (40%) by Union Fenosa. Union Fenosa is a fully-owned subsidiary of Union Electrica Fenosa which is engaged in the business of power generation and distribution. On 23 December 1999, Union Fenosa Inversiones, S.A. transferred its interest in FPUF to Union Fenosa Desarollo Y Accion Exterior, S.A. The Chairman, or in his absence, the President of FPUF is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of FPUF in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to FPUF and to do such acts and deeds as may be required arising out of or in connection with this authority.

The Hongkong and Shanghai Banking Corp., Ltd. is a participant of PCD with more than 5% of the Company's outstanding capital stock (part of the 39.54% of the PCD Nominee Corporation ownership). The authorized signatories of The Hongkong and Shanghai Banking Corp. Ltd. who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. The Hongkong and Shanghai Banking Corp. Ltd. nominated, constituted and appointed the Chairman of the meeting to represent and vote the shares registered in their name in the Annual Stockholders' Meeting held on June 28, 2005.

The Government Service Insurance System is a participant of PCD with more than 5% of the Company's outstanding capital stock (part of the 39.54% of the PCD Nominee Corporation ownership). The authorized signatories of the Government Service Insurance System who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. In the Annual Stockholders' Meeting held on June 28, 2005, the shares registered in the name of Government Service Insurance System was represented by Mr. Jose Fernando Victor M. Galte.

The Land Bank of the Philippines is a participant of PCD with more than 5% of the Company's outstanding capital stock (part of the 39.54% of the PCD Nominee Corporation ownership). The authorized signatories of Land Bank of the Philippines who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. In the Annual Stockholders' Meeting held on June 28, 2005, the shares registered in the name of Land Bank of the Philippines was represented by Mr. Jaime B. Rebultan.

The Meralco Pension Fund was established in 1968 by the Compnay to provide employee retirement benefits to Meralco employees' retirement plan. The Chairman of the Board of Trustees of Meralco Pension Fund is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares held by the pension fund during the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the pension fund and to do such acts and deeds as may be required arising out of or in connection with this authority.

(2) Security Ownership of Management

As of February 28, 2006, following are the securities beneficially owned by directors and executive officers of the Company:

Title of Class	Name of Beneficial Owner	Amount and nature of Beneficial Ownership	Citizenship	Percent of Outstanding
Common	Manuel M. Lopez	1,654,819 (D)	Filipino	0.16%
Common	Felipe B. Alfonso	1 (D)	Filipino	0.00%
Common	Jesus P. Francisco	217,995 (D)	Filipino	0.02%
Common	Arthur R. Defensor, Jr.	1 (D)*	Filipino	0.00%
Common	Gregory L. Domingo	1 (D)	Filipino	0.00%
Common	Octavio Victor R. Espiritu	609 (D)	Filipino	0.00%
Common	Christian S. Monsod	21,601 (D)	Filipino	0.00%
Common	Washington Z. Sycip	1 (D)	American	0.00%
Common	Emilio A. Vicens	1 (D)	Spanish	0.00%
Common	Cesar E. A. Virata	1 (D)	Filipino	0.00%
Common	Francisco L. Viray	1 (D)	Filipino	0.00%
Common	Daniel D. Tagaza	75,421 (D)	Filipino	0.01%
Common	Ricardo V. Buencamino	23,678 (D)	Filipino	0.00%
Common	Roberto R. Almazora	36,586 (D)	Filipino	0.00%
Common	Rafael L. Andrada	35,590 (D)	Filipino	0.00%
Common	Leonisa C. De La Llana	34,255 (D)	Filipino	0.00%
Common	Jaime R. Camacho	24,908 (D)	Filipino	0.00%
Common	Elpi O. Cuna, Jr.	62,583 (D)	Filipino	0.01%
Common	Helen T. De Guzman	18,190 (D)	Filipino	0.00%
Common	Ivanna G. Dela Peña	11,166 (D)	Filipino	0.00%
Common	Rosario Q. Paragas	26,631 (D)	Filipino	0.00%
Common	Gil S. San Diego	14,391 (D)	Filipino	0.00%
Common	Lucito L. Santos	25,672 (D)	Filipino	0.00%
Common	Antonio R. Valera	13,291 (D)	Filipino	0.00%
Common	Manolo C. Fernando	9,270 (D)	Filipino	0.00%
Common	Alfonso Y. Lacap	9,344 (D)	Filipino	0.00%
Common	Anthony V. Rosete	12,129 (D)	Filipino	0.00%
Common	Camilo D. Quiason	88,453 (D)	Filipino	0.01%

*owned as of March 27, 2006

The aggregate number of shares owned of record by the Chief Executive Officer, Executive Officers and Directors as of February 28, 2006 is 2,416,589 shares or 0.24% of the Company's total issued and outstanding shares.

The above executive officers are covered by regular contract of employment and as such covered by the Employees Retirement Program.

Voting Trust Holders

The Company is not aware of any person holding more than 5% of common shares under a voting trust or similar agreement.

Changes in Control

No change in control in the Company has occurred since the beginning of the last fiscal year.

Item 12. Certain Relationship and Related Transactions

During the last two (2) years, the registrant was not party to any transaction in which any of its Directors or Executive Officers, any nominee for election as Director or any security holder owning more than 10% of any class of the Company's issued and outstanding shares and/or his immediate family had a material interest thereon.

PART IV – EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports

[a] The following exhibit is filed as a separate section of this report:

Exhibit "A" - Consolidated Financial Statements and Supplementary Schedules

[b] Report on SEC Form 17-C [June 2005 to December 2005]

June 1, 2005

- Order of the Energy Regulatory Commission in ERC Case No. 2003-480 RE: IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY.

- Press Release: MERALCO FILES FOR 14.76 CENTAVOS RATE ADJUSTMENT.

June 28, 2005

- Appointment of Sycip, Gorres, Velayo & Co. (SGV) as the registrant's independent auditors.
- Election of Registrant's Directors
- Press Release: MERALCO REPORTS ITS FINANCIAL PERFORMANCE

July 22, 2005

- Resignation of independent director Margarito B. Teves in view of his appointment as Secretary of Finance.

July 25, 2005

- Election of Registrant's Officers.
- Designation of Officers in the Executive Committee, Nomination and Governance Committee, Audit and Compliance Committee, Compensation and Retirement Committee, Finance Committee.

July 26, 2005

- Invitation (Presentation and Teleconference Presentation of the MERALCO 2nd QUARTER OPERATING RESULTS.
- Letter to MS. Justina F. Callangan, Corporate Finance Department, SEC RE: Manila Electric Company (Parent Company only) 2nd Quarter Results.

July 27, 2005

- Press Release: MERALCO already taking steps for implementing Phase IV-A of Refund.

July 28, 2005
- Presentation of 2nd Quarter Operating Results on August 1, 2005

August 8, 2005
- Court of Appeals decision promulgated on July 21, 2005 in "CITY OF MAKATI, represented by Mayor JEJOMAR C. BINAY, ET. AL. vs. MANILA ELECTRIC COMPANY" (CA-GR SP No..80769).

August 12, 2005 (PSE)
- Reply to PSE's clarification on the news article entitled "Supreme Court rejects Meralco's plea" published in the August 12 issue of the Philippine Daily Inquirer.

September 12, 2005
- Press Release: "MERALCO RATES DOWN BY AS MUCH AS 23 CENTAVOS PER KWH N SEPTEMBER".

October 6, 2005
- Press Release: MERALCO RECEIVED RMO (Revenue Memorandum Order) FROM BIR, says it is ready to process and implement Phase IV of refund.

October 19, 2005
- Press Release: MERALCO EXPLAINS LIFTING OF TRO ON VAT

October 26, 2005
- Letter to Ms. Justina F. Callangan; Corporation Finance Department RE: Manila Electric Company (Parent Company only) 3rd quarter results.

December 16, 2005
- Report on the attendance of Meralco Directors in Board meetings for the period covering January to December 2005.

December 20, 2005 (PSE)
- PSE clarification on the news article entitled "Firms go after Meralco" published in the Dec. 20 issue of the Philippine Daily Inquirer .

December 21, 2005
- Certification on attendance of members of Board of Directors for year 2005.

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Pasig on this _____ day of March 2006.

By:

MANUEL M. LOPEZ
Principal Executive Officer

JESUS P. FRANCISCO
Principal Operating Officer

DANIEL D. TAGAZA
Principal Finance Officer and Comptroller

ROSELITA G. ORLINO
Principal Accounting Officer

CAMILO D. QUIASON
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 31 MAR 2006 day of March 2006, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Community Tax Cert. No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	08132058	01/12/06	Pasig City
JESUS P. FRANCISCO	08123218	01/09/06	Pasig City
DANIEL D. TAGAZA	15651512	01/06/06	Quezon City
ROSELITA G. ORLINO	08116187	01/05/06	Pasig City
CAMILO D. QUIASON	01813025	01/12/06	Pasig City

Doc. No. _______
Page No. _______
Book No. _______
Series of 2006.

MELISSA C. QUETUA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2006
PTR NO. 2638976
ISSUED ON 1-15-05 AT PASIG CITY



MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Manila Electric Company is responsible for all information and representations contained in the financial statements for the years ended December 31, 2005 and 2004. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo & Co., CPAs, the independent auditors appointed by the stockholders, has examined the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

MANUEL M. LOPEZ
Chairman of the Board
and Chief Executive Officer

DANIEL D. TAGAZA
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this 31 March 2006, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Tax Certificate No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	08132058	01/12/06	Pasig City
DANIEL D. TAGAZA	15651512	01/06/06	Quezon City

Doc. No. 47
Page No. 99
Book No. I
Series of 2006.

MELISSA C. QUETUA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2006
PTR NO. 2638976
ISSUED ON 1-15-05 AT PASIG CITY

COVER SHEET

EXHIBIT A

PW-102

SEC Registration Number

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

(Company's Full Name)

Lopez Building, Ortigas Avenue, Pasig City

(Business Address: No. Street City/Town/Province)

Mr. Daniel D. Tagaza

(Contact Person)

16220

(Company Telephone Number)

12 31

Month Day

(Fiscal Year)

AACFS

(Form Type)

Month Day

(Annual Meeting)

(Secondary License Type, If Applicable)

SEC

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

US SEC
File No. 82-3237

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manila Electric Company and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Without qualifying our opinion, we draw attention to Note 33b (1) and Note 33b (2) to the consolidated financial statements. As discussed in Note 33b (1) and Note 33b (2), the Parent Company has pending realty tax assessments and local franchise tax cases. The final outcome of these matters cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements. To address these possible liabilities, the Parent Company filed an application with the Energy Regulatory Commission for a recovery mechanism which is still pending approval.

SYCIP GORRES VELAYO & CO.

Maria Vivian C. Ruiz
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 4180823, January 2, 2006, Makati City

March 27, 2006


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



MANILA ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
ASSETS		
Noncurrent Assets		
Utility plant and others - net (Notes 9, 10 and 20)	₱89,438	₱88,577
Construction in progress (Note 10)	3,799	4,623
Investments in associates and joint venture (Note 11)	1,730	1,846
Investment properties - net (Notes 12 and 20)	4,739	4,683
Deferred pass-through fuel costs (Notes 13 and 26)	7,857	13,031
Other noncurrent assets (Notes 13, 15, 31 and 34)	8,920	13,706
Total Noncurrent Assets	116,483	126,466
Current Assets		
Cash and cash equivalents (Notes 14 and 31)	14,081	4,918
Trade and other receivables - net (Notes 13, 15, 20, 26 and 31)	30,883	28,299
Inventories - at net realizable value (Note 16)	1,230	1,074
Land and development costs (Note 8)	347	645
Other current assets (Notes 17 and 32)	1,312	1,960
Total Current Assets	47,853	36,896
TOTAL ASSETS	₱164,336	₱163,362
STOCKHOLDERS' EQUITY AND LIABILITIES		
Equity Attributable to Equity Holders of the Parent		
Preferred stock (Notes 4 and 20)	₱–	₱2,295
Common stock (Note 18)	9,985	9,989
Capital in excess of par value	2,918	2,918
Deposits on subscription to preferred stock	–	87
Employee share-based payment plan (Note 19)	56	29
Unrealized fair value gains on available-for-sale investments (Notes 4 and 13)	26	–
Appraisal increase in utility plant and others (Notes 9 and 18)	21,123	21,142
Share in revaluation increment of an associate (Notes 11 and 18)	636	811
Share in cumulative translation adjustment of an associate (Note 11)	1	(25)
Unappropriated retained earnings (deficit) (Notes 4 and 18)	430	(4,499)
Appropriated retained earnings (Note 18)	200	200
	35,375	32,947
Minority Interest	3,086	2,963
Total Stockholders' Equity	38,461	35,910

(Forward)

	December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
Noncurrent Liabilities		
Interest-bearing loans and other borrowings - net of current portion (Notes 9, 20, 31 and 36)	₱19,239	₱1,395
Customers' deposits - net of current portion (Notes 21, 25 and 31)	18,173	16,400
Provisions (Notes 2, 22, 28 and 33)	16,997	10,313
Customers' refund - net of current portion [Notes 2(c), 4, 23 and 31]	11,736	15,142
Deferred income tax liabilities (Note 32)	4,388	6,573
Liability arising from deferred pass-through fuel costs - net of current portion (Notes 13 and 26)	4,121	13,031
Estimated liability for project development - net of current portion	1,515	–
Deferred gross profit	798	179
Other noncurrent liabilities (Notes 13 and 25)	733	1,333
Total Noncurrent Liabilities	77,700	64,366
Current Liabilities		
Notes payable (Note 24)	384	442
Trade and other payables (Notes 13, 20, 21, 25, 26, 29 and 31)	39,518	32,684
Customers' refund - current portion [Notes 2(c), 4, 23 and 31]	3,787	5,409
Interest-bearing loans and other borrowings - current portion (Notes 9, 20, 30, 31 and 36)	3,030	4,007
Interest-bearing loans and other borrowings - classified as current (Notes 9, 20, 30, 31 and 36)	–	19,822
Estimated liability for project development - current portion	1,218	692
Income tax payable	238	30
Total Current Liabilities	48,175	63,086
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱164,336	₱163,362

See accompanying Notes to Consolidated Financial Statements.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



MANILA ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions, Except Per Share Data)	
REVENUES		
Sale of electricity [Notes 2(b), 25, 26 and 27]	₱170,846	₱147,347
Sale of real estate	1,906	2,533
Sale of services	922	1,295
Others	594	439
	174,268	151,614
EXPENSES (INCOME)		
Purchased power (Notes 26 and 34)	148,865	124,601
Operations and maintenance (Notes 19, 22, 26, 28 and 29)	10,315	9,255
Provision for probable losses [Notes 2(b) and 22]	5,901	9,824
Depreciation and amortization (Notes 9 and 12)	4,845	4,773
Interest and other financial expenses (Notes 13, 20, 21, 28 and 31)	4,504	4,134
CERA II revenues (Notes 4 and 28)	(2,934)	(1,330)
Foreign exchange losses - net (Notes 4 and 28)	2,859	1,352
Interest and other income [(Note 28 and 32(a)]	(2,280)	(656)
Present value impact on customers' refund (Note 4)	1,726	–
Real estate sold	1,038	1,687
Cost of contracts and services (Note 28)	832	871
Provision for (recovery of) probable losses on disallowed receivables (Notes 13 and 28)	231	(215)
Equity in net earnings of associates and joint venture (Note 11)	(142)	(222)
Taxes other than income tax [Note 32(b)]	230	622
	175,990	154,696
LOSS BEFORE INCOME TAX	1,722	3,082
Income tax benefit (Notes 2, 4 and 32)	(1,515)	(1,318)
NET LOSS	₱207	₱1,764
Attributable to:		
Equity holders of the parent (Note 35)	₱350	₱1,881
Minority interests	(143)	(117)
	₱207	₱1,764
Loss Per Share (Note 35)	₱0.347	₱1.867

See accompanying Notes to Consolidated Financial Statements.



US SEC
File No. 82-3237

MANILA ELECTRIC CO

CONSOLIDATED STATE

	Appropriated Retained Earnings	Total	Minority Interest	Total Stockholders' Equity
At December 31, 2004, as previously reported	₱200	₱35,295	₱2,966	₱38,261
Effect of adoption of IFRS (Note 4)	–	(2,348)	(3)	(2,351)
At December 31, 2004, as restated	200	32,947	2,963	35,910
Effect of adoption of PAS 32 and 39 (Note 4)	–	2,243	(20)	2,223
At January 1, 2005, as restated	200	35,190	2,943	38,133
Depreciation on appraisal increase transferred to unappropriated retained earnings	–	–	–	–
Depreciation on share on revaluation increment tra to unappropriated retained earnings	–	–	–	–
Change in tax rate	–	491	–	491
Translation adjustment during the year	–	26	–	26
Unrealized fair value loss on available-for-sale investments	–	(5)	–	(5)
Total income and expense for the year recognized in equity	–	512	–	512
Net loss	–	(350)	143	(207)
Total income and expense for the year	–	162	143	305
Share-based payment	–	27	–	27
Cancelled subscriptions	–	(4)	–	(4)
At December 31, 2005	₱200	₱35,375	₱3,086	₱38,461
At January 1, 2004, as previously reported	₱–	₱36,953	₱2,848	₱39,801
Effect of adoption of IFRS (Note 4)	–	(3,067)	(2)	(3,069)
At January 1, 2004, as restated	–	33,886	2,846	36,732
Depreciation on appraisal increase in utility plant a others transferred to unappropriated retained ea	–	–	–	–
Depreciation on share in revaluation increment of a associate transferred to unappropriated retained	–	–	–	–
Revaluation increment of disposed utility plant and	–	–	–	–
Translation adjustment during the year	–	10	–	10
Total income and expense for the year recognized in equity	–	10	–	10
Net loss	–	(1,881)	117	(1,764)
Total income and expense for the year	–	(1871)	117	(1754)
Issue of share capital	–	996	–	996
Cancelled subscriptions	–	(93)	–	(93)
Share-based payments	–	29	–	29
Transfers from unappropriated to appropriated retained earnings	200	–	–	–
At December 31, 2004	₱200	₱32,947	₱2,963	₱35,910

See accompanying Notes to Consolidated Financi



S SEC
... 9237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before income tax	(₱1,691)	(₱3,082)
Adjustments for:		
Provisions	6,684	9,822
Depreciation and amortization	4,845	4,773
Interest expense on loans and financial charges	3,540	3,108
Present value impact on customers' refund	1,726	–
Interest and dividend income	(1,279)	(621)
Interest expense on customers' deposits	942	958
Equity in net earnings of associates and joint venture	(142)	(222)
Provision for decline in value of investment	–	53
Employee share-based benefits expense	27	29
Operating income before working capital changes	14,652	14,818
Decrease (increase) in:		
Trade and other receivables	(4,001)	(8,218)
Inventories	(156)	409
Land and development costs	298	112
Other current assets	(1,592)	(138)
Increase in:		
Trade and other payables	3,812	7,743
Estimated liability for project development	2,041	(1,176)
Net cash generated from operations	15,054	13,550
Franchise tax paid	(3,089)	(2,783)
Interest paid	(2,093)	(2,020)
Interest and dividend received	825	621
Income tax paid	–	(36)
Net cash provided by operating activities	10,697	9,332

(Forward)


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



	Years Ended December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to utility plant and others	(₱5,278)	(₱5,421)
Decrease (increase) in:		
Other noncurrent assets	3,982	(2,662)
Other receivables	1,241	517
Proceeds from disposal of utility plant and others	276	742
Dividends received from associates	184	322
Acquisitions of investment properties	(59)	(9)
Collection of advances (additional investments and advances)	–	46
Net cash provided by (used in) investing activities	346	(6,465)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of:		
Long-term debt	(3,660)	(5,503)
Notes payable	(58)	(5,412)
Increase in customers' deposits	1,913	1,341
Customers' refund paid	(152)	(515)
Proceeds from long-term debt	81	5,864
Cancellation of common stock subscription	(4)	–
Proceeds from issuance of and subscriptions to:		
Preferred stock	–	973
Common stock	–	68
Redemption of preferred stock	–	(85)
Net cash used in financing activities	(1,880)	(3,269)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,163	(402)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,918	5,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱14,081	₱4,918

See accompanying Notes to Consolidated Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering 25 cities and 86 municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries (see Note 5), also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors (BOD) on March 27, 2006.

b. Regulation and Franchise Renewal

Prior to the enactment in 2001 of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," [see Note 36(b)], the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidated the Parent Company's 50 franchises servicing 25 cities and 86 municipalities in Metro Manila and in six surrounding provinces.

2. Rate Cases

a. GRAM Case

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs or the Generation Rate Adjustment Mechanism (GRAM). The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed at the ERC for approval. The GRAM Implementing Rules did not require publication of, nor the conduct of public hearings on, filings made under the GRAM. The Parent Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Parent Company's Generation Charge to ₱3.3213 per kwh in accordance with the GRAM Implementing Rules.



The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the Supreme Court (SC) questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Parent Company filed their respective motions for reconsideration of the SC decision.

No provisioning has been made in this case since the SC did not order the refund of the generation charge collections under the GRAM. In addition, generation costs for the period covered by the GRAM have all been confirmed for recovery from customers. If recovery is not allowed through the GRAM, it will be recovered through some other methods that the ERC may allow.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and ₱0.0865 per kwh increase in the Parent Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.



On March 11, 2005, the Parent Company filed with the SC a Petition for Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company appealed the CA decision to the SC, the Parent Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the consolidated statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of March 27, 2006, the SC has not ruled on the Parent Company's petition.

c. SC Decision on the ₱0.167 Refund

On January 28, 1994, the ERB granted the Parent Company a provisional rate relief of ₱0.184 per kwh in ERB Case No. 93-118. However, on February 16, 1998, the ERB rendered its decision disallowing income tax as an operating expense over the protestation of the Parent Company on the ground that this was not only the existing practice but also sanctioned by the ERB in other cases. The Parent Company appealed to the CA which reversed the decision of the ERB in the February 26, 1999 decision of the said appellate court. In February 2000, the oppositors to the rate relief elevated the case to the SC. In turn, the SC reversed the CA decision on November 15, 2002 and ordered the Parent Company to refund to its customers ₱0.167 per kwh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The Parent Company filed a Motion for Reconsideration but the SC denied it with finality on April 30, 2003. The loss arising from the SC decision amounted to ₱30,055 million, which represents the amount of refund to its customers of ₱0.167 per kwh for billing cycles from February 1994 to April 30, 2003.



The ERC approved the release of the refund in four phases. The last phase, Phase IV, is ongoing.

In connection with the above refund, GMA Network, Inc. and RGMA Network, Inc. joined the NASECORE in requesting the ERC to compel the Parent Company to pay interest. But in an Order dated December 21, 2004, the ERC denied their motions on the grounds that: (i) the SC's judgment on the refund did not provide for payment of interest; and that (ii) it had long become final and executory and can no longer be altered or amended.

On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a Petition in the CA praying that the Parent Company be ordered to immediately refund the amounts due to them plus legal interest of 6% per annum from February 1994 to April 9, 2004 when the Decision of the SC became final and executory and 12% per annum from April 9, 2004 until fully paid. Citing jurisprudence on the matter, they argued that prior to April 9, 2004, there was no loan or forbearance of money to speak of yet and so the legal interest is fixed by law at 6% per annum. When the SC's Decision became final and executory, the rate of legal interest is raised to 12% per annum as the obligation is equivalent to a forbearance of credit. The Parent Company opposed the petition. GMA Network, Inc. and RGMA Network, Inc. filed their motion for reconsideration of the CA Resolution.

On January 2, 2006, the Parent Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that the refund amounts do not earn interest.

d. Rate Increase Application dated October 10, 2003

On October 10, 2003, the Parent Company filed an application with the ERC seeking to adjust the Parent Company's rate by an average of ₱0.1358 per kwh based on: (a) an independent appraisal of the Parent Company's 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Parent Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in the Parent Company-related charges of ₱0.12 per kwh, effective January 2004. On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, and the submission of respective memoranda by the parties thereafter, the SC on June 15, 2004 laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the Implementing Rules of RA No. 9136, particularly the publication and comment requirements. Both the ERC and the Parent Company seasonably filed their separate MRs of the June 15, 2004 decision of the SC.

On April 27, 2005, the Parent Company filed with the ERC a motion to withdraw the ₱0.1358 per kwh rate application. While the ERC granted the Parent Company's motion to withdraw, it decided to pursue its MR at the SC. The Court, on August 9, 2005, denied with finality ERC's MR.

e. Rate Increase Application dated May 31, 2005

On May 31, 2005, the Parent Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Parent Company's rate by an average of ₱0.1476 per kwh based on (a) an independent appraisal of the Parent Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Parent Company's 2004 audited financial statements; and (c) the Parent Company's WACC for 2004.

This rate petition is the Parent Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 36(b)].

As of March 27, 2006, hearing on the Petition is still ongoing.

3. Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines as set forth in Philippine Financial Reporting Standards (PFRSs). PFRSs include standards named PFRSs and Philippine Accounting Standards (PASs), including interpretations issued by the Philippine Accounting Standards Council. These are the first consolidated financial statements prepared in compliance with PFRSs.

The Parent Company and its subsidiaries (collectively referred to as "the Company") prepared its consolidated financial statements until December 31, 2004 in accordance with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, "First-time Adoption of Philippine Financial Reporting Standards," in preparing its consolidated financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to both years presented except for PAS 32 and 39. An explanation of how the transition to PFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The accompanying consolidated financial statements have been prepared on the historical cost basis, except for utility plant and others and investment properties which are carried at deemed costs (see Note 4), and except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The consolidated financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRSs, and rounded to the nearest millions except when otherwise indicated.



US SEC
File No. 82-3237

4. **Changes in Accounting Policies**

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies (referred to in the following tables as "previous GAAP").

The changes in accounting policies resulted from adoption of the following new PASs and PFRSs which became effective for annual reporting period beginning January 1, 2005:

- PFRS 1, "First-time Adoption of Philippine Financial Reporting Standards";
- PFRS 2, "Share-Based Payments";
- PAS 2, "Inventories";
- PAS 16, "Property, Plant and Equipment";
- PAS 19, "Employee Benefits";
- PAS 21, "The Effects of Changes in Foreign Exchange Rates";
- PAS 32, "Financial Instruments: Disclosure and Presentation";
- PAS 39, "Financial Instruments: Recognition and Measurement"; and
- PAS 40, "Investment Property."

The principal effects of these changes in policies are discussed below.

The comparative figures for the 2004 consolidated financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005 and adopted the "deemed cost" approach for utility plant and others and investment properties.

An explanation of the effects of the transition to PFRSs is set forth in the following tables and notes.

Reconciliation of Equity

		At January 1, 2004 (Date of Transition)		
	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		(Amounts in Millions)		
ASSETS				
Noncurrent Assets:				
Utility plant and others - net	C, H	₱86,525	₱290	₱86,815
Construction in progress		6,188	–	6,188
Investments in associates and joint venture		1,936	–	1,936
Investment properties - net	B, H	3,833	530	4,363
Deferred pass-through fuel costs		8,286	–	8,286
Other noncurrent assets		15,072	–	15,072
Total Noncurrent Assets		121,840	820	122,660
Current Assets:				
Cash and cash equivalents		5,320	–	5,320
Trade and other receivables - net		23,248	–	23,248
Inventories - at net realizable value	B	1,202	318	1,520
Land and development costs		973	–	973
Other current assets		1,023	–	1,023
Total Current Assets		31,766	318	32,084
TOTAL ASSETS		₱153,606	₱1,138	₱154,744



	Notes	At January 1, 2004 (Date of Transition) Previous GAAP	Effect of Transition to PFRS	PFRS
		(Amounts in Millions)		
STOCKHOLDERS' EQUITY AND LIABILITIES				
Equity Attributable to Equity Holders of Parent:				
Preferred stock		₱1,407	₱–	₱1,407
Common stock		9,993	–	9,993
Capital in excess of par value		2,895	–	2,895
Subscriptions receivable - common stock		(10)	–	(10)
Deposits on subscriptions to preferred stock		101	–	101
Appraisal increase in utility plant and others	C	18,662	3,218	21,880
Share in revaluation increment of an associate		989	–	989
Share in cumulative translation adjustment of an associate		(35)	–	(35)
Unappropriated retained earnings	C, D, I	2,951	(6,285)	(3,334)
		36,953	(3,067)	33,886
Minority Interest	D	2,848	(2)	2,846
Total Stockholders' Equity		39,801	(3,069)	36,732
Noncurrent Liabilities:				
Interest-bearing loans and other borrowings - net of current portion		15,779	–	15,779
Customers' deposits - net of current portion		13,255	–	13,255
Customers' refund - noncurrent portion		18,689	–	18,689
Liability arising from deferred pass-through fuel costs		8,286	–	8,286
Provisions		2,870	–	2,870
Deferred income tax liabilities	C, D, J	10,481	(1,579)	8,902
Estimated liability for project development - net of current portion		657	–	657
Deferred gross profit		578	–	578
Other noncurrent liabilities		708	–	708
Total Noncurrent Liabilities		71,303	(1,579)	69,724
Current Liabilities:				
Notes payable		5,816	–	5,816
Trade and other payables	D	20,018	5,786	25,804
Customers' refund - current portion		6,919	–	6,919
Interest-bearing loans and other borrowings - current portion		8,776	–	8,776
Estimated liability for project development - current portion		973	–	973
Total Current Liabilities		42,502	5,786	48,288
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		₱153,606	₱1,138	₱154,744

	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		At December 31, 2004 (End of last period presented under previous GAAP)		
		(Amounts in Millions)		
ASSETS				
Noncurrent Assets:				
Utility plant and others - net	C, H	₱88,378	₱199	₱88,577
Construction in progress		4,623	–	4,623
Investments in associates and joint venture		1,846	–	1,846
Investment properties - net	B, H	3,848	835	4,683
Deferred pass-through fuel costs		13,031	–	13,031
Other noncurrent assets [see Note 36(c)]		13,723	(17)	13,706
Total Noncurrent Assets		125,449	1,017	126,466
Current Assets:				
Cash and cash equivalents		4,918	–	4,918
Trade and other receivables - net [see Note 36(c)]	A	28,304	(5)	28,299
Inventories - at net realizable value	B	1,064	10	1,074
Land and development costs		645	–	645
Other current assets [see Note 36(c)]		1,960	–	1,960
Total Current Assets		36,891	5	36,896
TOTAL ASSETS		₱162,340	₱1,022	₱163,362
STOCKHOLDERS' EQUITY AND LIABILITIES				
Equity Attributable to Equity Holders of Parent:				
Preferred stock		₱2,295	–	₱2,295
Common stock	A	10,074	(85)	9,989
Capital in excess of par value	A	2,944	(26)	2,918
Subscriptions receivable - common stock	A	(72)	72	–
Deposits on subscriptions to preferred stock		87	–	87
Employee share-based payment plan	A	–	29	29
Appraisal increase in utility plant and others	C, H	18,154	2,988	21,142
Share in revaluation increment of an associate		811	–	811
Share in cumulative translation adjustment of an associate		(25)	–	(25)
Unappropriated retained earnings	A, C, D, I	827	(5,326)	(4,499)
Appropriated retained earnings		200	–	200
		35,295	(2,348)	32,947
Minority Interest		2,966	(3)	2,963
Total Stockholders' Equity		38,261	(2,351)	35,910
Noncurrent Liabilities:				
Interest-bearing loans and other borrowings - net of current portion (see Note 20)		21,217	(19,822)	1,395
Customers' deposits - net of current portion		16,400	–	16,400
Customers' refund - noncurrent portion		15,142	–	15,142
Liability arising from deferred pass-through fuel costs		13,031	–	13,031
Provisions		10,313	–	10,313
Deferred income tax liabilities	C, D, J	7,920	(1,347)	6,573
Deferred gross profit [see Note 36(c)]		179	–	179
Other noncurrent liabilities [see Note 36(c)]		1,333	–	1,333
Total Noncurrent Liabilities		85,535	(21,169)	64,366

(Forward)

	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		At December 31, 2004 (End of last period presented under previous GAAP)		
		(Amounts in Millions)		
Current Liabilities:				
Notes payable		₱442	₱–	₱442
Trade and other payables [see Note 36(c)]	D	27,964	4,720	32,684
Customers' refund - current portion		5,409	–	5,409
Interest-bearing loans and other borrowings - current portion (see Note 20)		4,007	19,822	23,829
Estimated liability for project development - current portion [see Note 36(c)]		692	–	692
Income tax payable		30	–	30
Total Current Liabilities		38,544	24,542	63,086
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		₱162,340	₱1,022	₱163,362

Reconciliation of 2004 Net Loss

	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		(Amounts in Millions Except Per Share Data)		
REVENUES		₱151,614	₱–	₱151,614
EXPENSES (INCOME)				
Purchased power		124,601	–	124,601
Operations and maintenance	A, D	10,310	(1,055)	9,255
Provision for probable losses		9,824	–	9,824
Depreciation and amortization	C	4,679	94	4,773
Interest and other financial expenses		4,134	–	4,134
Real estate sold		1,687	–	1,687
Foreign exchange losses	E	1,352	–	1,352
CERA II revenue	E	(1,330)	–	(1,330)
Cost of contracts and services		871	–	871
Interest and other financial income		(656)	–	(656)
Taxes other than income tax		622	–	622
Equity in net earnings of associates and joint venture		(222)	–	(222)
Recovery of probable losses on disallowed receivables		(215)	–	(215)
		155,657	(961)	154,696
LOSS BEFORE INCOME TAX		4,043	(961)	3,082
Income tax expense (benefit)	A, C, D	(1,551)	233	(1,318)
NET LOSS		₱2,492	(₱728)	₱1,764
Attributable to:				
Equity holders of the parent		₱2,610	(₱729)	₱1,881
Minority interest	D	(118)	1	(117)
		₱2,492	(₱728)	₱1,764
Loss Per Share		₱2.739	(₱0.872)	₱1.867

Notes to the Reconciliation of Equity at January 1 and December 31, 2004 and Income for 2004

A. PFRS 2, "Share-Based Payments" — Under previous GAAP, the Parent Company did not recognize an expense for share-based payments but accounted for stock ownership as issued capital upon subscription. As permitted under PFRS 1, the Parent Company applied PFRS 2 only to equity-settled awards granted after November 7, 2002 that had not yet vested as of January 1, 2005. This resulted in a decrease in retained earnings as of December 31, 2004 by ₱23 million. Operations and maintenance expenses also increased by ₱29 million in 2004.

B. PAS 2, "Inventories" — Due to the adoption of this standard, condominium units being leased out but still held for sale in the ordinary course of business of Rockwell Land Corporation (Rockwell), a subsidiary, were reclassified from investment properties to condominium units for sale. Adoption of this standard resulted to a reclassification from investment properties of ₱10 million as of December 31, 2004 and ₱318 million as of January 1, 2004.

C. Property, Plant and Equipment

- PFRS 1, "First-time Adoption of Philippine Financial Reporting Standards" — The Company adopted PFRS 1 and availed one of the voluntary exemptions allowed under PFRS 1. As a result, the Company elected to change its accounting policy for measuring utility plant and others and investment property from revalued amounts to cost basis (see accounting policies for utility plant and others and investment property). The cost adopted is the "deemed cost" (recorded revalued amount as of January 1, 2004) as allowed by the transitional provisions of the standard. Accordingly, the Currency Exchange Rate Adjustment (CERA) recoveries and the change in the base rate, which were previously deducted from the appraisal increase, were added back to obtain the deemed cost. CERA recoveries previously deducted from the appraisal increase amounted to ₱1,668 million as of January 1, 2004. The change in the base rate in prior years resulted in a reduction of Deferred CERA by ₱2,649 million. Such reduction in Deferred CERA was previously deducted from the appraisal increase.

  In order to reflect the "deemed cost" without the CERA and the base rate adjustments, and other minor adjustments made to cost in prior years, adjustments were made to the following accounts as of January 1, 2004 and December 31, 2004:

	Increase (Decrease)	
	January 1, 2004	December 31, 2004
	(Amounts in Millions)	
Utility plant and others	(₱1,498)	₱1,404
Deferred tax liabilities	480	372
Appraisal increase in utility plant and others	2,936	2,706
Retained earnings	(1,918)	(1,674)

- PAS 16, "Property, Plant and Equipment" — A detailed evaluation of the utility plant and others was performed in 2005 to determine that each part of an item of utility plant and others with a cost that is significant is identified and depreciated separately. The componentization resulted to a change in the manner of depreciation of significant components and the useful lives of the Parent Company's utility plant and others.



Previously, all utility plant and others of the Parent Company were depreciated using the straight line functional group method. As a result of the componentization, significant costs were depreciated separately and estimated useful lives were revised. The change in the useful lives was accounted for prospectively. It was also determined that there was a decrement amounting to ₱621 million (net of tax effect) based on the appraisal booked in 2003. As a result of the adjustments made in December 31, 2004 for componentization and decrement in 2003, utility plant and others decreased by ₱360 million, appraisal increase in utility plant and others increased by ₱282 million, retained earnings decreased by ₱434 million and deferred tax liabilities decreased by ₱208 million as of December 31, 2004.

It was also determined that there are no material legal, environmental and constructive obligations related to the dismantlement of the utility plant and others as of December 31, 2005 and 2004.

D. PAS 19, "Employee Benefits" — As a result of adoption of PAS 19, additional disclosures are made providing information about the trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. In addition, the Company recognized other post-employment benefits which were not recognized in prior years. The Company also availed of the voluntary exemption under PFRS 1. Accordingly, all actuarial gains or losses were recognized up to January 1, 2004. This change in accounting policy has resulted in additional disclosures being included for the years ended December 31, 2005 and December 31, 2004.

   Based on the actuarial valuation computed under PAS 19, the Parent Company has a transitional liability as of January 1, 2004 amounting to ₱5,781 million. The recognition of such transitional liability was made on a one-time retroactive basis. Adoption of this standard reduced retained earnings as of January 1, 2004 by ₱3,931 million, increased trade and other payables as of January 1, 2004 by ₱5,781 million, and decreased operations and maintenance expenses in 2004 by ₱1,087 million.

   Rockwell's actuarial valuation computed under PAS 19 also resulted to a recognition of transitional liability. Retained earnings and deferred tax liabilities were further reduced by ₱3 million each as of January 1, 2004, trade and other payables increased by ₱9 million and minority interest decreased by ₱3 million, and operations and maintenance expenses for 2004 increased by ₱3 million.

E. PAS 21, "The Effects of Changes in Foreign Exchange Rates" — Under the previous GAAP, foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the "Deferred foreign exchange loss (CERA II)" account. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations. Deferred CERA II account is then set up representing deferred foreign exchange losses that are billable to customers, with a credit (debit) to CERA II revenues. Adoption of PAS 21 only resulted to a change in presentation of these unrealized foreign exchange gains and losses in the statements of operations. It did not have any effect on retained earnings and net loss.



F. PAS 32, "Financial Instruments: Disclosure and Presentation" — Upon the adoption of PAS 32, the Parent Company's preferred shares were reclassified as debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. Adoption of this standard increased (decreased) the following accounts as of January 1, 2005:

	Amount *(In Millions)*
Preferred shares	(₱2,295)
Deposits on subscription to preferred stock	(87)
Interest-bearing loans and other borrowings	2,382
Accrued interest payable	372
Retained earnings	(372)

G. PAS 39, "Financial Instruments: Recognition and Measurement" — Under PAS 39, a financial asset or financial liability is recognized initially at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Accordingly, the Parent Company's long-term debt should be recognized initially at fair value, representing the consideration received, net of issue costs associated with the borrowing. After initial recognition, the long-term debt is subsequently measured at amortized cost using the effective interest method taking into account any issue cost, and any discount or premium on settlement. Previously, debt issue costs incurred in connection with securing the long-term debt were recognized as assets (amortized over the term of the loans using the straight-line method) or expensed outright if the amount is considered not material. As a result, debt issue costs as of January 1, 2005 amounting to ₱768 million were reclassified to loans payable as a contra-account along with additional debt issue costs amounting to ₱854 million. These were included in calculating the effective interest rates of the Parent Company's loans outstanding as of January 1, 2005. The change decreased the January 1, 2005 balances of interest bearing loans and other borrowings by ₱854 million and increased retained earnings by ₱581 million, and deferred tax liabilities by ₱273 million.

The Parent Company's customers' refund liability was recorded in the 2003 consolidated financial statements when the SC decision became final. Phase IV of the refund will be paid on a deferred timetable starting 2005 until 2010. Under PAS 39, this customers' refund liability should be recognized initially at fair value and subsequently carried at amortized cost using effective interest rate. The fair value of a long-term receivable or liability that carries no interest can be estimated as the present value of all future cash payments discounted using the prevailing market rate(s) of interest for a similar instrument with a similar credit rating. Accordingly, the Parent Company obtained the present value of the customers' refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability. The change decreased the January 1, 2005 balances of customers' refund liability by ₱5,961 million and increased retained earnings by ₱4,053 million, and deferred tax liabilities by ₱1,908 million.

Under PAS 39, derivative instruments (including embedded derivatives) is recognized at fair value through profit or loss. As of January 1, 2005, the Parent Company had outstanding interest rate swap agreements with aggregate notional amount of US$46 million that matured in 2005 and outstanding embedded currency forwards in various purchases and service agreements denominated in US$, Euro and other currencies. The unrealized net mark-to-market losses of these derivative instruments which were adjusted against retained earnings as of January 1, 2005 amounted to ₱37 million.

To test the impairment of receivables, the Parent Company made an analysis of its receivables in accordance with PAS 39. Analysis showed that the Parent Company has an overstatement in the allowance for doubtful accounts as of January 1, 2005. As such, the Parent Company reversed the overprovision resulting to increase in receivables by ₱646 million, increase in retained earnings by ₱390 million, and decrease in deferred tax assets by ₱256 million.

Available-for-sale investments were restated at fair values resulting to the recognition of unrealized fair value gains on available-for-sale investments amounting to ₱31 million and deferred tax liability of ₱4 million as of January 1, 2005.

The cumulative effect of adopting this standard was credited to the January 1, 2005 retained earnings.

Adoption of this standard increased (decreased) the following accounts of the January 1, 2005 consolidated balance sheet:

	Amount *(In Millions)*
Other noncurrent assets	₱41
Derivative assets	1
Receivables	646
Derivative liabilities	55
Deferred tax liabilities	2,382
Interest-bearing loans and other borrowings	(854)
Deferred gross profit	89
Customers' refund - noncurrent portion	(5,961)
Unrealized fair value gains on available-for-sale investments	31
Minority interest	(20)
Retained earnings	4,966

H. PAS 40, "Investment Property" — Upon adoption of PAS 40, the Parent Company's investment properties amounting to ₱848 million and ₱845 million as of January 1, 2004 and December 31, 2004, respectively, were reclassified from utility plant and others. Similar to utility plant and others (see Note C), the Parent Company decided to carry its investment properties using the deemed cost model (see accounting policy on Investment Properties) as allowed under PFRS 1. Adoption of this standard has no material impact to the Parent Company.



I. The above adjustments increased (decreased) retained earnings at January 1, 2004 and December 31, 2004 as follows:

	January 1, 2004	December 31, 2004
	(Amounts in Millions)	
Employee benefits (D)	(₱3,933)	(₱3,195)
Property, plant and equipment (C)	(2,352)	(2,108)
Share-based payments (A)	–	(23)
Total	(₱6,285)	(₱5,326)

J. The above changes increased (decreased) the deferred tax liabilities as follows:

	January 1, 2004	December 31, 2004
	(Amounts in Millions)	
Employee benefits (D)	(₱1,851)	(₱1,505)
Property, plant and equipment (C)	272	164
Share-based payments (A)	–	(6)
Total	(₱1,579)	(₱1,347)

Effect on the Statement of Cash Flows for 2004

There are no material differences between the cash flow statement prepared under PFRS and the cash flow statement presented under previous GAAP.

Other Adopted PFRSs

The Company has also adopted the following other PFRSs. Comparative presentation and disclosures have been amended as required by the standards. Adoption of these standards has no effect on equity at January 1 and December 31, 2004.

- PAS 1, "Presentation of Financial Statements";
- PAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors";
- PAS 10, "Events after the Balance Sheet Date";
- PAS 17, "Leases";
- PAS 24, "Related Party Disclosures"; and
- PAS 33, "Earnings per Share."

Standards Not Yet Effective

The Company did not opt for the early adoption of the following standards and amendments that have been approved but are not yet effective:

- Amendments to PAS 19, "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures" — The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

- PFRS 6, "Exploration for and Evaluation of Mineral Resources," effective 2006 — This standard does not apply to the activities of the Company.



- PFRS 7, "Financial Instruments - Disclosures" — The revised disclosures on financial instruments provided by this standard will be included in the Company's financial statements when the standard is adopted in 2007.

Reconciliation of Net Income(Loss) Without PFRS Adjustments
As previously discussed, the Company adopted new PFRSs effective January 1, 2005. Had the Company prepared its 2005 consolidated financial statements in accordance with previous GAAP (i.e., excluding PFRSs effective January 1, 2005), the Company would have reported a net income of ₱479 million in 2005. A reconciliation of the net income (loss) is as follows:

	Amount *(In Millions)*
Net loss under PFRS	(₱350)
Financial instruments	1,616
Employee benefits	(777)
Property, plant and equipment	(36)
Share-based payments	26
Net income under previous GAAP	₱479

5. **Summary of Significant Accounting Policies**

The principal accounting policies adopted in preparing the consolidated financial statements of the Company are as follows:

Basis of Consolidation
The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31, 2005 and 2004.

	Country of Incorporation	Principal Activities	Percentage of Ownership
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	100
Asian Center for Energy Management (ACEM)*	Philippines	Research & Development	100
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	97
Corporate Information Solutions, Inc. (CIS)	Philippines	e-Transactions	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	51

* *For dissolution*

The financial statements of the subsidiaries are prepared for the same reporting year as the Parent Company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognized in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date that such control ceases.



Investments in Associates
The Company's investments in associates (entities over which the Company has significant influence and which neither subsidiaries nor joint ventures) are accounted for under the equity method of accounting in the consolidated financial statements. They are carried in the consolidated balance sheets at cost plus post-acquisition changes in the Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting in the consolidated financial statements. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The financial statements of the joint venture are prepared for the same reporting year as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Company contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Company purchases assets from the joint venture, the Company does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Utility Plant and Others
Utility plant and others are stated at "deemed" cost (see Note 4), excluding the costs of day-to-day servicing less accumulated depreciation and any impairment loss. Such cost includes the cost of replacing part of such plant and equipment when that cost is incurred if the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful life of the assets. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

An item of utility plant and others is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations in the year the asset is derecognized.

Upon the disposal of an item of utility plant and others, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount.

The asset's residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial yearend.

When each major inspection is performed, its cost is recognized in the carrying amount of the utility plant and others as a replacement if the recognition criteria are satisfied.

Construction in Progress

Construction in progress of subtransmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Impairment of Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash- generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of operations in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Investment Properties
Investment properties of the Parent Company are stated at "deemed" cost (see Note 4), including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties of Rockwell represent land, building, structures and improvements of the mall (the "Power Plant") and are stated at cost. These are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties are derecognized either when they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the consolidated statements of operations in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale. These transfers are recorded using the carrying amount of the investment property at the date of the change in use.

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year. In 2005, such amount was reduced as a result of the resolution of the dispute described in Note 13.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and in banks and short term investments with an original maturity of three months or less.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Inventories
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost and net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs incurred during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Land and Development Costs
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost and net realizable value less allowance for probable losses. Expenditures for development are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to complete and sell.

Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the consolidated balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Asset or Financial Liability at Fair Value through Profit or Loss. Financial assets or financial liabilities classified as held for trading are included in the category 'financial asset or financial liability at fair value through profit or loss'. Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term or upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the consolidated statements of operations.

Held-to-Maturity Investments. Nonderivative financial assets that are quoted in the market with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

Loans and Receivables. Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-Sale Financial Assets. Available-for-sale financial assets are those nonderivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. Available-for-sale assets are carried at fair value in the consolidated balance sheets. Changes in the fair value of such assets are accounted for in stockholders' equity.

<u>Derivative Financial Instruments</u>

Derivative financial instruments (including bifurcated embedded derivatives) are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the current year.

<u>Impairment of Financial Assets (Effective January 1, 2005)</u>

The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost. If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.



If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of operations, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost. If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-Sale Financial Assets. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of operations. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Derecognition of Financial Assets and Financial Liabilities (Effective January 1, 2005)

Financial Assets. A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial Liabilities. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Interest-Bearing Loans and Other Borrowings

Long-term debt is initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net income or loss when the liabilities are derecognized as well as through the amortization process.

Debt issuance costs are deferred and amortized using the effective interest method and are removed from the accounts when the loans are fully settled or restructured.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pension and Other Post-Employment Benefits

The Company, except for MIESCOR, has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The Company also provides additional post-employment benefits upon retirement. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans. MIESCOR has a defined contribution retirement plan.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and any actuarial gains not recognized reduced by past service cost and actuarial losses not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.



Share-Based Payment Transactions
The Parent Company has a stock purchase plan for its employees and retirees to purchase fixed number of shares of stock at a stated price. When the grants vest, the capital stock transactions are recorded at the fair value of the awards on grant date as described below. The terms of the plan include, among others, a three-year holding period of the purchased shares and optional cancellation of the purchase prior to full payment of the purchase price.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes Option Pricing Model. In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Parent Company's best estimate of the number of equity instruments that will ultimately vest. The consolidated statements of operations charge or credit for a period represents the movement in cumulative expense recognized for the relevant period.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding awards is reflected as additional share dilution in the computation of loss per share (see Note 35).

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Sale of electricity. Revenues are recognized upon supply of power to the customers.

  The UFR on the rate unbundling released by the ERC on October 30, 2001 specified the following bill components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA I and II and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. National and Local Franchise Taxes and Universal Charges, which are billed and collected merely on behalf of the national and local government, do not form part of the Parent Company's revenues.



On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The levels of the Generation Charge and the CERA were fixed by the ERC in the unbundling decision until such time that that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly filing by the utilities, resulting in a lag between the time the costs are incurred and when they may be recovered.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates (AGRA) by Distribution Utilities. The AGRA guidelines were amended in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kwh starting February 1, 2005 until January 2007.

The approval by the ERC of the second GRAM covering the period from November 2003 to January 2004 was opposed by NASECORE in a Petition filed before the SC. The SC ruled against the ERC and the Parent Company in a Decision dated February 2, 2006. The SC declared the approval of the second GRAM as invalid because the jurisdictional requirements under the Implementing Rules of EPIRA were not complied with and the GRAM Implementing Rules was not published by the ERC. The Parent Company and the ERC, through the Office of Solicitor General, filed last February 20, 2006, respective motions for reconsideration of the SC's February 2, 2006 Decision. The SC decision did not order the refund of what has been collected. Since generation cost is a pass-through cost that was already advanced by the Parent Company, its legal counsels opined that such cost could be recovered under another duly approved recovery mechanism, i.e., AGRA, with the ERC's consent.

With the enactment of RA No. 9337, the ERC issued on November 7, 2005 Resolution No. 20, Series of 2005 which prescribed the Guidelines for Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Power Industry. RA No. 9337 removes the 2% national franchise tax but imposes a VAT on generation, transmission, distribution, and supply of electricity. Similar to the local franchise tax, the VAT is a separate item in the customers' bills. The 10% VAT is imposed on electricity consumptions starting November 1, 2005. The VAT rate was increased to 12% beginning February 1, 2006.

Interest income. Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).



Dividends. Revenue is recognized when the Company's right to receive the payment is established.

Rental income. Rental income (shown as part of "Revenues - Others " account in the consolidated statements of operations) arising from investment properties and poles is accounted for on a straight-line basis over the lease terms on ongoing leases.

- Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the consolidated balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues - Others" account in the consolidated statements of operations) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar (shown as part of "Revenues - Others" account in the consolidated statements of operations) is recognized upon receipt of cash from the customer.



- MIESCOR

  Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

  Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- CIS

  Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

  Consultancy fees are recognized when software services are rendered.

  Sales from computer equipment and peripherals are recognized when goods are delivered.

- e-MVI and MEI

  Revenue is recognized when services have been rendered.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. In accordance with ERB Case No. 87-330 (CERA II), foreign exchange losses arising from the restatement of foreign currency-denominated loans of the Parent Company, from the base rate to the current exchange rate, are recoverable through corresponding adjustments in the customers' bills. In view of this automatic reimbursement mechanism, the Parent Company recognizes a Deferred CERA (included as part of "Other noncurrent assets" account in the consolidated balance sheets) with a corresponding credit (debit) to CERA II revenues for the unrealized foreign exchange gain (loss) which have not been billed to the customers.

Taxes

Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Deferred Tax. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of MCIT and NOLCO can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.



Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of operations.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Derivative Financial Instruments and Hedging
The Parent Company uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Subsequent Events
Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Subsequent events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

6. Significant Accounting Judgments and Estimates

Judgments
In the process of applying the Company's accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Contingencies. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings (see Note 33).



Outstanding provisions to cover pending claims and tax assessments against the Company which the Company may be liable amounted to ₱16,997 million and ₱10,313 million as of December 31, 2005 and 2004, respectively (see Note 22).

Operating Lease Commitments. The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated Useful Lives. The useful life of each of the assets included in the Company's utility plant and others account and investment properties is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any utility plant and others would increase the recorded operating expenses and decrease the carrying value of utility plant and others.

Utility plant and others amounted to ₱89,438 million and ₱88,577 million as of December 31, 2005 and 2004, respectively (see Note 9).

Investment properties amounted to ₱4,739 million and ₱4,683 million as of December 31, 2005 and 2004, respectively (see Note 12).

Allowance for Doubtful Accounts. The allowance for doubtful accounts is estimated using two methods. The total of the amounts calculated using the two methods determine the total allowance to be maintained as of the reporting period.

The first method is a collective assessment of all accounts except those of the General Power (GP) government accounts. In a collective assessment, the Company groups the receivables according to the credit risk profile of their customers and provide allowance based on historical loss experience. Full allowance is provided for accounts more than 90 days old.

Second, a separate assessment method is performed for the GP government accounts. These accounts are separated from the collective assessment since government accounts have exhibited unique collection characteristics. GP accounts comprise the bulk of government accounts balance. For these accounts, a combination of individual and collective assessment is used to determine the provision amount. All terminated accounts are fully provided and for the active accounts, partial allowance is provided based on estimate of collectibility.



The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Provision for doubtful accounts amounted to ₱195 million in 2005. No provision was made in 2004. Trade and other receivables, net of allowance for doubtful accounts, amounted to ₱30,883 million and ₱28,299 million as of December 31, 2005 and 2004, respectively (see Note 15).

Allowance for Inventory Obsolescence. The allowance for obsolescence relating to inventories consists of collective and specific provisions. A collective provision is established as a certain percentage based on the age and movement of stocks. The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Provision for inventory obsolescence amounted to ₱16 million in 2005. No provision was made in 2004. Materials and supplies, net of allowance for obsolescence, amounted to ₱1,135 million and ₱865 million as at December 31, 2005 and 2004, respectively (see Note 16).

Deferred Income Tax Assets. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Management believes that sufficient taxable profit will be generated to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets as of December 31, 2005 and 2004 amounted to ₱12,841 million and ₱10,759 million, respectively (see Note 32).

Impairment of Assets. PFRS require that an impairment review be performed when certain impairment indicators are present. Determining the fair value of assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets.

While it is believed that the assumptions used in the estimation of fair values reflected in the consolidated financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable values and any resulting impairment loss could have a material adverse impact on the results of operations.

Noncurrent assets that are subjected to impairment testing when impairment indicators are present are as follows:

	2005	2004
	(Amounts in Millions)	
Utility plant and others - net	₱89,438	₱88,577
Investment properties - net	4,739	4,683
Deferred pass-through fuel costs	7,857	13,031
Deferred foreign exchanges loss (CERA II)	3,145	5,993

No impairment losses were recognized in 2005 and 2004.



Financial Assets and Liabilities. PFRS requires that certain financial assets and liabilities be carried at fair value, which requires the use of accounting judgment and estimates. While significant components of fair value measurement are determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the timing and amount of changes in fair value would differ with the valuation methodology used. Any change in the fair value of these financial assets and liabilities would directly affect net income or loss and equity.

Fair value of financial assets and liabilities are as follows (see Note 31):

	2005	2004
	(Amounts in Millions)	
Financial assets	₱44,796	₱33,268
Financial liabilities	99,512	99,827

Fair value of derivatives or other financial instruments. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Revenue Recognition. The Company's revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

Revenue of the Parent Company is billed under different cycles with different cycle cut-off dates while revenue is taken up in the accounts based on calendar month. The recognition of unbilled revenues for billing cycles that have earlier than month-end cut-off dates requires the use of estimates.

The difference between the amount initially recognized and actual settlement or actual billing is taken up in the accounts upon reconciliation or in the next period. Management believes that such use of estimates will not result in material adjustments in future periods.

Real estate sales, where Rockwell has material obligations under the sales contract to provide improvements after the subject properties are sold, are accounted for under the percentage-of-completion method. The percentage of completion is based on the estimates and reports of the contractors and project consultants. Management also believes that such use of estimates will not result in material adjustments in future periods.

Pension Cost and Benefits. The determination of the obligation and cost for pension and other retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 29 and include among others, discount rate, expected return on plan assets and rate of compensation increase. In accordance with PFRS, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While it is believed that the Company's assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's pension and other retirement obligations.



Accrued pension amounted to ₱9,515 million and ₱8,636 million as of December 31, 2005 and 2004, respectively (see Note 25).

Unrecognized actuarial gains (losses) amounted to (₱286) million and ₱74 million as of December 31, 2005 and 2004, respectively (see Note 29).

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates on government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 29.

7. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment is involved principally in engineering, construction and consulting services, and e-transaction services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.



Business Segment Data

	Power Distribution		Real Estate		Services		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
					(Amounts in Millions)					
Revenues										
External sales	171,244	₱147,614	2,102	₱2,705	922	₱1,295	₱–	₱–	174,268	₱151,614
Inter-segment sales	171	23	–	–	404	108	(575)	(131)	–	–
Total revenues	171,415	147,637	2,102	2,705	1,326	1,403	(575)	(131)	174,268	151,614
Results										
Segment results	1,678	(582)	288	237	120	171	–	–	2,086	174
Interest and other charges - net									(3,950)	(3,478)
Equity in net earnings of associates and joint venture									142	222
Minority interest									(143)	(117)
Income tax benefit									1,515	1,318
Net income (loss)	1,678	(582)	288	237	120	171	–	–	(350)	(1,881)
Other Information										
Segment assets	153,099	153,297	11,285	10,246	1,696	1,433	(3,474)	(3,460)	162,606	161,516
Investments at equity									1,730	1,846
Consolidated total assets	153,099	153,297	11,285	10,246	1,696	1,433	(3,474)	(3,460)	164,336	163,362
Segment liabilities	115,453	116,173	4,962	4,206	1,299	1,382	(227)	(274)	121,487	120,879
Deferred income tax liabilities - net									4,388	6,573
Consolidated total liabilities	115,453	116,173	4,962	4,206	1,299	1,382	(227)	(274)	125,875	127,452
Capital expenditures	5,191	5,319	34	40	53	62	–	–	5,278	5,421
Depreciation and amortization	4,559	4,548	232	186	50	33	4	6	4,845	4,773
Noncash expenses other than depreciation and amortization	10,794	11,618	15	24	21	51	–	–	10,830	11,693

8. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Land and development costs (before adjustment to reverse the effect of revaluation on land held for future development) consist of:

	2005	2004
	(Amounts in Millions)	
Land held for future development	₱1,735	₱1,735
Development costs - net of allowance for probable losses of ₱170 million in 2005 and 2004	187	428
	₱1,922	₱2,163

Land held for future development represents 32,959 square meters of land ready for development.

Development costs include allocated cost of the land and construction costs incurred related to "Joya Lofts and Towers" (Joya) and unsold Manansala condominium projects in 2004 (see discussion below).



In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2005. The Manansala was completed in December 2005.

In January 2004, Rockwell launched the Joya, a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 82% market take up at ₱5,100 million as of December 31, 2005. As of December 31, 2005, the construction activity is in the superstructure phase. Total estimated cost to complete the project amounted to ₱4,600 million. Rockwell expects to complete the Joya by 2008.

Total cash received from pre-selling activities of Joya amounted to ₱762 million as of December 31, 2004 and is shown as "Deposits from pre-selling of condominium units" under "Trade and other payables" account in the 2004 consolidated balance sheet (see Note 25).

Condensed financial information for Rockwell, before intercompany elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	2005	2004
	(Amounts in Millions)	
Current assets	₱4,066	₱5,572
Noncurrent assets	7,218	4,856
Current liabilities	(2,077)	(2,641)
Noncurrent liabilities	(2,941)	(1,747)
Net assets	₱6,266	₱6,040
Revenues	₱2,553	₱2,749
Costs and expenses	2,265	2,511
Net income	₱288	₱238

9. Utility Plant and Others

The movements of utility plant and others for the year ended December 31, 2005 are as follows:

	Parent Company			Consolidated					
	Subtransmission and Distribution	Others	Total	Land	Buildings and Improvements	Office Furniture, Fixtures and Other Equipment	Transportation Equipment	Others	Total
					(Amounts in Millions)				
Cost:									
Beginning	₱94,651	₱28,669	₱123,320	₱17	₱360	₱692	₱152	₱928	₱125,469
Transfers from CIP (see Note 10)	4,933	939	5,872	–	–	–	–	–	5,872
Additions	–	–	–	–	–	34	7	46	87
Disposals/retirements	(52)	(3)	(55)	–	–	(22)	(5)	(276)	(358)
Reclassification and others	(268)	65	(203)	–	(99)	91	–	(105)	(316)
Ending	99,264	29,670	128,934	17	261	795	154	593	130,754
Accumulated depreciation:									
Beginning	29,429	6,360	35,789	–	57	378	86	582	36,892
Charge for the year	3,074	1,482	4,556	–	33	91	9	23	4,712
Disposals/retirements	(52)	(3)	(55)	–	–	(21)	(4)	(208)	(288)
Ending	32,451	7,839	40,290	–	90	448	91	397	41,316
Net book value - December 31, 2005	₱66,813	₱21,831	₱88,644	₱17	₱171	₱347	₱63	₱196	₱89,438
Net book value - December 31, 2004 (as restated - see Note 4)	₱65,222	₱22,309	₱87,531	₱17	₱303	₱314	₱66	₱346	₱88,577

Depreciation of utility plant and others is computed using the straight-line method (except for certain subtransmission and distribution assets which uses straight-line functional group method) over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Subtransmission and distribution	10-35 years, depending on the significant parts involved
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	10 years
Buildings and improvements	40 years
Others	20 years

Depreciation of assets of the subsidiaries is computed using the straight-line method over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

Substantially all of the utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligation and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 20).

10. Construction in Progress

	2005	2004
	(Amounts in Millions)	
Balance, beginning of year	₱4,623	₱6,188
Additions	5,191	5,319
Transfers to utility plant and others (see Note 9)	(5,872)	(6,951)
Reclassification from advance payments to suppliers and others	(143)	67
Balance, end of year	₱3,799	₱4,623

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱127 million and ₱97 million in 2005 and 2004, respectively.

Capitalization rates in 2005 and 2004 were 11.06% and 8.93%, respectively.



11. Investments in Associates and Joint Venture

Investments in the following associates and joint venture are accounted for under the equity method:

	Country of Incorporation	Principal Activities	Percentage of Ownership
Associates:			
First Private Power Corporation and Subsidiary (FPPC)	Philippines	Power Generation	40
Batangas Cogeneration Corporation (Batangas Cogen)*	Philippines	Power Generation	38
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Philippines	Sale of metering products and services	35
Joint Venture:			
Soluziona	Philippines	Management and information technology consultancy	50

* *Ceased operations*

The details and movements of investments in associates and joint venture follow:

	2005	2004
	(Amounts in Millions)	
Acquisition costs	₱648	₱648
Accumulated equity in net earnings:		
Balance at beginning of year	412	334
Equity in net earnings for the year	142	222
Depreciation on share in revaluation increment	175	178
Dividends declared	(284)	(322)
Balance at end of year	445	412
Share in revaluation increment of an associate:		
Balance at beginning of year	811	989
Depreciation on share in revaluation increment	(175)	(178)
Balance at end of year	636	811
Share in cumulative translation adjustment of an associate:		
Balance at beginning of year	(25)	(35)
Additions during the year	26	10
Balance at end of year	1	(25)
	₱1,730	₱1,846

The carrying values of investments in associates and joint venture follow:

	2005	2004
	(Amounts in Millions)	
FPPC	₱1,552	₱1,691
GEPMICI and Soluziona	178	155
	₱1,730	₱1,846



Condensed financial information for FPPC (before the adjustment to reflect the revaluation on property, plant and equipment) and GEPMICI follow:

	2005		2004	
	FPPC	**GEPMICI**	FPPC	GEPMICI
	(Amounts in Millions)			
Current assets	**₱1,774**	**₱117**	₱1,648	₱114
Noncurrent assets	**2,671**	**13**	3,030	15
Current liabilities	**1,200**	**33**	1,278	40
Noncurrent liabilities	**610**	**–**	1,389	–
Net assets	**₱2,635**	**₱97**	₱2,011	₱89
Revenues	**₱1,942**	**₱50**	₱2,951	₱157
Costs and expenses	**1,204**	**41**	1,999	160
Net income (loss)	**₱738**	**₱9**	₱952	(₱3)

The aggregate amounts of the Parent Company's proportionate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona follows:

	2005	2004
	(Amounts in Millions)	
Current assets	**₱114**	₱84
Noncurrent assets	**67**	9
Current liabilities	**(114)**	(30)
Net assets	**₱67**	₱63
Revenues	**₱249**	₱151
Costs and expenses	**235**	133
Net income	**₱14**	₱18

12. **Investment Properties**

	Land	Buildings and Improvements	Total
		(Amounts in Millions)	
Cost:			
Balance at beginning of year	₱1,657	₱3,491	₱5,148
Additions	–	190	190
Disposals	–	(1)	(1)
Balance at end of year	1,657	3,680	5,337
Accumulated depreciation:			
Balance at beginning of year	–	465	465
Charge for the year	–	133	133
Balance at end of year	–	598	598
Net book value - December 31, 2005	**₱1,657**	**₱3,082**	**₱4,739**
Net book value - December 31, 2004	₱1,657	₱3,026	₱4,683



Investment properties of the Parent Company (at deemed cost) consist of idle real properties and real properties which are being leased to related and third parties. Generally, charges for leases to related parties are made at market rates.

Due to absence of an active market, the fair values of the investment properties of the Parent Company are not readily available. However, management believes that the fair values are not lower than the carrying values of the investment properties as of December 31, 2005 and 2004.

Investment properties of Rockwell (at cost) include the accumulated costs incurred for the development and construction of the mall, "The Power Plant". Unamortized borrowing costs (net of depreciation) capitalized as part of investment properties amounted to ₱312 million and ₱322 million as of December 31, 2005 and 2004, respectively. No borrowing costs were capitalized starting 2001.

As discussed in Note 20(a), investment properties of Rockwell with a carrying value of about ₱3,000 million as of December 31, 2005, serve as collateral on certain long-term debt of Rockwell.

The aggregate fair value of Rockwell's investment properties amounted to ₱4.3 billion as of December 31, 2005.

Rockwell's investment properties were valued by independent professionally qualified appraisers. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and knowledgeable, willing seller in an arm's length transaction at the date of valuation.

The value of the property was arrived at through the use of both Cost Approach and the Income Approach.

The Cost Approach is a process of estimating the reproduction cost, new or replacement cost, of the improvements, considering the prevailing market prices for material, labor, construction's overhead, profit and other charges, less allowance for physical depreciation and obsolescence. The value of the land is then added to arrive at an indication of the value of the property.

The Income Approach considers the resulting net income of the lease business operations of the mall including the parking fees and then capitalized in accordance with commensurate return on investment plus due allowance rate for depreciation to indicate the value of which the property can be duly offered under open market conditions.

In valuing the land, records of sales and offerings of similar lands were analyzed, and comparisons were made of such factors as location, size, shape, characteristics of the lot, and present and prospective use.

Duly noting the disparity of value indication, a weighted ratio correlation is applied, wherein the Income Approach to value is given dominant preference over that of the Cost Approach. The Cost Approach in this case cannot be entirely discarded since almost all of the depreciable assets are relatively brand new.



13. Deferred Pass-Through Fuel Costs and Other Noncurrent Assets

Deferred Pass-Through Fuel Costs

Deferred pass-through fuel costs represents the billed amounts for the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers (IPPs), First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" [see Notes 26 and 34(c)], due to the First Gas plant's dispatch below their stipulated capacity factors. As of December 31, 2005, First Gas has billed the Parent Company for a total of US$231 million, representing unconsumed gas for the years 2002-2004. Such unconsumed gas can be utilized over a period of 10 years up to 2014 and the Parent Company expects that the First Gas plants will be dispatched sufficiently to utilize the unconsumed gas within the prescribed 10-year period. Further, First Gas, in a letter dated January 20, 2006, informed the Parent Company that there is no unconsumed gas for the year 2005. This liability for unconsumed gas amounting to ₱13,031 million as of December 31, 2004, equivalent to the original amounts billed by First Gas, was presented as a noncurrent liability in the "Liability arising from deferred pass-through fuel costs" account in the 2004 consolidated balance sheet. Further, the Parent Company computed interest cost on this liability starting February 2003 equivalent to USD LIBOR plus 1%. Total interest expense for the year ended December 31, 2004 amounted to ₱364 million and is shown as part of "Interest and other financial expenses" account in the 2004 parent company statement of operations (see Note 28). The related liability for interest amounting to ₱518 million as of December 31, 2004 is shown as part of "Other noncurrent liabilities" account in the 2004 consolidated balance sheet.

The Parent Company's obligations to pay for unconsumed gas were deferred until the resolution of the dispute between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. On March 22, 2006, First Gas and the Gas Sellers signed settlement agreements to take effect upon satisfaction of certain conditions precedent, including among others, securing the Parent Company's consent. The Parent Company is currently reviewing the consent documents. Payment obligations of First Gas under the settlement agreements are passed on to the Parent Company in accordance with its power purchase agreements with First Gas.

Under the terms of the settlement agreements, the total claim of US$231 million is reduced to $148 million effective October 1, 2005, less a recognized credit on January 31, 2006 of US$13 million corresponding to gas consumption in excess of take-or-pay quantities for 2005. Further, the Parent Company shall pay interest on the reduced amount equivalent to 1-month USD LIBOR + 2% from the time these amounts were originally due until the effectivity of the settlement agreements. The liabilities shall be settled through quarterly payments starting in 2006 until 2009. Interest under the settlement agreements will be 3-month USD LIBOR + 4% starting October 1, 2005.

As a result of the settlement agreements, the "Liability arising from deferred pass-through fuel costs" has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability in accordance with the payment terms. On the other hand, the interest cost recognized by Company as of December 31, 2005 has been reduced to ₱883 million because of the reduction in the liability. This remaining liability corresponding to accrued interest is now based on the terms of the settlement agreements and is shown as part of "Trade and other payables" account in the 2005 consolidated balance sheet.



Total interest expense for the year ended December 31, 2005 amounted to ₱394 million and is shown as part of "Interest and other financial expenses" account in the 2005 consolidated statement of operations (see Note 28).

The noncurrent portion of the liability for unconsumed gas amounting to ₱4,121 million and ₱13,031 million as of December 31, 2005 and 2004, respectively, is shown as "Liability arising from deferred pass-through fuel costs" while the current portion amounting to ₱3,736 million as of December 31, 2005 is shown as part of "Trade and other payables" account in the consolidated balance sheets.

Other Noncurrent Assets

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Deferred foreign exchange loss (CERA II)	₱3,145	₱5,993
Noncurrent trade receivables of Rockwell - net of present value effect of ₱456 million in 2005	2,947	396
Deferred purchased power cost - net of current portion	1,385	6,000
Receivable from BIR - net of current portion [see Note 32(a)]	577	–
Available-for-sale investments (see Note 31)	294	264
Deferred system imbalance charges - net of allowance for probable disallowances of ₱399 million	–	–
Others	572	1,053
	₱8,920	₱13,706

a. Deferred CERA II

Deferred CERA II represents deferred foreign exchange losses that are billable to customers upon settlement of the principal amount of the foreign currency denominated debt.

b. Deferred purchased power cost

Deferred purchased power cost represents purchased power costs incurred by the Parent Company which is amortized over collection periods approved by the ERC. Based on these collection periods, current and non-current portion of the deferred purchased power cost is as follows:

	2005	2004
	(Amounts in Millions)	
Current [shown as part of "Unbilled trade receivables" account (see Note 15)]	₱3,282	₱3,377
Noncurrent - net	1,385	6,000
Total	₱4,667	₱9,377



Purchased power costs being charged by Quezon Power Philippines Ltd. (QPPL) include transmission line fee charges in connection with the Parent Company's transmission line agreement with QPPL. Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges pending ERC resolution of such disallowance. In an Order dated September 20, 2004, the ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of P843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, in 2004, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of National Power Corporation (NPC)". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million and for the year ended December 31, 2005 amounting to ₱231 million, was computed based on the said ERC Order.

Deferred purchased power cost billings in 2005 include the three-year amortization of ₱0.0875 per kwh starting April 2003 as approved by the ERC in its Decision on the Parent Company's rate unbundling case dated March 20, 2003 (ERC Case Nos. 2001-646 and 2001-900). This will be completed by March 2006. Also included is the amortization of the allowed portion of QPPL's transmission line fee amounting to ₱0.0207 per kwh. This is broken down into an amortization of ₱0.0127 per kwh which will be completed by May 2006 (May 29, 2003 Order on ERC Case No. 2001-383) and ₱0.0080 per kwh, to be completed by October 2006 (Sept. 20, 2004 Order on ERC Case Nos. 2001-383, 2001-646 and 2001-900). The accumulated VAT savings passed on as part of the mandated rate reduction for residential customers is being amortized over a 3-year period at ₱0.0246 per kwh per month (January 21 and June 2, 2004 Orders in ERC Case Nos. 2004-20 and 2004-112). The amortization will be completed by January 2007. Also included under deferred purchased power cost is the remaining amount for collection under the final GRAM Deferred Accounting Adjustment (DAA) approved by ERC on January 25, 2005 under ERC Case No. 2004-466 in the amount of ₱2,852 million. The amortization period for the final GRAM DAA will also be completed in January 2007.

c. Available-for-sale investments

Available-for-sale investments mainly consist of investment in Rockwell Leisure Club, Inc. (RLCI) amounting to ₱220 million in 2005 and ₱235 million in 2004.



d. Deferred system imbalance charges

The Parent Company withheld payment starting July 2001 of the 50% penalty on the energy charge imposed by NPC (TransCo starting October 2002) on the excess imbalance energy incurred by the Parent Company's IPPs. The Parent Company contested the 50% penalty because of its apparent application to the Parent Company's IPPs only. These charges amounted to ₱399 million as of December 31, 2003. Although the matter was raised to the ERC in a December 16, 2002 letter, there was no resolution of the issue.

Recovery from customers of the total withheld amount of ₱399 million covering the period July 2001 to October 2003 will be pursued by the Parent Company through an appropriate filing with the ERC. While the Parent Company still has to seek ERC approval on the recovery mechanism, the Parent Company made a provision for probable disallowances of the same amount in 2003.

14. Cash and Cash Equivalents

	2005	2004
	(Amounts in Millions)	
Cash on hand and in banks	**₱3,315**	₱2,690
Short-term investments	**10,766**	2,228
	₱14,081	₱4,918

Cash in banks earn interest at floating rates based on daily bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates. The fair values of cash and cash equivalents are ₱14,081 million and ₱4,918 million as of December 31, 2005 and 2004, respectively.

15. Trade and Other Receivables

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Trade		
Billed	**₱12,578**	₱11,036
Unbilled (see Note 13)	**16,432**	15,455
Trade receivables of subsidiaries - current portion (net of present value effect of ₱269 million in 2005)	**1,228**	2,312
Others (see Note 26)	**1,340**	1,098
	31,578	29,901
Less allowance for doubtful accounts	**695**	1,602
	₱30,883	₱28,299



Trade receivables are non-interest bearing. Trade receivables of the Parent Company are generally due ten days after presentation of bill.

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

16. Inventories

	2005	2004
	(Amounts in Millions)	
At net realizable value:		
Materials and supplies	**₱1,135**	₱865
Condominium units for sale	**95**	209
	₱1,230	₱1,074

The cost of materials and supplies amounted to ₱1,373 million and ₱1,097 million as of December 31, 2005 and 2004, respectively. Allowance for inventory obsolescence amounted to ₱238 million and ₱232 million as of December 31, 2005 and 2004, respectively.

The cost of condominium units for sale amounted to ₱103 million and ₱256 million as of December 31, 2005 and 2004, respectively.

The amount of provision for inventory obsolescence recognized as an expense is ₱16 million in 2005. No provision was made in 2004. This expense is included as part of operations and maintenance expenses, which is disclosed in Note 28.

17. Other Current Assets

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Creditable withholding taxes	**₱620**	₱1,273
Tax credit certificates [see Note 32(a)]	**317**	–
Advance payments to suppliers	**80**	70
Prepaid income tax [see Note 32(a)]	**–**	538
Others	**295**	79
	₱1,312	₱1,960



18. Stockholders' Equity

a. Common Stock

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Common stock - ₱10 par value		
Authorized:		
Class A - 648,000,000 shares		
Class B - 432,000,000 shares		
Issued - 998,529,142 shares in 2005 and 997,571,301 shares in 2004	**₱9,985**	₱9,976
Subscribed - 1,285,199 shares in 2004	–	13
	₱9,985	₱9,989

Movement of common stock follows:

	Number of Shares	
	2005	2004 (As restated - see Note 4)
Issued:		
Balance at beginning of year	**997,571,301**	997,473,465
Issuance of shares	**957,841**	97,836
Balance at end of year	**998,529,142**	997,571,301
Subscribed:		
Balance at beginning of year	**1,285,199**	1,787,996
Issuance of shares	**(957,841)**	(97,836)
Cancelled subscriptions	**(327,358)**	(404,961)
Balance at end of year	**–**	1,285,199

Authorized shares of common stock of the Parent Company which are listed at the Philippine Stock Exchange (PSE) are divided in two classes:

- Class "A" — Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and
- Class "B" — Comprising forty percent (40%) of the common stock, can be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Share Ownership Schemes

The Parent Company has a stock purchase plan under which awards to subscribe for the Parent Company's shares have been granted to employees and retirees (see Note 19).



b. Appraisal Increase in Utility Plant and Others and Share in Revaluation Increment of an Associate

Prior to adoption of PFRS, the asset revaluation reserve was used to record increases in the fair value of land and buildings and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in equity. The reserve could only be used to pay dividends in limited circumstances. Upon adoption of PFRS, no further increases in the reserve are expected as the Company opted to value its utility plant and others using the deemed cost. This reserve is reduced by the amount of depreciation on appraisal increase charged to operations and upon the disposal of an item of utility plant and others.

c. Retained Earnings

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Company's self-insurance requirements.

The Company's unappropriated retained earnings are restricted for dividend distribution to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

ii. Appraisal increase in utility plant and others and share in revaluation increment of subsidiaries and an associate totaling to ₱21,759 million and ₱21,953 million as of December 31, 2005 and 2004, respectively.

19. Share-Based Payment Plan

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and option to cancel the purchase prior to full payment of the purchase price.

During the ESOP 12th Offering ("Centennial Offering"), 8.5 million common shares were initially subscribed by employees and retirees of the Parent Company out of the remaining allocation of about 12 million common shares to the Plan. The grant date is December 31, 2003 and vesting date is February 28, 2007.



The following table illustrates the movements in number of shares subscribed for the ESOP 12th offering:

	2005	2004
Outstanding at the beginning of the year	8,442,630	8,494,786
Cancelled during the year	(149,608)	(46,570)
Redeemed during the year	(10,380)	(5,586)
Outstanding at the end of the year	8,282,642	8,442,630

It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

The fair value of equity-settled share options granted is estimated as at the date of grant using the Black-Scholes Option Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model:

Dividend yield (%)	0
Historical volatility (%)	50
Risk-free interest rate (%)	10.275
Expected life of option (years)	3.16
Weighted average share price on grant date (₱)	18.70

The expected life of the awards is based on the vesting period. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

20. Interest-Bearing Loans and Other Borrowings

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current:		
Long-term debt - current portion (a)	₱2,341	₱4,007
Preferred stock (c)	689	–
Long-term debt - classified as current (a)	–	19,822
	₱3,030	₱23,829
Noncurrent:		
Long-term debt - net of current portion (a)	₱18,568	₱2,163
Less unamortized debt issuance costs (b)	1,225	768
	17,343	1,395
Preferred stock (c)	1,896	–
	₱19,239	₱1,395



a. Long-term debt consists of:

	2005	2004
	(Amounts in Millions)	
Secured	₱20,899	₱25,977
Unsecured	10	15
	20,909	25,992
Less current portion	2,341	23,829
	₱18,568	₱2,163

	Interest Rate %	Maturity	2005	2004
			(In Millions)	
Parent Company				
US dollar term loan payable in quarterly installments	3 month LIBOR plus 5%	2011	₱8,578	₱9,572
US dollar term loans payable in semi-annual installments	6-9%	2012	5,346	6,348
Philippine peso term loan payable in quarterly installments	14.18%, 14.87% and 3-month MART plus 4%	2011	3,462	3,644
Japanese yen term loans payable in semi-annual installments	5.5% and 5.7%	2010	2,277	3,314
Euro availment under the Master Credit Agreement payable in equal semi-annual installments	5.56%	2010	169	247
US dollar availment under the Master Credit Agreement payable in semi-annual installments	6-month LIBOR plus 0.65%,	2009	173	236
CHF availment under the Master Credit Agreement payable in equal semi-annual installments	6-month LIBOR plus 0.7%	2010	88	130
Deutschmark term loans payable in semi-annual installments*	6.0%	2005	–	120
Philippine peso loans payable to government entities payable in quarterly installments	3.5%	2011	10	15
			20,103	23,626
Rockwell - Secured by Rockwell Assets				
LTCPs and bilateral loan	MART1 plus 2.2%	2007	470	470
Loans from various banks	8.9% - 14.5%	2009	336	1,182
Syndicated loan payable to a local bank	14.%; 91-day MART1 plus 2.75%	2005	–	714
			806	2,366
			20,909	25,992
Less current portion			2,341	23,829
			₱18,568	₱2,163

** Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

- Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Philippine peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured.

For the years ended December 31, 2005 and 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Parent Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Parent Company received similar waivers for 2004 last March 29 and April 4, 2005.

PAS 1, which is effective in 2005, requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. While the aforementioned waivers for the year 2005 were obtained within the prescribed period under PAS, the 2004 waivers were obtained after balance sheet date and therefore, the Parent Company's long-term debt amounting to ₱19,822 million is classified as current liabilities in 2004.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. The Parent Company has fully availed of its committed obligations under the MCA, amounting to the equivalent of US$12.49 million as of December 31, 2004 and there are no further committed obligations as of December 31, 2005.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC on September 5, 2003 which was approved provisionally by the ERC on January 9, 2004. Public hearings on the Parent Company's application have been completed and the Parent Company is awaiting the ERC's final decision.



The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

Year	Amount in Original Currency					Total
	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2006	$22.65	¥1,011.47	€0.54	CHF0.44	₱185.83	₱1,895.44
2007	40.89	1,011.47	0.54	0.44	549.91	3,227.88
2008	42.23	1,011.47	0.54	0.44	548.12	3,297.23
2009	51.75	1,011.47	0.54	0.44	729.74	3,984.27
2010 thereafter	108.00	1,011.47	0.54	0.44	1,457.39	7,698.23
Total	$265.52	¥5,057.35	€2.70	CHF2.20	₱3,470.99	
In equivalent pesos	₱14,096.46	₱2,277.32	₱169.62	₱88.66	₱3,470.99	₱20,103.05

- Rockwell

LTCPs and Bilateral Loan. The LTCPs are payable in 12 equal quarterly payments commencing at the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over Rockwell's investments in the "Power Plant" with a carrying value of about ₱3,000 million (see Note 12) as of December 31, 2005.

Loans from Various Banks. Loans from various local banks are loans with maturity of up May 2009 which have annual interest rates ranging from 8.94% to 14.5% in 2005 and 9.75% to 14.50% in 2004. Certain parcels of land with an estimated carrying value of ₱720.0 million have been assigned as security for these loans. Trade receivables amounting to ₱1.5 billion from the "Manansala" condominium project maturing in 2005 have been assigned as security for the said loan.

Syndicated Loan. The syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum, payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date of the loan to December 2005. This loan was fully paid on December 2, 2005.

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/5%.



Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amount *(In Millions)*
2006	₱446
2007	285
2008	50
2009	25
	₱806

b. Amortization of debt issuance costs amounting to ₱427 million and ₱147 million in 2005 and 2004, respectively, is presented as part of "Interest and other financial expenses" in the consolidated statements of operations (see Note 28).

c. Redeemable, nonconvertible preferred shares

Preferred stock, with a par value of ₱10, is nonparticipating, nonconvertible and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, payable as such interval as may be determined by the BOD. As provided for in the Articles of Incorporation of the Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Company, which was approved by the ERB, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities.

As of December 31, 2005, cumulative dividends on preferred stock that have not been declared or paid since the second quarter of 2003 amounted to approximately ₱629 million (shown as part of "Trade and other payables" account in the consolidated balance sheets, see Note 25).



Movement of preferred stock follows:

	Number of Shares	
	2005	2004
Balance at beginning of year	**229,531,445**	140,655,458
Issuance of shares	**34,723,898**	97,360,644
Redemption of shares	**(5,736,592)**	(8,484,657)
Balance at end of year	**258,518,751**	229,531,445

21. Customers' Deposits

	2005	2004
	(Amounts in Millions)	
Meter and bill deposits - net of current portion	**₱11,460**	₱10,449
Interests on meter and bill deposits - net of current portion	**6,713**	5,951
	₱18,173	₱16,400

Prior to the effectivity of the Magna Carta for Residential Electricity Consumers issued on June 17, 2004, the Guidelines to Implement Articles 7, 8, 14 and 28 of the Magna Carta for Residential Electricity Consumers issued on October 27, 2004 and the Distribution Services and Open Access Rules (DSOAR) issued on January 18, 2006, meter deposits cover 50% of the cost of the metering equipment. Upon effectivity of the Magna Carta and DSOAR, residential and non-residential customers are now exempt from the payment of meter deposits. In case of loss and/or damage to the electric meter due to the fault of the customer, the latter shall bear the full replacement cost of the meter. For residential customers, the meter deposit, including accrued interest, will be refunded in accordance with the schedule as set in said Guidelines Implementing Articles 7, 8, 14 and 28 of the Magna Carta. For non-residential customers, the DSOAR requires the Parent Company and the other distribution utilities (DUs) to submit a proposal to the ERC on the methodology and timeline for the refund of all existing meter deposits within ninety (90) days following its effectivity.

On the other hand, both the Magna Carta and DSOAR provide that residential and non-residential customers, respectively, must pay or submit a bill deposit to guarantee payment of bills equivalent to their estimated monthly billing. The amount of deposit shall be adjusted after one year to approximate the actual average monthly bills. A customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the bill deposit prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service, provided all bills have been paid.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
17 2006
BUREAU OF INTERNAL REVENUE
RECEIVED



With regard to the interest rate on customer deposits, the Implementing Guidelines of the Magna Carta for Residential Customers provide that the interest rate on meter deposits shall be at 6% for contracts of service entered into prior to the effectivity of the ERB Resolution No. 95-21 issued on August 3, 1995, and 10% thereafter. The said implementing guidelines are silent on interest rate on bill deposit prior to the effectivity of the ERB Resolution No. 95-21, however, the Parent Company's legal counsel opined that the same interest rate of 6% should apply as such rate was agreed upon in the service contract. Pursuant to the Magna Carta, when the Weighted Average Cost of Capital (WACC) becomes applicable, the rate of interest on bill deposit shall be equivalent to the interest incorporated in the WACC, otherwise, the rate shall be based on the prevailing interest rate on savings deposit as approved by the Bangko Sentral ng Pilipinas (BSP). In the case of non-residential customers, the DSOAR provides that the Parent Company shall pay interest on bill deposits at the rate equivalent to the prevailing interest rate for savings deposit as approved by the BSP.

Interests on meter and bill deposits are determined using the simple computation method. There is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, consequently, the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter. This is supported by the opinion of the Parent Company's external legal counsel.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the relevant ERC guidelines, are shown separately as part of "Trade and other payables" account in the consolidated balance sheets (see Note 25).

22. Provisions

Movements during the year are as follows:

	2005	2004
	(Amounts in Millions)	
Provisions for probable losses [see Note 2(b)]		
Balance, beginning of year	₱9,824	₱–
Provisions during the year	5,901	9,824
Balance, end of year	15,725	9,824
Provision for various tax assessments and claims against the Parent Company		
Balance, beginning of year	489	491
Provisions during the year (see Note 28)	783	–
Reversals during the year (see Note 28)	–	(2)
Balance, end of year	1,272	489
	₱16,997	₱10,313

Information on tax assessments and legal claims required by PAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position in relation to these assessments and claims.



23. Customers' Refund

This account refers to the refund discussed in Notes 2(c) and 4(F) and consists of:

	2005	2004
	(Amounts in Millions)	
Noncurrent portion:		
Gross refund amount	**₱14,458**	₱15,142
Less present value effect	**2,722**	–
	11,736	15,142
Current portion:		
Gross refund amount	**5,299**	5,409
Less present value effect	**1,512**	–
	3,787	5,409
	₱15,523	₱20,551

As discussed in Note 4, PAS 39 requires financial liabilities to be recognized initially at fair value and subsequently carried at amortized cost using effective interest rates. Accordingly, the present value effect on refund liability was recorded to comply with PAS 39. The Parent Company will continue to pay the full refund (originally ₱30,055 million, of which ₱10,298 million has been paid as of December 31, 2005) based on the SC decision dated April 30, 2003 wherein it did not provide for the payment of interest [see Note 2(c)].

The Parent Company implemented the refund in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential customers, who account for the Parent Company's lower income accounts. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kwh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kwh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kwh of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, involving refunds to commercial and industrial customers and all other customers not covered by Phases I - III, the Parent Company submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kw, flat streetlights and all government accounts. Phase IV-B will cover medium to extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kw.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006. The Parent Company further submitted to the ERC specific details on the implementation of Phase IV-B, which approved such proposal on June 29, 2005. However,



Revenue Regulation 8-2005 issued by the BIR in February 2005 stated that the refunds to Phase IV customers are income payments subject to creditable withholding tax. The creditable withholding tax is withheld on the gross amount of the refund at the following rates: 25% for customers with active contracts and 32% for customers with terminated contracts. The ERC allowed the Parent Company to defer the implementation of the refunds for Phase IV until BIR released its implementing guidelines and prepare for compliance with such guidelines.

The BIR implementing guidelines on the imposition of creditable withholding tax on the Phase IV refund was released in August 2005. The Parent Company had to re-adjust its existing refund system and procedures to comply with the guidelines of BIR, and therefore the actual implementation of the refund only commenced in the 4th quarter of 2005. Customers are required to submit complete documents to the Parent Company prior to the latter's release of their refund either through checks or monthly credit to bill. Once the customer is able to comply with the requirements, he will receive the refunds due him from the original start dates as approved by the ERC.

The ERC-approved amended refund schemes are as follows:

Customer	Customer Options	Refund Term
Phase IV-A Active	▪ 6 checks, or ▪ Fixed credit to bills with option to receive cash	▪ In equal amounts ▪ July 2005 to December 2006 ▪ Checks that are post-dated shall mature every quarter
Phase IV-A Terminated	▪ One check	▪ November 2006
Phase IV-B Active	▪ 21 checks or ▪ Fixed credit to bills with option to receive cash	▪ In equal amounts ▪ October 2005 to December 2010 ▪ Checks that are post-dated shall mature every quarter
Phase IV-B Terminated	▪ 21 checks, or ▪ 1 check	▪ Same as Phase IV-B Active, or ▪ June 2008

The Parent Company is currently implementing Phase IV in accordance with the ERC-approved scheme.

As of December 31, 2005, the balance of the refund (inclusive of the preset value effect) for each of the four phases is as follows:

Phase	Beginning Balance	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱420	₱23	₱32	₱365
II	350	28	14	308
III	1,092	101	596	395
IV	18,689	–	–	18,689
	₱20,551	₱152	₱642	₱19,757

Based on the Parent Company's implementation, customer refunds estimated to be made the following year amounting to ₱5,299 million (inclusive of the present value effect) is shown as part of current liabilities in the 2005 consolidated balance sheet.

24. Notes Payable

	2005	2004
	(Amounts in Millions)	
MIESCOR - Unsecured		
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2005 and 8% to 15% in 2004	₱384	₱423
CIS - Unsecured		
Philippine peso term loans with annual interest rates ranging from 8% to 13% in 2004	–	19
	₱384	₱442

25. Trade and Other Payables

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Trade accounts payable (see Note 26)	₱17,303	₱15,829
Accrued pension (see Note 29)	9,515	8,636
Current portion of liability arising from deferred pass-through fuel costs (see Note 13)	3,736	–
Payable to customers	1,085	1,085
Accrued interest on liability arising from deferred pass-through fuel costs (see Note 13)	883	–
Accrued taxes	842	827
Accrued interest on preferred stock (see Note 20)	629	–
Current portion of meter and service deposits (see Note 21)	502	521
Output VAT	486	–
Current portion of interest on meter and service deposits (see Note 21)	326	275
Customers' deposits	214	165
Advance payment received from pole rentals	167	250
Accrued interest on loans	128	211
Deposits from pre-selling of condominium units	–	762
Accrued expenses and other liabilities	3,702	4,123
	₱39,518	₱32,684



The following are the terms and conditions of the above financial liabilities:

- Trade payables are noninterest-bearing and are normally settled on 60-day terms. Other payables are noninterest-bearing and have an average term of six months.

- Interest payable is normally settled quarterly throughout the financial year.

Trade Accounts Payable
This account includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱80 million and ₱358 million in 2005 and 2004, respectively. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. Total claims of NPC and TransCo amounted to ₱1,173 million as of December 31, 2004 and are payable in three years starting February 2005. Total claims of Transco were paid in full in 2005. Remaining balance of the liability as of December 31, 2005 pertaining to NPC's claim amounted to ₱813 million. The noncurrent portion amounting to ₱733 million and ₱815 million in 2005 and 2004, respectively, is presented as part of "Other noncurrent liabilities" account in the consolidated balance sheets.

The claims of NPC and Transco are interest-bearing at 6% and 8.58%, respectively. Total interest expense for the year ended December 31, 2005 amounted to ₱128 million and is shown as part of "Interest and other financial expenses" account in the consolidated statements of operations.

Payable to Customers
On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/Reconsideration on ERC Case Nos. 2001-646 and 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates [see Note 33(a)].

26. Related Party Transactions

The following table provides the total amount of transactions, which have been entered into by the Company with related parties for the relevant financial year:

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
FGPC	Affiliate	2005	₱34,163	₱–	₱–	₱12,961
(see Notes 13 and 34)		2004	29,496	2,735	–	12,248
FGP Corp.	Affiliate	2005	16,856	–	–	5,883
(see Notes 13 and 34)		2004	13,437	2,010	–	5,260



Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 13)	Amounts Owed by Related Parties (see Note 15)	Amounts Owed to Related Parties (see Notes 13 and 25)
				(Amounts in Millions)		
Soluziona	Joint Venture	2005	₱293	₱–	₱4	₱–
		2004	276	–	3	5
GEPMICI	Associate	2005	349	–	–	31
		2004	225	–	–	2
Philippine Electric Corp. (PHILEC)	Affiliate	2005	366	–	–	–
		2004	360	–	–	23
Others	Affiliates	2005	115	–	303	–
		2004	109	–	334	–

FGPC, FGP Corp., and PHILEC are subsidiaries of First Phil. Holdings Corporation (FPHC), a shareholder.

The revenues and purchases from related parties are generally made at normal market prices. Outstanding balances at the year-end are unsecured, interest free [except those relating to deferred pass-through fuel costs (see Note 13)] and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Revenues. In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Purchases. Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). Purchases from related parties amounted to ₱52,142 million and ₱43,903 million in 2005 and 2004, respectively.

For the years ended December 31, 2005 and 2004, the Company has not made any significant provision for doubtful accounts relating to amounts owed by related parties. Allowance for doubtful accounts pertaining to related parties amounted to ₱286 million as of December 31, 2005 and 2004, respectively. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of Key Management Personnel of the Company

	2005	2004
	(Amounts in Millions)	
Short-term employee benefits	₱109	₱125
Long-term and retirement benefits	57	36
Share-based payment	2	2
Total compensation paid to key management personnel	₱168	₱163



27. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers effective June 2003. For the years ended December 31, 2005 and 2004, the Parent Company's billings had the following components (before intercompany elimination):

	2005	2004
	(Amounts in Millions)	
Generation charge	**₱112,234**	₱92,950
Transmission charge	**19,467**	21,481
System loss charge	**15,869**	11,507
Distribution charge	**16,569**	15,917
Supply charge	**5,608**	5,742
Metering charge	**2,840**	2,851
CERA	**559**	558
Power act reduction	**(1,261)**	(1,561)
Inter-class, lifeline subsidy and others	**(868)**	(1,216)
Total electric revenues	**171,017**	148,229
Reversal of operations maintenance and transmission loss recovery charges (see Note 25)	**–**	(859)
	₱171,017	₱147,370

On September 28, 2005, the ERC issued the Guidelines for the Adjustment of Transmission Rates by Distribution Utilities. The Guidelines prescribe a prospective annual adjustment of transmission charges to reflect changes in the cost of transmission and ancillary services. The guidelines did not address current and accumulated over or under recoveries in the collection of the transmission charge. The ERC also approved on November 23, 2005, the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the System Loss Rate by Distribution Utilities. Following this guideline, the Parent Company implemented the recovery of ₱284 million in unbilled system loss charges starting with the February 2006 billing month. The recovery is being implemented over a period of 17 months or until such time that the amount has been collected.

On July 8, 2005, the ERC promulgated the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the Lifeline Rates by Distribution Utilities. While the guidelines preserve the percentage discounts for lifeline users, it provides distribution utilities the mechanism to adjust the lifeline subsidy rate to non-lifeline users to ensure that the grant of lifeline subsidies is revenue-neutral for the distribution utility. On August 3, 2005, the ERC also promulgated the Guidelines for the "True-Up" Mechanism of the Over or Under Recovery in the Implementation of Inter-Class Subsidy Removal by Distribution Utilities. This is to ensure that any over or under recovery is returned or collected from customers as the case may be. Implementation of this mechanism is deferred until the implementation of the final step of inter-class subsidy removal in November 2006.



28. Expenses

Operations and Maintenance

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Salaries, wages and employee benefits	₱4,111	₱4,485
Contractors' services	2,164	1,821
Pension cost (see Note 29)	1,581	1,388
Provision for (reversal of) various tax assessments and legal claims - net (see Note 22)	783	(2)
Materials and supplies	293	255
Transportation and travel	292	340
Provision for doubtful accounts	195	–
Corporate expenses	113	53
Property insurance	91	37
Others	692	878
	₱10,315	₱9,255

Salaries, wages and employee benefits

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Wages and salaries	₱3,979	₱4,364
Social security costs	81	75
Expense of share-based payments	28	29
Post-employment benefits other than pensions	23	17
	₱4,111	₱4,485

Cost of contracts and services

	2005	2004
	(Amounts in Millions)	
Salaries, wages and employee benefits	₱348	₱308
Contractors' services	230	253
Materials and supplies	157	144
Gas and oil	–	6
Others	97	160
	₱832	₱871



Interest and other financial expenses

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Interest expense and financial charges on loans and other payables (see Note 25)	₱2,719	₱2,597
Interest expense on customers' deposits (see Note 21)	942	958
Interest expense on deferred pass-through fuel costs (see Notes 13 and 26)	394	364
Amortization of debt issue costs (see Note 20)	427	147
Others	22	68
	₱4,504	₱4,134

Interest and other income

	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
Interest income	₱1,278	₱494
Tax refund [see Note 32(a)]	894	–
Dividend income and others	108	162
	₱2,280	₱656

CERA II revenue

This account includes unbilled portion amounting to ₱1,505 million in 2005 and ₱350 million in 2004.

Foreign exchange losses - net

This account includes foreign exchange gains and losses arising from monetary assets and liabilities other than foreign currency-denominated long-term debt. Foreign exchange loss related to CERA II amounted to ₱2,934 million in 2005 and ₱1,330 million in 2004.

Provision for (recovery of) probable losses on disallowed receivables (see Note 13)

	2005	2004
	(Amounts in Millions)	
Provisions for estimated disallowed transmission line fee charges	₱231	₱284
Recovery of estimated disallowed transmission line fee charges	–	(499)
	₱231	(₱215)



29. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

The Parent Company also provides certain additional post-employment benefits upon retirement.

The following table summarizes the components of net pension expense of the Parent Company recognized in the statement of operations and the funded status and amounts recognized in the consolidated balance sheets for the respective plans.

Net Pension Expense (recognized in operations and maintenance expenses)

	2005	2004
	(Amounts in Millions)	
Current service cost	**₱434**	₱407
Interest cost on benefit obligation	**1,421**	1,292
Expected return on plan assets	**(279)**	(323)
Past service cost	**1**	1
Net actuarial loss (gain) recognized during the year	**–**	–
Net benefit expense (see Note 28)	**₱1,577**	₱1,377
Actual return on plan assets	**(₱81)**	₱136

Pension Liability

	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	**₱12,851**	₱11,845
Fair value of plan assets	**(3,064)**	(3,494)
Unrecognized net actuarial gains (losses)	**(286)**	74
Unrecognized past service cost	**(7)**	(8)
Benefit liability	**₱9,494**	₱8,417

Changes in the present value of the defined benefit obligation are as follows:

	2005	2004
	(Amounts in Millions)	
Opening defined benefit obligation	**₱11,845**	₱10,765
Interest cost	**1,421**	1,292
Current service cost	**434**	406
Benefits paid	**(849)**	(790)
Actuarial losses (gains) on obligation	**–**	172
Closing defined benefit obligation	**₱12,851**	₱11,845



Change in the fair value of plan assets are as follows:

	2005	2004
	(Amounts in Millions)	
Opening fair value of plan assets	**₱3,494**	₱3,540
Actual return	**(81)**	136
Contributions by employer	**500**	608
Benefits paid	**(849)**	(790)
Fair value of plan assets, December 31	**₱3,064**	₱3,494

The Parent Company expects to contribute ₱500 million to its defined benefit pension plan in 2006.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2005	2004
	(Percentage)	
Equity and debt securities	**73**	78
Real properties	**24**	19
Receivables	**2**	1
Cash	**1**	2
	100	100

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

The principal assumptions used in determining pension obligations for the Parent Company's plans are shown below:

	2005	2004
	(Percentage)	
Discount rate	**12.00**	12.00
Expected rate of return on assets	**8.00**	9.11
Future salary increases (range)	**7.00 - 8.50**	7.00 - 8.00

Amounts for 2005 and 2004 are as follows:

	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	**₱12,851**	₱11,845
Plan assets	**(3,064)**	(3,494)
Deficit	**(9,787)**	(8,351)
Experience adjustments on plan liabilities	**–**	172



Rockwell has an unfunded, noncontributory defined benefit pension plan covering all regular and permanent employees.

Rockwell has also agreed to provide certain additional long-term employee benefits to all of its employees upon retirement. These benefits are unfunded.

The following tables below summarize the components of Rockwell's net pension expense recognized in the statements of operations and funded status:

Net Benefit Expense

	2005	2004
	(Amounts in Millions)	
Current service cost	**₱2**	₱2
Interest cost	**2**	2
Actuarial loss (gain)	**–**	–
Net benefit expense	**₱4**	₱4

Changes in the present value of obligation:

	2005	2004
	(Amounts in Millions)	
Benefit obligation at beginning of year	**₱15**	₱16
Current service cost	**2**	2
Interest cost	**2**	2
Actuarial gain	**–**	(5)
Benefit obligation at end of year	**₱19**	₱15
Funded status	**₱19**	₱15
Unrecognized net actuarial gain	**2**	2
Accrued benefit cost	**₱21**	₱17

The rates used to determine pension obligations as of December 31, 2005 and 2004 are as follows:

	2005	2004
	(Percentage)	
Discount rate	**13.38**	11.35
Rate of increase in compensation	**10.00**	10.00

MIESCOR has a defined contribution benefit plan.

On a consolidated basis, pension costs and other long-term employee benefits amounted to ₱1,581 million in 2005 and ₱1,388 million in 2004.



30. Financial Risk Management Objectives and Policies

The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, cash and short-term investments. The main purpose of these financial instruments is to finance the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Parent Company also enters into derivative transactions, principally interest rate swaps. The purpose is to manage the interest rate risks arising from its sources of finance.

The main risks arising from the Parent Company's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk, commodity price risk and credit risk. The related policies for managing each of these risks are summarized below.

Cash Flow Interest Rate Risk

The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's long-term debt obligations.

The Parent Company's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Parent Company also enters into interest rate swaps, in which the Parent Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designed to minimize the Parent Company's exposure to interest rate risk in debt obligations. As of December 31, 2005, approximately 23% of the Parent Company's borrowings are at a fixed rate of interest.

Rockwell's policy is to source loans with fixed interest rates whenever it's available.

The following table sets out the amount (exclusive of debt issuance costs), by maturity, of the Company's financial liabilities (bank loans and interest rate swaps) that are exposed to interest rate risk:

	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
2005 Fixed Rate							
Parent Company	₱604	₱834	₱834	₱948	₱948	₱458	₱4,626
Rockwell	–	48	–	150	–	–	198
2005 Floating Rate							
Parent Company	1,291	2,394	2,464	3,036	2,734	3558	15,477
Rockwell	186	422	–	–	–	–	608
Miescor	384	–	–	–	–	–	384
2004 Fixed Rate							
Parent Company	832	708	938	938	1,052	1,512	5,980
Rockwell	179	–	48	–	150	–	377



	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
2004 Floating Rate							
Parent Company	₱1,373*	₱1,367	₱2,527	₱2,602	₱3,205	₱6,640	₱17,714
Rockwell	1,005	562	422	–	–	–	1,989
Miescor	423	–	–	–	–	–	423
CIS	19	–	–	–	–	–	19

* *Amount inclusive of ₱68 million mark-to-market loss on interest rate swap.*

Interest on financial liabilities classified as floating rate is repriced at intervals of less than one year. Interest on financial liabilities classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are noninterest-bearing or have no fixed or determinable maturity.

Foreign Currency Risk
The Parent Company's exposure to foreign currency risk is somewhat mitigated by the CERA [see Note 13(a)].

As a result of significant marketing operations in the United States, Rockwell's balance sheet can be affected significantly by movements in the US$/Euro exchange rates. It is Rockwell's policy to limit its US$-denominated sales contracts just to match the US$-denominated component of its construction costs.

Commodity Price Risk
The Parent Company's exposure to price risk is minimal. The cost of fuel is part of the Parent Company's generation cost that is recoverable from the customers through the Parent Company's generation charge.

Being in the property development business, Rockwell is exposed to fluctuations in prices of major construction materials such as cement and steel. As a policy, Rockwell manages its construction costs by entering into fixed price contracts as well as direct procurement of materials and by doing value engineering, whenever possible.

Credit Risk
The Company trades only with recognized, creditworthy third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets and certain derivative instruments, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Company.



Liquidity Risk
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of available instruments.

31. Financial Instruments

Fair Values
Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

	Carrying Amount		Fair Value	
	2005	2004	**2005**	2004
	(Amounts in Millions)			
Financial Assets:				
Cash and cash equivalents	**₱14,081**	₱4,918	**₱14,081**	₱4,918
Trade and other receivables	**30,883**	28,299	**30,421**	28,086
Available-for-sale investments	**294**	264	**294**	264
Total Financial Assets	**₱45,258**	₱33,481	**₱44,796**	₱33,268
Financial Liabilities:				
Trade and other payables	**₱39,518**	₱32,684	**₱39,518**	₱32,684
Interest-bearing loans and other borrowings*:				
Floating rate borrowings	**15,144**	19,726	**16,503**	20,122
Fixed rate borrowings	**4,540**	6,284	**5,157**	7,069
Preferred stock	**1,896**	2,295	**1,896**	2,295
Interest rate swap	**–**	68	**–**	68
Estimated liability for project development	**2,733**	692	**2,742**	638
Customers' deposits	**18,173**	16,400	**18,173**	16,400
Customers' refund	**15,523**	20,551	**15,523**	20,551
Total Financial Liabilities	**₱97,527**	₱98,700	**₱99,512**	₱99,827

**Inclusive of debt issuance costs*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents and trade and other payables. Due to the short-term nature of transactions, the fair values of these instruments approximate the carrying amount as of balance sheet date.

Trade and other receivables and estimated liability for project development. The fair values of long-term trade and other receivables have been calculated by discounting the expected future cash flows at prevailing MART 1 rate plus a spread.

Available-for-sale investments. The fair values were determined by reference to market bid quotes as of balance sheet date.



Interest-bearing loans and other borrowings. The fair values were computed by discounting the expected future cash flows using the prevailing LIBOR, MART1, EURIBOR and JIBOR rates plus a spread, as applicable.

Interest rate swap. The fair values were determined as the present value of estimated future cash flows as confirmed by counterparty bank.

Derivative Instruments
As of December 31, 2005, the Company has no outstanding freestanding derivative contracts. The net realized gain (loss) that was recognized in profit or loss for 2005 amounted to ₱41 million.

As of December 31, 2004, the Parent Company has outstanding interest rate swap agreements totaling $46 million with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company also has an amortizing swap agreement entered into in 2000 with an original notional amount of $50 million which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $20 million. Also in 2000, the Parent Company has an amortizing trigger interest rate swap with an original notional amount of $40 million which fixed the interest rate at 6.42% with a trigger at 7%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $16 million.

The Parent Company has bifurcated embedded currency forwards noted in various purchases and service agreements denominated in US$, Euro and various currencies. These agreements represent only around 1% of the Parent Company's trade payables. As of December 31, 2005, the US$ agreements amounted to $7 million while the US$ and Euro-denominated agreements were $4 million and EUR1.5 million, respectively, as of January 1, 2005.

The net unrealized gains recognized in profit or loss as of December 31, 2005 for outstanding embedded derivatives amounted to ₱12 million. Net realized gain from embedded derivatives that matured in 2005 amounted to ₱6 million.

32. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 2(c), the Parent Company has effectively overpaid income taxes estimated at ₱8,972 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. For this reason, the Parent Company exercised its right to amend its income tax returns for the years 1999 and 2002 to



reflect the correct amount of income tax which was well within the three (3) year reglementary period to amend. As of December 31, 2002, total overpayment of income tax resulting from the amendment of 1999 and 2002 income tax returns amounted to ₱1,621 million. Such overpayment was fully utilized as of December 31, 2005.

On November 27, 2003, the Parent Company filed a Claim for Income Tax Refund with the BIR pertaining to taxable years 1994 to 1998, 2000 and 2001 amounting to ₱7,107 million. Pursuant to such, various Letters of Authority were issued by the BIR during the year 2004 to effect examination of books and validate the propriety of claim. The audit was finally concluded in 2005 wherein the BIR established that the refundable amount is ₱6,690 million but denied the same on ground of prescription of claim except the claim amount of ₱894 million for the year 2001 which was recognized by the BIR as having been filed on time. The BIR will refund this amount to the Parent Company through issuance of Tax Credit Certificate (TCC) proportionate to its actual refund to utility customers. Such refund is shown as part of "Interest and other income" account in the 2005 consolidated statement of operations (see Note 28). Based on actual refund as of July 2005, TCC amounting to ₱317 million was issued on October 5, 2005. Unissued TCCs as of December 31, 2005 amounted to ₱577 million (see Note 13).

Pending audit by the BIR and to avoid the setting in of prescription to file claim in the Court of Tax Appeals (CTA), the Parent Company filed a Petition in the CTA assailing the denial by the BIR of its tax refund claim in the same amount of ₱7,107 million. The Parent Company amended the petition to reflect the audited refundable amount of ₱6,690 million less the ₱894 million the BIR granted for the year 2001. The Solicitor General filed the answer for the BIR. The case is pending proceeding in the CTA.

On February 3, 2006, the Parent Company filed a letter-request with BIR seeking a ruling or confirmation that the refund of rollback rates by the Parent Company to its customers as a consequence of the decision of the Supreme Court, are deductible from gross income as ordinary and necessary business expenses under Section 34(A)(1) of the National Internal Revenue Code (NIRC) of 1997. In the event that the ruling is favorable to the Parent Company, it will perforce withdraw the petition filed with the CTA corresponding to the amounts that will be allowed as business expense deduction.

The major components of income tax benefit for the years ended December 31, 2005 and 2004 are:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current income tax -		
Current income tax charge	₱2,727	₱1,186
Deferred income tax:		
Relating to origination and reversal of temporary differences	(3,552)	(2,504)
Change in tax rate	(690)	–
Income tax benefit reported in the consolidated statements of operations	(₱1,515)	(₱1,318)



For purposes of computing income tax, certain income and expenses are not allowed. As a result, the Parent Company reported a taxable income of ₱7,843 million and ₱3,594 million for the years ended December 31, 2005 and 2004, respectively.

Deferred Income Tax

Deferred income tax as of December 31 relates to the following:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Deferred tax liabilities:		
Appraisal increase in utility plant and others	₱9,077	₱9,950
Depreciation method differential	3,011	3,243
Present value of customers' refund	1,482	–
Liability related to CERA (see Note 13)	1,101	1,918
Capitalized duties, taxes and interest deducted in advance	892	969
Capitalized interest	812	845
Net book value of capitalized/realized foreign exchange loss	217	245
Excess of effective interest rate amortization over straight-line amortization of debt issue costs	191	–
Others	446	162
	17,229	17,332
Deferred income tax assets:		
Provisions [see Note 2(b)]	5,949	3,300
Unfunded pension cost and unamortized past service cost	3,290	3,081
CERA (see Note 13)	1,101	1,918
Unrealized foreign exchange loss due to change in base rate	927	848
Decrement of fixed assets	406	341
Accrued liability on interest on deferred pass-through fuel cost	309	166
Allowance for probable disallowances of receivables	296	196
Allowance for doubtful accounts	229	496
Allowance for inventory obsolescence	83	73
Others	251	340
	12,841	10,759
	₱4,388	₱6,573

As of December 31, 2005 and 2004, there was no recognized deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Parent Company's subsidiaries, associate and joint venture, as:

- the Parent Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;



- the Parent Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date; and

- the joint venture of the Parent Company cannot distribute its profits until it obtains the consent of the Parent Company. The Parent Company does not foresee giving such consent at the balance sheet date.

The temporary differences associated with investments in subsidiaries, associates and joint venture, for which deferred tax liability has not been recognized amounted to ₱1,252 million and ₱1,184 million as of December 31, 2005 and 2004, respectively.

There are no income tax consequences attaching to the payment of dividends by Company to its shareholders.

A reconciliation between the provision for income tax computed at statutory income tax rate using tax rates of 32% for period starting from January 1 to October 31 and 35% for period starting from November 1 to December 31 in 2005 and 32% in 2004, and provision for income tax as shown in the consolidated statements of operations is as follows:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Income tax computed at statutory tax rate	(₱560)	(₱986)
Income tax effects of:		
Change in tax rates	(690)	–
Nontaxable income	(290)	–
Nondeductible interest expense	187	71
Interest income subjected to a lower final tax rate	(181)	(149)
Equity in net earnings of investees	(46)	(71)
Others	65	(183)
	(₱1,515)	(₱1,318)

As of December 31, 2005, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2003	2006	₱10	₱20
2004	2007	59	20
		₱69	₱40

Of the total shown in the above table, NOLCO and MCIT amounting to ₱69 million and ₱6 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.



NOLCO applied as deduction from normal taxable income amounted to ₱3 million in 2005. Expired NOLCO and MCIT amounting to ₱19 million and ₱5 million, respectively, were written off during the year.

On May 24, 2005, the President signed into law RA No. 9337 amending certain provisions of the NIRC of 1997, as amended, which took effect on July 1, 2005, introducing the following changes:

i. RCIT rate for domestic corporations and resident and non-resident foreign corporations is increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. RCIT rate shall be applied on the amount computed by multiplying the number of months covered by the new rate within the fiscal year by the taxable income of the corporation for the period, divided by 12 months.

ii. Power of the President upon the recommendation of the Secretary of Finance to increase the rate of value added tax (VAT) to 12% (from 10%), after any of the following conditions has been satisfied:

- VAT collection as a percentage of gross domestic product (GDP) of the previous year exceeds two and four-fifth percent (2 4/5%); or

- National government deficit as a percentage of GDP of the previous year exceeds one and one-half percent (1 1/2%).

On January 31, 2006, a Revenue Memorandum Circular No. 7-2006 was issued approving the recommendation of the Secretary of Finance to increase VAT to 12% (from 10%) effective February 1, 2006.

iii. Input VAT on capital goods should be spread evenly over the useful life or 60 months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds ₱1.0 million.

iv. Input VAT credit shall not exceed output VAT, otherwise, VAT liability before withholding VAT credits shall be computed equivalent to 30% of output VAT.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.



In accordance with RA No. 9337, the Parent Company no longer collects the national franchise tax of 2% on electricity consumptions starting November 1, 2005. The same law prescribes the collection of VAT on electricity generation, transmission, distribution, and supply. Implementation of the VAT on customers' bills is in accordance with ERC Resolution No. 20, Series of 2005 which prescribes the Guidelines Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Electric Power Industry.

33. Contingencies

a. Contingent assets

(1) As of December 31, 2005, the Parent Company has a contingent asset amounting to ₱4,122 million consisting of underrecoveries for Transmission Charge of ₱3,316 million and for System Loss Charge of ₱806 million. These underrecoveries accumulated in the absence of an adjustment mechanism for these two charges when the unbundled rates were implemented.

While an automatic adjustment mechanism for the system loss charge was authorized by the ERC for implementation starting November 2004, the guidelines prescribing a recovery mechanism for the underrecoveries on the system loss charge for prior periods promulgated by the ERC on November 23, 2005 became effective only on January 12, 2005.

Based on these guidelines, the Parent Company can already start recovery of ₱284 million in unbilled system loss charges. Implementation of the recovery is through a ₱0.0084 per kwh adjustment to the system loss charge for all consumptions starting with the Parent Company's February 2006 billing and to continue until the amount is fully collected.

While the Guidelines on the Adjustment of Transmission Rates by Distribution Utilities were already promulgated last September 28, 2005, the said guidelines do not prescribe a recovery mechanism for the underrecoveries in transmission charges for prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,107 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents. The BIR examination resulted to net income tax refund of ₱6,690 million subject to a resolution of the issue on prescription which is being heard by the CTA. The BIR allowed the Parent Company an income tax refund for the year 2001 of ₱894 million. The Parent Company amended its Petition in the CTA to reflect the recoverable amount established by the BIR.




LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE

b. Contingent liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now on appeal with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover all types of tax assessments by LGUs, excluding the local franchise tax. The first and only hearing on the application was conducted on May 23, 2005. The case is still pending approval by the ERC. The Parent Company believes that with such a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome (1) and (2) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(3) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Parent Company's financial position and results of operations.



b. Contingent liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now on appeal with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover all types of tax assessments by LGUs, excluding the local franchise tax. The first and only hearing on the application was conducted on May 23, 2005. The case is still pending approval by the ERC. The Parent Company believes that with such a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (1) and (2) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the consolidated financial statements.

(3) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Parent Company's financial position and results of operations.



34. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

Settlement Agreement
On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱42,157 million as of December 31, 2005 and 2004. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amounts as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills nor did it set up a corresponding receivable from its customers.

Meanwhile, on March 24, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱9,787 million for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

Following a mediation process undertaken between March to June 2003, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,515 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003 plus the quantity it intends to buy until December 31, 2004 with the IPPs being dispatched at contract levels. This amount is subject to adjustment from the date of signing based on the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Parent Company's existing franchise areas, totaling ₱7,465 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment.



The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs, thereby ensuring the dispatch of the Parent Company's IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

In a joint compliance to the ERC dated January 20, 2006, the Parent Company and the NPC showed that since the Parent Company's actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by the ERC has been reduced from ₱20,050 million to ₱14,320 million.

Hearings on the joint application have already been completed and the case is now for resolution by the ERC.

Transition Supply Contracts

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA No. 9136. In an Order dated January 4, 2005, the ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC/Power Sector & Liabilities Management Corporation (PSALM) engaged in numerous negotiations for the TSC in 2005, but failed to reach a mutually acceptable agreement. Because of the impasse in the TSC negotiations, the ERC issued a Decision on November 7, 2005 promulgating an Economic Dispatch Protocol that will govern the dispatch of all generating units in the Luzon Grid (i.e., covering NPC's plants and IPPs and the Parent Company's IPPs) during the TSC period. In the Decision, the ERC gave the parties until December 9, 2005 to submit a TSC. This deadline was extended to January 20, 2006 in a subsequent Order by the ERC dated December 15, 2005.



Following a Motion for Extension of Time filed by NPC/PSALM on January 20, 2006, the ERC granted an additional 90 days for the parties to file their duly executed TSC with the ERC. It also directed the parties, as well as TransCo, to "maintain the status quo with regard to any service that they are rendering in order to prevent any power service interruptions that may be related to the issues being resolved..." On February 9, 2006, NPC/PSALM filed a Motion for Reconsideration of the ERC's Order dated December 15, 2005, specifically pertaining to the term of the contract, firm volume commitments on the part of the Parent Company, the imposition of minimum/premium charges, and redispatch procedures. It also asked the ERC to hold in abeyance the 90 day extension granted pending the resolution of the issues. The Parent Company filed its comments on NPC's Motion for Reconsideration on March 16, 2006.

Total purchased power from NPC amounted to ₱62,235 million and ₱46,694 million for the years ended December 31, 2005 and 2004, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo as of December 31, 2005 and 2004 amounted to ₱16,677 million and ₱17,499 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with IPPs, FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.



In compliance with Section 33 of EPIRA which mandates distribution utilities seeking to recover their stranded costs to mitigate their potential stranded costs by making "reasonable best efforts" to reduce the costs of their existing contracts with IPPs, the Parent Company took the steps in renegotiating its contracts with QPPL, FGPC, and FGP Corp. To make the contract review process transparent and to ensure that the renegotiations were done at arm's length, the Parent Company's Board of Directors created a three-man Independent Review Committee then composed of Messrs. Margarito Teves, Carlos Dominguez and Emilio Vicens.

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity factor level. The signed Amendment was submitted to the ERC for approval on March 12, 2004. Public hearings have been completed and the Amendment has been submitted to the ERC for its decision.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱51,019 million and ₱42,933 million for the years ended December 31, 2005 and 2004, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.



The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of, the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. These negotiations led to the filing of an amendment to the contract (Amendment No. 3) at the ERC. However, due to certain concerns raised by the ERC, this petition was withdrawn by the Parent Company on March 4, 2003.

Despite the withdrawn filing in 2003, the Parent Company continues to hold negotiations with QPPL on the amendment of the contract and the settlement of the transmission line issue.

The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to the ERC for approval.

Total power purchased from QPPL amounted to ₱15,658 million (including transmission line costs of ₱1,858 million) and ₱13,851 million (including transmission line costs of ₱1,893 million) for the years ended December 31, 2005 and 2004, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.



On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate ("blended rate") took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Parent Company. On November 22, 2004, the ERC permanently approved the blended rate for Duracom but advised the Parent Company and Duracom to renegotiate the pricing scheme, taking into consideration Duracom's true cost as an embedded generator.

Pursuant to the ERC's directive in its November 22, 2004 Decision, the Parent Company filed an application for the amendment and interim extension of the contract with Duracom on January 17, 2006. The amended contract seeks to change the basis for Duracom's rate from the weighted average of the Parent Company's purchased power cost from NPC, QPPL, FGPC and FGP Corp., to NPC's Time-of-Use (TOU) Rates. The contract extension is only up to December 25, 2006 or until the Parent Company and Duracom have agreed to a sign a new contract altogether, whichever comes first. The TOU-based rates are intended to provide rate relief to Duracom, which, being an oil-fired power plant, has been severely affected by the worldwide increases in the price of oil. The only hearing on the case was held last February 16, 2006 and the application is now submitted for decision of the Commission.

Details of purchased power follow:

	2005	2004
	(Amounts in Millions)	
NPC	**₱62,235**	₱46,694
FGPC and FGP Corp.	**51,019**	42,933
Transco	**16,677**	17,499
QPPL	**15,658**	13,851
Duracom and others	**3,276**	3,624
	₱148,865	₱124,601

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009	14,297	67,797
2010 & onwards	218,180	1,033,006

** Based on MEQ rates*

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA No. 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of



Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA No. 9136 empowers ERC to amend the system loss caps set by RA No. 7832. In an Order dated November 16, 2005, the ERC moved the filing of the proposed caps to April 30, 2006.

f. Operating Lease Commitments

Rockwell has entered into commercial property leases on its investment property portfolio. These noncancellable leases have remaining terms of between one and two years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Rockwell has existing lease agreements for its condominium units held for lease ranging from one to two years, renewable upon mutually acceptable terms. Total lease revenue amounted to ₱1 million in 2005 and ₱10 million in 2004.

g. Capital Commitments

Rockwell entered into a contract in relation to the construction of the "Manansala" condominium project for superstructure works with SKI and FPBB. The contract amounted to a fixed fee of ₱1,700 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and was completed in December 2005. Total payments made to SKI and FPBB amounted to ₱1,600 million as of December 31, 2005.

Rockwell entered into a contract with A.B. Ison Pilot Construction and Trading Corporation for the bulk excavation work of the Joya condominium project. The contract sum for the work amounted to ₱29 million, inclusive of all local and national taxes, overhead, and cost of labor and materials and all costs necessary for the proper execution of the work. Excavation work started in August 2004 and was completed in February 2005.

In 2005, Rockwell entered into a contract with Hilmarc's Construction Corporation for the substructure works of the Joya condominium project at a fixed sum of ₱2,562 million, inclusive of all pertinent local and national taxes, cost of labor and materials, overhead, and all costs necessary for the proper execution of the work. Substructure works started in March 2005 and is expected to be completed in June 2008.

35. Loss Per Share

Loss per share is calculated by dividing the net loss for the period attributable to common shareholders less dividends on preferred shares by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted loss per share, the net loss attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average



number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions Except Shares and Per Share Data)	
Net loss attributable to equity holders of the Parent (a)	₱350	₱1,881
Shares:		
Weighted average common shares - beginning	1,009,043,198	999,261,461
Additional (cancelled) subscriptions (see Note 20)	(152,141)	8,089,825
Weighted average common shares - basic (b)	1,008,891,057	1,007,351,286
Number of shares under option (see Note 19)	4,152,806	4,000,665
Weighted average number of shares that would have been issued at fair value	(3,907,296)	(2,308,753)
Adjusted weighted average common shares - diluted (c)	1,009,136,567	1,009,043,198
Per Share Amounts:		
Basic loss per share (a/b)	₱0.347	₱1.867
Diluted loss per share (a/c)	₱0.347	₱1.867

The effect of the exercise under the Employee Stock Ownership Plan (see Note 19) is anti-dilutive for the years ended December 31, 2005 and 2004. Accordingly, diluted EPS is the same as basic EPS.

36. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II.

Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2005 and 2004, translated to peso at the following exchange rates:

	2005	2004
US Dollar	53.0900	56.2800
Japanese Yen	0.4503	0.5460
Euro	62.8207	76.6019
Swiss Francs	40.3000	49.6488



	2005				2004	
	Foreign Currency				Peso Equivalent	
	US Dollar	Japanese Yen	Euro	Swiss Francs		
	(Amounts in Millions)					
Monetary assets	$336	¥–	€–	CHF–	₱17,880	₱14,828
Monetary liabilities	645	5,057	3	2	36,791	38,747
Net	$309	¥5,057	€3	CHF2	₱18,911	₱23,919

b. RA No. 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The IRR were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

Following the enactment of EPIRA in June 2001, the implementation of its various provisions continued in 2005.

Distribution Wheeling Rate Guidelines. In accordance with the authority given to the ERC by Sec. 43 of EPIRA to "adopt alternative forms of internationally-accepted rate-setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate-fixing scheme more commonly known as performance-based ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance and capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.



Last January 14, 2005, the Parent Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. (CEPALCO) and Dagupan Electric Corporation (DECORP).

The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities shall file to the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Wholesale Electricity Spot Market. The year 2005 also saw the Philippine Electricity Market Corporation, or PEMC, finalizing its preparations for the commercial operations of the wholesale electricity spot market, or WESM, as envisioned by Sec. 30 of EPIRA.

To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Parent Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures. For its governance structure, the PEMC Board is selecting members to the committees that will assist it in overseeing the operation of the WESM. These committees include the Market Surveillance Committee, Dispute Resolution Administrator, Rules Change Committee, Technical Committee, and the PEM Auditor.

Presently, the PEMC and the DOE are seeking regulatory approval of key market rules, particularly, the market's price determination methodology (PDM), the setting of market fees, and the administered price.

Preparations for Retail Competition. The ERC has been laying down the framework for the eventual introduction of retail competition and open access, in accordance with Sec. 31 of EPIRA. The framework, known as the "seven pillars", is a set of regulations that are intended to encourage and govern competition in the retail supply market.

Of the seven, three have been promulgated, the Business Separation Guidelines (September 2003), the Retail Electricity Supplier Licensing Guidelines (July 2005), and the Distribution Service and Open Access Rules (January 2006). Currently, the ERC is soliciting comments on a draft Code of Conduct for Retail Market Participants and the proposed Supplier of Last Resort (SoLR), Guidelines, the draft Manual of Uniform Business Practices, and a revised Competition Rules and Complaints Procedures.

The ERC also announced that it would be conducting public consultations on a possible revision of its timeline for implementing retail competition. In an earlier Resolution (dated September 2004), the ERC set the commencement of retail competition in Luzon Grid for July 1, 2006.



Removal of Cross-Subsidies. Last November 2005, the Parent Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 Order, the ERC revised the inter-class subsidy removal schedule of the Parent Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Parent Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Sec. 74 of EPIRA.

Transfer of TransCo's Subtransmission Assets to Distribution Utilities. Early last 2005, negotiations between the Parent Company and TransCo on the transfer of the latter's subtransmission assets (STAs), as provided for by Sec. 8 of EPIRA, stalled following a disagreement regarding the classification of TransCo's Dasmariñas-Rosario facilities, which serve both the Parent Company and the Cavite Economic Zone. The matter was brought before the ERC, which ruled in November 7, 2005 that the said facilities are subtransmission assets and not transmission facilities.

Following the ERC's ruling, last November 22, 2005, the Parent Company wrote TransCo to indicate the Parent Company's desire to resume negotiations for the purchase of TransCo's STAs in the Parent Company's franchise area. Negotiations are currently ongoing.

c. The following accounts in the 2004 consolidated balance sheet were reclassified to conform with the 2005 consolidated balance sheet. Management believes that these reclassifications will result in a more appropriate presentation of transactions and accounts.

(1) Input value added taxes and creditable withholding taxes amounting to ₱1,273 million which were previously shown as part of "Other noncurrent assets" account were reclassified to "Other current assets" account.

(2) Liability accounts amounting to ₱1,495 million which were previously shown as part of "Other noncurrent liabilities" account were reclassified as current in "Trade and other payables" account.

(3) Unrealized gain on sale of real estate amounting to ₱179 million which was previously shown as a deduction from "Trade and other receivables" account was reclassified and shown as a separate item in the consolidated balance sheet as "Deferred gross profit" account in the "Noncurrent liabilities" section.

(4) Land and development costs amounting to ₱423 million were reclassified to investment properties.

(5) Trade and other receivables amounting to ₱396 million previously presented as part of current assets were reclassified as noncurrent.

(6) Estimated liability for project development costs amounting to ₱692 million previously presented as a noncurrent liability is reclassified as current.

US SEC
File No. 82-3237

COVER SHEET

FS FOR FILING WITH SEC

AFTER THE BIR HAS DULY STAMPED "RECEIVED."

EXHIBIT A

PW-102

SEC Registration Number

MANILA ELECTRIC COMPANY

(Company's Full Name)

Lopez Building, Ortigas Avenue, Pasig City

(Business Address: No. Street City/Town/Province)

Mr. Daniel D. Tagaza

(Contact Person)

16220

(Company Telephone Number)

12 31

Month Day

(Fiscal Year)

AAPFS

(Form Type)

Month Day

(Annual Meeting)

(Secondary License Type, If Applicable)

SEC

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

BUREAU OF INTERNAL ... RECEIVED

Remarks: Please use BLACK ink for scanning purposes.



SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2005 and 2004, and the related parent company statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manila Electric Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Without qualifying our opinion, we draw attention to Note 30b (1) and Note 30b (2) to the financial statements. As discussed in Note 30b (1) and Note 30b (2), the Company has pending realty tax assessments and local franchise tax cases. The final outcome of these matters cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the financial statements. To address these possible liabilities, the Company filed an application with the Energy Regulatory Commission for a recovery mechanism which is still pending approval.

SYCIP GORRES VELAYO & CO.

Maria Vivian C. Ruiz
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 4180823, January 2, 2006, Makati City

March 27, 2006


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



MANILA ELECTRIC COMPANY
PARENT COMPANY BALANCE SHEETS

	December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
ASSETS		
Noncurrent Assets		
Utility plant and others - net (Notes 7, 8 and 18)	₱88,644	₱87,531
Construction in progress (Note 8)	3,799	4,623
Investments in subsidiaries, associates and joint venture (Note 9)	966	966
Investment properties - net (Note 10)	842	845
Deferred pass-through fuel costs (Notes 11 and 23)	7,857	13,031
Other noncurrent assets (Notes 11, 23, 28, 29 and 31)	5,463	12,766
Total Noncurrent Assets	107,571	119,762
Current Assets		
Cash and cash equivalents (Notes 12 and 28)	13,722	4,377
Trade and other receivables - net (Notes 11, 13, 23 and 28)	29,302	26,058
Materials and supplies - at net realizable value (Note 14)	1,116	848
Other current assets (Notes 15 and 29)	425	1,247
Total Current Assets	44,565	32,530
TOTAL ASSETS	₱152,136	₱152,292
STOCKHOLDERS' EQUITY AND LIABILITIES		
Stockholders' Equity		
Preferred stock (Notes 4 and 18)	₱–	₱2,295
Common stock (Note 16)	9,985	9,989
Capital in excess of par value	2,918	2,918
Deposits on subscription to preferred stock	–	87
Employee share-based payment plan (Note 17)	56	29
Unrealized fair value gains on available-for-sale investments (Notes 4 and 11)	37	–
Appraisal increase in utility plant and others (Notes 7 and 16)	20,968	20,983
Deficit (Notes 4 and 16)	(1,511)	(6,221)
Appropriated retained earnings (Note 16)	200	200
Total Stockholders' Equity	32,653	30,280

(Forward)



	December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
Noncurrent Liabilities		
Interest-bearing loans and other borrowings - net of current portion (Notes 7, 18, 28 and 33)	₱18,879	₱925
Customers' deposits - net of current portion (Notes 19, 22 and 28)	18,173	16,400
Provisions (Notes 2, 20, 25 and 30)	16,997	10,313
Customers' refund - net of current portion [Notes 2(c), 4, 21 and 28]	11,736	15,142
Liability arising from deferred pass-through fuel costs - net of current portion (Notes 11 and 23)	4,121	13,031
Deferred income tax liabilities (Note 29)	4,000	6,476
Other noncurrent liabilities (Notes 11 and 22)	733	1,333
Total Noncurrent Liabilities	74,639	63,620
Current Liabilities		
Trade and other payables (Notes 11, 18, 19, 22, 23, 26 and 28)	38,235	31,050
Customers' refund - current portion [Notes 2(c), 4, 21 and 28]	3,787	5,409
Interest-bearing loans and other borrowings - current portion (Notes 7, 18, 27, 28 and 33)	2,584	2,111
Interest-bearing loans and other borrowings - classified as current (Notes 7, 18, 27, 28 and 33)	–	19,822
Income tax payable	238	–
Total Current Liabilities	44,844	58,392
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱152,136	₱152,292

See accompanying Notes to Parent Company Financial Statements.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



MANILA ELECTRIC COMPANY
PARENT COMPANY STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions, Except Per Share Data)	
REVENUES		
Sale of electricity [Notes 2(b), 22, 23 and 24]	₱171,017	₱147,370
Others	398	267
	171,415	147,637
EXPENSES (INCOME)		
Purchased power (Notes 23 and 31)	148,865	124,601
Operations and maintenance (Notes 20, 23, 25 and 26)	10,210	8,742
Provision for probable losses [Notes 2(b) and 20]	5,901	9,824
Depreciation and amortization (Notes 7 and 10)	4,559	4,548
Interest and other financial expenses (Notes 11, 18, 19 and 25)	4,008	3,766
CERA II revenues (Notes 4 and 25)	(2,934)	(1,330)
Foreign exchange losses - net (Notes 4 and 25)	2,842	1,352
Interest and other income [Notes 25 and 29(a)]	(2,003)	(822)
Present value impact on customers' refund (Note 4)	1,726	–
Provision for (recovery of) probable losses on disallowed receivables (Notes 11 and 25)	231	(215)
Taxes other than income tax [Note 29(b)]	138	576
	173,543	151,042
LOSS BEFORE INCOME TAX	2,128	3,405
Income tax benefit (Notes 2, 4 and 29)	(1,717)	(1,379)
NET LOSS (Note 32)	₱411	₱2,026
Loss Per Share (Note 32)	₱0.407	₱2.011

See accompanying Notes to Parent Company Financial Statements.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



MANILA ELECTRIC COMPANY
PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before income tax	(₱2,128)	(₱3,405)
Adjustments for:		
Provisions	6,684	9,822
Depreciation and amortization	4,559	4,548
Interest expense on loans and financial charges	3,066	2,808
Present value impact on customers' refund	1,726	–
Interest and dividend income	(1,109)	(822)
Interest expense on customers' deposits	942	958
Employee share-based benefits expense	27	29
Provision for decline in value of investment	–	53
Operating income before working capital changes	13,767	13,991
Decrease (increase) in:		
Trade and other receivables	(4,529)	(7,802)
Materials and supplies	(268)	127
Other current assets	(1,488)	(119)
Increase in trade and other payables	4,562	7,672
Net cash generated from operations	12,044	13,869
Franchise tax paid	(3,089)	(2,783)
Interest paid	(1,921)	(1,807)
Interest and dividend received	825	500
Net cash provided by operating activities	7,859	9,779
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in:		
Other noncurrent assets	6,629	(2,858)
Other receivables	126	(43)
Additions to utility plant and others	(5,191)	(5,319)
Dividends received from associates	184	322
Proceeds from disposal of utility plant and others	–	742
Additional investments and advances	–	(15)
Net cash provided by (used in) investing activities	1,748	(7,171)

(Forward)


LARGE TAXPAYERS ASSISTANCE DIVISION
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



	Years Ended December 31	
	2005	2004 (As restated - Note 4)
	(Amounts in Millions)	
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of:		
Long-term debt	(₱2,019)	(₱4,878)
Notes payable	–	(5,324)
Increase in customers' deposits	1,913	1,341
Customers' refund paid	(152)	(515)
Cancellation of common stock subscription	(4)	–
Proceeds from long-term debt	–	5,082
Proceeds from issuance of and subscriptions to:		
Preferred stock	–	973
Common stock	–	68
Redemption of preferred stock	–	(85)
Net cash used in financing activities	(262)	(3,338)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,345	(730)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,377	5,107
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱13,722	₱4,377

See accompanying Notes to Parent Company Financial Statements.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



MANILA ELECTRIC COMPANY
NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering 25 cities and 86 municipalities in Metro Manila and in six provinces surrounding Metro Manila. The registered office address of the Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying parent company financial statements and the consolidated financial statements to which it relates were approved and authorized for issue by the Board of Directors (BOD) on March 27, 2006. The accompanying parent company financial statements were prepared primarily to comply with the requirements of the Bureau of Internal Revenue (BIR).

b. Regulation and Franchise Renewal

Prior to the enactment in 2001 of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," [see Note 33(b)], the Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidated the Company's 50 franchises servicing 25 cities and 86 municipalities in Metro Manila and in six surrounding provinces.

2. Rate Cases

a. GRAM Case

The ERC promulgated an Order dated February 24, 2003 in ERC Case No. 2003-44 adopting the Implementing Rules for the Recovery of Fuel and Independent Power Producer Costs or the Generation Rate Adjustment Mechanism (GRAM). The GRAM Implementing Rules provide, among others, that before any generation cost is passed on to consumers by the distribution utilities, a petition must be filed at the ERC for approval. The GRAM Implementing Rules did not require publication of nor the conduct of public hearings on, filings made under the GRAM. The Company filed its application docketed as ERC Case No. 2004-112 for approval of actual generation costs for the period November 2003 to January 2004. In the Order dated June 2, 2004, the ERC approved the adjustment of the Company's Generation Charge to ₱3.3213 per kwh in accordance with the GRAM Implementing Rules.



The National Association of Electricity Consumers for Reforms (NASECORE) filed a Petition with the Supreme Court (SC) questioning the approval. In a Decision promulgated on February 2, 2006, the SC declared as void the ERC Order dated June 2, 2004 on the ground that the application and the GRAM Implementing Rules failed to satisfy the requirements on publication. Both the ERC and the Company filed their respective motions for reconsideration of the SC decision.

No provisioning has been made in this case since the SC did not order the refund of the generation charge collections under the GRAM. In addition, generation costs for the period covered by the GRAM have all been confirmed for recovery from customers. If recovery is not allowed through the GRAM, it will be recovered through some other methods that the ERC may allow.

b. Unbundling Rate Case Filed with the SC

On April 14, 2000, the Company filed with the ERB an application for a ₱0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001. On June 17, 2002, the ERC issued an Order consolidating the Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Company's Motion. It also approved the Company's unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consisted of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and ₱0.0865 per kwh increase in Company-related charges (distribution, supply and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to the ERC for further proceedings. It also ordered the ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Company. On August 17, 2004, the Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Company's MR.

On March 11, 2005, the Company filed with the SC a Petition For Review of the CA decision. Earlier, on February 11, 2005, the ERC filed with the SC a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by the ERC in an Order dated February 3, 2005.

In the opinion of the Company's external counsels, the Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Company appealed the CA decision to the SC, the Company provided for these probable losses amounting to ₱5,901 million in 2005 and ₱9,824 million in 2004. The tax effect of ₱2,065 million in 2005 and ₱3,144 million in 2004 are presented as part of "Income tax benefit" account in the parent company statements of operations. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case. As of March 27, 2006, the SC has not ruled on the Company's petition.

c. SC Decision on the ₱0.167 Refund

On January 28, 1994, the ERB granted the Company a provisional rate relief of ₱0.184 per kwh in ERB Case No. 93-118. However, on February 16, 1998, the ERB rendered its decision disallowing income tax as an operating expense over the protestation of the Company on the ground that this was not only the existing practice but also sanctioned by the ERB in other cases. The Company appealed to the CA which reversed the decision of the ERB in the February 26, 1999 decision of the said appellate court. In February 2000, the oppositors to the rate relief elevated the case to the SC. In turn, the SC reversed the CA decision on November 15, 2002 and ordered the Company to refund to its customers ₱0.167 per kwh starting with the Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The Company filed a Motion for Reconsideration but the SC denied it with finality on April 30, 2003. The loss arising from the SC decision amounted to ₱30,055 million, which represents the amount of refund to its customers of ₱0.167 per kwh for billing cycles from February 1994 to April 30, 2003.

The ERC approved the release of the refund in four phases. The last phase, Phase IV, is ongoing.



In connection with the above refund, GMA Network, Inc. and RGMA Network, Inc. joined the NASECORE in requesting the ERC to compel the Company to pay interest. But in an Order dated December 21, 2004, the ERC denied their motions on the grounds that: i) the SC's judgment on the refund did not provide for payment of interest; and that ii) it had long become final and executory and can no longer be altered or amended.

On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a Petition in the CA praying that the Company be ordered to immediately refund the amounts due to them plus legal interest of 6% per annum from February 1994 to April 9, 2004 when the Decision of the SC became final and executory and 12% per annum from April 9, 2004 until fully paid. Citing jurisprudence on the matter, they argued that prior to April 9, 2004, there was no loan or forbearance of money to speak of yet and so the legal interest is fixed by law at 6% per annum. When the SC's Decision became final and executory, the rate of legal interest is raised to 12% per annum as the obligation is equivalent to a forbearance of credit. The Company opposed the petition. GMA Network, Inc. and RGMA Network, Inc. filed their motion for reconsideration of the CA Resolution.

On January 2, 2006, the Company received the Resolution of the CA denying the Petition of GMA Network, Inc. and RGMA Network, Inc. on the ground that the ruling of the ERC on the refund implementation deserves respect and that the refund amounts do not earn interest.

d. Rate Increase Application dated October 10, 2003

On October 10, 2003, the Company filed an application with the ERC seeking to adjust the Company's rate by an average of ₱0.1358 per kwh based on (a) an independent appraisal of the Company's 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Company-related charges of ₱0.12 per kwh, effective January 2004. On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, and the submission of respective memoranda by the parties thereafter, the SC on June 15, 2004 laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the Implementing Rules of RA No. 9136, particularly the publication and comment requirements. Both the ERC and the Company seasonably filed their separate MRs of the June 15, 2004 decision of the SC.

On April 27, 2005, the Company filed with the ERC a motion to withdraw the ₱0.1358 per kwh rate application. While the ERC granted the Company's motion to withdraw, it decided to pursue its MR at the SC. The Court, on August 9, 2005, denied with finality ERC's MR.



e. Rate Increase Application dated May 31, 2005

On May 31, 2005, the Company filed an application with the ERC (ERC Case No. 2005-028) seeking to adjust the Company's rate by an average of ₱0.1476 per kwh based on (a) an independent appraisal of the Company's 2004 assets appraised at an exchange rate of ₱56.267:US$1.00; (b) the Company's 2004 audited financial statements; and (c) the Company's WACC for 2004.

This rate petition is the Company's last rate filing under the Return on Rate Base (RORB) mechanism, prior to its entry under the Performance Based Ratemaking (PBR) methodology [see Note 33(b)].

As of March 27, 2006, hearing on the petition is still ongoing.

3. Basis of Preparation

The accompanying financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines as set forth in Philippine Financial Reporting Standards (PFRSs). PFRSs include standards named PFRSs and Philippine Accounting Standards (PASs), including interpretations issued by the Philippine Accounting Standards Council. These are the Company's first financial statements prepared in accordance with PFRSs.

The Company prepared its financial statements until December 31, 2004 in accordance with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, "First-time Adoption of Philippine Financial Reporting Standards," in preparing its financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to both years presented except for PAS 32 and 39. An explanation of how the transition to PFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The accompanying financial statements of the Company have been prepared on the historical cost basis, except for utility plant and others and investment properties which are carried at deemed costs (see Note 4), and except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The parent company financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRSs, and rounded to the nearest millions except when otherwise indicated.



4. Changes in Accounting Policies

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies (referred to in the following tables as "previous GAAP").

The changes in accounting policies resulted from adoption of the following new PASs and PFRSs which became effective for annual reporting period beginning January 1, 2005:

- PFRS 1, "First-time Adoption of Philippine Financial Reporting Standards";
- PFRS 2, "Share-Based Payments";
- PAS 16, "Property, Plant and Equipment";
- PAS 19, "Employee Benefits";
- PAS 21, "The Effects of Changes in Foreign Exchange Rates";
- PAS 27, "Consolidated and Separate Financial Statements, PAS 28, Investments in Associates", and PAS 31, "Interests in Joint Ventures";
- PAS 32, "Financial Instruments: Disclosure and Presentation";
- PAS 39, "Financial Instruments: Recognition and Measurement"; and
- PAS 40, "Investment Property."

The principal effects of these changes in policies are discussed below.

The comparative figures for the 2004 parent company financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005 and adopted the "deemed cost" approach for utility plant and others and investment properties.

An explanation of the effects of the transition to PFRSs is set forth in the following tables and notes.

Reconciliation of Equity

		At January 1, 2004 (Date of Transition)		
	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
			(Amounts in Millions)	
ASSETS				
Noncurrent Assets:				
Utility plant and others - net	B,H	₱85,487	₱290	₱85,777
Construction in progress		6,188	–	6,188
Investments in subsidiaries, associates and joint venture	E	3,480	(2,514)	966
Investment properties - net	H	–	848	848
Deferred pass-through fuel costs		8,286	–	8,286
Other noncurrent assets		12,943	–	12,943
Total Noncurrent Assets		116,384	(1,376)	115,008
Current Assets:				
Cash and cash equivalents		5,107	–	5,107
Trade and other receivables - net		21,160	–	21,160
Materials and supplies - at net realizable value		992	–	992
Other current assets		510	–	510
Total Current Assets		27,769	–	27,769
TOTAL ASSETS		₱144,153	(₱1,376)	₱142,777



	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		At January 1, 2004 (Date of Transition)		
		(Amounts in Millions)		
STOCKHOLDERS' EQUITY AND LIABILITIES				
Stockholders' Equity:				
Preferred stock		₱1,407	₱–	₱1,407
Common stock		9,993	–	9,993
Capital in excess of par value		2,895	–	2,895
Subscriptions receivable - common stock		(10)	–	(10)
Deposits on subscriptions to preferred stock		101	–	101
Appraisal increase in utility plant and others	B, H	18,499	3,218	21,717
Share in revaluation increment of subsidiaries and an associate	E	1,152	(1,152)	–
Share in cumulative translation adjustment of an associate	E	(35)	35	–
Unappropriated retained earnings (deficit)	B, C, E, I	2,951	(7,680)	(4,729)
Total Stockholders' Equity		36,953	(5,579)	31,374
Noncurrent Liabilities:				
Interest-bearing loans and other borrowings - net of current portion		14,678	–	14,678
Customers' deposits - net of current portion		13,255	–	13,255
Customers' refund - noncurrent portion		18,689	–	18,689
Liability arising from deferred pass-through fuel costs		8,286	–	8,286
Provisions		2,870	–	2,870
Deferred income tax liabilities	B, C, J	10,407	(1,578)	8,829
Other noncurrent liabilities		708	–	708
Total Noncurrent Liabilities		68,893	(1,578)	67,315
Current Liabilities:				
Notes payable		5,286	–	5,286
Trade and other payables	C	18,434	5,781	24,215
Customers' refund - current portion		6,919	–	6,919
Interest-bearing loans and other borrowings - current portion		7,668	–	7,668
Total Current Liabilities		38,307	5,781	44,088
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		₱144,153	(₱1,376)	₱142,777


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
BUREAU OF INTERNAL REVENUE
RECEIVED



		At December 31, 2004 (End of last period presented under previous GAAP)		
	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		(Amounts in Millions)		
ASSETS				
Noncurrent Assets:				
Utility plant and others - net	B, H	₱87,332	₱199	₱87,531
Construction in progress		4,623	–	4,623
Investments in subsidiaries, associates and joint venture	E	3,636	(2,670)	966
Investment properties - net	H	–	845	845
Deferred pass-through fuel costs		13,031	–	13,031
Other noncurrent assets [see Note 33(c)]	A	12,783	(17)	12,766
Total Noncurrent Assets		121,405	(1,643)	119,762
Current Assets:				
Cash and cash equivalents	A	4,377	–	4,377
Trade and other receivables - net		26,063	(5)	26,058
Materials and supplies - at net realizable value		848	–	848
Other current assets [see Note 33(c)]		1,247	–	1,247
Total Current Assets		32,535	(5)	32,530
TOTAL ASSETS		₱153,940	(₱1,648)	₱152,292
STOCKHOLDERS' EQUITY AND LIABILITIES				
Stockholders' Equity:				
Preferred stock		₱2,295	–	₱2,295
Common stock	A	10,074	(85)	9,989
Capital in excess of par value	A	2,944	(26)	2,918
Subscriptions receivable - common stock		(72)	72	–
Deposits on subscriptions to preferred stock		87	–	87
Employee share-based payment plan	A	–	29	29
Appraisal increase in utility plant and others	B, H	17,995	2,988	20,983
Share in revaluation increment of subsidiaries and an associate	E	970	(970)	–
Share in cumulative translation adjustment of an associate	E	(25)	25	–
Unappropriated retained earnings (deficit)	A, B, C, E, I	827	(7,048)	(6,221)
Appropriated retained earnings		200	–	200
Total Stockholders' Equity		35,295	(5,015)	30,280
Noncurrent Liabilities:				
Interest-bearing loans and other borrowings - net of current portion (see Note 18)		20,747	(19,822)	925
Customers' deposits - net of current portion		16,400	–	16,400
Customers' refund - noncurrent portion		15,142	–	15,142
Liability arising from deferred pass-through fuel costs		13,031	–	13,031
Provisions		10,313	–	10,313
Deferred income tax liabilities	B, C, J	7,820	(1,344)	6,476
Other noncurrent liabilities [see Note 33(c)]		1,333	–	1,333
Total Noncurrent Liabilities		84,786	(21,166)	63,620
Current Liabilities:				
Trade and other payables [see Note 33(c)]	A, C	26,339	4,711	31,050
Customers' refund - current portion		5,409	–	5,409
Interest-bearing loans and other borrowings - current portion (see Note 18)		2,111	19,822	21,933
Total Current Liabilities		33,859	24,533	58,392
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		₱153,940	(₱1,648)	₱152,292



MANILA ELECTRIC COMPANY

PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Capital in Excess of Par	Subscription Receivable - Common Stock	Deposits on Subscription to Preferred Stock	Employee Share-Based Payment Plan	Unrealized Fair Value Gains on Available-for-Sale Investments	Appraisal Increase in Utility Plant and Others	Share in Revaluation Increment of Subsidiaries and an Associate	Share in Cumulative Translation Adjustment of an Associate	Unappropriated Retained Earnings (Deficit)	Appropriated Retained Earnings	Total Stockholders' Equity
							(Amounts in Millions)						
At December 31, 2004, as previously reported	P2,295	P10,074	P2,944	(P72)	P87	P-	P-	P17,995	P970	(P25)	P827	P200	P35,295
Effect of adoption of IFRS (Note 4)	-	(85)	(26)	72	-	29	-	2,988	(970)	25	(7,048)	-	(5,015)
At December 31, 2004, as restated	2,295	9,989	2,918	-	87	29	-	20,983	-	-	(6,221)	200	30,230
Effect of adoption of PAS 32 and 39 (Note 4)	(2,295)	-	-	-	(87)	-	37	-	-	-	4,615	-	2,270
At January 1, 2005, as restated	-	9,989	2,918	-	-	29	37	20,983	-	-	(1,606)	200	32,550
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	-	-	-	(506)	-	-	506	-	-
Change in tax rate	-	-	-	-	-	-	-	491	-	-	-	-	491
Total income and expense for the year recognized directly in equity	-	-	-	-	-	-	-	(15)	-	-	506	-	491
Net loss	-	-	-	-	-	-	-	-	-	-	(411)	-	(411)
Total income and expense for the year	-	-	-	-	-	-	-	(15)	-	-	95	-	80
Share-based payments	-	-	-	-	-	27	-	-	-	-	-	-	27
Issue of share capital	-	(4)	-	-	-	-	-	-	-	-	-	-	(4)
At December 31, 2005	P-	P9,985	P2,918	P-	P-	P56	P37	P20,968	P-	P-	(P1,511)	P200	P32,653
At January 1, 2004, as previously reported	P1,407	P9,993	P2,895	(P10)	P101	P-	P-	P18,499	P1,152	(P35)	P2,951	P-	P35,953
Effect of adoption of IFRS (Note 4)	-	-	-	-	-	-	-	3,218	(1,152)	35	(7,680)	-	(5,579)
At January 1, 2004, as restated	1,407	9,993	2,895	(10)	101	-	-	21,717	-	-	(4,729)	-	31,374
Depreciation on appraisal increase transferred to unappropriated retained earnings	-	-	-	-	-	-	-	(633)	-	-	633	-	-
Revaluation increment of disposed utility plant and others	-	-	-	-	-	-	-	(101)	-	-	101	-	-
Total income and expense for the year recognized directly in equity	-	-	-	-	-	-	-	(734)	-	-	734	-	-
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(2,026)	-	(2,026)
Total income and expense for the year	-	-	-	-	-	-	-	(734)	-	-	(1,292)	-	(2,026)
Issue of share capital	973	-	23	-	-	-	-	-	-	-	-	-	996
Share-based payments	-	-	-	-	-	29	-	-	-	-	-	-	29
Cancelled subscriptions	(85)	(4)	-	10	(14)	-	-	-	-	-	-	-	(93)
Transfers from unappropriated to appropriated retained earnings	-	-	-	-	-	-	-	-	-	-	(200)	200	-
At December 31, 2004	P2,295	P9,989	P2,918	P-	P87	P29	P-	P20,983	P-	P-	(P6,221)	P200	P30,230

See accompanying Notes to Parent Company Financial Statements.

Reconciliation of 2004 Net Loss

	Notes	Previous GAAP	Effect of Transition to PFRS	PFRS
		(Amounts in Millions Except Per Share Data)		
REVENUES				
Sale of electricity		₱147,370	₱–	₱147,370
Others		267	–	267
		147,637	–	147,637
EXPENSES (INCOME)				
Purchased power		124,601	–	124,601
Provision for probable losses		9,824	–	9,824
Operations and maintenance	A, C	9,800	(1,058)	8,742
Depreciation and amortization	B	4,454	94	4,548
Interest and other financial expenses (see Note 25)		3,766	–	3,766
Foreign exchange losses - net	D	1,352	–	1,352
CERA II revenues	D	(1,330)	–	(1,330)
Taxes other than income tax		576	–	576
Interest and other financial income (see Note 25)	E	(500)	(322)	(822)
Equity in net earnings	E	(468)	468	–
Recovery of probable losses on disallowed receivables		(215)	–	(215)
		151,860	(818)	151,042
LOSS BEFORE INCOME TAX		4,223	(818)	3,405
Income tax expense (benefit)		(1,613)	234	(1,379)
NET LOSS		₱2,610	(₱584)	₱2,026
Loss Per Share		₱2.739	(₱0.728)	₱2.011

Notes to the reconciliation of equity at January 1 and December 31, 2004 and income for 2004

A. PFRS 2, "Share-Based Payments" — Under previous GAAP, the Company did not recognize an expense for share-based payments but accounted for stock ownership as issued capital upon subscription. As permitted under PFRS 1, the Company applied PFRS 2 only to equity-settled awards granted after November 7, 2002 that had not yet vested as of January 1, 2005. This resulted in a decrease in retained earnings as of December 31, 2004 by ₱23 million. Operations and maintenance expenses also increased by ₱29 million in 2004.

B. Property, Plant and Equipment

PFRS 1, "First-time Adoption of Philippine Financial Reporting Standards" — The Company adopted PFRS 1 and availed one of the voluntary exemptions allowed under PFRS 1. As a result, the Company elected to change its accounting policy for measuring utility plant and others and investment property from revalued amounts to cost basis (see accounting policies for utility plant and others and investment property). The cost adopted is the "deemed cost" (recorded revalued amount as of January 1, 2004) as allowed by the transitional provisions of the standard. Accordingly, the Currency Exchange Rate Adjustment (CERA) recoveries and the change in the base rate, which were previously deducted from the appraisal increase, were added back to obtain the deemed cost. CERA recoveries previously deducted from the appraisal increase amounted to ₱1,668 million as of January 1, 2004. The change in the base rate in prior years resulted in a reduction of Deferred CERA by ₱2,649 million. Such reduction in Deferred CERA was previously deducted from the appraisal increase.



In order to reflect the "deemed cost" without the CERA and the base rate adjustments, and other minor adjustments made to cost in prior years, adjustments were made to the following accounts as of January 1, 2004 and December 31, 2004:

	Increase (Decrease)	
	January 1, 2004	December 31, 2004
	(Amounts in Millions)	
Utility plant and others	(₱1,498)	₱1,404
Deferred tax liabilities	480	372
Appraisal increase in utility plant and others	2,936	2,706
Retained earnings	(1,918)	(1,674)

PAS 16, "Property, Plant and Equipment" — A detailed evaluation of the utility plant and others was performed in 2005 to determine that each part of an item of utility plant and others with a cost that is significant is identified and depreciated separately. The componentization resulted to a change in the manner of depreciation of significant components and the useful lives of the Company's utility plant and others. Previously, all utility plant and others of the Company were depreciated using the straight-line functional group method. As a result of the componentization, significant costs were depreciated separately and estimated useful lives were revised. The change in the useful lives was accounted for prospectively. It was also determined that there was a decrement amounting to ₱621 million (net of tax effect) based on the appraisal booked in 2003. As a result of the adjustments made in December 31, 2004 for componentization and decrement in 2003, utility plant and others decreased by ₱360 million, appraisal increase in utility plant and others increased by ₱282 million, retained earnings decreased by ₱434 million and deferred tax liabilities as of December 31, 2004 decreased by ₱208 million.

It was also determined that there are no material legal, environmental and constructive obligations related to the dismantlement of the utility plant and others as of December 31, 2005 and 2004.

C. PAS 19, "Employee Benefits" — As a result of adoption of PAS 19, additional disclosures are made providing information about the trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. In addition, the Company recognized other post-employment benefits which were not recognized in prior years. The Company also availed of the voluntary exemption under PFRS 1. Accordingly, all actuarial gains or losses were recognized up to January 1, 2004. This change in accounting policy has resulted in additional disclosures being included for the years ended December 31, 2005 and December 31, 2004.

Based on the actuarial valuation computed under PAS 19, there was a transitional liability as of January 1, 2004 amounting to ₱5,781 million. The recognition of such transitional liability was made on a one-time retroactive basis. Adoption of this standard reduced retained earnings as of January 1, 2004 by ₱3,931 million, increased trade and other payables as of January 1, 2004 by ₱5,781 million, and decreased operations and maintenance expenses in 2004 by ₱1,087 million.



D. PAS 21, "The Effects of Changes in Foreign Exchange Rates" — Under the previous GAAP, foreign exchange gains or losses arising from the restatement of foreign currency-denominated loans from the base rate to the current exchange rate, which are recoverable through corresponding adjustments in customers' bills, does not pass through the statements of operations but are deferred under the "Deferred foreign exchange loss (CERA II)" account. Under PAS 21, these unrealized foreign exchange gains or losses are presented as part of the foreign exchange gains or losses in the statements of operations. Deferred CERA II account is then set up representing deferred foreign exchange losses that are billable to customers, with a credit (debit) to CERA II revenues. Adoption of PAS 21 only resulted to a change in presentation of these unrealized foreign exchange gains and losses in the statements of operations. It did not have any effect on retained earnings and net loss.

E. PAS 27, "Consolidated and Separate Financial Statements," PAS 28, "Investments in Associates," and PAS 31, "Interests in Joint Ventures." Due to the adoption of these standards, the Company changed its accounting for investments in subsidiaries, associates and joint venture in its parent company financial statements using the cost method. Adoption of this standard has increased (decreased) the following accounts in the 2004 parent company balance sheet and statement of operations:

	Amount *(In Millions)*
Parent company balance sheet:	
Investment in subsidiaries, associates and joint venture	(₱2,670)
Share in revaluation increment of subsidiaries and an associate	(970)
Share in cumulative translation adjustment of an associate	25
Retained earnings	(1,725)
Parent company statement of operations:	
Equity in net earnings	(468)
Dividend income	322
Net loss	146

F. PAS 32, "Financial Instruments: Disclosure and Presentation" — Upon the adoption of PAS 32, the Company's preferred shares were reclassified as debt and the dividends were treated as interest expense. Accumulated and unpaid dividends were accrued and reclassified to accrued interest payable. Adoption of this standard increased (decreased) the following accounts as of January 1, 2005:

	Amount *(In Millions)*
Preferred shares	(₱2,295)
Deposits on subscription to preferred stock	(87)
Interest-bearing loans and other borrowings	2,382
Accrued interest payable	372
Retained earnings	(372)



G. PAS 39, "Financial Instruments: Recognition and Measurement" — Under PAS 39, a financial asset or financial liability is recognized initially at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Accordingly, the Company's long-term debt should be recognized initially at fair value, representing the consideration received, net of issue costs associated with the borrowing. After initial recognition, the long-term debt is subsequently measured at amortized cost using the effective interest method taking into account any issue cost, and any discount or premium on settlement. Previously, debt issue costs incurred in connection with securing the long-term debt were recognized as assets (amortized over the term of the loans using the straight-line method) or expensed outright if the amount is considered not material. As a result, debt issue costs as of January 1, 2005 amounting to ₱768 million were reclassified to loans payable as a contra-account along with additional debt issue costs amounting to ₱854 million. These were included in calculating the effective interest rates of the Company's loans outstanding as of January 1, 2005. The change decreased the January 1, 2005 balances of interest bearing loans and other borrowings by ₱854 million, and increased retained earnings by ₱581 million, and deferred tax liabilities by ₱273 million.

The Company's customers' refund liability was recorded in the 2003 financial statements when the SC decision became final. Phase IV of the refund will be paid on a deferred timetable starting 2005 until 2010. Under PAS 39, this customers' refund liability should be recognized initially at fair value and subsequently carried at amortized cost using effective interest rate. The fair value of a long-term liability that carries no interest can be estimated as the present value of all future cash payments discounted using the prevailing market rate(s) of interest for a similar instrument with a similar credit rating. Accordingly, the Company obtained the present value of the refund liability as of April 2003 (date of SC decision) and amortized the resulting discount as interest expense over the life of the liability. The change decreased the January 1, 2005 balances of customers' refund liability by ₱5,961 million, and increased retained earnings by ₱4,053 million, and deferred tax liabilities by ₱1,908 million.

Under PAS 39, derivative instruments (including embedded derivatives) will now be recognized at fair value through profit or loss. As of January 1, 2005, the Company had outstanding interest rate swap agreements with aggregate notional amount of US$46 million that matured in 2005 and outstanding embedded currency forwards in various purchases and service agreements denominated in US$, Euro and other currencies. The unrealized net mark-to-market losses of these derivative instruments which were adjusted against retained earnings as of January 1, 2005 amounted to ₱37 million.

To test the impairment of receivables, the Company made an analysis of its receivables in accordance with PAS 39. Analysis showed that the Company has an overstatement in the allowance for doubtful accounts as of January 1, 2005. As such, the Company reversed the overprovision resulting to increase in receivables by ₱646 million, increase in retained earnings by ₱390 million, and decrease in deferred tax assets by ₱256 million.

Available-for-sale investments were restated at fair values resulting to the recognition of unrealized fair value gains on available-for-sale investments amounting to ₱37 million and deferred tax liability of ₱4 million as of January 1, 2005.



Adoption of this standard increased (decreased) the following accounts of the January 1, 2005 parent company balance sheet:

	Amount
	(In Millions)
Other noncurrent assets	₱41
Derivative assets	1
Receivables	646
Derivative liabilities	55
Deferred tax liabilities	2,424
Interest-bearing loans and other borrowings	(854)
Customers' refund - noncurrent portion	(5,961)
Unrealized fair value gains on available-for-sale investments	37
Retained earnings	4,987

H. PAS 40, "Investment Property" — Upon adoption of PAS 40, the Company's investment properties amounting to ₱848 million and ₱845 million as of January 1, 2004 and December 31, 2004, respectively, were reclassified from utility plant and others. Similar to utility plant and others (see Note B), the Company decided to carry its investment properties using the deemed cost model (see accounting policy on Investment Properties) as allowed under PFRS 1. Adoption of this standard has no material impact to the Company.

I. The above adjustments increased (decreased) retained earnings at January 1, 2004 and December 31, 2004 as follows:

	January 1, 2004	December 31, 2004
	(Amounts in Millions)	
Employee benefits (C)	(₱3,931)	(₱3,192)
Property, plant and equipment (B)	(2,352)	(2,108)
Consolidated and separate financial statements, investments in associates and interests in joint ventures (D)	(1,397)	(1,725)
Share-based payments (A)	–	(23)
Total	(₱7,680)	(₱7,048)

J. The above changes increased (decreased) the deferred tax liabilities as follows:

	January 1, 2004	December 31, 2004
	(Amounts in Millions)	
Employee benefits (C)	(₱1,850)	(₱1,502)
Property, plant and equipment (B)	272	164
Share-based payments (A)	–	(6)
Total	(₱1,578)	(₱1,344)



Effect on the Statement of Cash Flow for 2004

There are no material differences between the cash flow statement prepared under PFRS and the cash flow statement presented under previous GAAP.

Other Adopted PFRSs

The Company has also adopted the following other PFRSs. Comparative presentation and disclosures have been amended as required by the standards. Adoption of these standards has no effect on equity at January 1 and December 31, 2004.

- PAS 1, "Presentation of Financial Statements";
- PAS 2, "Inventories";
- PAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors";
- PAS 10, "Events after the Balance Sheet Date";
- PAS 17, "Leases";
- PAS 24, "Related Party Disclosures"; and
- PAS 33, "Earnings per Share."

Standards Not Yet Effective

The Company did not opt for the early adoption of the following standards and amendments that have been approved but are not yet effective:

- Amendments to PAS 19, "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures" — The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

- PFRS 6, "Exploration for and Evaluation of Mineral Resources" — This standard will be adopted in 2006 but it does not apply to the activities of the Company.

- PFRS 7, "Financial Instruments - Disclosures", effective 2006 — The revised disclosures on financial instruments provided by this standard will be included in the Company's financial statements when the standard is adopted in 2007.

Reconciliation of Net Income (Loss) Without PFRS Adjustments

As previously discussed, the Company adopted new PFRSs effective January 1, 2005. Had the Company prepared its 2005 parent company financial statements in accordance with previous GAAP (i.e., excluding PFRSs effective January 1, 2005), the Company would have reported a net income of ₱599 million in 2005. A reconciliation of the net income (loss) is as follows:

	Amount *(In Millions)*
Net loss under PFRS	(₱411)
Financial instruments	1,713
Employee benefits	(782)
Consolidated and separate financial statements, investments in associates and interests in joint ventures	89
Property, plant and equipment	(36)
Share-based payments	26
Net income under previous GAAP	₱599



5. Summary of Significant Accounting Policies

Utility Plant and Others

Utility plant and others are stated at "deemed cost" (see Note 4), excluding the costs of day-to-day servicing less accumulated depreciation and any impairment loss. Such cost includes the cost of replacing part of such plant and equipment when that cost is incurred if the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful life of the assets. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

An item of utility plant and others is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of operations in the year the asset is derecognized.

Upon the disposal of an item of utility plant and others, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount.

The asset's residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year-end.

When each major inspection is performed, its cost is recognized in the carrying amount of the utility plant and others as a replacement if the recognition criteria are satisfied.

Construction in Progress

Construction in progress of subtransmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Investments in Subsidiaries and Associates

The Company's investments in subsidiaries (entities over which the Company controls) and associates (entities over which the Company has significant influence and which are neither subsidiaries nor joint ventures) are accounted for under the cost method of accounting in the parent company financial statements. They are carried in the parent company balance sheets at cost less any impairment in value. The Company recognizes income from the investment only to the extent that the Company receives distributions from accumulated profits of the subsidiaries



arising after the date of acquisition. Distributions received in excess of such profits are regarded as a recovery of investment and are recognized as a reduction of the cost of the investment.

Interest in a Joint Venture

The Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the cost method of accounting in the parent company financial statements. The interest in joint venture is carried at cost less any impairment in value.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The financial statements of the joint venture are prepared for the same reporting year as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Company contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Company purchases assets from the joint venture, the Company does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Impairment of Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash- generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the statements of operations in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.





Investment Properties
Investment properties are stated at "deemed" cost (see Note 4), including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property.

Investment properties are derecognized either when they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statements of operations in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale. These transfers are recorded using the carrying amount of the investment property at the date of the change in use.

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year. In 2005, such amount was reduced as a result of the resolution of the dispute described in Note 11.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and in banks and short term investments with an original maturity of three months or less.

Receivables
Receivables, which are generally due ten days after presentation of bill, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Materials and Supplies
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the parent balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.



Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Asset or Financial Liability at Fair Value through Profit or Loss. Financial assets or financial liabilities classified as held for trading are included in the category 'financial asset or financial liability at fair value through profit or loss'. Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term or upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the parent company statements of operations.

Held-to-Maturity Investments. Nonderivative financial assets that are quoted in the market with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

Loans and Receivables. Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-Sale Financial Assets. Available-for-sale financial assets are those nonderivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. Available-for-sale assets are carried at fair value in the parent company balance sheets. Changes in the fair value of such assets are accounted for in stockholders' equity.

Derivative Financial Instruments
Derivative financial instruments (including bifurcated embedded derivatives) are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.



Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the current year.

Impairment of Financial Assets (Effective January 1, 2005)
The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost. If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of operations, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost. If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-Sale Financial Assets. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of operations. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Derecognition of Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial Assets. A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.



Financial Liabilities. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Interest-Bearing Loans and Other Borrowings

Long-term debt is initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net income or loss when the liabilities are derecognized as well as through the amortization process.

Debt issuance costs are deferred and amortized using the effective interest method and are removed from the accounts when the loans are fully settled or restructured.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statements of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pension and Other Post-Employment Benefits

The Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The Company also provides additional post-employment benefits upon retirement. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.



The defined benefit liability is the aggregate of the present value of the defined benefit obligation and any actuarial gains not recognized reduced by past service cost and actuarial losses not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Share-Based Payment Transactions

The Company has a stock purchase plan for its employees and retirees to purchase fixed number of shares of stock at a stated price. When the grants vest, the capital stock transactions are recorded at the fair value of the awards on grant date as described below. The terms of the plan include, among others, a three-year holding period of the purchased shares and optional cancellation of the purchase prior to full payment of the purchase price.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes Option Pricing Model. In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The statements of operations charge or credit for a period represents the movement in cumulative expense recognized for the relevant period.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding awards is reflected as additional share dilution in the computation of loss per share (see Note 32).

The Company has taken advantage of the transitional provisions of PFRS 2 in respect of equity-settled awards and has applied PFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested as of January 1, 2005.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of electricity. Revenues are recognized upon supply of power to the customers.

The UFR on the rate unbundling released by the ERC on October 30, 2001 specified the following bill components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA I and II and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction



(for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. National and Local Franchise Taxes and Universal Charges, which are billed and collected merely on behalf of the national and local government do not form part of the Company's revenues.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The levels of the Generation Charge and the CERA were fixed by the ERC in the unbundling decision until such time that that the ERC approves new levels for these following a filing by the Company under the GRAM and the ICERA rules. These rate adjustment mechanisms allowed the Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly filing by the utilities, resulting in a lag between the time the costs are incurred and when they may be recovered.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates (AGRA) by Distribution Utilities. The AGRA guidelines were amended in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Company's November 2004 billing cycle. On December 13, 2004, the Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kwh starting February 1, 2005 until January 2007.

The approval by the ERC of the second GRAM covering the period from November 2003 to January 2004 was opposed by NASECORE in a Petition filed before the SC. The SC ruled against the ERC and the Company in a Decision dated February 2, 2006. The SC declared the approval of the second GRAM as invalid because the jurisdictional requirements under the Implementing Rules of EPIRA were not complied with and the GRAM Implementing Rules was not published by the ERC. The Company and the ERC, through the Office of Solicitor General, filed last February 20, 2006, respective motions for reconsideration of the SC's February 2, 2006 Decision. The SC decision did not order the refund of what has been collected. Since generation cost is a pass-through cost that was already advanced by the Company, its legal counsels opined that such cost could be recovered under another duly approved recovery mechanism, i.e., AGRA, with the ERC's consent.

With the enactment of RA No. 9337, the ERC issued on November 7, 2005 Resolution No. 20, Series of 2005 which prescribed the Guidelines for Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Power Industry. RA No. 9337 removes the 2% national franchise tax but imposes a VAT on generation, transmission, distribution, and supply of electricity. Similar to the local franchise tax, the VAT is a separate item in the customers' bills. The 10% VAT is imposed on electricity consumptions starting November 1, 2005. The VAT rate was increased to 12% beginning February 1, 2006.



Interest Income. Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends. Revenue is recognized when the Company's right to receive the payment is established.

Rental Income. Rental income (shown as part of "Revenues - Others" account in the parent company statements of operations) arising from investment properties and poles is accounted for on a straight-line basis over the lease terms on ongoing leases.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. In accordance with ERB Case No. 87-330 (CERA II), foreign exchange losses arising from the restatement of foreign currency-denominated loans, from the base rate to the current exchange rate, are recoverable through corresponding adjustments in the customers' bills. In view of this automatic reimbursement mechanism, the Company recognizes a Deferred CERA (included as part of "Other noncurrent assets" account in the parent company balance sheets) with a corresponding credit (debit) to CERA II revenues for the unrealized foreign exchange gain (loss) which have not been billed to the customers.

Taxes
Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Deferred Tax. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.



Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of MCIT and NOLCO can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the parent company statement of operations.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Derivative Financial Instruments and Hedging

The Company uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.



Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Subsequent Events
Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the parent company financial statements. Subsequent events that are not adjusting events are disclosed in the notes to parent company financial statements when material.

6. Significant Accounting Judgments and Estimates

Judgments
In the process of applying the Company's accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the parent company financial statements.

Contingencies. There are various claims and tax assessments against the Company. The Company's estimate of the probable costs for the assessments and resolution of these claims have been developed in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings (see Note 30).

Outstanding provisions to cover pending claims and tax assessments against the Company which the Company may be liable amounted to ₱16,997 million and ₱10,313 million as of December 31, 2005 and 2004, respectively (see Note 20).

Operating Lease Commitments. The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Estimation Uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated Useful Lives. The useful life of each of the assets included in the Company's utility plant and others and investment properties is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors



mentioned above. A reduction in the estimated useful life of any utility plant and others would increase the recorded operating expenses and decrease utility plant and others.

Utility plant and others amounted to ₱88,644 million and ₱87,531 million as of December 31, 2005 and 2004, respectively (see Note 7).

Investment properties amounted to ₱842 million and ₱845 million as of December 31, 2005 and 2004, respectively (see Note 10).

Allowance for Doubtful Accounts. The allowance for doubtful accounts is estimated using two methods. The total of the amounts calculated using the two methods determine the total provision allowance to be maintained as of the reporting period.

The first method is a collective assessment of all accounts except those of the General Power (GP) government accounts. In a collective assessment, the Company groups their receivables according to the credit risk profile of their customers and provide allowance based on historical loss experience. Full allowance is provided for accounts more than 90 days old.

Second, a separate assessment method is performed for the GP government accounts. These accounts are separated from the collective assessment since government accounts have exhibited unique collection characteristics. GP accounts comprise the bulk of government accounts balance. For these accounts, a combination of individual and collective assessment is used to determine the provision amount. All terminated accounts are fully provided and for the active accounts, partial allowance is provided based on estimate of collectibility.

The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Provision for doubtful accounts amounted to ₱163 million in 2005. No provision was made in 2004. Trade and other receivables, net of allowance for doubtful accounts, amounted to ₱29,302 million and ₱26,058 million as of December 31, 2005 and 2004, respectively (see Note 13).

Allowance for Inventory Obsolescence. The allowance for obsolescence relating to inventories consists of collective and specific provisions. A collective provision is established as a certain percentage based on the age and movement of stocks. The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Provision for inventory obsolescence amounted to ₱14 million in 2005. No provision was made in 2004. Materials and supplies, net of allowance for obsolescence, amounted to ₱1,116 million and ₱848 million as at December 31, 2005 and 2004, respectively (see Note 14).

Deferred Income Tax Assets. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Management believes that sufficient taxable profit will be generated to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets as of December 31, 2005 and 2004 amounted to ₱12,736 million and ₱10,716 million, respectively (see Note 29).



Impairment of Assets. PFRS require that an impairment review be performed when certain impairment indicators are present. Determining the fair value of assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets.

While it is believed that the assumptions used in the estimation of fair values reflected in the parent company financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable values and any resulting impairment loss could have a material adverse impact on the results of operations.

Noncurrent assets that are subjected to impairment testing when impairment indicators are present are as follows:

	2005	2004
	(Amounts in Millions)	
Utility plant and others - net	**₱88,644**	₱87,531
Investment properties - net	**842**	845
Deferred pass-through fuel costs	**7,857**	13,031
Deferred foreign exchanges loss (CERA II)	**3,145**	5,993

No impairment losses were recognized in 2005 and 2004.

Financial Assets and Liabilities. PFRS requires that certain financial assets and liabilities be carried at fair value, which requires the use of accounting judgment and estimates. While significant components of fair value measurement are determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the timing and amount of changes in fair value would differ with the valuation methodology used. Any change in the fair value of these financial assets and liabilities would directly affect net income or loss and equity.

Fair value of financial assets and liabilities are as follows (see Note 28):

	2005	2004
	(Amounts in Millions)	
Financial assets	**₱43,093**	₱30,458
Financial liabilities	**94,681**	95,141

Fair Value of Derivatives or Other Financial Instruments. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Revenue Recognition. The Company's revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

Revenue is billed under different cycles with different cycle cut-off dates while revenue is taken up in the accounts based on calendar month. The recognition of unbilled revenues for billing cycles that have earlier than month-end cut-off dates requires the use of estimates.



The difference between the amount initially recognized and actual settlement or actual billing is taken up in the accounts upon reconciliation or in the next period. Management believes that such use of estimates will not result in material adjustments in future periods.

Pension Cost and Benefits. The determination of the obligation and cost for pension and other retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 26 and include among others, discount rate, expected return on plan assets and rate of compensation increase. In accordance with PFRS, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While it is believed that the Company's assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's pension and other retirement obligations.

Accrued pension amounted to ₱9,494 million and ₱8,417 million as of December 31, 2005 and 2004, respectively (see Notes 22 and 26).

Unrecognized actuarial gains (losses) amounted to (₱286) million and ₱74 million as of December 31, 2005 and 2004, respectively (see Note 26).

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plans assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates on government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 26.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



7. Utility Plant and Others

The movements of utility plant and others for the year ended December 31, 2005 are as follows:

	Subtransmission and Distribution	Others	Total
	(Amounts in Millions)		
Cost:			
Beginning as restated	₱94,651	28,669	₱123,320
Transfers from CIP (see Note 8)	4,933	939	5,872
Disposals/retirements	(52)	(3)	(55)
Reclassification and others	(268)	65	(203)
Ending	99,264	29,670	128,934
Accumulated depreciation:			
Beginning as restated	29,429	6,360	35,789
Charge for the year	3,074	1,482	4,556
Disposals/retirements	(52)	(3)	(55)
Ending	32,451	7,839	40,290
Net book value - December 31, 2005	**₱66,813**	**₱21,831**	**₱88,644**
Net book value - December 31, 2004 (as restated - see Note 4)	₱65,222	₱22,309	₱87,531

Depreciation of utility plant and others is computed using the straight-line method (except for certain subtransmission and distribution assets which uses straight-line functional group method) over the following estimated useful lives:

Asset Type	Estimated Useful Lives
Subtransmission and distribution	10-35 years, depending on the significant parts involved
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	10 years
Buildings and improvements	40 years
Others	20 years

Substantially all of the utility plant assets (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligation and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 18).


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU



8. Construction in Progress

	2005	2004
	(Amounts in Millions)	
Balance, beginning of year	₱4,623	₱6,188
Additions	5,191	5,319
Transfers to utility plant and others (see Note 7)	(5,872)	(6,951)
Reclassification from advance payments to suppliers and others	(143)	67
Balance, end of year	₱3,799	₱4,623

Construction in progress of the Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱127 million and ₱97 million in 2005 and 2004, respectively.

Capitalization rates in 2005 and 2004 were 11.06% and 8.93%, respectively.

9. Investments in Subsidiaries, Associates and Joint Venture

The Company has investments in the following subsidiaries, associates and joint venture:

	Country of Incorporation	Principal Activities	Percentage of Ownership
Subsidiaries:			
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	100
Asian Center for Energy Management (ACEM)*	Philippines	Research & Development	100
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	100
Meralco Industrial Engineering Services Corporation (Miescor)	Philippines	Engineering, Construction and Consulting Services	97
Corporate Information Solutions, Inc. (CIS)	Philippines	e-Transactions	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	51
Associates:			
First Private Power Corporation and Subsidiary (FPPC)	Philippines	Power Generation	40
Batangas Cogeneration Corporation (Batangas Cogen)**	Philippines	Power Generation	38
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	Philippines	Sale of metering products and services	35
Joint Venture:			
Soluziona	Philippines	Management and information technology consultancy	50

* *For dissolution*
** *Ceased operations*



The carrying values of investments in subsidiaries, associates and joint venture follow:

	Amount (As restated - see Note 4)
	(In Millions)
FPPC	₱640
Rockwell	142
e-MVI	75
Miescor	67
Others	42
	₱966

10. Investment Properties

	Land	Buildings and Improvements	Total
		(Amounts in Millions)	
Cost	₱768	₱124	₱892
Accumulated depreciation:			
Beginning, as restated	–	47	47
Charge for the year	–	3	3
Ending	–	50	50
Net book value - December 31, 2005	**₱768**	**₱74**	**₱842**
Net book value - December 31, 2004	₱768	₱77	₱845

Investment properties consist of idle real properties and real properties which are being leased to related and third parties. Generally, charges for leases to related parties are made at market rates.

Due to absence of an active market, the fair values of the investment properties are not readily available. However, management believes that the fair values are not lower than the carrying values of the investment properties as of December 31, 2005 and 2004.

11. Deferred Pass-Through Fuel Costs and Other Noncurrent Assets

Deferred Pass-Through Fuel Costs
Deferred pass-through fuel costs represents the billed amounts for the quantity and cost of natural gas that was contracted for but not consumed by the Company's major independent power producers (IPPs), First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" [see Notes 23 and 31(c)], due to the First Gas plant's dispatch below their stipulated capacity factors. As of December 31, 2005, First Gas has billed the Company for a total of US$231 million, representing unconsumed gas for the years 2002-2004. Such unconsumed gas can be utilized over a period of 10 years up to 2014 and the Company expects that the First Gas plants will be dispatched sufficiently to utilize the unconsumed gas within the prescribed 10-year period. Further, First Gas, in a letter dated January 20, 2006, informed the Company that there is no unconsumed gas for the year 2005. This liability for




PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE

unconsumed gas amounting to ₱13,031 million as of December 31, 2004, equivalent to the original amounts billed by First Gas, was presented as a noncurrent liability in the "Liability arising from deferred pass-through fuel costs" account in the 2004 parent company balance sheet. Further, the Company computed interest cost on this liability starting February 2003 equivalent to USD LIBOR plus 1%. Total interest expense for the year ended December 31, 2004 amounted to ₱364 million and is shown as part of "Interest and other financial expenses" account in the 2004 parent company statement of operations (see Note 25). The related liability for interest amounting to ₱518 million as of December 31, 2004 is shown as part of "Other noncurrent liabilities" account in the 2004 parent company balance sheet.

The Company's obligations to pay for unconsumed gas were deferred until the resolution of the dispute between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. On March 22, 2006, First Gas and the Gas Sellers signed settlement agreements to take effect upon satisfaction of certain conditions precedent, including among others, securing the Company's consent. The Company is currently reviewing the consent documents. Payment obligations of First Gas under the settlement agreements are passed on to the Company in accordance with its power purchase agreements with First Gas.

Under the terms of the settlement agreements, the total claim of US$231 million is reduced to $148 million effective October 1, 2005, less a recognized credit on January 31, 2006 of US$13 million corresponding to gas consumption in excess of take-or-pay quantities for 2005. Further, the Company shall pay interest on the reduced amount equivalent to 1-month USD LIBOR + 2% from the time these amounts were originally due until the effectivity of the settlement agreements. The liabilities shall be settled through quarterly payments starting in 2006 until 2009. Interest under the settlement agreements will be 3-month USD LIBOR + 4% starting October 1, 2005.

As a result of the settlement agreements, the "Liability arising from deferred pass-through fuel costs" has been reduced to ₱7,857 million as of December 31, 2005 of which ₱3,736 million has been classified as a current liability in accordance with the payment terms. On the other hand, the interest cost recognized by Company as of December 31, 2005 has been reduced to ₱883 million because of the reduction in the liability. This remaining liability corresponding to accrued interest is now based on the terms of the settlement agreements and is shown as part of "Trade and other payables" account in the 2005 parent company balance sheet.

Total interest expense for the year ended December 31, 2005 amounted to ₱394 million and is shown as part of "Interest and other financial expenses" account in the 2005 parent company statement of operations (see Note 25).

The noncurrent portion of the liability for unconsumed gas amounting to ₱4,121 million and ₱13,031 million as of December 31, 2005 and 2004, respectively, is shown as "Liability arising from deferred pass-through fuel costs" while the current portion amounting to ₱3,736 million as of December 31, 2005 is shown as part of "Trade and other payables" account in the parent company balance sheets.



Other Noncurrent Assets

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Deferred foreign exchange loss (CERA II)	**₱3,145**	₱5,993
Deferred purchased power cost - net of current portion	**1,385**	6,000
Receivable from BIR - net of current portion [see Note 29(a)]	**577**	–
Available-for-sale investments (see Note 28)	**69**	23
Deferred system imbalance charges - net of allowance for probable disallowances of ₱399 million	**–**	–
Others	**287**	750
	₱5,463	₱12,766

a. Deferred CERA II

Deferred CERA II represents deferred foreign exchange losses that are billable to customers upon settlement of the principal amount of the foreign currency denominated debt.

b. Deferred purchased power cost

Deferred purchased power cost represents purchased power costs incurred by the Company which is amortized over collection periods approved by the ERC. Based on these collection periods, current and non-current portion of the deferred purchased power cost is as follows:

	2005	2004
	(Amounts in Millions)	
Current [shown as part of "Unbilled trade receivables" account (see Note 13)]	₱3,282	₱3,377
Noncurrent - net	1,385	6,000
Total	₱4,667	₱9,377

Purchased power costs being charged by Quezon Power Philippines Ltd. (QPPL) include transmission line fee charges in connection with the Company's transmission line agreement with QPPL. Starting June 2003, the Company did not bill the estimated portion of the disallowed transmission line fee charges pending ERC resolution of such disallowance. In an Order dated September 20, 2004, the ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of P843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, in 2004, the Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables



amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of National Power Corporation (NPC)". Accordingly, the Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million and for the year ended December 31, 2005 amounting to ₱231 million, was computed based on the said ERC Order.

Deferred purchased power cost billings in 2005 include the three-year amortization of ₱0.0875 per kwh starting April 2003 as approved by the ERC in its Decision on the Company's rate unbundling case dated March 20, 2003 (ERC Case Nos. 2001-646 and 2001-900). This will be completed by March 2006. Also included is the amortization of the allowed portion of QPPL's transmission line fee amounting to ₱0.0207 per kwh. This is broken down into an amortization of ₱0.0127 per kwh which will be completed by May 2006 (May 29, 2003 Order on ERC Case No. 2001-383) and ₱0.0080 per kwh, to be completed by October 2006 (Sept. 20, 2004 Order on ERC Case Nos. 2001-383, 2001-646 and 2001-900). The accumulated VAT savings passed on as part of the mandated rate reduction for residential customers is being amortized over a 3-year period at ₱0.0246 per kwh per month (January 21 and June 2, 2004 Orders in ERC Case Nos. 2004-20 and 2004-112). The amortization will be completed by January 2007. Also included under deferred purchased power cost is the remaining amount for collection under the final GRAM Deferred Accounting Adjustment (DAA) approved by ERC on January 25, 2005 under ERC Case No. 2004-466 in the amount of ₱2,721 million. The amortization period for the final GRAM DAA will also be completed in January 2007.

c. Deferred system imbalance charges

The Company withheld payment starting July 2001 of the 50% penalty on the energy charge imposed by NPC (TransCo starting October 2002) on the excess imbalance energy incurred by the Company's IPPs. The Company contested the 50% penalty because of its apparent application to the Company's IPPs only. These charges amounted to ₱399 million as of December 31, 2003. Although the matter was raised to the ERC in a December 16, 2002 letter, there was no resolution of the issue.

Recovery from customers of the total withheld amount of ₱399 million covering the period July 2001 to October 2003 will be pursued by the Company through an appropriate filing with the ERC. While the Company still has to seek ERC approval on the recovery mechanism, the Company made a provision for probable disallowances of the same amount in 2003.


PATROCINIO L. BETEZ
APR 17 2006
RECEIVED



12. Cash and Cash Equivalents

	2005	2004
	(Amounts in Millions)	
Cash on hand and in banks	₱2,998	₱2,365
Short-term investments	10,724	2,012
	₱13,722	₱4,377

Cash in banks earn interest at floating rates based on daily bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates. The fair values of cash and cash equivalents are ₱13,722 million and ₱4,377 million as of December 31, 2005 and 2004, respectively.

13. Trade and Other Receivables

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Trade		
Billed	₱12,578	₱11,036
Unbilled (see Note 11)	16,432	15,455
Related parties and others (see Note 23)	937	1,117
	29,947	27,608
Less allowance for doubtful accounts	645	1,550
	₱29,302	₱26,058

Trade receivables are non-interest bearing and are generally due ten days after presentation of bill.

Unbilled receivables represent purchased power costs incurred by the Company which will be billed to customers in the succeeding months.

14. Materials and Supplies

The cost of materials and supplies amounted to ₱1,352 million and ₱1,077 million as of December 31, 2005 and 2004, respectively. Allowance for inventory obsolescence amounted to ₱236 million and ₱229 million as of December 31, 2005 and 2004, respectively.

The amount of provision for inventory obsolescence recognized as an expense is ₱14 million in 2005. This expense is included as part of operations and maintenance expenses, which is disclosed in Note 25. No provision for inventory obsolescence was made in 2004.



15. Other Current Assets

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Tax credit certificates [see Note 29(a)]	₱317	₱–
Advance payments to suppliers	79	66
Creditable withholding taxes	–	641
Prepaid income tax [see Note 29(a)]	–	538
Others	29	2
	₱425	₱1,247

16. Stockholders' Equity

a. Common Stock

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Common stock - ₱10 par value		
Authorized:		
Class A - 648,000,000 shares		
Class B - 432,000,000 shares		
Issued - 998,529,142 shares in 2005		
and 997,571,301 shares in 2004	₱9,985	₱9,976
Subscribed - 1,285,199 shares in 2004	–	13
	₱9,985	₱9,989

Movement of common stock follows:

	Number of Shares	
	2005	2004 (As restated - see Note 4)
Issued:		
Balance at beginning of year	997,571,301	997,473,465
Issuance of shares	957,841	97,836
Balance at end of year	998,529,142	997,571,301
Subscribed:		
Balance at beginning of year	1,285,199	1,787,996
Issuance of shares	(957,841)	(97,836)
Cancelled subscriptions	(327,358)	(404,961)
Balance at end of year	–	1,285,199



Authorized shares of common stock of the Company which ~~are listed at the~~ Philippine Stock Exchange (PSE) are divided in two classes:

- Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and
- Class "B" - Comprising forty percent (40%) of the common stock, can be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Share Ownership Schemes

The Company has a stock purchase plan under which awards to subscribe for the Company's shares have been granted to employees and retirees (see Note 17).

b. Appraisal Increase in Utility Plant and Others

Prior to adoption of PFRS, the asset revaluation reserve was used to record increases in the fair value of land and buildings and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in equity. The reserve could only be used to pay dividends in limited circumstances. Upon adoption of PFRS, no further increases in the reserve are expected as the Company opted to value its utility plant and others using the deemed cost. This reserve is reduced by the amount of depreciation on appraisal increase charged to operations and upon the disposal of an item of utility plant and others.

c. Retained Earnings

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Company's self-insurance requirements.

The Company's unappropriated retained earnings are restricted for dividend distribution to the extent of the appraisal increase in utility plant and others amounting to ₱20,968 million and ₱20,983 million as of December 31, 2005 and 2004, respectively.

17. Share-Based Payment Plan

The Company's Plan entitles regular employees of the Company and its subsidiaries and retirees of the Company to purchase shares of common stock of the Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and option to cancel the purchase prior to full payment of the purchase price.

During the ESOP 12th Offering ("Centennial Offering"), 8.5 million common shares were initially subscribed by employees and retirees of the Company out of the remaining allocation of about 12 million common shares to the Plan. The grant date is December 31, 2003 and vesting date is February 28, 2007.



The following table illustrates the movements in number of shares subscribed for the ESOP 12th offering:

	2005	2004
Outstanding at the beginning of the year	8,442,630	8,494,786
Cancelled during the year	(149,608)	(46,570)
Redeemed during the year	(10,380)	(5,586)
Outstanding at the end of the year	8,282,642	8,442,630

It has been the policy of the Company to re-offer cancelled shares to qualified participants in subsequent offerings.

The fair value of equity-settled share options granted is estimated as at the date of grant using the Black-Scholes Option Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model:

Dividend yield (%)	–
Historical volatility (%)	50
Risk-free interest rate (%)	10.275
Expected life of option (years)	3.16
Weighted average share price on grant date (₱)	18.70

The expected life of the awards is based on the vesting period. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

18. Interest-Bearing Loans and Other Borrowings

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current:		
Long-term debt - current portion (a)	₱1,895	₱2,111
Preferred stock (c)	689	–
Long-term debt - classified as current (a)	–	19,822
	₱2,584	₱21,933
Noncurrent:		
Long-term debt - net of current portion (a)	₱18,208	₱1,693
Less unamortized debt issuance costs (b)	1,225	768
	16,983	925
Preferred stock (c)	1,896	–
	₱18,879	₱925



a. Long-term debt consists of:

	2005	2004
	(Amounts in Millions)	
Secured	₱20,093	₱23,611
Unsecured	10	15
	20,103	23,626
Less current portion	1,895	21,933
	₱18,208	₱1,693

	Interest Rate %	Maturity	2005	2004
			(Amounts in Millions)	
US dollar term loan payable in quarterly installments	3 month LIBOR plus 5%	2011	₱8,578	₱9,572
US dollar term loans payable in semi-annual installments	6-9%	2012	5,346	6,348
Philippine peso term loan payable in quarterly installments	14.18%, 14.87% and 3-month MART1 plus 4%	2011	3,462	3,644
Japanese yen term loans payable in semi-annual installments	5.5% and 5.7%	2010	2,277	3,314
Euro availment under the Master Credit Agreement payable in equal semi-annual installments	5.56%	2010	169	247
US dollar availment under the Master Credit Agreement payable in semi-annual installments	6-month LIBOR plus 0.65%,	2009	173	236
CHF availment under the Master Credit Agreement payable in equal semi-annual installments	6-month LIBOR plus 0.7%	2010	88	130
Deutschmark term loans payable in semi-annual installments*	6.0%	2005	–	120
Philippine peso loans payable to government entities payable in quarterly installments	3.5%	2011	10	15
			20,103	23,626
Less current portion			1,895	21,933
			₱18,208	₱1,693

** Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Company's utility plant (₱84,995 million as of December 31, 2005 and ₱86,560 million as of December 31, 2004) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Philippine peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured.



For the years ended December 31, 2005 and 2004, the Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On November 23 and December 1, 2005, the Company received from the two creditors a temporary waiver of non-compliance and suspension of this requirement for the year 2005. The Company received similar waivers for 2004 last March 29 and April 4, 2005.

PAS 1, which is effective in 2005, requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. While the aforementioned waivers for the year 2005 were obtained within the prescribed period under PAS, the 2004 waivers were obtained after balance sheet date and therefore, the Company's long-term debt amounting to ₱19,822 million is classified as current liabilities in 2004.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; disposition of a significant portion of the Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Company is in compliance with its loan covenants.

On February 8, 2002, the Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Company a credit facility up to an aggregate maximum amount of US$30 million. The Company has fully availed of its committed obligations under the MCA, amounting to the equivalent of US$12.49 million as of December 31, 2004 and there are no further committed obligations as of December 31, 2005.

On June 24, 2003, the Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Company filed an application of similar nature with the ERC on September 5, 2003 which was approved provisionally by the ERC on January 9, 2004. Public hearings on the Company's application have been completed and the Company is awaiting the ERC's final decision.

The estimated schedule of repayments of long-term debt of the Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2006	$22.65	¥1,011.47	€0.54	CHF0.44	₱185.83	₱1,895.44
2007	40.89	1,011.47	0.54	0.44	549.91	3,227.88
2008	42.23	1,011.47	0.54	0.44	548.12	3,297.23
2009	51.75	1,011.47	0.54	0.44	729.74	3,984.27
2010 thereafter	108.00	1,011.47	0.54	0.44	1,457.39	7,698.23
Total	$265.52	¥5,057.35	€2.70	CHF2.20	₱3,470.99	
In equivalent pesos	₱14,096.46	₱2,277.32	₱169.62	₱88.66	₱3,470.99	₱20,103.05

b. Amortization of debt issuance costs amounting to ₱427 million and ₱147 million in 2005 and 2004, respectively, is presented as part of "Interest and other financial expenses" in the parent company statements of operations (see Note 25).



c. Redeemable, nonconvertible preferred shares

Preferred stock, with a par value of ₱10, is nonparticipating, nonconvertible and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, payable as such interval as may be determined by the BOD. As provided for in the Articles of Incorporation of the Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Company, which was approved by the ERB, requires applicants for electric service to subscribe to preferred stock with 10% dividend a year to cover the costs. The Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. The Company has adopted the option prescribed by the Implementing Guidelines of the Magna Carta for Residential Electricity Consumers to finance the costs of extension of lines and installation of additional facilities.

As of December 31, 2005, cumulative dividends on preferred stock that have not been declared or paid since the second quarter of 2003 amounted to approximately ₱629 million (shown as part of "Trade and other payables" account in the parent company balance sheets, see Note 22).

Movement of preferred stock follows:

	Number of Shares	
	2005	2004
Balance at beginning of year	**229,531,445**	140,655,458
Issuance of shares	**34,723,898**	97,360,644
Redemption of shares	**(5,736,592)**	(8,484,657)
Balance at end of year	**258,518,751**	229,531,445

19. Customers' Deposits

	2005	2004
	(Amounts in Millions)	
Meter and bill deposits - net of current portion	**₱11,460**	₱10,449
Interests on meter and bill deposits - net of current portion	**6,713**	5,951
	₱18,173	₱16,400



Prior to the effectivity of the Magna Carta for Residential Electricity Consumers issued on June 17, 2004, the Guidelines to Implement Articles 7, 8, 14 and 28 of the Magna Carta for Residential Electricity Consumers issued on October 27, 2004 and the Distribution Services and Open Access Rules (DSOAR) issued on January 18, 2006, meter deposits cover 50% of the cost of the metering equipment. Upon effectivity of the Magna Carta and DSOAR, residential and non-residential customers are now exempt from the payment of meter deposits. In case of loss and/or damage to the electric meter due to the fault of the customer, the latter shall bear the full replacement cost of the meter. For residential customers, the meter deposit, including accrued interest, will be refunded in accordance with the schedule as set in said Guidelines Implementing Articles 7, 8, 14 and 28 of the Magna Carta. For non-residential customers, the DSOAR requires the Company and the other distribution utilities (DUs) to submit a proposal to the ERC on the methodology and timeline for the refund of all existing meter deposits within ninety (90) days following its effectivity.

On the other hand, both the Magna Carta and DSOAR provide that residential and non-residential customers, respectively, must pay or submit a bill deposit to guarantee payment of bills equivalent to their estimated monthly billing. The amount of deposit shall be adjusted after one year to approximate the actual average monthly bills. A customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the bill deposit prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service, provided all bills have been paid.

With regard to the interest rate on customer deposits, the Implementing Guidelines of the Magna Carta for Residential Customers provide that the interest rate on meter deposits shall be at 6% for contracts of service entered into prior to the effectivity of the ERB Resolution No. 95-21 issued on August 3, 1995, and 10% thereafter. The said implementing guidelines are silent on interest rate on bill deposit prior to the effectivity of the ERB Resolution No. 95-21, however, the Company's legal counsel opined that the same interest rate of 6% should apply as such rate was agreed upon in the service contract. Pursuant to the Magna Carta, when the Weighted Average Cost of Capital (WACC) becomes applicable, the rate of interest on bill deposit shall be equivalent to the interest incorporated in the WACC, otherwise, the rate shall be based on the prevailing interest rate on savings deposit as approved by the Bangko Sentral ng Pilipinas (BSP). In the case of non-residential customers, the DSOAR provides that the Company shall pay interest on bill deposits at the rate equivalent to the prevailing interest rate for savings deposit as approved by the BSP.

Interests on meter and bill deposits are determined using the simple computation method. There is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, consequently, the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter. This is supported by the opinion of the Company's external legal counsel.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the relevant ERC guidelines, are shown separately as part of "Trade and other payables" account in the parent company balance sheets (see Note 22).



20. Provisions

Movements during the year are as follows:

	2005	2004
	(Amounts in Millions)	
Provisions for probable losses [see Note 2(b)]		
Balance, beginning of year	₱9,824	₱–
Provisions during the year	5,901	9,824
Balance, end of year	15,725	9,824
Provision for various tax assessments and claims against the Company		
Balance, beginning of year	489	491
Provisions during the year (see Note 25)	783	–
Reversals during the year (see Note 25)	–	(2)
Balance, end of year	1,272	489
	₱16,997	₱10,313

Information on tax assessments and legal claims required by PAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position in relation to these assessments and claims.

21. Customers' Refund

This account refers to the refund discussed in Notes 2(c) and 4(F) and consists of:

	2005	2004
	(Amounts in Millions)	
Noncurrent portion:		
Gross refund amount	₱14,458	₱15,142
Less present value effect	2,722	–
	11,736	15,142
Current portion:		
Gross refund amount	5,299	5,409
Less present value effect	1,512	–
	3,787	5,409
	₱15,523	₱20,551

As discussed in Note 4, PAS 39 requires financial liabilities to be recognized initially at fair value and subsequently carried at amortized cost using effective interest rates. Accordingly, the present value effect on refund liability was recorded to comply with PAS 39. The Company will continue to pay the full refund (originally ₱30,055 million, of which ₱10,298 million has been paid as of December 31, 2005) based on the SC decision dated April 30, 2003 wherein it did not provide for the payment of interest [see Note 2(c)].

The Company implemented the refund in four phases in such a way that would first satisfy the Company's obligations to its more numerous, but smaller and, mainly residential customers, who



account for the Company's lower income accounts. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kwh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kwh in April 2003 (or in their last complete month's bill for services whose contracts with the Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kwh of electricity per month, the Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, involving refunds to commercial and industrial customers and all other customers not covered by Phases I - III, the Company submitted its proposal to the ERC last September 3, 2004. The Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kw, flat streetlights and all government accounts. Phase IV-B will cover medium to extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kw.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006. The Company further submitted to the ERC specific details on the implementation of Phase IV-B, which approved such proposal on June 29, 2005. However, Revenue Regulation 8-2005 issued by the BIR in February 2005 stated that the refunds to Phase IV customers are income payments subject to creditable withholding tax. The creditable withholding tax is withheld on the gross amount of the refund at the following rates: 25% for customers with active contracts and 32% for customers with terminated contracts. The ERC allowed the Company to defer the implementation of the refunds for Phase IV until BIR released its implementing guidelines and prepare for compliance with such guidelines.

The BIR implementing guidelines on the imposition of creditable withholding tax on the Phase IV refund was released in August 2005. The Company had to re-adjust its existing refund system and procedures to comply with the guidelines of BIR, and therefore the actual implementation of the refund only commenced in the 4th quarter of 2005. Customers are required to submit complete documents to the Company prior to the latter's release of their refund either through checks or monthly credit to bill. Once the customer is able to comply with the requirements, he will receive the refunds due him from the original start dates as approved by the ERC.

The ERC-approved amended refund schemes are as follows:

Customer	Customer Options	Refund Term
Phase IV-A Active	▪ 6 checks, or ▪ Fixed credit to bills with option to receive cash	▪ In equal amounts ▪ July 2005 to December 2006 ▪ Checks that are post-dated shall mature every quarter
Phase IV-A Terminated	▪ One check	▪ November 2006
Phase IV-B Active	▪ 21 checks or ▪ Fixed credit to bills with option to receive cash	▪ In equal amounts ▪ October 2005 to December 2010 ▪ Checks that are post-dated shall mature every quarter
Phase IV-B Terminated	▪ 21 checks, or ▪ 1 check	▪ Same as Phase IV-B Active, or ▪ June 2008

The Company is currently implementing Phase IV in accordance with the ERC-approved scheme.

As of December 31, 2005, the balance of the refund (inclusive of the present value effect) for each of the four phases is as follows:

Phase	Beginning Balance	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱420	₱23	₱32	₱365
II	350	28	14	308
III	1,092	101	596	395
IV	18,689	–	–	18,689
	₱20,551	₱152	₱642	₱19,757

Based on the Company's implementation, customer refunds estimated to be made the following year amounting to ₱5,299 million (inclusive of the present value effect) is shown as part of current liabilities in the 2005 parent company balance sheet.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



22. Trade and Other Payables

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Trade accounts payable (see Note 23)	₱16,787	₱16,484
Accrued pension (see Note 26)	9,494	8,417
Current portion of liability arising from deferred pass-through fuel costs (see Note 11)	3,736	–
Payable to customers	1,085	1,085
Accrued interest on liability arising from deferred pass-through fuel costs - current portion (see Note 11)	883	–
Accrued taxes	781	771
Accrued interest on preferred stock (see Note 18)	629	–
Current portion of meter and service deposits (see Note 19)	502	521
Output VAT	452	–
Current portion of interest on meter and service deposits (see Note 19)	326	275
Advance payment received from pole rentals	167	250
Accrued interest on loans	127	171
Accrued expenses and other liabilities	3,266	3,076
	₱38,235	₱31,050

The following are the terms and conditions of the above financial liabilities:

- Trade payables are noninterest-bearing and are normally settled on 60-day terms. Other payables are noninterest-bearing and have an average term of six months.
- Interest payable is normally settled quarterly throughout the financial year.

Trade Accounts Payable
This account includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱80 million and ₱358 million in 2005 and 2004, respectively. NPC and TransCo claimed an over deduction by the Company of amounts related to the 3½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. Total claims of NPC and TransCo amounted to ₱1,173 million as of December 31, 2004 and are payable in three years starting February 2005. Total claims of Transco were paid in full in 2005. Remaining balance of the liability as of December 31, 2005 pertaining to NPC's claim amounted to ₱813 million. The noncurrent portion amounting to ₱733 million and ₱815 million in 2005 and 2004, respectively, is presented as part of "Other noncurrent liabilities" account in the parent company balance sheets.

The claims of NPC and Transco are interest-bearing at 6% and 8.58%, respectively. Total interest expense for the year ended December 31, 2005 amounted to ₱128 million and is shown as part of "Interest and other financial expenses" account in the parent company statements of operations.

Payable to Customers

On October 1, 2004, the ERC released an Order on the Company's Motion for Clarification/ Reconsideration on ERC Case Nos. 2001-646 and 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. However, the Company still intends to bring this matter to the ERC considering that the Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates [see Note 30(a)].

23. Related Party Transactions

The following table provides the total amount of transactions, which have been entered into by the Company with related parties for the relevant financial year:

Related Party	Relationship with Company	Year	Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 11)	Amounts Owed by Related Parties (see Note 13)	Amounts Owed to Related Parties (see Notes 11 and 22)
			(Amounts in Millions)			
FGPC (see Notes 11 and 31)	Affiliate	2005	₱34,163	₱–	₱–	₱12,961
		2004	29,496	2,735	–	12,248
FGP Corp. (see Notes 11 and 31)	Affiliate	2005	16,856	–	–	5,883
		2004	13,437	2,010	–	5,260
MIESCOR	Subsidiary	2005	203	–	127	2
		2004	148	–	120	11
Soluziona	Joint Venture	2005	293	–	4	–
		2004	276	–	3	5
GEPMICI	Associate	2005	349	–	–	31
		2004	225	–	–	2
Philippine Electric Corp. (PHILEC)	Affiliate	2005	366	–	–	–
		2004	360	–	–	23
Others	Subsidiaries and Affiliates	2005	315	–	967	–
		2004	266	–	672	–

FGPC, FGP Corp., and PHILEC are subsidiaries of First Phil. Holdings Corporation (FPHC), a shareholder.

The revenues and purchases from related parties are generally made at normal market prices. Outstanding balances at the year-end are unsecured, interest free [except those relating to deferred pass-through fuel costs (see Note 11)] and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.




PATROCINIO L. BETEZ
US SEC
APR 17 2006
82-3237
RECEIVED
BUREAU OF INTERNAL REVENUE

Revenues. In the ordinary course of business, the Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Purchases. Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). Purchases from related parties amounted to ₱52,545 million and ₱44,208 million in 2005 and 2004, respectively.

For the years ended December 31, 2005 and 2004, the Company has not made any significant provision for doubtful accounts relating to amounts owed by related parties. Allowance for doubtful accounts pertaining to related parties amounted to ₱982 million and ₱978 million as of December 31, 2005 and 2004, respectively. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of Key Management Personnel of the Company

	2005	2004
	(Amounts in Millions)	
Short-term employee benefits	₱76	₱92
Long-term and retirement benefits	54	33
Share-based payment	2	2
Total compensation paid to key management personnel	₱132	₱127

24. Revenues

In compliance with Section 36 of RA No. 9136, the Company was required to unbundle its billing charges to customers effective June 2003. For the years ended December 31, 2005 and 2004, the Company's billings had the following components:

	2005	2004
	(Amounts in Millions)	
Generation charge	₱112,234	₱92,950
Transmission charge	19,467	21,481
System loss charge	15,869	11,507
Distribution charge	16,569	15,917
Supply charge	5,608	5,742
Metering charge	2,840	2,851
CERA	559	558
Power act reduction	(1,261)	(1,561)
Inter-class, lifeline subsidy and others	(868)	(1,216)
Total electric revenues	171,017	148,229
Reversal of operations maintenance and transmission loss recovery charges (see Note 22)	–	(859)
	₱171,017	₱147,370



On September 28, 2005, the ERC issued the Guidelines for the Adjustment of Transmission Rates by Distribution Utilities. The Guidelines prescribe a prospective annual adjustment of transmission charges to reflect changes in the cost of transmission and ancillary services. The guidelines did not address current and accumulated over or under recoveries in the collection of the transmission charge. The ERC also approved on November 23, 2005, the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the System Loss Rate by Distribution Utilities. Following this guideline, the Company implemented the recovery of ₱284 million in unbilled system loss charges starting with the February 2006 billing month. The recovery is being implemented over a period of 17 months or until such time that the amount has been collected.

On July 8, 2005, the ERC promulgated the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the Lifeline Rates by Distribution Utilities. While the guidelines preserve the percentage discounts for lifeline users, it provides distribution utilities the mechanism to adjust the lifeline subsidy rate to non-lifeline users to ensure that the grant of lifeline subsidies is revenue-neutral for the distribution utility. On August 3, 2005, the ERC also promulgated the Guidelines for the "True-Up" Mechanism of the Over or Under Recovery in the Implementation of Inter-Class Subsidy Removal by Distribution Utilities. This is to ensure that any over or under recovery is returned or collected from customers as the case may be. Implementation of this mechanism is deferred until the implementation of the final step of inter-class subsidy removal in November 2006.

25. Expenses

Operations and Maintenance

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Salaries, wages and employee benefits	**₱3,937**	₱4,303
Contractors' services	**2,473**	2,029
Pension cost (see Note 26)	**1,577**	1,377
Provision for (reversal of) various tax assessments and legal claims - net (see Note 20)	**783**	(2)
Materials and supplies	**288**	252
Transportation and travel	**287**	336
Supervision and regulation fees	**116**	109
Corporate expenses	**107**	48
Property insurance	**85**	25
Others (see Note 14)	**557**	265
	₱10,210	₱8,742



Salaries, wages and employee benefits

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Wages and salaries	₱3,810	₱4,183
Social security costs	78	74
Post-employment benefits other than pensions	21	17
Expense of share-based payments	28	29
	₱3,937	₱4,303

Interest and other financial expenses

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Interest expense and financial charges on loans and other payables (see Note 22)	₱2,245	₱2,297
Interest expense on customers' deposits (see Note 19)	942	958
Interest expense on deferred pass-through fuel costs (see Notes 11 and 23)	394	364
Amortization of debt issue costs (see Note 18)	427	147
	₱4,008	₱3,766

Interest and other income

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Tax refund [see Note 29(a)]	₱894	₱–
Interest income	824	494
Dividend income	285	328
	₱2,003	₱822

CERA II revenue

This account includes unbilled portion amounting to ₱1,505 million in 2005 and ₱350 million in 2004.

Foreign exchange losses - net

This account includes foreign exchange gains and losses arising from monetary assets and liabilities other than foreign currency-denominated long-term debt. Foreign exchange loss related to CERA II amounted to ₱2,934 million in 2005 and ₱1,330 million in 2004.



Provision for (recovery of) probable losses on disallowed receivables (see Note 11)

	2005	2004
	(Amounts in Millions)	
Provisions for estimated disallowed transmission line fee charges	₱231	₱284
Recovery of estimated disallowed transmission line fee charges	–	(499)
	231	(₱215)

26. **Retirement Plan**

The Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

The Company also provides certain additional post-employment benefits upon retirement.

The following table summarizes the components of net pension expense recognized in the statement of operations and the funded status and amounts recognized in the parent company balance sheets for the respective plans.

Net Pension Expense (recognized in operations and maintenance expenses)

	2005	2004
	(Amounts in Millions)	
Current service cost	₱434	₱407
Interest cost on benefit obligation	1,421	1,292
Expected return on plan assets	(279)	(323)
Past service cost	1	1
Net actuarial loss recognized during the year	–	–
Net benefit expense (see Note 25)	₱1,577	₱1,377
Actual return on plan assets	(₱81)	₱136

Pension Liability

	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	₱12,851	₱11,845
Fair value of plan assets	(3,064)	(3,494)
Unrecognized net actuarial gains (losses)	(286)	74
Unrecognized past service cost	(7)	(8)
Benefit liability	₱9,494	₱8,417



Changes in the present value of the defined benefit obligation are as follows:

	2005	2004
	(Amounts in Millions)	
Opening defined benefit obligation	₱11,845	₱10,765
Interest cost	1,421	1,292
Current service cost	434	406
Benefits paid	(849)	(790)
Actuarial losses (gains) on obligation	–	172
Closing defined benefit obligation	₱12,851	₱11,845

Changes in the fair value of plan assets are as follows:

	2005	2004
	(Amounts in Millions)	
Fair value of plan assets, January 1	₱3,494	₱3,540
Actual return	(81)	136
Contributions by employer	500	608
Benefits paid	(849)	(790)
Fair value of plan assets, December 31	₱3,064	₱3,494

The Company expects to contribute ₱500 million to its defined benefit pension plan in 2006.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2005	2004
	(Percentage)	
Equity and debt securities	73	78
Real properties	24	19
Receivables	2	1
Cash	1	2
	100	100

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

The principal assumptions used in determining pension obligations for the Company's plans are shown below:

	2005	2004
	(Percentage)	
Discount rate	12.00	12.00
Expected rate of return on assets	8.00	9.11
Future salary increases (range)	7.00 - 8.50	7.00 - 8.00




US SEC
File No. 82-3237
LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L.
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE

Amounts for 2005 and 2004 are as follows:

	2005	2004
	(Amounts in Millions)	
Defined benefit obligation	**₱12,851**	₱11,845
Plan assets	(3,064)	(3,494)
Deficit	(9,787)	(8,351)
Experience adjustments on plan liabilities	–	172

27. **Financial Risk Management Objectives and Policies**

The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, cash and short-term investments. The main purpose of these financial instruments is to finance for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Company also enters into derivative transactions, principally interest rate swaps. The purpose is to manage the interest rate risks arising from its sources of finance.

The main risks arising from the Company's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk, commodity price risk and credit risk. The related policies for managing each of these risks are summarized below.

Cash Flow Interest Rate Risk
The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's long-term debt obligations.

The Company's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Company also enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designed to minimize the Company's exposure to interest rate risk in debt obligations. As of December 31, 2005, approximately 23% of the Company's borrowings are at a fixed rate of interest.

The following table sets out the amount (exclusive of debt issuance costs), by maturity, of the Company's financial liabilities (bank loans and interest rate swaps) that are exposed to interest rate risk:

	Within 1 Year	1-2 years	2-3 Years	3-4 years	4-5 Years	More than 5 Years	Total
				(Amounts in Millions)			
2005 Fixed Rate	604	834	834	948	948	458	4,626
2005 Floating Rate	1,291	2,394	2,464	3,036	2,734	3,558	15,477
2004 Fixed Rate	832	708	938	938	1,052	1,512	5,980
2004 Floating Rate	1,373*	1,367	2,527	2,602	3,205	6,640	17,714

* *Amount inclusive of ₱68 million mark-to-market loss on interest rate swap.*




PATROCINIO L. BAÑEZ
APR 17 2006
BUREAU OF INTERNAL REVENUE
RECEIVED

Interest on financial liabilities classified as floating rate is repriced at intervals of less than one year. Interest on financial liabilities classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Company that are not included in the above table are noninterest-bearing or have no fixed or determinable maturity.

Foreign Currency Risk
The Company's exposure to foreign currency risk is somewhat mitigated by the CERA [see Note 11(a)].

Commodity Price Risk
The Company's exposure to price risk is minimal. The cost of fuel is part of the Company's generation cost that is recoverable from the customers through the Company's generation charge.

Credit Risk
The Company trades only with recognized, creditworthy third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets and certain derivative instruments, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Company.

Liquidity Risk
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of available instruments.

28. Financial Instruments

Fair Values -
Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the parent company financial statements.

	Carrying Amount		Fair Value	
	2005	2004	**2005**	2004
	(Amounts in Millions)			
Financial assets:				
Cash and cash equivalents	**₱13,722**	₱4,377	**₱13,722**	₱4,377
Trade and other receivables	**29,302**	26,058	**29,302**	26,058
Available-for-sale investments	**69**	23	**69**	23
Total financial assets	**₱43,093**	₱30,458	**₱43,093**	₱30,458



	Carrying Amount		Fair Value	
	2005	2004	2005	2004
	(Amounts in Millions)			
Financial liabilities:				
Trade and other payables	₱38,235	₱31,050	₱38,235	₱31,050
Interest-bearing loans and other borrowings*:				
Floating rate borrowings	14,536	17,719	15,895	18,085
Fixed rate borrowings	4,342	5,907	4,959	6,692
Preferred stock	1,896	2,295	1,896	2,295
Interest rate swap	–	68	–	68
Customers' deposits	18,173	16,400	18,173	16,400
Customers' refund	15,523	20,551	15,523	20,551
Total financial liabilities	₱92,705	₱93,990	₱94,681	₱95,141

**Inclusive of debt issuance costs*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and Cash Equivalents, Trade and Other Receivables and Trade and Other Payables. Due to the short-term nature of transactions, the fair values of these instruments approximate the carrying amount as of balance sheet date.

Available-for-Sale Investments.. The fair values were determined by reference to market bid quotes as of balance sheet date.

Interest-bearing Loans and Other Borrowings. The fair values were computed by discounting the expected future cash flows using the prevailing LIBOR, MART1, EURIBOR and JIBOR rates plus a spread, as applicable.

Interest Rate Swap. The fair values were determined as the present value of estimated future cash flows as confirmed by counterparty bank.

Derivative Instruments

As of December 31, 2005, the Company has no outstanding freestanding derivative contracts. The net realized gain (loss) that was recognized in profit or loss for 2005 amounted to ₱41 million.

As of December 31, 2004, the Company has outstanding interest rate swap agreements totaling $46 million with various maturities in 2005.



The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered in 2000. This interest rate swap limits the Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Company also has an amortizing swap agreement entered into in 2000 with an original notional amount of $50 million which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $20 million. Also in 2000, the Company has an amortizing trigger interest rate swap with an original notional amount of $40 million which fixed the interest rate at 6.42% with a trigger at 7%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $16 million.

The Company has bifurcated embedded currency forwards noted in various purchases and service agreements denominated in US$, Euro and various currencies. These agreements represent only around 1% of the Company's trade payables. As of December 31, 2005, the US$ agreements amounted to $7 million while the US$ and Euro-denominated agreements were $4 million and EUR1.5 million, respectively, as of January 1, 2005.

The net unrealized gains recognized in profit or loss as of December 31, 2005 for outstanding embedded derivatives amounted to ₱12 million. Net realized gains from embedded derivatives that matured in 2005 amounted to ₱6 million.

29. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 2(c), the Company has effectively overpaid income taxes estimated at ₱8,972 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Company's revenues for the said periods. For this reason, the Company exercised its right to amend its income tax returns for years 1999 and 2002 to reflect the correct amount of income tax which was well within the three (3) years reglementary period to amend. As of December 31, 2002, total overpayment of income tax resulting from the amendment of 1999 and 2002 income tax returns amounted to ₱1,621 million. Such overpayment was fully utilized as of December 31, 2005.

On November 27, 2003, the Company filed a Claim for Income Tax Refund with the BIR pertaining to taxable years 1994 to 1998, 2000 and 2001 amounting to ₱7,107 million. Pursuant to such, various Letters of Authority were issued by the BIR during the year 2004 to effect examination of books and validate the propriety of claim. The audit was finally concluded in 2005 wherein the BIR established that the refundable amount is ₱6,690 million but denied the same on ground of prescription except the claim amount of ₱894 million for the year 2001 which was recognized by the BIR as having been filed on time. The BIR will refund this amount to the Company through issuance of Tax Credit Certificate (TCC) proportionate to its actual refund to utility customers. Such refund is shown as part of



"Interest and other income" account in the 2005 parent company statement of operations (see Note 25). Based on actual refund as of July 2005, TCC amounting to ₱317 million was issued on October 5, 2005. Unissued TCCs as of December 31, 2005 amounted to ₱577 million (see Note 11).

Pending audit by the BIR and to avoid the setting in of prescription to file claim in the Court of Tax Appeals (CTA), the Company filed a Petition in the CTA assailing the denial by the BIR of its tax refund claim in the same amount of ₱7,107 million. The Company amended the petition to reflect the audited refundable amount of ₱6,690 million less the ₱894 million the BIR granted for the year 2001. The Solicitor General filed the answer for the BIR. The case is pending proceeding in the CTA.

On February 3, 2006, the Company filed a letter-request with BIR seeking a ruling or confirmation that the refund of rollback rates by the Company to its customers as a consequence of the decision of the Supreme Court, are deductible from gross income as ordinary and necessary business expenses under Section 34(A)(1) of the National Internal Revenue Code (NIRC) of 1997. In the event that the ruling is favorable to the Company, it will perforce withdraw the petition filed with the CTA corresponding to the amounts that will be allowed as business expense deduction.

The major components of income tax expense (benefit) for the years ended December 31, 2005 and 2004 are:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Current income tax-		
Current income tax charge	**₱2,549**	₱1,150
Deferred income tax:		
Relating to origination and reversal of temporary differences	**(3,585)**	(2,529)
Change in tax rate	**(681)**	–
Income tax benefit reported in the parent company statements of operations	**(₱1,717)**	(₱1,379)

For purposes of computing income tax certain income and expenses are not allowed. As a result, the Company reported a taxable income of ₱7,843 million and ₱3,594 million for the years ended December 31, 2005 and 2004, respectively.


LARGE TAXPAYERS ASSISTANCE
PATROCINIO L. METEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



Deferred Income Tax

Deferred income tax as of December 31 relates to the following:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Deferred tax liabilities:		
Appraisal increase in utility plant and others	₱9,003	₱9,875
Depreciation method differential	3,011	3,243
Present value of customers' refund	1,482	–
Liability related to CERA (see Note 11)	1,101	1,918
Capitalized duties, taxes and interest deducted in advance	892	969
Capitalized interest	812	845
Net book value of capitalized/realized foreign exchange loss	217	245
Excess of effective interest rate amortization over straight-line amortization of debt issue costs	191	–
Others	27	97
	16,736	17,192
Deferred income tax assets:		
Provisions [see Note 2(b)]	5,949	3,300
Unfunded pension cost and unamortized past service cost	3,278	3,072
CERA (see Note 11)	1,101	1,918
Unrealized foreign exchange loss due to change in base rate	927	848
Decrement of fixed assets	406	341
Accrued liability on interest on deferred pass-through fuel cost	309	166
Allowance for probable disallowances of receivables	296	196
Allowance for doubtful accounts	226	496
Allowance for inventory obsolescence	83	73
Others	161	306
	12,736	10,716
	₱4,000	₱6,476

There are no income tax consequences attaching to the payment of dividends by Company to its shareholders.


LARGE TAXPAYERS ASSISTANCE DIVISION
PATROCINIO L. BETEZ
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE



A reconciliation between the provision for income tax computed at statutory income tax rate using tax rates of 32% for period starting from January 1 to October 31 and 35% for period starting from November 1 to December 31 in 2005 and 32% in 2004, and provision for income tax as shown in the parent company statements of operations is as follows:

	2005	2004 (As restated - see Note 4)
	(Amounts in Millions)	
Income tax computed at statutory tax rate	**(₱692)**	(₱1,090)
Income tax effects of:		
Change in tax rates	**(681)**	–
Nontaxable income	**(290)**	–
Nondeductible interest expense	**191**	53
Interest income subjected to a lower final tax rate	**(181)**	(111)
Others	**(64)**	(231)
	(₱1,717)	(₱1,379)

On May 24, 2005, the President signed into law RA No. 9337 amending certain provisions of the NIRC of 1997, as amended, which took effect on July 1, 2005, introducing the following changes:

i. RCIT rate for domestic corporations and resident and non-resident foreign corporations is increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. RCIT rate shall be applied on the amount computed by multiplying the number of months covered by the new rate within the fiscal year by the taxable income of the corporation for the period, divided by 12 months.

ii. Power of the President upon the recommendation of the Secretary of Finance to increase the rate of value added tax (VAT) to 12% (from 10%), after any of the following conditions has been satisfied:

- VAT collection as a percentage of gross domestic product (GDP) of the previous year exceeds two and four-fifth percent (2 4/5%); or
- National government deficit as a percentage of GDP of the previous year exceeds one and one-half percent (1 1/2%).

On January 31, 2006, a Revenue Memorandum Circular No. 7-2006 was issued approving the recommendation of the Secretary of Finance to increase VAT to 12% (from 10%) effective February 1, 2006.

iii. Input VAT on capital goods should be spread evenly over the useful life or 60 months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds ₱1.0 million.

iv. Input VAT credit shall not exceed output VAT, otherwise, VAT liability before withholding VAT credits shall be computed equivalent to 30% of output VAT.




SEC
No. 82-3237
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE
PATROCINIO L. BETEZ

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge.

In an Order dated March 8, 2004, the ERC directed the Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

In accordance with RA No. 9337, the Company no longer collects the national franchise tax of 2% on electricity consumptions starting November 1, 2005. The same law prescribes the collection of VAT on electricity generation, transmission, distribution, and supply. Implementation of the VAT on customers' bills is in accordance with ERC Resolution No. 20, Series of 2005 which prescribes the Guidelines Implementing the Recovery of Value Added Tax (VAT) and Other Provisions of RA No. 9337 Affecting the Electric Power Industry.

30. Contingencies

a. Contingent assets

(1) As of December 31, 2005, the Company has a contingent asset amounting to ₱4,122 million consisting of underrecoveries for Transmission Charge of ₱3,316 million and for System Loss Charge of ₱806 million. These underrecoveries accumulated in the absence of an adjustment mechanism for these two charges when the unbundled rates were implemented.

While an automatic adjustment mechanism for the system loss charge was authorized by the ERC for implementation starting November 2004, the guidelines prescribing a recovery mechanism for the underrecoveries on the system loss charge for prior periods promulgated by the ERC on November 23, 2005 became effective only on January 12, 2005.

Based on these guidelines, the Company can already start recovery of ₱284 million in unbilled system loss charges. Implementation of the recovery is through a ₱0.0084 per kwh adjustment to the system loss charge for all consumptions starting with the Company's February 2006 billing and to continue until the amount is fully collected.

While the Guidelines on the Adjustment of Transmission Rates by Distribution Utilities were already promulgated last September 28, 2005, the said guidelines do not prescribe a recovery mechanism for the underrecoveries in transmission charges for prior periods.



(2) The Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,107 million. The Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Company's books during the said period, including submission of the documents. The BIR examination resulted to net income tax refund of ₱6,690 million subject to a resolution of the issue on prescription which is being heard by the CTA. The BIR allowed the Company an income tax refund for the year 2001 of ₱894 million. The Company amended its Petition in the CTA to reflect the recoverable amount established by the BIR.

b. Contingent liabilities

(1) Realty tax assessment

The Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Company such as its electric poles, wires, insulators, and transformers. One of these cases is now on appeal with the SC because of the CA's decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Company.

To address the possible liabilities for realty taxes, the Company filed on December 23, 2004 an application with the ERC for a mechanism to recover all types of tax assessments by LGUs, excluding the local franchise tax. The first and only hearing on the application was conducted on May 23, 2005. The case is still pending approval by the ERC. The Company believes that with such pass-through mechanism, the LGUs will exercise prudence in assessing the Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Company to recover the current franchise tax payments.

The final outcome (1) and (2) cannot presently be determined, and no provision for any additional liability that may arise from an adverse decision on these cases has been made in the financial statements.

(3) Other claims

The Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the parent company financial statements.



31. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

Settlement Agreement

On November 21, 1994, the Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. The Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱42,157 million as of December 31, 2005 and 2004. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In the Settlement Agreement described below, in the event the Company will be obliged to pay these amounts, these charges shall form part of the Company's purchased power cost. The Company did not pay the disputed amounts as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Company did not accrue for these disputed bills nor did it set up a corresponding receivable from its customers.

Meanwhile, on March 24, 2003, the Company served a written demand to NPC for payment of claims amounting to ₱9,787 million for the following: NPC's failure to provide timely transmission service to the Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

Following a mediation process undertaken between March to June 2003, the Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Company shall pay NPC ₱27,515 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Company has already bought from January 2002 until April 2003 plus the quantity it intends to buy until December 31, 2004 with the IPPs being dispatched at contract levels. This amount is subject to adjustment from the date of signing based on the energy that the Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Company's existing franchise areas, totaling ₱7,465 million. The net payable of the Company to NPC amounted to ₱20,050 million which the Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment.



The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Company's own nominated schedule of its IPPs, thereby ensuring the dispatch of the Company's IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

In a joint compliance to the ERC dated January 20, 2006, the Company and the NPC showed that since the Company's actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by the ERC has been reduced from ₱20,050 million to ₱14,320 million.

Hearings on the joint application have already been completed and the case is now for resolution by the ERC.

Transition Supply Contracts

The Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA No. 9136. In an Order dated January 4, 2005, the ERC granted NPC's request that it be allowed to submit its TSC with the Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Company were directed to continuously comply with their respective obligations (for NPC to supply the Company and for the Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Company and NPC/Power Sector & Liabilities Management Corporation (PSALM) engaged in numerous negotiations for the TSC in 2005, but failed to reach a mutually acceptable agreement. Because of the impasse in the TSC negotiations, the ERC issued a Decision on November 7, 2005 promulgating an Economic Dispatch Protocol that will govern the dispatch of all generating units in the Luzon Grid (i.e., covering NPC's plants and IPPs and the Company's IPPs) during the TSC period. In the Decision, the ERC gave the parties until December 9, 2005 to submit a TSC. This deadline was extended to January 20, 2006 in a subsequent Order by the ERC dated December 15, 2005.



Following a Motion for Extension of Time filed by NPC/PSALM on January 20, 2006, the ERC granted an additional 90 days for the parties to file their duly executed TSC with the ERC. It also directed the parties, as well as TransCo, to "maintain the status quo with regard to any service that they are rendering in order to prevent any power service interruptions that may be related to the issues being resolved..." On February 9, 2006, NPC/PSALM filed a Motion for Reconsideration of the ERC's Order dated December 15, 2005, specifically pertaining to the term of the contract, firm volume commitments on the part of the Company, the imposition of minimum/premium charges, and redispatch procedures. It also asked the ERC to hold in abeyance the 90 day extension granted pending the resolution of the issues. The Company filed its comments on NPC's Motion for Reconsideration on March 16. 2006.

Total purchased power from NPC amounted to ₱62,235 million and ₱46,694 million for the years ended December 31, 2005 and 2004, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo as of December 31, 2005 and 2004 amounted to ₱16,677 million and ₱17,499 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Company entered into power purchase agreements (Agreements) with IPPs, FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Company and the Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.



In compliance with Section 33 of EPIRA which mandates distribution utilities seeking to recover their stranded costs to mitigate their potential stranded costs by making "reasonable best efforts" to reduce the costs of their existing contracts with IPPs, the Company took the steps in renegotiating its contracts with QPPL, FGPC, and FGP Corp. To make the contract review process transparent and to ensure that the renegotiations were done at arm's length, the Company's Board of Directors created a three-man Independent Review Committee then composed of Messrs. Margarito Teves, Carlos Dominguez and Emilio Vicens.

On January 7, 2004, the Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity factor level. The signed Amendment was submitted to the ERC for approval on March 12, 2004. Public hearings have been completed and the Amendment has been submitted to the ERC for its decision.

The Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Company's point of receipt. Similarly, the Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱51,019 million and ₱42,933 million for the years ended December 31, 2005 and 2004, respectively.

d. QPPL

The Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Company and the Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of, the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.



The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. These negotiations led to the filing of an amendment to the contract (Amendment No. 3) at the ERC. However, due to certain concerns raised by the ERC, this petition was withdrawn by the Company on March 4, 2003.

Despite the withdrawn filing in 2003, the Company continues to hold negotiations with QPPL on the amendment of the contract and the settlement of the transmission line issue.

The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to the ERC for approval.

Total power purchased from QPPL amounted to ₱15,658 million (including transmission line costs of ₱1,858 million) and ₱13,851 million (including transmission line costs of ₱1,893 million) for the years ended December 31, 2005 and 2004, respectively.

e. Duracom Mobile Power Company (Duracom)

The Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate ("blended rate") took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company. On November 22, 2004, the ERC permanently approved the blended rate for Duracom but advised the Company and Duracom to renegotiate the pricing scheme, taking into consideration Duracom's true cost as an embedded generator.

Pursuant to the ERC's directive in its November 22, 2004 Decision, the Company filed an application for the amendment and interim extension of the contract with Duracom on January 17, 2006. The amended contract seeks to change the basis for Duracom's rate from the weighted average of the Company's purchased power cost from NPC, QPPL, FGPC and FGP Corp., to NPC's Time-of-Use (TOU) Rates. The contract extension is only up to December 25, 2006 or until the Company and Duracom have agreed to a sign a new contract



altogether, whichever comes first. The TOU-based rates are intended to provide rate relief to Duracom, which, being an oil-fired power plant, has been severely affected by the worldwide increases in the price of oil. The only hearing on the case was held on February 16, 2006 and the application is now submitted for decision of the Commission.

Details of purchased power follow:

	2005	2004
	(Amounts in Millions)	
NPC	**₱62,235**	₱46,694
FGPC and FGP Corp.	**51,019**	42,933
Transco	**16,677**	17,499
QPPL	**15,658**	13,851
Duracom and others	**3,276**	3,624
	₱148,865	₱124,601

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009	14,297	67,797
2010 & onwards	218,180	1,033,006

** Based on MEQ rates*

On June 22, 2004, the Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA No. 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA No. 9136 empowers ERC to amend the system loss caps set by RA No. 7832. In an Order dated November 16, 2005, the ERC moved the filing of the proposed caps to April 30, 2006.


RECEIVED
BUREAU OF INTERNAL



32. Loss Per Share

Loss per share is calculated by dividing the net loss for the period attributable to common shareholders less dividends on preferred shares by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted loss per share, the net loss attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

	2005	2004 (As restated - Note 4)
	(Amounts in Millions Except Shares and Per Share Data)	
Net loss (a)	**₱411**	₱2,026
Shares:		
Weighted average common shares - beginning	1,009,043,198	999,261,461
Additional (cancelled) subscriptions (see Note 17)	(152,141)	8,089,825
Weighted average common shares - basic (b)	1,008,891,057	1,007,351,286
Number of shares under option (see Note 17)	4,152,806	4,000,665
Weighted average number of shares that would have been issued at fair value	(3,907,296)	(2,308,753)
Adjusted weighted average common shares - diluted (c)	1,009,136,567	1,009,043,198
Per Share Amounts:		
Basic loss per share (a/b)	**₱0.407**	₱2.011
Diluted loss per share (a/c)	**₱0.407**	₱2.011

The effect of the exercise under the Employee Stock Ownership Plan (see Note 1 7) is anti-dilutive for the years ended December 31, 2005 and 2004. Accordingly, diluted EPS is the same as basic EPS.


BUREAU OF INTERNAL
RECEIVED
APR



33. Other Matters

a. The Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II.

Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2005 and 2004, translated to peso at the following exchange rates:

	2005	2004
US Dollar	53.0900	56.2800
Japanese Yen	0.4503	0.5460
Euro	62.8207	76.6019
Swiss Francs	40.3000	49.6488

	2005					2004
	Foreign Currency				Peso Equivalent	
	US Dollar	Japanese Yen	Euro	Swiss Francs		
			(Amounts in Millions)			
Monetary assets	$336	¥–	€–	CHF–	₱17,880	₱14,828
Monetary liabilities	645	5,057	3	2	36,791	38,747
Net	$309	¥5,057	€3	CHF2	₱18,911	₱23,919

b. RA No. 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The IRR were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.


PATROCINIO L. BETEZ
SEC
APR 17 2006
RECEIVED
BUREAU OF INTERNAL REVENUE

Following the enactment of EPIRA in June 2001, the implementation of its various provisions continued in 2005.

Distribution Wheeling Rate Guidelines. In accordance with the authority given to the ERC by Sec. 43 of EPIRA to "adopt alternative forms of internationally-accepted rate-setting methodology", the ERC approved the Distribution Wheeling Rate Guidelines (DWRG) last December 20, 2004. The DWRG took effect on January 29, 2005.

DWRG embodies a new rate-fixing scheme more commonly known as performance-based ratemaking (PBR). Under the current RORB methodology, utility tariffs are based on historical costs plus a reasonable rate of return. On the other hand, the PBR scheme sets tariffs according to forecasts of performance and capital and operating expenditures. The DWRG also employs a penalty/reward mechanism depending on a utility's actual performance.

Last January 14, 2005, the Company expressed its intention to join the first group under the DWRG, along with Cagayan Electric Power and Light Co. (CEPALCO) and Dagupan Electric Corporation (DECORP).

The DWRG stipulates that the ERC must publish a Regulatory Reset Issues Paper for the regulatory reset process, which the ERC released for public comments last September 30, 2005. Participating utilities shall file to the ERC a rate application by August 31, 2006. After hearings and regulatory evaluation, the new PBR-based tariffs should be implemented by July 2007.

Wholesale Electricity Spot Market. The year 2005 also saw the Philippine Electricity Market Corporation, or PEMC, finalizing its preparations for the commercial operations of the wholesale electricity spot market, or WESM, as envisioned by Sec. 30 of EPIRA.

To test the WESM's hardware and software systems, the PEMC began a Trial Operations Program last April 2005, in which the Company participated. The WESM system was also certified by PA Consulting as being "substantially compliant" with the WESM rules and the associated market manuals and system operations procedures. For its governance structure, the PEMC Board is selecting members to the committees that will assist it in overseeing the operation of the WESM. These committees include the Market Surveillance Committee, Dispute Resolution Administrator, Rules Change Committee, Technical Committee, and the PEM Auditor.

Presently, the PEMC and the DOE are seeking regulatory approval of key market rules, particularly, the market's price determination methodology (PDM), the setting of market fees, and the administered price.

Preparations for Retail Competition. The ERC has been laying down the framework for the eventual introduction of retail competition and open access, in accordance with Sec. 31 of EPIRA. The framework, known as the "seven pillars", is a set of regulations that are intended to encourage and govern competition in the retail supply market.



Of the seven, three have been promulgated, the Business Separation Guidelines (September 2003), the Retail Electricity Supplier Licensing Guidelines (July 2005), and the Distribution Service and Open Access Rules (January 2006). Currently, the ERC is soliciting comments on a draft Code of Conduct for Retail Market Participants, the proposed Supplier of Last Resort (SoLR), Guidelines, the draft Manual of Uniform Business Practices, and a revised Competition Rules and Complaints Procedures.

The ERC also announced that it would be conducting public consultations on a possible revision of its timeline for implementing retail competition. In an earlier Resolution (dated September 2004), the ERC set the commencement of retail competition in Luzon Grid for July 1, 2006.

Removal of Cross-subsidies. Last November 2005, the Company reflected in the bills of end-users the final step in TransCo's intra-grid subsidy removal process. Meanwhile, through an October 2005 Order, the ERC revised the inter-class subsidy removal schedule of the Company, extending the process by another year. Under the revised schedule, the inter-class subsidy component of the Company's unbundled tariffs will be completely phased out by November 2006. The gradual removal of cross-subsidies is mandated by Sec. 74 of EPIRA.

Transfer of TransCo's Subtransmission Assets to Distribution Utilities. Early last 2005, negotiations between the Company and TransCo on the transfer of the latter's subtransmission assets (STAs), as provided for by Sec. 8 of EPIRA, stalled following a disagreement regarding the classification of TransCo's Dasmariñas-Rosario facilities, which serve both the Company and the Cavite Economic Zone. The matter was brought before the ERC, which ruled in November 7, 2005 that the said facilities are subtransmission assets and not transmission facilities.

Following the ERC's ruling, last November 22, 2005, the Company wrote TransCo to indicate the Company's desire to resume negotiations for the purchase of TransCo's STAs in the Company's franchise area. Negotiations are currently ongoing.

c. The following accounts in the 2004 parent company balance sheet were reclassified to conform with the 2005 parent company balance sheet. Management believes that these reclassifications will result in a more appropriate presentation of transactions and accounts.

   (1) Creditable withholding taxes amounting to ₱641 million which were previously shown as part of "Other noncurrent assets" account were reclassified to "Other current assets" account.

   (2) Liability accounts amounting to ₱1,495 million which were previously shown as part of "Other noncurrent liabilities" account were reclassified as current in "Trade and other payables" account.

US SEC
File No. 82-3237



SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited in accordance with generally accepted auditing standards, the financial statements of Manila Electric Company included in this Form 17-A and have issued our report thereon dated March 27, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's Rule 68.1 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.

Maria Vivian C. Ruiz
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 4180823, January 2, 2006, Makati City

March 27, 2006

MANILA ELECTRIC COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

December 31, 2005

Consolidated Financial Statements

Supplementary Schedules

* *These schedules, which are required by SRC Rule 68.1, "Annex 68.1-O" Schedules, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's consolidated financial statements.*

MANILA ELECTRIC COMPANY

SCHEDULE "B" - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS EMPLOYEES, AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)

FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Millions)

Name and Designation of Debtor	Beginning Balance	Additions	Deductions		Current	Non-Current	Ending Balance
			Amount Collected	Amount Written-Off			
Car Loan	111	0	65	0	46	0	46
Employees stock option plan	98	0	29	0	69	0	69
T o t a l s	**209**	**0**	**94**	**0**	**115**	**0**	**115**

sec-annual2005.xls/mydocc/sht1

MANILA ELECTRIC COMPANY

SCHEDULE "E" - INTANGIBLE ASSETS - OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in Millions)

Name and Designation of Debtor	Beginning Balance	Additions At Cost	Deductions		Other Changes Additions/ (Deductions)	Ending Balance
			Charged to Costs and Expenses	Charged to Other Accounts		
Deferred Charges	0	0	0	0	0	0
Totals	0	0	0	0	0	0

MANILA ELECTRIC COMPANY

SCHEDULE "I" - CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2005

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Options, Warrants Conversions, and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Preferred Shares	300,000,000	258,518,751	NIL	NIL	NIL	258,518,751
Common Shares	1,080,000,000	1,007,199,145	4,150,273	NIL	8,670,003	998,529,142

Note: Refer to No. 18 & 20 (Stockholders' Equity) of Notes to Financial Statements for additional information.

sec-annual2005.xls/mydocs/sht1